David T. Zhang
Direct Dial: +852-2912-2503
david.zhang@lw.com

LATHAM&WATKINS LLP

International Law Firm
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RECD S.E.C.
APR 1 2 2005
1088


05007190

April 8, 2005

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

Re: Jiangsu Expressway Company Limited – File No. 82-34677

SUPPL

Dear Sir or Madam:

On behalf of Jiangsu Expressway Company Limited (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am enclosing herewith copies of additional documents to be furnished to the Securities and Exchange Commission (the "Commission") that the Company made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders since our last submission dated June 29, 2004, and a revised index of exhibits listing all the documents that have been so furnished.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the foregoing, please contact the undersigned in the Hong Kong office of Latham & Watkins LLP by telephone at (852) 2912 2503 or by facsimile at (852) 2522 7006.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, stamped, self-addressed envelope.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Very truly yours,

David T. Zhang
of LATHAM & WATKINS LLP

Enclosures

cc (w/o encl.): Mr. Yong Jia Yao
Jiangsu Expressway Company Limited

Janet Cheung, Esq.
Richards Butler


RECD S.E.C.
APR 1 2 2005
1086

INDEX TO EXHIBITS

Listed below are all exhibits made public, filed with the Stock Exchange ~~of Hong Kong~~ Limited or the Shanghai Stock Exchange or distributed to the security holders of the Company since January 1, 2001. Exhibits 48 through 80 are furnished herewith. Exhibits 1 through 47 were previously furnished to the Commission before or on June 29, 2004.

Exhibit Number	Exhibit
1.	Notice of Special General Meeting dated February 20, 2001
2.	Announcement of the results of the Special General Meeting dated April 9, 2001
3.	Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2000 dated April 11, 2001
4.	Announcement of the intention of the Company to acquire equity interests in Suzhou Sujiahang Expressway Company Limited dated April 12, 2001
5.	Announcement of the resolutions passed by the Seventh Session of the Third Board of Directors Meeting held on April 11, 2001 dated April 12, 2001
6.	Notice of Annual General Meeting dated April 12, 2001
7.	Annual Report for 2000 dated April 12, 2001
8.	Teletext announcement on exceptional price & turnover movement dated May 21, 2001
9.	Announcement of the resolutions passed at 2000 Annual General Meeting dated June 8, 2001
10.	Announcement of the extension of book close period dated June 8, 2001
11.	Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
12.	Announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
13.	Teletext announcement to clarify a reclassification of item in the teletext summary announcement of August 21, 2001 dated August 22, 2001
14.	Announcement of the Eighth Session of the Third Board of Directors Meeting dated August 21, 2001
15.	Announcement on a connected transaction – acquisition of 8.8% interest in Yangtze Bridge Company – dated September 4, 2001

16. Interim Report for the six months ended June 30, 2001 dated August 21, 2001

17. Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

18. Announcement of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

19. Announcement of a connected transaction – acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 8, 2002

20. Notice of Annual General Meeting, dated April 8, 2002 (together with an Introduction to the proposed directors, including independent directors, and Supervisors to be appointed at the Annual General Meeting), and Announcement of the resolutions passed by the Ninth Session of the Third Board of Directors Meeting held on April 8, 2002, dated April 8, 2002 (together with declarations made by the nominator of the independent directors of the Company and declaration of independence by the proposed independent directors to be appointed at the Annual General Meeting)

21. Circular of a connected transaction - acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 26, 2002

22. Announcement of the First Quarter Results of 2002 dated April 29, 2002

23. Announcement in respect of the dispatch of Annual Report, connected transaction circular and a circular setting out the proposed amendments to its Articles of Association and the proposed rules and bye-laws to be adopted in the Annual General Meeting and related documents dated April 29, 2002

24. Circular on the proposed amendments to the Articles of Association of the Company, adoption of procedural rules and bye-laws and election by H Share shareholders of form of financial information dated April 29, 2002

25. Annual Report for 2001 dated April 8, 2002

26. Announcement of the resolutions of 2001 Annual General Meeting dated May 28, 2002

27. Announcement regarding connected transaction – investment of equity interests in Jiangsu Zulin – dated May 28, 2002

28. Announcement regarding connected transaction – independent financial opinion of Huatai Securities Limited on investment of equity investments in Jiangsu Zulin – dated May 29, 2002

29. Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

30. Announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

31. Interim Report for the six months ended June 30, 2002 dated August 27, 2002

32. 2002 Third Quarterly Report dated October 30, 2002

33. Announcement regarding connected transactions – proposed establishment of Jiangsu Sundian Engineering Co., Ltd. and proposed transfer of outdoor advertising billboards – dated March 20, 2003

34. Announcement of the Final Results for the Year 2002 dated March 20, 2003

35. Notice of 2002 Annual General Meeting dated March 20, 2003

36. Announcement of the 16th Session of the Third Board of Directors Meeting dated March 20, 2003

37. Announcement of the 8th Session of the Third Supervisory Committee Meeting dated March 20, 2003

38. Announcement on Change of Accounting Standard for the year ended December 31, 2002 dated March 25, 2003

39. Supplementary announcement on Change of Accounting Standard for the year ended December 31, 2002 dated March 26, 2003

40. Announcement of the resolutions of the 2002 Annual General Meeting; Announcement of the 1st Session of the Fourth Board of Directors Meeting and Announcement of the 1st Session of the Fourth Supervisory Committee Meeting dated May 15, 2003

41. Announcement regarding connected transactions – Road Maintenance Service Contracts with Jiangsu Sundian Engineering Co., Ltd. – dated June 30, 2003

42. Summary of 2003 Interim Results dated August 14, 2003

43. Announcement Corrigendum to the interim result announcement dated August 28, 2003

44. 2003 Third Quarterly Report dated October 24, 2003

45. Announcement of the 3rd Session of the Fourth Board of Directors Meeting dated October 24, 2003

46. Announcement in relation to Toll Collection according to the Weight of the Lorries and Adjustment to the Toll Rates dated December 25, 2003

47. Further Announcement in relation to Toll Collection according to the Weight of the Lorries dated December 30, 2003

48. Announcement – the 4th Session of the 4th Board of Directors Meeting dated January 30, 2004

49. Announcement on Proposed Change of Auditors, Proposed Amendments to Articles of Association and Book Close Date dated February 3, 2004

50. Circular on Proposed Amendments to Articles of Association and Proposed Appointment of Auditors dated February 4, 2004

51. Announcement of the Resolutions of the First Extraordinary General Meeting of 2004 dated March 23, 2004

52. Announcement of the 5th Session of the Fourth Board of Directors dated April 1, 2004

53. Announcement of the 4th Session of the Fourth Supervisory Committee Meeting dated April 1, 2004

54. Preliminary Announcement on 2003 Annual Results dated April 1, 2004

55. 2003 Annual Report dated April 1, 2004

56. Announcement – Major Transaction: Widening of Shanghai-Nanjing Expressway; Discloseable Transaction: Second Supplemental Contract of the Contract for the Transfer of the Operating Rights of Nanjing-Shanghai Class 2 Highway and Resumption of Trading, dated April 14, 2004

57. Circular – Major Transaction: Widening of Shanghai-Nanjing Expressway; Discloseable Transaction: Second Supplemental Contract to the Contract for the Transfer of the Operating Rights for Nanjing-Shanghai Class 2 Highway, Amendments to Articles and Annual General Meeting, dated May 5, 2004

58. Announcement of the Opinion of the Board of Directors dated April 14, 2004

59. Announcement of the Opinion of the Independent Directors dated April 14, 2004

60. Announcement of the 7th Session of the Fourth Board of Directors dated April 26, 2004

61. 2004 First Quarterly Report dated April 26, 2004

62. Announcement – Connected Transactions: Road Maintenance Service Contracts with Jiangsu Sundian Engineering Co., Ltd. dated April 28, 2004

63. Notice of Annual General Meeting May 5, 2004

64. Corrigendum dated May 10, 2004

65. Announcement – Traffic Control in relation to the Jiangsu Section of the Shanghai-Nanjing Expressway dated May 31, 2004

66. Announcement of the Resolutions of the 2003 Annual General Meeting dated June 28, 2004

67. Announcement – Traffic Control in relation to the Jiangsu Section of the Shanghai-Nanjing Expressway dated July 26, 2004

68. Summary of 2004 Interim Results dated August 20, 2004, including Announcement of the 8th Session of the Fourth Board of Directors dated August 20, 2004

69. 2004 Interim Report dated August 20, 2004

70. Teletext announcement on unusual volume movement dated September 16, 2004

71. Announcement of the 9th Session of the Fourth Board of Directors dated October 27, 2004

72. 2004 Third Quarterly Report dated October 27, 2004

73. Change of Process Agent dated October 27, 2004

74. Announcement of Adjustment to Toll Rate Policy dated January 7, 2005

75. Announcement of the 10th Session of the Fourth Board of Directors Meeting dated March 16, 2005

76. Announcement of the 6th Session of the Fourth Supervisory Committee Meeting dated March 18, 2005

77. Announcement on 2004 Annual Results dated March 18, 2005

78. 2004 Annual Report dated March 18, 2005

79. Announcement – Delay in the appointment of Qualified Accountant dated March 18, 2005

80. Notice of 2004 Annual General Meeting dated April 1, 2005



江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

ANNOUNCEMENT
THE 4TH SESSION OF THE 4TH BOARD OF DIRECTORS MEETING

The Company has, in the Board Meeting held on 30 January 2004, resolved to appoint Mr. Xie Jia Quan as the General Manager and Mr. Qian Yong Xiang as the Assistant General Manager. The EGM Notice was also approved in the Board Meeting.

Notice is hereby given that the 4th session of the 4th meeting (the "Board Meeting") of the board of directors of the Company (the "Board of Directors") was held by the Company in the morning on Friday, 30 January 2004 at the conference room of the Company's office at 238 Ma Qun Street, Ma Qun, Nanjing, the People's Republic of China (the "PRC"). There should be 11 directors present and 10 directors were present. Members of the Supervisory Committee and the senior management staff attended the Board Meeting. The Board Meeting was chaired by Mr. Sun Hong Ning. The convocation of the Board Meeting was in compliance with the relevant provisions of the Company Law of the PRC and the articles of association of the Company.

The following resolutions were considered and approved at the Board Meeting:

1. the appointment of Mr. Xie Jia Quan as the General Manager of the Company for a term of three years be considered and approved;

2. the appointment of Mr. Qian Yong Xiang as the Assistant General Manager of the Company for a term of three years be considered and approved; and

3. the notice to the shareholders of the Company with respect to the extraordinary general meeting of the Company (the "EGM Notice") be considered and approved.

Mr. Chen Xiang Hui, the former General Manager of the Company, has resigned from his office as a result of the variation in the job responsibilities. The Company hereby expresses its gratitude towards the contribution of Mr. Chen during his term of office.

The biographies of the General Manager and Assistant General Manager of the Company are as follows:

Mr. Xie Jia Quan: General Manager, born in 1951, university graduate, senior engineer. Mr. Xie had been a technician and an assistant in the Communication Planning and Design Institute of the Jiangsu Province since 1978. He had been the Deputy Head of the Planning and Design Department of the Communication Bureau of the Jiangsu Bureau since 1985. Since 1992, he took up various positions including the Deputy Head of the Construction Department, the Head of the Planning Department, the Deputy Chief Engineer and the Field In-charge under the Highway Construction and Direction Division of the Jiangsu Province. Mr. Xie has been the Deputy Head of the Expansion Projects Direction Department of the Company since August 2003. Mr. Xie is a senior professional experienced in the construction and management of highways.

Mr. Qian Yong Xiang: Assistant General Manager, born in 1964, master in engineering and business administration. He taught in the Southwestern University between 1987 and 1992. He joined the Company in 1992 and had served as the Head of the Planning Division, the Deputy Manager and the Manager of the Investment and Securities Department. Mr. Qian has long been engaged in the research of transportation strategies, corporate investment analysis and management, as well as project construction and management.

The Company and the Board of Directors warrant that the content of this announcement is true, accurate and complete and shall be jointly and severally responsible for any false representation, misleading statement or material omission hereof.

This announcement is published in Shanghai pursuant to the requirements of the Listing Rules of the Stock Exchange of Shanghai and is published in Hong Kong pursuant to the disclosure requirements under paragraph 2(2) of Appendix 7I to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By the order of the Board
Yao Yong Jia **Lam Che Wah**
Board Secretary

Nanjing, the PRC
30 January 2004



江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(a joint-stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT ON PROPOSED CHANGE OF AUDITORS, PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION AND BOOK CLOSE DATE

Subject to the approval of the shareholders in the EGM by way of an an ordinary resolution, Deloitte Touche Tohmatsu CPA Ltd. (德勤華永會計師事務所有限公司) and Deloitte Touche Thomatsu will be appointed as the Company's domestic and overseas auditors respectively for the financial year ended 31 December 2003. In addition, it is proposed that the articles of association of the Company be amended to reflect the changes in Hong Kong and PRC legal requirements, subject to the approval of the shareholders in the EGM by way of a special resolution.

For the purpose of the EGM, registration of transfer of H shares will be suspended by the Company from 23 February 2004 to 23 March 2004 (both days inclusive).

Proposed Change of Auditors

PricewaterhouseCoopers Zhong Tian CPA Co., Ltd. ("**PWC Zhong Tian**") and PricewaterhouseCoopers ("**PWC**") (PWC Zhong Tian and PWC are collectively referred to as "**PWCs**") have not been re-appointed as the domestic and overseas auditors of the Company for the financial year ended 31 December 2003 as a result of the commercial decision of the Board of Directors. A resolution for the re-appointment of PWCs as the auditors of the Company for the financial year of ended 31 December 2003 has not therefore, been put forward in the annual general meeting of the Company in 2002. The Board of Directors hereby announces that, subject to the approval of the shareholders of the Company by way of an ordinary resolution, Deloitte Touche Tohmatsu CPA Ltd. (德勤華永會計師事務所有限公司) and Deloitte Touche Thomatsu will be appointed as the Company's domestic and overseas auditors respectively for the financial year ended 31 December 2003.

PWCs have confirmed that there are no circumstances connected with their ceasing to be the auditors of the Company which they consider should be brought to the notice of the shareholders or creditors of the Company.

The Board of Directors confirmed that the annual results announcement of the Company for the year ended 31 December 2003 will not be affected by such proposed change of auditors.

An extraordinary general meeting (the "**EGM**") will be convened on 23 March 2004 to approve, inter alia, the aforesaid appointment. The circular and the notice for convening the EGM will be despatched to the shareholders in due course.

Proposed Amendments to Articles of Association

It is proposed that the articles of association of the Company be amended to reflect the changes in Hong Kong and PRC legal requirements.

The proposed change to article 77 is to reflect the abolition of the Securities and Futures (Clearing Houses) Ordinance (Cap. 420 Laws of Hong Kong) with the coming into effect of the Securities and Futures Ordinance (Cap. 570 Laws of Hong Kong). In compliance with the requirements of (i) Article 31 of the Rules on the Governing of the Listed Companies promulgated by China Securities Regulatory Commission (the "**CSRC**") and the State Economic and Trade Commission of China on 7 February 2002; (ii) Article 129 of the Guidelines on the Articles of Association of the Listed Companies issued by CSRC on 16 December 1997; and (iii) Article 2 of the Notice dated 28 August 2003 from CSRC and the State-owned Assets Supervisory and Administrative Commission of the State Council regarding Certain Issues Concerning the Regulation of Financial Dealings between Listed Companies and their Associates and the Provision of Guarantees by Listed Companies to Foreign Parties, it is proposed to amend articles 101, 103 and 125 by (i) adopting a cumulative voting system by which directors are elected by shareholders at general meeting; (ii) imposing restrictions and conditions under which the Company may provide financial guarantee; and (iii) changing the composition of the Supervisory Committee by allocating one more seat to the staff's representative and correspondingly reducing one shareholders' representative.

The changes as aforesaid are subject to the approval of the shareholders in the EGM by way of a special resolution.

Book Close Date

Notice is hereby given that for the purpose of the EGM, which will be convened to consider and approve, the appointment of auditors and the amendments to the articles of association of the Company, registration of transfer of H shares will be suspended by the Company from 23 February 2004 to 23 March 2004 (both days inclusive).

By the Order of the Board
Yao Yong Jia **Lam Che Wah**
Secretary to the Board of Directors

Nanjing, the PRC

3 February 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold all your shares in Jiangsu Expressway Company Limited, you should at once hand this circular and the accompanying confirmation slip and form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(a joint-stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION AND PROPOSED APPOINTMENT OF AUDITORS

A notice convening the Extraordinary General Meeting (the "EGM") to be held at 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China on Tuesday, 23 March 2004 at 9:00 a.m. is set out on pages 6 to 8 of this circular. Whether or not you are able to attend the EGM, you are required to complete and return (i) the accompanying confirmation slip in accordance with the instructions printed thereon to the Company as soon as practicable and, in any event, not later than 3 March 2004 and (ii) the accompanying form of proxy in accordance with the instructions printed thereon to the Company as soon as possible and, in any event, not less than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form proxy will not preclude you from attending and voting at the EGM should you so wish, in which case you will be deemed to have withdrawn the proxy you have appointed.

4 February 2004

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Board of Directors"	means the board of Directors of the Company
"Board Meeting"	means 4th session of the 4th meeting of the Board of Directors held on 30 January 2004 at 9:00 a.m. at the Company's office at 238 Ma Qun Street, Ma Qun, Nanjing, the PRC
"Directors"	means the directors of the Company
"EGM"	means the extraordinary general meeting of the Company to be held on 23 March 2004 at 9:00 a.m. at 69 Shigu Road, Nanjing, Jiangsu, the PRC
"PRC"	means the People's Republic of China
"Supervisory Committee"	means the supervisory committee of the Company



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(a joint-stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:
Shen Chang Quan
Sun Hong Ning
Zhang Wen Sheng
Chen Xiang Hui
Fan Yu Shu
Cui Xiao Long
Wang Zheng Yi

Independent Non-Executive Directors
Chang Yung Tsung, Alice
Fang Keng
Hong Yin Xing
Yang Xiong Sheng

Registered Office:
Jiangsu Communications Building
69 Shigu Road
Nanjing
Jiangsu
the PRC

Dear Sirs,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION AND PROPOSED APPOINTMENT OF AUDITORS

The Board of Directors has, in the 4th session of the 4th Board Meeting held on Friday, 30 January 2004, resolved to convene the first extraordinary general meeting of the Company for the purpose of appointing the domestic and overseas auditors of the Company and amending the articles of association of the Company. The purpose of this circular is to provide details of and the reason for, inter alias, the proposed amendments to the articles of association of the Company.

1. **Appointment of auditors**

PricewaterhouseCoopers Zhong Tian CPA Co., Ltd. ("PWC Zhong Tian") and PricewaterhouseCoopers ("PWC") (PWC Zhong Tian and PWC are collectively referred to as "PWCs") have not been re-appointed as the domestic and overseas auditors of the Company for the financial year ended 31 December 2003 as a result of the commercial decision of the Board of Directors. A resolution for the re-appointment of PWCs as the auditors of the Company for the financial year of ended 31 December 2003 has not, therefore, been put forward in the annual general meeting of the Company in 2002.

The Board proposed to appoint Deloitte Touche Tohmatsu CPA Ltd. (德勤華永會計師事務所有限公司) and Deloitte Touche Tohmatsu as the Company's domestic and overseas auditors respectively. The proposed aggregate remuneration of such appointments is RMB1,180,000 for the financial year ended 31 December 2003.

2. **Amendment to the articles of association**

The Board proposed to make the following changes to the current articles of association of the Company:

(1) the original Article 77 (No. 65 of the Mandatory Provisions): In the event that such shareholder is a recognized clearing house (as defined in the Securities and Futures (Clearing Houses) Ordinance (Cap. 420 of Hong Kong)), it may appoint a proxy (or proxies) it considers appropriate to attend any general meeting or class meeting of the Company. The proxy form to appoint such proxy (or proxies) shall set out the number and class of shares such proxy (or proxies) is (are) authorized for. The person (or persons) so authorized shall be entitled to exercise such rights of and on behalf of the recognized clearing house (or its nominee) as if such shareholder is an individual shareholder of the Company.

To be amended as: In the event that such shareholder is a recognized clearing house (as defined in the Securities and Futures Ordinance (Cap. 571 of Hong Kong)), or a clearing house as recognized by the laws of the jurisdiction where the securities of the Company are listed, it may appoint a proxy (or proxies) it considers appropriate to attend any general meeting or class meeting of the Company. The proxy form to appoint such proxy (or proxies) shall set out the number and class of shares such proxy (or proxies) is (are) authorized for. The person (or persons) so authorized is (are) entitled to exercise the right of and on behalf of the recognized clearing house (or its nominee) as if such shareholder is an individual shareholder of the Company.

(2) the original Article 101 (1): Directors shall be elected by shareholders in general meeting for a term of three years. Directors shall be eligible for re-election and re-appointment upon the expiry of their term of office.

To be amended as: (1) Directors shall be elected by shareholders in general meeting for a term of three years. Election of directors shall be effected by a cumulative voting system. In electing directors, the number of votes each shareholder is entitled to cast shall be equal to the number of shares held by such shareholder multiplied by the number of directors he is entitled to elect. Each shareholder may cast all his votes in favour of one particular candidate, cast all of his votes in favour of all candidates by allocating the votes among the candidates at his discretion, or allocate all of his votes in favour of two or more candidates. The candidates who have the highest number of votes shall be elected. Independent directors and non-executive directors shall be elected separately. Directors shall be eligible for re-election and re-appointment upon the expiry of their term of office.

(3) the original Article 125: Members of the Supervisory Committee shall comprise four shareholders' representatives and one staff's representative. Shareholders' representatives shall be elected or removed by shareholders at general meeting. Staff's representative shall be elected or removed by the staff of the Company in a democratic way.

To be amended as: Members of the Supervisory Committee shall comprise three shareholders' representatives and two staff's representatives. Shareholders' representatives shall be elected or removed by shareholders at general meeting. Staff representatives shall be elected or removed by the staff of the Company in a democratic way.

(4) to add clause (v) to the original Article 103:

(v) The Company shall obtain the written consent of more than two-thirds of the members of the Board of Directors or the approval of the shareholders at general meeting prior to its giving any guarantee of the liabilities of an external party. The Company shall not provide any guarantee, direct or indirect, of the liability of any entities with a gearing ratio of over 70%. No guarantee shall be provided for any controlling shareholder, any affiliate in which the Company holds less than 50% interests, any unincorporated entity or any individual. The aggregate amount of all guarantees provided by the Company shall not exceed 50% of its total net assets as shown in the combined financial statements for the latest financial year.

The proposed change to article 77 of the articles of association is to reflect the abolition of the Securities and Futures (Clearing Houses) Ordinance (Cap. 420 Laws of Hong Kong) with the coming in effect of the Securities and Furthers Ordinance (Cap. 571 Laws of Hong Kong).

In compliance with the requirements of (i) Article 31 of the Rules on the Governing of Listed Companies promulgated by China Securities Regulatory Commission (the "CSRC") and the State Economic and Trade Commission of China on 7 February 2002; (ii) Article 129 of the Guidelines on the Articles of Association of Listed Companies issued by CSRC on 16 December 1997; and (iii) Article 2 of the Notice dated 28 August 2003 from CSRC and the State-owned Assets Supervisory and Administrative Commission of the State Council regarding Certain Issues Concerning the Regulation of Financial Dealings between Listed Companies and their Associates and the Provision of Guarantees by Listed Companies to Foreign Parties, the Board proposed to amend articles 101, 125 and 103 by:

(a) adopting a cumulative voting system by which Directors are elected by Shareholders at general meeting. The Board believes that the proposed voting system will more accurately reflect the wishes of the Shareholders in proportion to their interest in the Company;

(b) changing the composition of the Supervisory Committee to enhance corporate governance of the Company and ensure that the views of the staff are reflected in the Supervisory Committee by allocating one more seat in the Supervisory Committee to the staff's representative and correspondingly reducing one shareholders' representative; and

(c) imposing restrictions and conditions under which the Company may provide financial guarantee to ensure better protection to the assets of the Company and to enhance the financial performance of the Company.

RECOMMENDATION BY THE BOARD

The Board are of the view that the appointment of the proposed auditors and the adoption of the proposed changes to the articles of association are in the interests of the Company and the shareholders as a whole. Shareholders are recommended to approve the proposed appointment of auditors, by way of an ordinary resolution, and the proposed amendments to the articles of association, by way of a special resolution, in the EGM.

EXTRAORDINARY GENERAL MEETING

Notice of the EGM is set out in pages 6 to 8 of this circular. Shareholders are required to complete and return the (i) the accompanying confirmation slip in accordance with the instructions printed thereon to the Company as soon as practicable and, in any event, not later than 3 March 2004 and (ii) the accompanying form of proxy in accordance with the instructions printed thereon to the Company as soon as possible and, in any event, not less than 24 hours before the time appointed for the holding of the EGM, whether or not they are able to attend the EGM. Completion and return of the form proxy will not preclude a shareholder from attending and voting at the EGM, in which case he will be deemed to have withdrawn the proxy he has appointed.

By the Order of the Board of
Jiangsu Expressway Company Limited
Shen Chang Quan
Chairman



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(a joint-stock limited company incorporated in the People's Republic of China with limited liability)

Notice of the First Extraordinary General Meeting in 2004

Notice is hereby given that at the 4th session of the 4th meeting of the board of directors of Jiangsu Expressway Company Limited, it was resolved that the first 2004 extraordinary general meeting (the "EGM") would be held at 9:00 a.m. on 23 March 2004 at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China to conduct the following businesses:

ORDINARY RESOLUTION

1. to consider and approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. (德勤華永會計師事務所有限公司) and Deloitte Touche Tohmatsu as the Company's domestic and overseas auditors respectively at a total remuneration of RMB1,180,000 per annum;

SPECIAL RESOLUTION

2. to consider and approve the amendments to the articles of association of the Company as follows:

   (1) the original Article 77 (No. 65 of the Mandatory Provisions): In the event that such shareholder is a recognized clearing house (as defined in the Securities and Futures (Clearing Houses) Ordinance (Cap. 420 of Hong Kong)), it may appoint a proxy (or proxies) it considers appropriate to attend any general meeting or class meeting of the Company. The proxy form to appoint such proxy (or proxies) shall set out the number and class of shares such proxy (or proxies) is (are) authorized for. The person (or persons) so authorized shall be entitled to exercise such rights of and on behalf of the recognized clearing house (or its nominee) as if such shareholder is an individual shareholder of the Company.

   To be amended as: In the event that such shareholder is a recognized clearing house (as defined in the Securities and Futures Ordinance (Cap. 571 of Hong Kong)), or a clearing house as recognized by the laws of the jurisdiction where the securities of the Company are listed, it may appoint a proxy (or proxies) it considers appropriate to attend any general meeting or class meeting of the Company. The proxy form to appoint such proxy (or proxies) shall set out the number and class of shares such proxy (or proxies) is (are) authorized for. The person (or persons) so authorized is (are) entitled to exercise the right of and on behalf of the recognized clearing house (or its nominee) as if such shareholder is an individual shareholder of the Company.

(2) the original Article 101 (1): Directors shall be elected by shareholders in general meeting for a term of three years. Directors shall be eligible for re-election and re-appointment upon the expiry of their term of office.

To be amended as: (1) Directors shall be elected by shareholders in general meeting for a term of three years. Election of directors shall be effected by a cumulative voting system. In electing directors, the number of votes each shareholder is entitled to cast shall be equal to the number of shares held by such shareholder multiplied by the number of directors he is entitled to elect. Each shareholder may cast all his votes in favour of one particular candidate, cast all of his votes in favour of all candidates by allocating the votes among the candidates at his discretion, or allocate all of his votes in favour of two or more candidates. The candidates who have the highest number of votes shall be elected. Independent directors and non-executive directors shall be elected separately. Directors shall be eligible for re-election and re-appointment upon the expiry of their term of office.

(3) the original Article 125: Members of the Supervisory Committee shall comprise four shareholders' representatives and one staff's representative. Shareholders' representatives shall be elected or removed by shareholders at general meeting. Staff's representative shall be elected or removed by the staff of the Company in a democratic way.

To be amended as: Members of the Supervisory Committee shall comprise three shareholders' representatives and two staff's representatives. Shareholders' representatives shall be elected or removed by shareholders at general meeting. Staff representatives shall be elected or removed by the staff of the Company in a democratic way.

(4) to add clause (v) to the original Article 103:

(v) The Company shall obtain the written consent of more than two third of the members of the Board of Directors or the approval of the shareholders at general meeting prior to its giving any guarantee of the liabilities of an external party. The Company shall not provide any guarantee, direct or indirect, of the liability of any entities with a gearing ratio of over 70%. No guarantee shall be provided for any controlling shareholder, any affiliate in which the Company holds less than 50% interests, any unincorporated entity or any individual. The aggregate amount of all guarantees provided by the Company shall not exceed 50% of its total net assets as shown in the combined financial statements for the latest financial year.

By the Order of the Board
Yao Yong Jia **Lam Che Wah**
Secretary to the Board

Nanjing, the PRC
30 January 2004

Notes:

(1) Holders of shares of the Company whose names appear on the register of members as at 23 February 2004 shall be entitled to attend the EGM after completing and returning to the Company by mail the attached confirmation slip by 3 March 2004. Further details are set out in the confirmation slip and explanation thereto.

(2) Registration of transfer of H Shares will be suspended by the Company from 23 February 2004 to 23 March 2004 (both days inclusive).

(3) Any shareholder who is entitled to attend and vote at the EGM is entitled to appoint a proxy (whether or not a shareholder of the Company) to attend and vote on his behalf. Each shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Completion and delivery of the form of proxy will not preclude a shareholder from attending and voting at the EGM.

(4) The instrument appointing a proxy must be in writing executed under the hand of the appointor or his attorney duly authorized in writing. In the event that such instrument is signed by an attorney of the appointor, an authorization that authorized such signatory shall be notarized. To be valid, such notarised authorization together with the form of proxy must be delivered to the Secretariat Office of the EGM not less than 24 hours before the time appointed for holding of the EGM.

(5) The meeting will last for half a day. Shareholders attending the meeting shall be responsible for their own accommodation and travelling expenses.

(6) Correspondence address: Secretariat Office of Board of Directors, 27th Floor, Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China

Postal code: 210004
Tel: 025-84200999 (ext. 4705/4706/4716)
Fax: 025-84466643, 84207788



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(a joint-stock limited company incorporated in the People's Republic of China with limited liability)

Stock Code: 177

Announcement of the Resolutions of the First Extraordinary General Meeting of 2004

The Company has at its extraordinary general meeting held today approved:

1. the appointment of Deloitte Hua-yong CPA (德勤華永會計師事務所有限公司) and Deloitte Touche Tohmatsu as the Company's domestic and overseas auditors respectively and fixing of their remuneration by way of an ordinary resolution; and

2. the amendments to the articles of association of the Company by way of special resolutions.

This announcement is made pursuant to Paragraph 2 of Appendix 7I of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The First Extraordinary General Meeting (the "Shareholders Meeting") of Jiangsu Expressway Company Limited (the "Company") was held at 9:00 a.m. on Tuesday, 23 March, 2004 at the Jiangsu Communications Building, No. 69 Shigu Road, Nanjing, the PRC. It was attended by 5 shareholders either attending in person or by proxy. The shareholders who attended the Shareholders Meeting, either in person or by proxy, represented 4,584,100,598 shares carrying voting rights, representing 90.995% of the Company's total share capital, which was in compliance with the quorum required by the Company's articles of association. The Shareholders Meeting was presided by Chairman Mr. Shen Chang Quan.

The following resolution has been approved by the shareholders by way of an ordinary resolution:

1. to consider and approve the appointment of Deloitte Hua-yong CPA (德勤華永會計師事務所有限公司) and Deloitte Touche Tohmatsu as the Company's domestic and overseas auditors respectively at a total remuneration of RMB 1,180,000 per annum;

The resolution was put to vote by all shareholders attending the meeting, there were 4,584,100,598 shares voting on this resolution, with 4,584,100,598 shares voted for the resolution, representing 100% of all voting rights held by shareholders attending the meeting.

The following resolutions have been approved by the shareholders by way of special resolutions:

2. to approve the amendments to the articles of association of the Company as follows:

   the original Article 77 (No. 65 of the Mandatory Provisions): In the event that such shareholder is a recognized clearing house (as defined in the Securities and Futures (Clearing Houses) Ordinance (Cap. 420 of Hong Kong)), it may appoint a proxy (or proxies) it considers appropriate to attend any general meeting or class meeting of the Company. The proxy form to appoint such proxy (or proxies) shall set out the number and class of shares such proxy (or proxies) is (are) authorized for. The person (or persons) so authorized shall be entitled to exercise such rights of and on behalf of the recognized clearing house (or its nominee) as if such shareholder is an individual shareholder of the Company.

   To be amended as: In the event that such shareholder is a recognized clearing house (as defined in the Securities and Futures Ordinance (Cap. 571 of Hong Kong)), or a clearing house as recognized by the laws of the jurisdiction where the securities of the Company are listed, it may appoint a proxy (or proxies) it considers appropriate to attend any general meeting or class meeting of the Company. The proxy form to appoint such proxy (or proxies) shall set out the number and class of shares such proxy (or proxies) is (are) authorized for. The person (or persons) so authorized is (are) entitled to exercise the right of and on behalf of the recognized clearing house (or its nominee) as if such shareholder is an individual shareholder of the Company.

The resolution was put to vote by all shareholders attending the meeting, there were 4,584,100,598 shares voting on this resolution, with 4,503,612,598 shares voted for the resolution, representing 98.2% of all voting rights held by shareholders attending the meeting and 80,488,000 shares abstained, representing 1.8% of all voting rights held by shareholders attending the meeting.

3. to approve the amendments to the articles of association of the Company as follows:

   the original Article 101 (1): Directors shall be elected by shareholders in general meeting for a term of three years. Directors shall be eligible for re-election and re-appointment upon the expiry of their term of office.

   To be amended as: (1) Directors shall be elected by shareholders in general meeting for a term of three years. Election of directors shall be effected by a cumulative voting system. In electing directors, the number of votes each shareholder is entitled to cast shall be equal to the number of shares held by such shareholder multiplied by the number of directors he is entitled to elect. Each shareholder may cast all his votes in favour of one particular candidate, cast all of his votes in favour of all candidates by

allocating the votes among the candidates at his discretion, or allocate all of his votes in favour of two or more candidates. The candidates who have the highest number of votes shall be elected. Independent directors and non-executive directors shall be elected separately. Directors shall be eligible for re-election and re-appointment upon the expiry of their term of office.

The resolution was put to vote by all shareholders attending the meeting, there were 4,584,100,598 shares voting on this resolution, with 4,503,612,598 shares voted for the resolution, representing 98.2% of all voting rights held by shareholders attending the meeting and 80,488,000 shares abstained, representing 1.8% of all voting rights held by shareholders attending the meeting.

4. to approve the amendments to the articles of association of the Company as follows:

the original Article 125: Members of the Supervisory Committee shall comprise of four shareholders' representatives and one staff's representative. Shareholders' representatives shall be elected or removed by shareholders at general meeting. Staff's representative shall be elected or removed by the staff of the Company in democratic way.

To be amended as: Members of the Supervisory Committee shall comprise of three shareholders' representatives and two staff's representatives. Shareholders' representatives shall be elected or removed by shareholders at general meeting. Staff representatives shall be elected or removed by the staff of the Company in democratic way.

The resolution was put to vote by all shareholders attending the meeting, there were 4,584,100,598 shares voting on this resolution, with 4,503,612,598 shares voted for the resolution, representing 98.2% of all voting rights held by shareholders attending the meeting and 80,488,000 shares abstained, representing 1.8% of all voting rights held by shareholders attending the meeting.

5. to approve the amendments to the articles of association of the Company as follows:

to add clause (v) to the original Article 103:

(v) The Company shall obtain the written consent of more than two third of the members of the Board of Directors or the approval of the shareholders at general meeting prior to its giving any guarantee of the liabilities of an external party. The Company shall not provide any guarantee, direct or indirect, of the liability of any entities with a gearing ratio of over 70%. No guarantee shall be provided for any controlling shareholder, any affiliate in which the Company holds less than 50% interests, any unincorporated entity or any individual. The aggregate amount of all guarantees provided by the Company shall not exceed 50% of its total net assets as shown in the combined financial statements for the latest financial year.

The resolution was put to vote by all shareholders attending the meeting, there were 4,584,100,598 shares voting on this resolution, with 4,503,612,598 shares voted for the resolution, representing 98.2% of all voting rights held by shareholders attending the meeting and 80,488,000 shares abstained, representing 1.8% of all voting rights held by shareholders attending the meeting

Mr. Wang Fan (王凡律師), a lawyer of C&T Partners (江蘇世紀同仁律師事務所), attended the Shareholders Meeting has issued a legal opinion and opined that based on the above facts, the convening, the procedure, the quorum of the persons attending and the voting procedure of the meeting were legal and valid.

General

This announcement is made pursuant to Paragraph 2 of Appendix 7I of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By the Order of the Board
Yao Yong Jia Lam Che Wah
Secretary to the Board

Nanjing, the PRC 23 March 2004



江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 177)

Announcement of the 5th Session of the Fourth Board of Directors

This announcement is made pursuant to rule 13.09 of and paragraph 45 of appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and members of the board of directors confirm that there are no false representations or misleading statements contained in or material omissions from this announcement. The directors severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this announcement.

Notice is hereby given that the 5th Session of the Fourth Board of Directors was held by the Company on Thursday, 1st April 2004 at the Conference Room, 238 Maqun Street, Nanjing, the PRC. There should be 11 directors present and 11 directors were present. Members of the Supervisory Committee and senior management attended the meeting. The meeting was chaired by Mr Shen Chang Quan. The procedures for convening the meeting were in compliance with the relevant provisions of Company Law and the Articles of Association. The following were considered and approved at the meeting:

1. The annual report of the board of directors for the year ended 31st December 2003 was approved and the same be present for approval at the shareholders meeting to be commend on 10th June 2004;

2. The audited accounts and the auditors' report for the year ended 31st December 2003 were approved and the same be present for approval at the shareholders meeting to be commend on 10th June 2004;

3. The distribution scheme in respect of the final dividends of the Company for 2003 was approved and the same be present for approval at the shareholders meeting to be commend on 10th June 2004: with reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu: The Company achieved a net profit amounted to RMB950,530,727 under PRC Accounting

Standards and a net profit after taxation of RMB1,005,773,000 under Hong Kong Generally Accepted Accounting Principles ("HK GAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HK GAAP, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB1,145,819,878 as at the beginning of the year, the total distributable profit amounted to RMB1,277,509,496. The Company recommended a final dividend of RMB0.145 per share.

4. The proposed profit distribution scheme of the Company for 2004 was approved:

   In 2004, the Company will pay cash dividends once, the amount of which would represent not less than 50% of the net profit for the same year, the retained profit accumulated over the past years would not be distributed under the 2004 profit distribution scheme;

5. The appointments of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and international auditors for the financial year 2004 were approved. Their remuneration was fixed at RMB1.18 million per year and will be submitted to the annual general meeting which whill be held on 10th June 2004 for consideration;

6. The 2003 annual report and the results announcement were considered and approved;

7. The Notice of 2003 Annual General Meeting to be convened on 10th June 2004 and its relevant matters were approved; to be made by separate announcement:

8. Election of directors:

   (1) Mr Wang Zheng Yi has resigned from the office of director due to business engagement. His contribution to the Company during his office was appreciated;

   (2) the proposed appointment of Mr Xie Jia Quan as a director of the Company; the proposed resolution will be submitted to the annual general meeting to be held on 10th June 2004 for approval;

9. The investment in the widening of Jiangsu section of Shanghai-Nanjing Expressway was considered and approved; the resolution will be submitted to the annual general meeting to be held on 10th June 2004 for approval;

10. The acquisition of the new toll collection operating right of the Jiangsu section of Shanghai-Nanjing Class 2 Highway was considered and approved. In addition, the signing of the second supplementary agreement in respect of the transfer of operating right of the Jiangsu section of Shanghai-Nanjing Class 2 Highway was approved, Mr Shen Chang Quan be appointed to execute the agreement on behalf of the Company.

11. The amendment to the Articles of Association of the Company in order to comply with the requirements of the newly amended Listing Rules stipulated by The Stock Exchange of Hong Kong Limited was approved, the proposed resolution will be submitted to the annual general meeting to be held on 10th June 2004 for approval;

12. The proposal to pay RMB6,423,000 to the employees qualified under the cash housing allowance scheme in this year was approved. Such amount has been debited as expense in 2003. The proposed resolution will be submitted to the annual general meeting to be held on 10th June 2004 for approval.

Resolutions numbered 1, 2, 3, 5, 8, 9, 11, 12 are required to be submitted to the annual general meeting to be held on 10th June, 2004 for approval. The notice of the annual general meeting will be made by separate announcement.

By Order of the Board of Directors
Yao Yong Jia Lam Che Wah
Secretaries to the Board of Directors

Directors

Shen Chang Quan
Chen Xiang Hui
Sun Hong Ning
Zhang Wen Sheng
Fan Yu Shu
Cui Xiao Long
Wang Zheng Yi
Cheng Chang Yung*
Fang Keng*
Hong Yin Xing*
Yang Xiong Sheng*

* *Independent Non-Executive Directors*

Nanjing, the PRC, 1st April 2004



江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 177)

Announcement of the 4th Session of the Fourth Supervisory Committee Meeting

This announcement is made pursuant to rule 13.09 of and paragraph 45 of appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Comany and members of the board of directors confirm that there are no false representations or misleading statements contained in or material omissions from this announcement. The directors severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this announcement.

Notice is hereby given that the 4th session of the Fourth Supervisory Committee was held by the Company on Thursday, 1st April 2004 at the conference room of the Company, 238 Maqun Street, Nanjing, the PRC. There should be 4 supervisors present and 4 were present. The meeting was chaired by Mr. Zhou Jian Qiang. The procedures taken to convene the meeting were in compliance with the relevant provisions of the Company Law and the Articles of Association.

After taking a vote, all supervisors who attended the meeting resolved that:

1. The Report of the Supervisory Committee for the year ended 31st December 2003 was considered and approved;

2. The Annual Report for 2003 and its summary were considered and approved;

Supervisory Committee
Jiangsu Expressway Company Limited

Directors	Shen Chang Quan Chen Xiang Hui Sun Hong Ning Zhang Wen Sheng Fan Yu Shu Cui Xiao Long Wang Zheng Yi Cheng Chang Yung* Fang Keng* Hong Yin Xing* Yang Xiong Sheng*

** Independent Non-Executive Directors*

Nanjing, the PRC, 1st April 2004



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Preliminary Announcement on 2003 Annual Results

This announcement is made pursuant to rule 13.09 of and paragraph 45 of appendix 16 the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HK Listing Rules").

Information set out in paragraphs 1, 2, 3.1, 4, 5.1, 5.2, 6.4, 6.14, 6.16, 7.1, 7.2, 7.5-7.7, 7.9, 8 and 9 is made pursuant only to the Shanghai Listing Rules and the rest of the information set out herein is in compliance with the disclosure requirement of the HK Listings Rules 13.09.

1. IMPORTANT

1.1 The board of directors (the "Board of Directors") of Jiangsu Expressway Company Limited (the "Company") confirms that there are no false representations or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report. This announcement is extracted from the Company's 2003 annual report. Investors should read the full text of the annual report carefully for details.

1.2 Mr Hong Yin Xing, director, did not attend the Board of Directors meeting and has assigned Mr Yang Xiong Sheng to vote on his behalf.

1.3 The Company has prepared the 2003 financial statements in accordance with PRC Accounting Standards and Hong Kong Generally Accepted Accounting Principles ("HK GAAP"). The financial statements have been audited by Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu with an unqualified audit opinion issued.

1.4 Mr Shen Chang Quan, Chairman of the Company, Mr Xie Jia Quan, General Manager, and Madam Liu Wei, Finance Manager, guarantee the accuracy and completeness of the financial statements in the annual report.

2. BASIC INFORMATION OF THE LISTED COMPANY

2.1 Overview

Stock Name	寧滬高速 (A Shares)	Jiangsu Expressway (H Shares)	JEXWW (ADR)
Stock Code	600377	0177	477373104
Stock Exchange Listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	United States
Registered and office address	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC		
Postal code	210004		
Company's website	http://www.jsexpressway.com		
E-mail Address	nhgs@public1.ptt.js.cn		

2.2 Contact Person and Contact Method

	Secretary to the Board of Directors	Securities Officers
Names	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC	
Telephones	8625-84469332	8625-84200999-4706, 4705
Fax	8625-84466643	
E-mail Address	cso@jsexpressway.com	

3. HIGHLIGHTS OF ACCOUNTING DATA AND FINANCIAL INDICATORS

3.1 Prepared in accordance with PRC Accounting Standards

3.1.1 Major accounting data

				RMB'000
	2003	**2002**	**Change (%)**	**2001**
Income from principal operations	2,353,129	2,026,238	16.13	1,625,992
Total profit	1,447,833	1,235,272	17.21	940,590
Net profit	950,531	816,833	16.37	780,864
Net profit after non-recurring profits/losses	944,738	819,725	15.25	625,593

	31st December 2003	**31st December 2002**	**Change (%)**	**31st December 2001**
Total assets	16,732,357	15,081,793	10.94	14,914,400
Shareholder's equity (excl. minority interests)	14,562,325	14,268,109	2.06	14,112,946
Net cash flow from operating activities	1,453,795	1,301,452	11.71	1,089,528

3.1.2 Major financial indicators

	2003	**2002**	**Change (%)**	**2001**
Earnings per share (RMB)	0.19	0.162	17.28	0.16
Return on net assets	6.53%	5.72%	14.16	5.53%
Return on net assets based on net profit after non-recurring profits/losses	6.49%	5.75%	12.87	4.43%
Net cash flow per share from operating activities (RMB)	0.29	0.26	11.54	0.22

	31st December 2003	**31st December 2002**	**Change (%)**	**31st December 2001**
Net asset value per share (RMB)	2.89	2.83	2.12	2.80
Adjusted net asset value per share (RMB)	2.89	2.83	2.12	2.80

3.2 **Prepared under HK GAAP**

1 **Consolidated Income Statement**

	For the Year ended 31st December 2003	
	2003	**2002**
	RMB'000	*RMB'000* (Restated)
Turnover	2,675,814	2,272,515
Cost of sales	(1,159,091)	(954,509)
Gross profit	1,516,723	1,318,006
Interest income	9,094	13,135
Other operating income	29,618	20,394
Administrative expenses	(97,672)	(80,930)
Profit from operations	1,457,763	1,270,605
Finance costs	(8,899)	(10,727)
Amortisation of goodwill	(12,607)	(11,768)
Release of negative goodwill	519	519
Share of results of associates	97,198	60,320
Profit before taxation	1,533,974	1,308,949
Taxation	(505,219)	(434,120)
Profit before minority interests	1,028,755	874,829
Minority interests	(22,982)	(20,384)
Profit for the year	1,005,773	854,445
Dividend	730,473	654,907
Earnings per share		
- Basic	RMB0.20	RMB0.17

2 **Basis of preparation of Financial Statements**

The financial statements have been prepared on a going concern basis because the ultimate holding company has agreed to provide adequate funds to enable the Company to meet in full its financial obligations as they fall due for the foreseeable future.

3 **Significant Accounting Policies**

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investments in securities and have been prepared in accordance with accounting principles generally acceptable in Hong Kong.

4 Turnover

	2003	2002
	RMB'000	*RMB'000*
Turnover:		
Toll revenue	2,353,129	2,026,238
Sales of petrol	276,311	183,988
Sales of food and beverages	105,874	104,147
Emergency assistance income	54,445	56,812
Advertising income	20,843	24,014
	2,810,602	2,395,199
Less: Business tax and other related taxes	(134,788)	(122,684)
Turnover, net	2,675,814	2,272,515

5 Profit from Operations

	2003	2002
	RMB'000	*RMB'000*
Profit from operations has been arrived at after charging:		
Staff costs including directors' remuneration	112,034	102,172
Retirement benefits scheme contributions	24,778	13,718
Total staff costs	136,812	115,890
Auditors' remuneration	1,180	1,250
Allowance for doubtful debts	103	136
Depreciation and amortisation of property, plant and equipment	442,239	373,876
Loss on disposal of property, plant and equipment	6,276	3,890
Cost of inventories recognised as expense	369,012	271,198
and after crediting:		
Gain on disposal of investments in securities	—	4,288
Unrealised holding gain on investments in securities	—	9,067

6 Finance Costs

	2003 *RMB'000*	**2002** *RMB'000*
Interest on bank and other borrowings wholly repayable:		
Within five years	8,067	9,895
Over five years	832	832
	8,899	10,727

7 Taxation

	2003 *RMB'000*	**2002** *RMB'000*
The charge comprises:		
PRC income tax	475,925	400,501
Deferred taxation	4,279	10,877
Taxation attributable to the Company and its subsidiaries	480,204	411,378
Share of taxation attributable to associates	25,015	22,742
	505,219	434,120

The Company and its subsidiaries are subject to PRC income tax rate of 33% (2002: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

The tax charge for the year can be reconciled to the profit per income statement as follows:

	2003		2002	
	RMB'000	%	*RMB'000*	%
Profit before taxation	1,533,974		1,308,949	
Tax at the domestic tax rate of 33% (2002: 33%)	506,211	33.0	431,953	33.0
Tax effect of tax losses not recognised	529	—	619	—
Tax effect of income not taxable for tax purpose	(2,501)	(0.2)	—	—
Tax effect of expenses not deductible for tax purpose	980	0.1	1,548	0.2
Tax charge and effective tax rate for the year	505,219	32.9	434,120	33.2

8 Dividend

	2003	2002
	RMB'000	*RMB'000*
Final, proposed - RMB0.145 (2002: RMB0.13) per ordinary share	730,473	654,907

The final dividend of RMB0.145 (2002: RMB0.13) per ordinary share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

9 Earnings per share

The calculation of the basic earnings per share is based on the Group's profit for the year of RMB1,005,773,000 (2002: RMB854,445,000) and the weighted average number of 5,037,747,500 (2002: 5,037,747,500) ordinary shares in issue during the year.

No diluted earnings per share is presented as the Company has no dilutive potential ordinary shares outstanding for the two years ended 31st December 2003.

3.3 **Differences between PRC Accounting Standards and HK GAAP**

Differences between statutory financial statements prepared in accordance with PRC Accounting Standards and HKGAAP as follows:

	Net profit		**Net assets**	
			31st December	**31st December**
	2003	**2002**	**2003**	**2002**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* *(Restated)*
Balances of the Group prepared under PRC Accounting Standards	950,531	816,833	14,562,325	14,268,109
Adjustments made in accordance with HK GAAP:				
— amortisation of land use right	23,122	30,462	90,504	67,382
— valuation, depreciation and amortisation of property, plant and equipment	46,874	35,320	(1,535,958)	(1,582,832)
— one-off housing benefits for old staff		(16,838)		—
— loss on disposal of staff quarters		—	(8,237)	(8,237)
— deferred taxation	(4,279)	(10,877)	(29,507)	(25,228)
— interests accrued on held-to-maturity securities	—	(7,077)	—	—
— fair value of investments in securities	(9,067)	9,067	—	9,067
— others	(1,408)	(2,445)	—	—
Balances after adjustment prepared under HK GAAP	1,005,773	854,445	13,079,127	12,728,261

Note: Net assets for 2002 was restated from RMB13,613,202,000 to RMB14,268,109,000. It was because the dividends distributed after the balance sheet date was no longer included in adjustment items but included in owners' equity in the balance sheet pursuant to the "Corporate Accounting Principles — Subsequent events" of the PRC. Figures for the previous year were adjusted retrospectively pursuant to this policy.

4. CHANGES IN SHARE CAPITAL AND PROFILES OF SHAREHOLDERS

4.1 Changes in share capital

Unit: share

	Before change	Change	After change
I. Shares not in circulation			
1. Promoter shares	3,381,214,600	—	3,381,214,600
in which:			
State-owned shares	2,781,743,600	—	2,781,743,600
Domestic legal person shares	599,471,000	—	599,471,000
Overseas legal person shares	—	—	—
Others	—	—	—
2. Legal person shares	284,532,900	·	284,532,900
3. Internal staff shares	—	—	—
4. Priority shares or others	—	—	—
Sub-total of shares not in circulation	3,665,747,500	—	3,665,747,500
II. Shares in circulation			
1. RMB ordinary shares	150,000,000	—	150,000,000
2. Domestic listed foreign shares	—	—	—
3. Overseas listed foreign shares	1,222,000,000		1,222,000,000
4. Others	—	—	—
Sub-total of shares in circulation	1,372,000,000	—	1,372,000,000
III. Shares in total	5,037,747,500	—	5,037,747,500

Note: During the reporting period, the Company's share capital and shareholding structure have not been changed.

4.2 Shareholding of Top Ten Major Shareholders, Top ten holders of shares in circulation

Total number of shareholders at the end of the reporting period	15,524 shareholders of whom 14,433 were domestic shareholders, 1,091 were foreign shareholders

Shareholding of top ten shareholders

Name of shareholder	Change during the year (share)	Number of shares held at the end of the year (share)	Shareholding proportion in the entire capital (%)	Category of shares	Category of shareholders (domestic shareholders or foreign shareholders)
Jiangsu Communications Holding Company Ltd.		2,781,743,600	55.22	Non-circulating	Stated-owned Shares
Huajian Transportation Economic Development Centre		597,471,000	11.86	Non-circulating	State-owned Legal Person Shares
The Capital Group Companies, Inc	(60,876,000)	93,820,000	1.86	Circulating	H Shares
China Ocean Shipping (Group) Limited		83,181,500	1.65	Circulating	H Shares
Sumitomo Mitsui Asset Management Limited	76,636,000	76,636,000	1.52	Circulating	H Shares
Galaxy Securities Company Limited	9,016,018	27,999,523	0.56	Circulating	A Shares
Huaxia Securities Company		16,660,000	0.33	Non-circulating	Social Legal Person Shares
Shenyin Wanguo Securities Stock Company Limited		14,450,000	0.29	Non-circulating	Social Legal Person Shares
Winner Glory Development Ltd.		12,000,000	0.24	Circulating	H Shares
Jiangsu Xinsu Investment Management Company		8,484,000	0.17	Non-circulating	Social Legal Person Shares

Description of any connected relationship or concerted party relationship among the top ten shareholders	*The Company is not aware of whether or not there are connected* relationships among the top ten shareholders, and whether or not they are concerted parties.
Status of shares pledged or frozen	The Company is not aware of whether or not the shares held by the top ten shareholders are pledged or frozen.

Top ten holders of shares in circulation

Name of shareholder	Number of shares in circulation at end of the year (share)	Type
The Capital Group Companies, Inc	93,820,000	H shares
China Ocean Shipping (Group) Limited	83,181,500	H shares
Sumitomo Mitsui Asset Management Limited	76,636,000	H shares
Galaxy Securities Co., Ltd.	27,999,523	A shares
Winner Glory Development Ltd	12,000,000	H shares
上海市企業年金發展中心銀河平衡	4,921,554	A shares
Agricultural Bank of China, Jiangsu Branch — Manpower Services Co.	4,010,099	A shares
Wang Jianguo	3,340,598	A shares
上海天好電子商務有限公司	3,266,370	A shares
Song Zhenghai	3,113,739	A shares

Description of the connected relationship among the top holders of shares in circulation	The Company is not aware of whether or not there are connected relationships among the top ten holders of shares in circulation.

4.3 Information on the controlling shareholder and other de facto controllers of the Company

4.3.1 During the reporting period, the controlling shareholder and other de facto controllers of the Company have not been changed.

4.3.2 Information on the controlling shareholder and other de facto controllers of the Company:

1. Controlling shareholder - Jiangsu Communications Holding Company Ltd.

   Jiangsu Communications Holding Co., Ltd. ("Communications Holding"), the Company's controlling shareholder, was established on 15th September 2000. Communications Holding held 2,781,743,600 shares of the Company, representing 55.22% of the total share capital of the Company.

   Communications Holding was incorporated with the capital from the provincial government, which authorized it as an operating unit with investment nature and State-owned assets and an investment entity. Its legal representative is Mr. Shen Chang Quan. Its registered capital amounted to RMB4,600,000,000. To such extent as authorized by the provincial government, the Company is engaged in operation and management of State-owned assets; investment, construction, operation and management of the infrastructure, the transport and other related sectors; industrial investment and domestic trading (except specific projects which are subject to the approval of the State).

   Apart from the Company, Communications Holding does not hold more than 5% shares in other listed companies.

2. Shareholder holding 10% or more of the Company's share capital - Huajian Transportation Economic Development Centre ("Huajian Centre")

   Huajian Centre was incorporated on 18th December, 1993 as a State-owned enterprise. Its legal representative is Fu Yu Ning. Its registered capital amounted to RMB500,000,000. Its core businesses are the comprehensive development and contractual construction of roads, docks, ports channels; research and development of new technologies, new products and new materials related to transport infrastructure and the sale of the relevant products; provision of the financial consultancy service; manpower training, etc.

5. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1 Changes in shareholding of Directors, Supervisors and Senior Management

Name	Sex	Age	Position	Term (*note 1*)	Shareholding at beginning of the year	Shareholding at end of the year (*note 2*)
Shen Chang Quan	M	56	Chairman	From May 2003 to 2006	0	0
Sun Hong Ning	M	43	Non-executive director	From May 2003 to 2006	0	0
Chen Xiang Hui	M	41	Non-executive director	From May 2003 to 2006	0	0
Zhang Wen Sheng	M	57	Non-executive director	From May 2003 to 2006	0	0
Fan Yu Shu	F	52	Non-executive director	From May 2003 to 2006	0	0
Cui Xiao Long	M	43	Non-executive director	From May 2003 to 2006	0	0
Wang Zheng Yi	M	46	Non-executive director	From May 2003 to 2006	0	0
Zhang Yong Zhen	F	72	Independent Non-executive director	From May 2003 to 2006	0	0
Fang Keng	M	65	Independent Non-executive director	From May 2003 to 2006	0	0
Hong Yin Xing	M	54	Independent Non-executive director	From May 2003 to 2006	0	0
Yang Xiong Sheng	M	44	Independent Non-executive director	From May 2003 to 2006	0	0
Zhou Jian Qiang	M	51	Chairman of the Supervisory Committee	From May 2003 to 2006	0	0
Zhang Cheng Yu	M	53	Supervisor	From May 2003 to 2006	0	0
Ma Ning	F	47	Supervisor	From May 2003 to 2006	0	0
Wu Yu Jun	M	41	Supervisor representing staff	From May 2003 to 2006	0	0
Xie Jia Quan	M	53	General Manager	From January 2004 to 2007	0	0
Li Da Peng	M	51	Deputy General Manager	From December 2003 to 2006	0	0
Wu Zan Ping	M	40	Deputy General Manager	From December 2003 to 2006	0	0
Qian Yong Xiang	M	40	Deputy General Manager	From January 2004 to 2007	0	0
Yao Yong Jia	M	40	Secretary to the Board of Directors	From December 2003 to 2006	0	0
Liu Wei	F	48	Manager of the Financial Accountant's Department	From December 2003 to 2006	0	0
Lam Che Wah	M	40	Company Secretary (Hong Kong)	From June 2003 to one year	0	0

Notes:

(1) The contracts of the Directors and Supervisors can be terminated by either the Company or the relevant Director or Supervisor by giving the other party not less than three months' prior written notice.

(2) Including their spouses or children under 18 years of age or relatives or their controlled entities with more than 30% equity interests or trustee.

(3) The Driectors and the senior management of the Company are not associated or related.

(4) No compensation has to be paid in respect of any director whose contract of service has not yet expired but who will be re-elected in the next shareholders meeting.

(5) The Company is not aware of any substantial interest directly or indirectly held by the directors, nor any material contract entered into between the Company and any of its directors.

5.2 Information of Directors and Supervisors working in shareholders' companies

Name	Companies	Position	Term	Remuneration and allowance received
Shen Chang Quan	Jiangsu Communications Holding Company Ltd.	Chairman	Since January 2001	No
Sun Hong Ning	Jiangsu Communications Holding Company Ltd.	Director, Deputy General Manager	Since May 2003	No
Zhang Wen Sheng	Huajian Transportation Economic Development Centre	Deputy General Manager	Since November 1998	No
Fan Yu Shu	Jiangsu Communications Holding Company Ltd.	Director of Financial Auditing Department	Since December 2002	No
Cui Xiao Long	Jiangsu Communications Holding Company Ltd.	Director of Investment and Development	Since February 2002	No
Wang Zheng Yi	Jiangsu Communication Development Group Company Limited	Chairman	Since April 2002	No
Zhou Jian Qiang	Jiangsu Communications Holding Company Ltd.	Vice Chairman and General Manager	Since November 2000	No
Zhang Cheng Yu	Jiangsu Communications Holding Company Ltd.	Director of Organisation and Human Resources	Since January 2002	No
Ma Ning	Huajian Transportation Economic Development Centre	Assistant Manager of Administration and Human Resources	Since September 1998	No

5.3 Remuneration of Directors, Supervisors and Senior Management for the year

Total remuneration for the year	1,664,000
Total remuneration paid to the 3 highest paid directors	450,000
Total remuneration paid to the 5 highest paid senior management staff members	870,000
Allowances paid to the independent directors	HK$200,000, RMB80,000
Other benefits provided to the independent directors	Reimbursement of travel expenses incurred at cost when attending company meetings
Name of directors and supervisors who did not receive remuneration from the Company	Mr Shen Chang Quan, Mr Zhou Jian Qiang, Mr Sun Hong Ning, Mr Zhang Wen Sheng, Ms Fan Yu Shu, Mr Cui Xiao Long, Mr Wang Zheng Yi, Mr Zhang Cheng Yu, Ms Ma Ning

Remuneration bands for Directors, Supervisors and Senior Management	**Number of people**
40,000 — 100,000	2
100,000 — 200,000	9
200,000 — 300,000	1

6. REPORT OF THE DIRECTORS

6.1 Analysis and discussion of overall operating results during the reporting period

The Company is principally engaged in the investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjiang Expressway") and related toll expressways and bridges within Jiangsu Province. It also provides passenger transport and other ancillary services along these expressways. Other than Shanghai-Nanjing Expressway, the Company wholly or partially owned other toll expressways and bridges within Jiangsu Province including the Jiangsu section of Nanjing-Shanghai Class 2 Highway, Xicheng Expressway, Guangjing Expressway, Nanjing section of Nanjing-Lianyungang Highway, Jiangyin Yangtze Bridge and Sujiahang Expressway. The Company is one of the largest investor and developer which managed toll expressway assets.

In 2003, the national economy sustained a faster rate of growth. GDP increased by 9.1% for the whole year, up 1.1 percentage points when compared with the previous year, with economic activities becoming more robust. Jiangsu Province's GDP for the year grow 13.5% which is 1.9 percentage points higher than that of the previous year. A sound external environment has provided a generally favorable operating environment for the business development of the Group in 2003.

With correct decision-making from the Board of the Company, strong commitment of the management and efforts from our strenuous workforce, progress was made in every aspect of our business in 2003. Growth in operating results for seven consecutive years were achieved, with operating revenues for the year amounting to RMB2,810,602,000. Net profit was approximately RMB950,531,000 and earnings per share was approximately RMB0.19 under PRC Accounting Standards, an increase of 17.28% over the corresponding period of the previous year. According to HKGAAP, net profit was about RMB1,005,773,000 and earnings per share was around RMB0.20, both an increase of 17.7% over the corresponding period of the previous year.

Operating Results and Analysis of the Financial Position of the Group

The Company adopts a financial policy which is proactive yet prudential. It reviews its debt portfolio regularly and makes any necessary change as it arises, so that risks of investment are strictly under control, thereby maximising the interests of both the Company and the shareholders.

Asset Liquidity and Financial Resources

As an operator of toll expressways, the Group has been able to maintain a large amount of stable cash inflow from its ordinary operations since it started to operate, and its solvency position has been strong. In 2003, the net cash inflow from the Group's business activities amounted to RMB1,453,795,000, an 11.71% increase over the corresponding period of the previous year. Accordingly, the management considers that the Group has no liquidity problem.

As at 31st December, 2003, the Group held an amount of RMB1,537,029,000 in cash or cash equivalents, and RMB1,461,490,000 of bank loans.

Item	31st December 2003 The Group *(RMB'000)*	31st December 2002 The Group *(RMB'000)*
Cash and Cash Equivalents		
Cash in hand	266	252
Bank deposits	1,536,508	719,360
Designated deposits	255	100,000
Total:	1,537,029	819,612
Borrowings:		
Short-term bank borrowings	1,400,000	120,000
Long-term borrowings, current portion	6,813	6,822
Long-term bank borrowings	54,677	61,494
Total	1,461,490	188,316

In 2003, there were significant changes in cash and cash equivalents as well as borrowings which were mainly attributable to the substantial fund raised for the widening project of Shanghai-Nanjing Expressway.

Major source of cash and its application (RMB'000)

	2003	2002
Net cash flows from operating activities	1,453,795	1,301,452
Net cash flows from investing activities	(1,328,037)	(639,977)
Net cash flows from financing activities	591,659	(726,721)
Net increase (decrease) in cash and cash equivalents	717,417	(65,246)

The Group's net increase of cash and cash equivalents amounted to RMB717,417,000 for the year ended 31st December 2003.

1. Net cash flows from operating activities

   The net cash flows from operating activities increased significantly as compared to the previous year due to the increase of toll income from all expressways and bridges. Such income was mainly in the form of cash.

2. Net cash flows from investing activities

   During the reporting period, cash inflow was mainly came from cash received from investment income. Cash outflows was mainly for purchase of property, plant and equipment.

3. Net cash flows from financing activities

   Cash inflows from financing activities was mainly came from commercial borrowing amounting RMB1,500,000,000. Cash outflows was mainly for payment of commercial borrowings and dividend payment.

Capital Structure of the Group

In accordance with PRC Accounting Standards, comparison of the Group's capital structure between 31st December 2003 and 2002 are as follows:

Item	31st December 2003		31st December 2002	
	RMB'000	%	*RMB'000*	%
Current liabilities	1,715,106	10.25%	355,687	2.36%
Long-term liabilities	54,677	0.33%	61,494	0.41%
Shareholder's equity	14,562,325	87.03%	14,268,109	74.60%
Minority interests	400,250	2.39%	396,503	2.63%
Liabilities with fixed interest rates	1,461,490	8.73%	188,316	1.25%
Liabilities with floating interest rates	—	—	—	—
Interest-free liabilities	308,293	1.84%	228,865	1.52%
Total	16,732,358	100.00%	15,081,793	100.00%
Assets to liabilities ratio	—	10.58%	—	2.77%

As at 31st December 2003, the Group's shareholders' equity amounted to 14,562,325,000, an increase of RMB294,216,000 as compared to the previous year. Total liabilities amounted to RMB1,769,783,000, an increase of 1,352,602,000 as compared to the previous year. Although assets to liabilities ratio has increased, the Group's overall financial situation was healthy.

Capital expenditure

In 2003, the Group has implemented the planned capital expenditure amounting to approximately RMB1,374,897,000 with details as follows:

Capital expenditure project	*RMB'000*
Acquisition of fixed assets	1,266,547
Investment in subsidiaries and associates	108,350
Total	1,374,897

Source of fund: The assets acquisition expenses for the year was mainly attributable to the preparation work expenses arising from the widening of Shanghai-Nanjing Expressway. The fund was mainly came from commercial bank loans and internal resources.

Risk on foreign currency loan

The Group has no material foreign exchange risks. The Group obtained loans from the Spanish Government in 1998 equivalent to US$9,800,000. As at 31st December 2003, the balance of the loans amounted to RMB61,490,000.

6.2 **Segmental Analysis of Core Businesses**

RMB'000

Segment	Revenues from core businesses	Cost of core businesses	Gross profit margin (%)	Year-on-year change in revenues from core businesses (%)	Year-on-year change in cost of core businesses (%)	Year-on year change in gross profit margin (%)
Jiangsu section of Shanghai-Nanjing Expressway	1,732,510	476,167	72.52	21.04	12.72	2.88
Jiangsu section of Nanjing-Shanghai Class 2 Highway	230,490	114,936	50.13	(7.77)	4.52	(10.48)
Nanjing section of Nanjing-Lianyungang Highway	59,275	29,687	49.92	12.11	5.77	6.42
Guangjing Expressway	136,590	41,916	69.31	9.54	21.16	(4.08)
Xicheng Expressway	194,264	70,636	63.64	16.05	52.08	(11.92)

6.3 **Analysis of Core Businesses by Geographical Locations**

The toll expressways and bridge operated by the Group were located in Jiangsu Province.

6.4 **Purchase and Sales Customer**

☐ Applicable ☑ Not applicable

6.5 **Results of Investee Companies (applicable to any gain in investment of more than 10% of the Group's net profit)**

Name of the Investee Company		Jiangsu Guangjing Xicheng Expressway Co., Ltd.		
Contribution to gain in investment for the period		128,540,000	Percentage over net profit of the listed company	13.52%
Investee Company	Scope of business	principally engaged in construction, management, maintenance and toll collection of Guangjing Xicheng Expressway, as well as related goods storage, car passengers, good delivery, car maintenance, and so on		
	Net profit	151,132,000		

6.6 **Reasons for material changes in core businesses and their structure**

☐ Applicable ☑ Not applicable

6.7 Reasons for material changes in profitability (gross margin) of core businesses comparing to the previous year

☐ Applicable ☑ Not applicable

6.8 Analysis of reasons for material changes in operating results and the composition of profits comparing to the previous year

☐ Applicable ☑ Not applicable

Analysis of reasons for material changes in overall financial status

☐ Applicable ☑ Not applicable

6.9 Effect incurred, being incurred or will be incurred in the financial condition and operating results of the Company by material changes in the operating environment as well as macro-economic policies, laws and regulations.

Rapid growth of traffic flow as driven by continued robust economic growth has resulted in an increased pressure in road travel. Recently, averaged daily traffic flow on the eastern section of Wuxi of Shanghai-Nanjing Expressway amounted to more than 50,000 vehicles. Both travel capacity and service standard have dropped which were big challenge to the Company's operation and its management.

Based on long-term development, the Company's proposal to widen the Shanghai-Nanjing Expressway to eight lanes has been approved by the State. The project will commence construction in 2004 and will be completed by 2006. Total investment of the widening project amounted to approximately RMB10.54 billion. Approximately RMB4.54 billion comes from the Company's internal resources, representing 43% of the total investment. The balance will be paid by other financing channels. As a result, the debt level of the Company will be increased in the forthcoming years. As the widening project of Shanghai-Nanjing Expressway has fully commenced and is underway, it will affect the expressway's normal traffic for a certain period of time. As a result, traffic diversion arrangements have to be carried out and there will be big challenges to the Company's operation, management and social image.

6.10 The extent to which the profit forecast is fulfilled

☐ Applicable ☑ Not applicable

6.11 The extent to which the operation plan is achieved

☐ Applicable ☑ Not applicable

6.12 Application of the use of proceeds from subscription

☐ Applicable ☑ Not applicable

Change in projects

☐ Applicable ☑ Not applicable

6.13 **Major investments made out of funds other than proceeds from subscription**

Project	**Amount** *RMB*	**Status**	**Profit** *RMB*
Established Jiangsu Sundian Engineering Co., Ltd.	24,500,000	Completed	8,641,000
Others	11,007,000	Completed	(176,000)
Total	35,507,000	—	8,465,000

6.14 **Management's explanation on the "disclaimer of opinion" in the auditors' report for the year**

☐ Applicable ☑ Not applicable

6.15 **Operating Plan of the Board of Directors for the forthcoming year**

In 2004, the Shanghai-Nanjing Expressway expansion project will be in full swing, and the soft foundation treatment, soil excavation, bridge culvert, base structures and minor structures will be completed. Road surface works will commence in the second half year, while at the same time making modifications and expansions work to inter-connections, cross-over bridges and service areas.

The Company will study coping strategies with a positive attitude, and will strengthen its daily operations and management in a pragmatic manner. Focusing on the objectives of achieving steady growth in revenues and operating results, we aim to carry out good work designs, traffic arrangements and safety management for Shanghai-Nanjing Expressway, so as to attain effective traffic diversion and personnel deployment, strengthen inspection and maintenance of the existing road surface and bridges during the expansion period, and ensure traffic safety during the works.

The Company will continue to make improvements to the weak areas of frontline management, and put in place regularized, scientific and effective management in accordance with international standard systems, thereby enhancing the overall standards of our management. We will also strengthen our financial management, and in accordance with the financial needs, lay down workable financial policies and fund raising plans, fully capitalizing on our financial resources and strictly controlling various operating expenses.

The Company shall further uphold the service concept of "Customer is Our Priority", making efforts for regularized actions and standardised services, so as to compensate the insufficiencies in the road hardware during the expansion period with better service and to safeguard the good social image of the Company.

The Company will capitalize on the opportunity of the Shanghai-Nanjing Expressway eight-lane expansion project to realise the "Second Venture", fully enhancing the core competitiveness of the Group to create better results and achieve sustainable development.

Profit forecast for the forthcoming year

☐ Applicable ☑ Not applicable

6.16 The Board of Directors' proposal on the profit distribution or transfer of capital reserve fund

Net profit of the Company amounted to RMB950,530,727 for the year ended 31st December 2003. After the transfer of 10% statutory surplus reserve and 5% statutory public welfare, adding the undistributed profit of RMB1,145,819,878 from the beginning of the previous year and subtracting the year 2002 dividend RMB654,907,175, distributable profit amounted to RMB1,277,509,496. The Board of Directors of the Company has proposed to declare a final dividend of RMB1.45 (incl. tax) per 10 shares to all shareholders, based on the total share capital of 5,037,747,500 shares.

The above-mentioned profit distribution scheme as proposed by the Board of Directors will be submitted to the 2003 Annual General Meeting for review and approval. Final dividend paid out date and procedures will be announced separately.

7. SIGNIFICANT EVENTS

7.1 Assets acquisition

☐ Applicable ☑ Not applicable

7.2 Disposal of assets

Transaction party and assets to be disposed	Date of Disposal	Consideration	Profit contribution of the disposed assets from the beginning of the year to the date of disposal	Profit/loss on disposal	Connected transaction applied (if yes, please specify price setting principle)
The Company has disposed the advertising billboards along the Shanghai-Nanjing Expressway and their pertinent rights	20th March 2003	27,290,000	577,000	5,589,000	Connected transactions applied. Transfer consideration was set with reference made by independent valuer's valuation on the advertising billboards and its relevant rights

The core business of the Company is the construction and management of toll roads in Jiangsu Province. Pursuant to the Company's strategy for development and in order to focus on the Company's core business and enhance its competitive strengths, the transfer of its advertising business may further enhance its operating benefits and streamline the business of the Company.

7.3 **Material guarantees**

As at 31st December 2003, the Company had not provided any guarantee to any shareholder or connected party or any other companies.

7.4 **Connected debts and liabilities**

☐ Applicable ☑ Not applicable

7.5 **Entrusted deposits**

RMB'000

Entrusted party	Entrusted amount	Entrusted period	Contracted profit	Actual profit	Actual principal received
Suzhou Investment Company	100,000	1st June 2002 to 31st May 2003	—	9,000	109,000

7.6 **Implementation of undertakings**

The Board of Directors of the Company has undertaken, in respect of the profit distribution proposal for 2003, once cash dividend distribution of no less than 50% of the net profit of the year. The profit distribution proposal for 2003 was in full compliance. Details of the distribution plan was set out in the section headed "Profit Distribution Scheme" in the Report of the Directors.

During the reporting period, there was no disclosure regarding any undertakings made by shareholders holding 5% or more of the shares capital of the Company in press or on websites designated.

7.7 **During the reporting period, the Company was not involved in any material litigation or arbitration.**

7.8 **Overview of the performance of duties by independent directors**

The four independent directors have been able to perform their obligations of acting faithfully and diligently in compliance with the relevant laws, regulations and Detailed Rules for the Operation of Independent Directors. The Independent Directors have participated in the meetings of the Board of Directors, as well as various specialized committees hereunder, and have given their opinions on the decision-making on significant matters by making use of their professional knowledge and experience. They have conscientiously examined the connected transactions and capital dealings between connected parties to ensure fairness and impartiality, expressing their independent opinions and performing their duties independently. They have ensured not to be affected by substantial shareholders, the effective controlling parties of the Company or any other units or individuals that have interests in the Company. The Independent Directors have made active contributions to protecting the interests of the Company as a whole and the legal rights of all of our shareholders, as well as promoting the healthy development of the Company.

7.9 **Appointment of auditors**

During the reporting period, the contract between the Company and PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company have expired and terminated.

The Company selected Deloitte Touche Tohmatsu Certified Public Accountants Ltd and Deloitte Touche Tohmatsu to act as the Company's domestic auditors and overseas auditor for 2003 respectively, and determine their remunerations to be RMB1.18 million per annum. Save as the above, the Company did not pay any other expenses. All expenses on travelling and accommodation shall be borne by by their own. There is no fees that would affect their independence. This resolution was considered and approved in the Company's First Extraordinary General Meeting of 2004 held on 23rd March, 2004.

7.10 ***Other significant matters***

1. Connected Transactions

   (1) The Company has set up Jiangsu Sundian Engineering Co., Ltd. jointly with Jiangsu Guangjing Xicheng Expressway Company Limited with equity interests of 70%. Detailed information has been published in designated newspapers on 21st March 2003.

   (2) The Company has transferred the advertising billboards along the Shanghai-Nanjing Expressway and their pertinent rights to Jiangsu Ninghu Investment & Development Co., Ltd. Detailed information has been published in designated newspapers on 21st March 2003.

   (3) The Company has entered into maintenance agreement with Jiangsu Sundian Engineering Co., Ltd. in respect of the maintenance of the Jiangsu section of the Shanghai-Nanjing Expressway. Detailed information has been published in designated newspapers on 1st July 2003.

   (4) Guangjing Xicheng, a 85%-owned subsidiary of the Company, entered into financial leasing agreement with Jiangsu Zulin, pursuant to which RMB19 million is provided to Jiangsu Ningzhengyan Expressway Company Limited for machinery and electronic equipment.

2. Staff housing subsidies

   Staff housing subsidies are provided by way of either a lump-sum payment or a monthly subsidy payment. Subsidies in the form of lump-sum payments were directly charged to cost of that period. Subsidies in the form of monthly payments were charged against the budget of the wages of the employees and would be managed in accordance with housing fund management principles.

   Staff housing subsidies of RMB6,423,000 was paid by the Company in 2003.

3. Basic Staff medical insurance

The Company's staff medical insurance scheme was fully implemented in December 2003 with reference to the Implementation Opinion on Staff Medical Insurance Scheme Reforms promulgated by the Jiangsu Provincial Government. The payment ratio is capped at 9% of the total amount of an employees' wages, and annual gross expenses are capped at RMB6,000,000. This expense was charged against operating expenses.

4. Basic staff pension scheme

The Company participates in the central retirement and pension fund scheme administered by the State. The Company is required to make an annual contribution equivalent to 21% of employees' wages and the proportion of individual employees' contribution was to be adjusted to 8%. The Company has paid in full its required contributions to pension fund in 2003. The total amount paid was RMB11,480,000, which was included in the operating expenses of the Company. The retirement fund administered by the State shall undertake the pension payment to the Company's retired employees.

5. Taxation policies

The Company paid its enterprise profit tax in full according to the statutory 33% tax rate. For 2003, total amount of profit tax paid was RMB475,924,000.

6. Entrusted deposits

As at 31st December 2003, the Company had not placed any entrusted deposits with PRC financial institutions. There had been no time deposits that were not repaid on maturity.

7. Audit Committee

The Company has established an audit committee comprising three members, two of whom are independent non-executive directors, with 1 independent non-executive director Mr. Yang Xiong Sheng as chairman holding relevant professional qualification and professional financial management experience.

8. Independent Non-executive Directors

The Board of Directors of the Company comprises 11 directors, 4 of whom are independent non-executive directors representing more than one-third of the numbers with 1 independent non-executive director holding relevant professional qualification and professional financial management experience.

9. Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries purchased or sold any of the Company's issued shares during the year.

10. Pre-emption rights

Pursuant to the Company's articles of association and under the laws of the PRC, the Company does not give any pre-emption rights to its shareholders whereby the Company shall, according to the shareholding percentages, present proposals on allotment of new shares to the existing shareholders of the Company.

11. Code of Best Practice

The Board of Directors considers that the Company has been in compliance with the Code of Best Practice set out in Appendix 14 to the Listing Rules of Hong Kong during the reporting period. The directors are not aware of any circumstance that reasonably indicates that the Company is in breach of, or has not complied with, the Code.

8 SUPERVISORY REPORT

The Supervisory Committee considers that the Company has operated in compliance with the law, and that the Company's financial conditions, acquisitions, disposal of assets and connected transactions have not presented any problem.

9. FINANCIAL STATEMENTS

The financial statements have been reviewed by the Audit Committee of the Company.

9.1 Auditing opinion

The Company has prepared the 2003 financial statements in accordance with PRC Accounting Standards and HK GAAP. The financial statements have been audited by Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu with an unqualified audit opinion issued.

9.2 Consolidated and Company's balance sheets, profit and loss account, as well as cash flow statement for the year.

Balance Sheet

RMB

Item	Consolidated		Company	
	31st December 2003	31st December 2002	31st December 2003	31st December 2002
Current Assets:				
Cash at bank and in hand	1,536,773,636	719,611,366	1,308,857,139	496,965,485
Short-term investments	255,000	100,000,000	—	100,000,000
Dividend receivables	4,490,964	5,239,458	4,490,964	5,239,458
Interest receivables	535,040	131,458	211,040	131,458
Bills receivables	14,358,099	18,171,274	3,872,010	16,190,226
Other receivables	52,602,684	38,555,670	57,459,393	47,948,144
Prepayments	19,863,764	11,052,244	12,294,632	8,883,315
Inventories	9,875,337	7,743,710	5,949,699	7,365,374

Item	Consolidated		Company	RMB
	31st December 2003	31st December 2002	31st December 2003	31st December 2002
Total current assets	1,638,754,524	900,505,180	1,393,134,877	682,723,460
Long-term investment:				
Long-term equity investment	1,498,468,487	1,381,006,533	3,754,353,713	3,592,359,349
Long-term debt investment	19,000,000	—	—	—
Total long-term investment	1,517,468,487	1,381,006,533	3,754,353,713	3,592,359,349
Fixed assets:				
Fixed assets at cost	13,255,872,715	12,914,309,515	10,645,694,334	10,379,920,423
Less: accumulated depreciation	(2,080,564,743)	(1,636,320,652)	(1,882,474,341)	(1,526,078,166)
Net fixed assets	11,175,307,972	11,277,988,863	8,763,219,993	8,853,842,257
Less: provision for impairment loss on fixed assets	—	—	—	—
Fixed assets book value	11,175,307,972	11,277,988,863	8,763,219,993	8,853,842,257
Construction in progress	919,969,662	12,525,157	897,852,521	11,890,267
Total fixed assets	12,905,277,634	11,290,514,020	9,661,072,514	8,865,732,524
Intangible assets and other assets				
Intangible assets	1,477,302,628	1,509,767,503	1,466,310,034	1,509,767,503
Long-term amortisation fees	3,554,166	—	—	—
Total intangible assets and other assets	1,480,856,794	1,509,767,503	1,466,310,034	1,509,767,503
Total assets	16,732,357,439	15,081,793,236	16,274,871,138	14,650,582,836
Current liabilities:				
Short-term borrowings	1,400,000,000	120,000,000	1,400,000,000	120,000,000
Bills payables	77,251,165	39,957,817	61,944,199	38,258,336
Receipts in advance	11,641,834	3,703,162	2,527,100	3,601,634
Wages payables	14,192,212	12,483,399	12,483,399	12,483,399
Welfare payables	15,298,625	12,264,450	11,252,983	9,903,882
Dividend payables	7,264,536	5,817,573	7,264,536	5,817,573
Taxation payables	129,387,676	70,440,622	115,967,906	58,378,629
Other payables	53,256,558	84,197,793	41,616,703	63,268,748
Long-term borrowing, current portion	6,813,262	6,822,316	6,813,262	6,822,316
Total current liabilities	1,715,105,868	355,687,132	1,659,870,088	318,534,517
Long-term liabilities:				
Long-term borrowings	54,676,610	61,493,867	54,676,610	61,493,867
Total long-term liabilities	54,676,610	61,493,867	54,676,610	61,493,867
Total liabilities	1,769,782,478	417,180,999	1,714,546,698	380,028,384
Minority interests	400,250,126	396,503,024	—	—
Shareholder's equity:				
Share capital	5,037,747,500	5,037,747,500	5,037,747,500	5,037,747,500
Capital reserve	7,484,734,745	7,484,538,998	7,484,734,745	7,484,538,998
Surplus reserve	766,382,010	602,448,076	704,869,469	563,197,257
Including: Statutory public welfare fund	255,460,669	200,816,024	234,956,490	187,732,418
Unrealized loss on investment	(4,048,916)	(2,445,239)	—	—
Retained earning	1,277,509,496	1,145,819,878	1,332,972,726	1,185,070,697
Including: Proposed dividend	730,473,388	654,907,175	730,473,388	654,907,175

Item	Consolidated		Company	RMB
	31st December 2003	31st December 2002	31st December 2003	31st December 2002
Total shareholder's equity	15,548,258,893	14,268,109,213	14,560,324,440	13,615,647,277
Total liabilities and equity	16,732,357,439	15,081,793,236	16,274,871,138	14,650,582,836

Profit and Profit Appropriation

Item	Consolidated		Company	RMB
	2003	2002	2003	2002
1. Income from principal activities	2,353,129,451	2,026,238,352	2,022,275,292	1,734,143,463
Less: cost of principal activities	(733,342,724)	(641,526,560)	(637,492,304)	(560,484,543)
Business taxation and surcharges	(130,598,184)	(112,456,174)	(112,235,779)	(96,244,963)
2. Profit from principal activities	1,489,188,543	1,272,255,618	1,272,547,209	1,077,413,957
Plus: Other operating income	30,801,955	52,108,570	10,067,897	48,835,208
Less: Operating expenses	(2,821,737)	—	—	—
Administrative expenses	(159,325,698)	(136,233,355)	(151,907,055)	(128,721,287)
Financial expenses	(785,604)	(2,430,653)	(3,592,719)	(4,833,042)
3. Profit from operations	1,357,057,459	1,185,700,180	1,127,115,332	992,694,836
Plus: Investment income	69,947,565	42,638,970	211,125,542	156,879,254
Subsidy income	19,647,700	—	—	—
Non-operating income	9,969,379	20,058,941	11,828,087	13,130,783
Less: Non-operating expenses	(8,788,778)	(13,126,027)	(12,045,965)	(11,683,115)
4. Total profit	1,447,833,325	1,235,272,064	1,338,022,996	1,151,021,758
Less: Profit tax	(475,924,102)	(400,500,356)	(393,541,579)	334,188,450
Less: Minority interests	(22,982,173)	(20,383,639)	—	—
Unrealized loss on investments	1,603,677	2,445,239	—	—
5. Net profit	950,530,727	816,833,308	944,481,417	816,833,308
Plus: Retained earnings at beginning of the year beginning	1,145,819,878	1,098,531,958	1,185,070,697	1,120,480,823
6. Profit available for distribution	2,096,350,605	1,915,365,266	2,129,552,114	1,937,314,131
Less: Appropriation of statutory surplus reserve fund	(109,289,289)	(93,217,967)	(94,448,142)	(81,683,331)
Appropriation of statutory public welfare fund	(54,644,645)	(46,608,983)	(47,224,071)	(40,841,665)
7. Profit available for distribution to investors	1,932,416,671	1,775,538,316	1,987,879,901	1,814,789,135
Less: Appropriated dividend to priority shares	—	—	—	—
Transfer to surplus reserve	—	—	—	—
Appropriated dividend to ordinary shares	(654,907,175)	(629,718,438)	(654,907,175)	(629,718,438)
Appropriated dividend transfer to capital	—	—	—	—
8. Retained earnings	1,277,509,496	1,145,819,878	1,332,972,726	1,185,070,697

Cash flow statement

Item	Consolidated 2003	RMB Company 2003
1. Cash flow from operating activities		
Cash receipt from sale of goods and rendering of services	2,874,126,628	2,415,518,754
Other cash received relating to operating activities	35,511,928	11,232,545
Sub-total of cash inflows	2,909,638,556	2,426,751,299
Cash paid for goods and services	(668,647,324)	(556,634,463)
Cash paid to and on behalf of employees	(132,070,183)	(114,756,349)
Income tax paid	(562,936,120)	(460,189,020)
Other cash paid relating to operating activities	(92,189,935)	(68,737,517)
Sub-total of cash outflows	(1,455,843,562)	(1,200,317,349)
Net cash flows from operating activities	1,453,794,994	1,226,433,950
2. Cash flows from investing activities:		
Cash received from disposal of investments	10,047,854	9,000,000
Cash received from investment income	32,732,000	141,725,418
Cash received from disposal of fixed assets, intangible assets and other long-term assets	4,080,139	30,248,183
Other cash received relating to investing activities	—	—
Sub-total of cash inflows	46,859,993	180,973,601
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(1,266,546,851)	(1,219,927,069)
Cash paid for purchase of investments	(108,350,000)	(86,483,034)
Cash paid for acquisition of subsidiaries	—	—
Other cash paid relating to investing activities	—	—
Sub-total of cash outflows	(1,374,896,851)	(1,306,410,103)
Net cash flows from investing activities	(1,328,036,858)	(1,125,436,502)
3. Cash flows from financing activities		
Cash received from investing activities	—	—
Including: cash received from investment of minority interests for subsidiaries	—	—
Proceeds from borrowings	1,500,000,000	1,500,000,000
Other cash received relating to financing activities	—	—
Sub-total of cash inflows	1,500,000,000	1,500,000,000
Repayment of borrowings	(226,813,591)	(226,813,591)
Cash paid for dividends, profit distribution and interest	(681,527,275)	(662,292,204)
Including: payment made by subsidiaries to minority interests	(19,235,071)	—
Other cash paid relating to financing activities	—	—
Sub-total of cash outflows	(908,340,866)	(889,105,795)
Net cash flows from financing activities	591,659,134	610,894,205
4. Effects of foreign exchange rate changes	—	—
5. Net increase in cash and cash equivalent	717,417,270	711,891,653
Supplementary information		
1. Reconciliation of net profit to cash flows from operating activities:		
Net profit	950,530,727	944,481,417
Plus: Minority interests	22,982,173	—
Unrealized loss on investments	(1,603,677)	—

Item	Consolidated	RMB Company
	2003	*2003*
Provision for impairment losses of fixed assets	388,861	7,380,353
Depreciation for fixed assets	448,589,015	378,842,225
Amortisation of intangible assets	63,645,340	63,645,340
Amortisation of long-term amortisation fee	710,834	—
Loss on disposal of fixed assets, intangible assets and other long-term assets (less: income)	1,864,398	1,130,333
Financial expenses	8,831,992	8,831,992
Investment loss (less: income)	(69,947,565)	(211,125,542)
Decrease in inventories (less: increase)	(2,131,627)	1,415,675
Decrease in operating receivables (less: increase)	(11,027,221)	(4,652,969)
Increase in operating payables (less: decrease)	40,961,744	36,485,126
Net cash flows from operating activities	1,453,794,994	1,226,433,950
2. Net increase in cash and cash equivalents:		
Cash at end of the year	1,536,773,636	1,308,857,139
Less: Cash at the beginning of the year	(719,611,366)	(496,965,486)
Add: Cash equivalents at end of the year	255,000	—
Less: Cash equivalents at the beginning of the year	(100,000,000)	(100,000,000)
Net increase in cash and cash equivalents	717,417,270	711,891,653

Provision for impairment loss on assets as at 31st December 2003 (RMB'000)

Item	1st January 2003		Increase for the year		Transfer of the year		31st December 2003	
	Consolidated	Company	Consolidated	Company	Consolidated	Company	Consolidated	Company
Bills receivables	444,503	444,503	31,037	12,524	—	—	475,540	457,027
Other receivables	754,457	754,457	357,824	7,367,829	(285,000)	(285,000)	827,281	7,837,286
Total provision for bad debts	1,198,960	1,198,960	388,861	7,380,353	(285,000)	(285,000)	1,302,821	8,294,313

9.3 Comparing with the accounts of the preceding year, the Company has, in compliance with the notice entitled "Enterprises Accounting Principles - Subsequent Events to Financial Statements Date" issued by the Ministry of Finance, the Company has disclosed as separate items matters occurred during the period from the financial statements date to the date of this report, the profits attributable to shareholders pursuant to the profit distribution proposal prepared by the Board of Directors, the re-classification of adjustment item as dividend payable and stated in the shareholders equity section of the balance sheet. Save for the above changes in the PRC accounting policies, the Company does not have any changes in its accounting policies, accounting estimates and auditing method.

9.4 **During the reporting period, the Company invested in Jiangsu Sundian Engineering Co., Ltd. with 70% equity interests and resulted in changes in the consolidated statements. The Company, Jiangsu Guangjing Xicheng Expressway Co., Ltd., Jiangsu Ninghu Investment Development Co., Ltd., Jiangsu Sundian Engineering Co., Ltd. and Nanjing Shuangshilou Hotel Co., Ltd. are collectively referred to as the "Group".**

By order of the Board of Directors
Shen Chang Quan
Chairman

Directors

Shen Chang Quan
Chen Xiang Hui
Sun Hong Ning
Zhang Wen Sheng
Fan Yu Shu
Cui Xiao Long
Wang Zheng Yi
Cheng Chang Yung Tsung*
Fang Keng*
Hong Yin Xing*
Yang Xiong Sheng*

* *Independent non-executive Directors*

Nanjing, the PRC, 1st April 2004

company profile

Jiangsu Expressway Company Limited (the "Company") was incorporated as a joint stock limited company on 1st August 1992 in Jiangsu Province of the People 's Republic of China.

The Company is principally engaged in the investment, construction, operation and management of the Jiangsu Section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway") and related toll highways within Jiangsu Province. It also provides passenger transport and other ancillary services along these highways (including refueling, catering, retailing, car repair, advertising and accommodation).

The Company is the only listed company in Jiangsu 's transport and infrastructure industry. On 27th June 1997, the Company's 1,222,000,000 H shares became listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

On 16th January 2001, the Company's 150,000,000 A shares became listed on the Shanghai Stock Exchange ("Shanghai Stock Exchange").

The Company established Sponsored Level I American Depositary Receipt Programme ("ADR") on 23rd December 2002, trading in the over-the-counter market in the United States.

The Company is principally engaged in the investment, construction, operation and management of toll roads and bridges. Apart from Shanghai-Nanjing Expressway, the Company also owns the entire or partial interests of other toll roads and bridges located in Jiangsu Province, including: the Jiangsu Section of Nanjing-Shanghai Class 2 Highway ("Nanjing-Shanghai Class 2 Highway"), Xicheng Expressway, Guangjing Expressway, the Nanjing Section of Nanjing-Lianyungang Highway, Jiangyin Yangtze Bridge and the Jiangsu Section of Sujiahang Expressway ("Sujiahang Expressway"). The Company is one of China's largest toll road investors and developers in terms of total assets managed.

The Company, Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng"), Jiangsu Ninghu Investment Development Co., Ltd. ("Investment Co."), Jiangsu Sundian Engineering Co., Ltd. ("Jiangsu Sundian") and Nanjing Shuangshilou Hotel Co., Ltd. ("Shuangshilou") are collectively referred to as the "Group".

Detailed information on the major roads and bridges of the Group:

Roads and Bridges	Length (km)	Number of lanes	Number of toll stations	Number of service areas	Year starting operation	Remaining term
Shanghai-Nanjing Expressway	258.46	4	18	6	1997.6	29
Acquired operating right for Nanjing-Shanghai Class 2 Highway	271.1	2-4	6	0	1997.6	21
Acquired operating right for Nanjing Section of Nanjing-Lianyungang Highway	29.8	4	1	0	1999.12	26
Guangjing Expressway	17.2	6	1	0	1999.9	26
Xicheng Expressway	35	6	4	1	1999.9	26
Jiangyin Yangtze Bridge	3.07	6	1	0	1999.9	26
Sujiahang Expressway	100.1	4	10	2	2002.12	30

The Group's Organization:



Jiangsu Expressway Company Limited
Jiangsu Section of Shanghai-Nanjing Expressway
100%
Nanjing Section of Nanjing-Lianyungang Highway
100%
Jiangsu Section of Nanjing-Shanghai Class 2 Highway
100%
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.
33.2%
Jiangsu Guangjing Xicheng Expressway Co., Ltd.
85%
Jiangsu Yangtze Bridge Co., Ltd.
26.66%
Suzhou Sujiahang Expressway Co., Ltd.
33.33%
30%
70%
Jiangsu Ninghu Investment Development Co., Ltd.
95%
Nanjing Shuangshilou Hotel Co., Ltd.
95.05%
Jiangsu Sundian Engineering Co., Ltd.
95.5%
China Transportation HEAD New Technology (Shanghai) Co., Ltd.
35.71%

financial highlights

Year 2003's financial report prepared by the Company was audited by Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu, whose audited report expressed an unqualified opinion on the financial statements.

(1) According to the PRC Accounting Standards, the financial highlights of the Group for the year ended 31st December 2003 are as follows:

Item	**Unit: RMB'000**
Gross profit	1,447,833
Net profit	950,531
Net profit after non-recurring profits/losses	944,738
Profit from principal operations	1,489,189
Other operating income	30,802
Profit from operations	1,357,057
Investment income	69,948
Subsidy income	19,648
Non-operating income / expenses, net	1,180
Net cash flow from operating activities	1,453,795
Net increase in cash and cash equivalents	717,418

(2) According to the accounting principles generally accepted in Hong Kong ("HKGAAP"), the financial highlights of the Group for the year ended 31st December 2003 are as follows:

Item	**Unit: RMB'000**
Revenue, net	2,675,814
Profit before taxation	1,533,974
Net profit	1,005,773
Profit from principal operations	1,457,763
Net cash flow from operating activities	1,441,643
Net increase in cash and cash equivalents	717,418

(3) Differences between the PRC Accounting Standards and Hong Kong Accounting Standards:

The differences between the statutory financial statements of the Group prepared in accordance with PRC Accounting Standards and the financial statements of the Group prepared in accordance with HKGAAP are summarized as follows:

	Net Profit		**Net Asset**	
			as at 31st December	
	2003	2002	2003	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
As reported in PRC statutory financial statements	**950,531**	816,833	**14,562,325**	14,268,109
HKGAAP adjustments:				
– amortization of land use right	**23,122**	30,462	**90,504**	67,382
– valuation, depreciation and amortization of property, plant and equipment	**46,874**	35,320	**(1,535,958)**	(1,582,832)
– housing subsidy charged to retained earnings directly under the statutory accounts	**—**	(16,838)	**—**	—
– loss on disposal of staff quarters	**—**	—	**(8,237)**	(8,237)
– deferred taxation	**(4,279)**	(10,877)	**(29,507)**	(25,228)
– interests accrued on held-to-maturity securities	**—**	(7,077)	**—**	—
– fair value of investments in securities	**(9,067)**	9,067	**—**	9,067
– others	**(1,408)**	(2,445)	**—**	—
As reported in this financial statements prepared in accordance with HKGAAP	**1,005,773**	854,445	**13,079,127**	12,728,261

Note: Net assets of 2002 was restated from RMB13,613,202,000 to RMB14,268,109,000, which was due to the change in requirements on subsequent events under the PRC Corporate Accounting Standards, where dividend distributed after the balance sheet date previously recognized as an adjustment was changed to be separately set out under owners' equity in the balance sheet. This accounting policy was applied retrospectively for prior year adjustment.

(4) Non-recurring profit/loss comprises the following:

Unit: RMB'000

Item	2003		2002	
	The Group	**The Company**	The Group	The Company
Non-operating income	**9,969**	**11,828**	20,059	13,131
Non-operating expenses	**(8,789)**	**(12,046)**	(13,126)	(11,683)
Subsidy income	**19,648**	**—**	—	—
Amortization of difference on long term equity investments	**(12,088)**	**(11,997)**	(11,249)	(11,249)
Gain from short term investments	**10,048**	**9,000**	—	—
Effects of Income tax	**(12,995)**	**(5,462)**	1,424	1,424
Total	**5,793**	**(8,677)**	(2,892)	(8,377)

(5) Principal accounting data and financial indicators of the Group under the PRC Accounting Standards for the past five years:

Unit: RMB'000

Item	2003	2002	2001	2000	1999
Income from principal activities	**2,353,129**	2,026,238	1,625,992	1,381,696	1,138,385
Net profit	**950,531**	816,833	780,864	691,486	604,868
Total assets	**16,732,357**	15,081,793	14,914,400	15,057,227	14,519,176
Total liabilities	**1,769,782**	417,181	670,109	1,132,571	1,508,250
Minority interests	**14,562,325**	14,268,109	14,112,946	13,795,206	12,882,076
Earnings per share (RMB)	**0.19**	0.16	0.16	0.14	0.12
Net asset per share (RMB)	**2.89**	2.83	2.80	2.74	2.64
Adjusted net asset per share (RMB)	**2.89**	2.83	2.80	2.74	2.64
Net cash flow per share from operating activities (RMB)	**0.29**	0.26	0.22	0.20	0.18
Return on net assets	**6.53%**	5.72%	5.53%	5.01%	4.70%
Weighted average return on net assets	**6.59%**	5.75%	5.59%	5.31%	4.76%

Note: Dividends distributed for year 2002 was RMB654,907,175. In accordance with the requirements on subsequent events under the PRC Corporate Accounting Standards, the original "Dividend payable" has been adjusted to "Subsequent distributions" under Shareholders' Equity.

(6) Principal accounting data and financial indicators of the Group under the HK GAAP for the past five years:

Unit: RMB'000

Item	2003	2002	2001	2000	1999
Revenue, net	**2,675,814**	2,272,515	1,829,552	1,542,952	1,233,924
Net profit	**1,005,773**	854,445	841,240	688,306	630,683
Total assets	**15,278,665**	13,566,108	13,334,684	13,400,108	12,844,327
Total liabilities	**1,799,288**	441,344	452,305	940,466	1,296,469
Shareholders' equity	**13,079,127**	12,728,261	12,503,534	12,115,691	11,203,905
Earnings per share (RMB)	**0.20**	0.17	0.17	0.14	0.13
Net asset per share (RMB)	**2.60**	2.53	2.48	2.41	2.29
Adjusted net asset per share (RMB)	**2.60**	2.53	2.48	2.41	2.29
Net cash flow per share from operating activities	**1,441,643**	1,289,775	1,092,958	916,085	855,419
Return on net assets	**7.70%**	6.78%	6.76%	5.68%	5.63%

Five-Year Financial Highlights of the Group
(In accordance with HK GAAP)


Net Revenue
Unit : RMB '000
3000
2500
2000
1500
1000
500
1,233,924
1,542,952
1,829,552
2,272,515
2,675,814
1999
2000
2001
2002
2003
Net Profit
Unit : RMB '000
1200
1000
800
600
400
200
630,683
688,306
841,240
854,445
1,005,773
1999
2000
2001
2002
2003
Earnings per share
Unit : RMB
0.25
0.20
0.15
0.10
0.05
0.13
0.14
0.17
0.17
0.20
1999
2000
2001
2002
2003
Net asset per share
Unit : RMB
3.0
2.5
2.0
1.5
1.0
0.5
2.29
2.41
2.48
2.53
2.60
1999
2000
2001
2002
2003

(7) Change of shareholders' equity in accordance with the PRC Accounting Standards during the reporting period:

Unit: RMB

Item	At the beginning of period	Increase for the period	Decrease for the period	At the end of period	Reasons for change
Share capital	5,037,747,500	/	/	5,037,747,500	/
Capital reserve	7,484,538,998	195,747	/	7,484,734,745	Donations to associated companies
Statutory surplus reserve	602,448,076	163,933,934	/	766,382,010	Statutory appropriation
Including:					
Statutory public welfare fund	200,816,024	54,644,645	/	255,460,66	Statutory appropriation
Unrealized loss on investments	(2,445,239)	(1,603,677)	/	(4,048,916)	Losses incurred by subsidiaries
Retained earning	1,145,819,878	950,530,727	818,841,109	1,277,509,496	Operating results
Including:					
Latest balance Sheet distribution	654,907,175	/	/	730,473,388	
Shareholders' equity	14,268,109,213	294,215,622	/	14,562,324,835	

(8) Profit statement in accordance with the PRC Accounting Standards:

	Rate of return on net asset		Earnings per share	
Profit for the reporting period	**Fully diluted**	**Weighted average**	**Fully diluted**	**Weighted average**
Profit from principal operations	10.23%	10.57%	0.30	0.30
Operating profit	9.32%	9.63%	0.27	0.27
Net profit	6.53%	6.59%	0.19	0.19
Net profit after non-recurring profit/loss	6.49%	6.55%	0.19	0.19

major events in 2003

January

The Company ranked fourteenth among Top 100 Best Performance Enterprises in the Asia Pacific region for the year 2002 by "CFO Asia" magazine, and ranked third among all the PRC enterprises being selected.

February

Xinhua Far East China Credit Ratings Company Limited announced its rating result on the listed companies in the PRC. The Company's long-term rating was awarded "AA+" grade, with excellent creditworthiness, and short-term rating was awarded "S-1" grade, the best creditworthiness.

March

The Company promoted for the establishment of Jiangsu Sundian Engineering Company Limited (江蘇現代路橋有限公司), in which the Company directly held 70% equity interests.

The Company announced its 2002 annual results.

April

The Company commenced intensive road surface repair works between Wuxi to Suzhou section of Shanghai-Nanjing Expressway to improve road conditions.

May

The new sessions for the Board of Directors and the Supervisory Committee were approved by the general meeting of the Company. Mr. Shen Chang Quan was elected as the Chairman of the fourth Board of Directors, and Mr. Zhou Jian Qiang was elected as the Chairman of the fourth Supervisory Committee.

June

The Company ranked thirteenth by the "Listed Companies" magazine of Shanghai Stock Exchange among the Top 50 listed companies in Shanghai and Shenzhen for the year 2002.

August

The Company announced its 2003 interim results.

After the relocation of toll stations along Nanjing-Shanghai Class 2 Highway, the toll stations at Benniu (including Xilin toll station) and Luoshe and Wangting commenced operation.

October

The Company obtained certification on its quality management system, environmental protection management system and occupational health and safety management system simultaneously, and became the first highway operator in the PRC to obtain certification in respect of three international standards at the same time.

November

The Shanghai-Nanjing Expressway was awarded as one of the 15 major expressway projects in the PRC with the greatest influence and significance in the past 15 years.

December

The Company ranked eleventh among the 100 Top Listed Companies for the year 2002 by the China Enterprises Reform and Development Committee, and ranked fifth in terms of total market capitalization.

The toll-by-weight system at the expressways in Jiangsu Province was approved and implemented on 27th December 2003. New methods and standards on toll collection for good vehicles were applicable to the toll bridge projects of the Company. Standard toll rates for passenger vehicles at the expressways in Jiangsu Province increased by approximately 12.5%, and took effect from 1st January 2004.

chairman's statement


Capitalizing on
Opportunities


Securing Continued Growth

We fully understand that achievements, however great they may be, are history, and our emphasis should be on the development in the future. The 8-lane widening project for Shanghai-Nanjing Expressway will be fully implemented in 2004, which is a strategic construction to the Company in the long run and represents a favourable opportunity to capture the "Second Venture".

chairman's statement



Year 2003 was a particularly eventful one for the Company in the history of its operation and development. The Company experienced challenges arising from the SARS epidemic and intensive repairs of road surface. Along with the continuous economic growth and rapid increase of traffic came the increased pressure on maintaining a smooth traffic flow, creating a new challenge for the operation and management of the Company.

With correct decision-making from the Board of the Company, strong commitment of the management and efforts from our strenuous workforce, progress was made in every aspect of our business. Growth in operating results for seven consecutive years were achieved, with operating revenues for the year amounting to RMB2,810,602,000. Net profit was approximately RMB950,531,000 and earnings per share was approximately RMB0.19 under PRC Accounting Standards, an increase of approximately 17.28% over the corresponding period of the previous year. According to HKGAAP, net profit was about RMB1,005,773,000 and earnings per share was around RMB0.20, both an increase of approximately 17.7% over the corresponding period of the previous year.

2003 was also a year in which remarkable headway has been made in the internal management of the Company. We are glad to report that the tri-fold quality management system covering operational quality, environment awareness and occupational health and safety has received certification from the China Quality Accreditation Centre, making us the first highway operator in the country which has received certification simultaneously in respect of three international standards. This represents a major breakthrough in the systemization, regularization and standardization of the Company's management system.

As a pioneer within the industry, the Company has also developed a system to study the customers' satisfaction level. Through the implementation of the system, feedbacks on the services provided by the Company were reflected on an objective and scientific basis. Thus, continuous improvements to the quality of service can be made and the level of service provided to the customers can be continuously upgraded.

The Company is in the process of developing a sophisticated and comprehensive system of corporate governance, which was reflected by the regulated operation and stable development of the Company. In 2003, the election of new Board of Directors was conducted. The newly elected Board of Directors is committed to faithfully performing its duties, and is dedicated to maintaining continued and healthy development of the Company and stable growth of the shareholders' interests, leading the company to achieve continued success in its business operations.

The Company also maintained sound relations with investors. We actively created a two-way communication platform with investors, enabling them to have a clear and deep understanding of the Company's policy decisions, status of operation and strategies of development. Positive interactions were resulted which provided useful channels for the management to obtain suggestions from our investors, facilitating the Company's understanding of the market and improvements of work. This will be conducive for enhancing the core competitiveness of the Company and maximizing the interest of the shareholders.

We fully understand that achievements, however great they may be, are history, and our emphasis should be on the development in the future. The 8-lane widening project for Shanghai-Nanjing Expressway will be fully implemented in 2004, which is a strategic construction to the Company in the long run and represents a favourable opportunity to capture the "Second Venture". The widening project will further enhance the core competitiveness of the Company, consolidate the leading position of the Company within the industry and provide new horizons for further development.

In the coming few years, continued development of the Company will top our priority, focusing on the widening project and operation management. We aim to strengthen internal controls, enhance service standards, ensure safety and smooth traffic and deploy all positive factors to safeguard the levels of operating revenue and profitability during the widening project, so as to maintain continued long-term return for the shareholders.

In terms of corporate management, the Company upgrades the management level step by step to match that of international modern enterprises. Upon completion of the expansion work, the quality of our road will be enhanced, and therefore, the level of management should be enhanced commensurately and enter a new stage.

As a public service enterprise, our product is nothing but providing the best service. Our staff strongly believe in "Customer is Our Priority", with faithful service as our spirit. With patience and passion, we shall comfort expressway users for the inconvenience caused by road construction and pursue understanding and support from our customers. We shall compensate the disadvantages of road conditions by quality service and maintain the image of the Company.

We are proud to have a united, focused and experienced management team and an energetic, hardworking and professional workforce, who helped to create encouraging results for seven consecutive years. In the future development of the Company, we will continue to pursue the spirit of dedication, solidarity and hardwork, striving for new achievements. The Company aims to maintain its competitive advantages despite keen competition in future, incessantly searching for excellence and moving ahead with the future.

By Order of the Board



Shen Chang Quan
Chairman

Nanjing, the PRC
1st April 2004

management discussion and analysis


Benefitting from a
Robust Eco



Leveraging Our Advantage



In 2003, despite the impact of SARS and large-scale intensive repairs, various major road and bridge projects still achieved satisfactory performance. Apart from relying on the booming economy and scientific and effective management, this was also achieved by the excellent quality of the projects and the ample room for growth in the future.

management discussion and analysis

(I) OPERATING ENVIRONMENT

In 2003, the national economy sustained a faster rate of growth. Despite a certain degree of slowdown in the second quarter due to the impact of Severe Acute Respiratory Syndrome ("SARS"), there were no signs of reversal on the trend of rapid growth. GDP increased by approximately 9.1% for the whole year, up 1.1 percentage points when compared with the previous year, with economic activities becoming more robust.

As one of the economically active provinces along the eastern coastal region in the PRC, Jiangsu Province still commands a strong economy. Gross domestic product for the year amounted to RMB1,245.18 billion, a growth of approximately 13.5% which is 1.9 percentage points higher than that of the previous year and 4.4 percentage points higher than the average national growth rate. Jiangsu Province ranked second in the PRC in terms of total value of economic output in the PRC, and fifth in terms of speed of development.

The six cities along the Shanghai-Nanjing Expressway, namely Nanjing, Zhenjiang, Changzhou, Wuxi, Suzhou and Shanghai, all demonstrated rapid economic growth, with their GDP's in 2003 grown by 12.6%, 14.1%, 14.5%, 13%, 18% and 11.8% over the previous year respectively.



With the sustained rapid economic development in Jiangsu Province and the increase in both income of and consumption by urban residents, consumption of cars has entered into a new era of rapid development. By the end of 2003, private vehicle ownership in the whole province reached 587,200 vehicles, an increase of approximately 2.1 times when compared to the end of 2000. For the past three years, the average growth rate of private vehicle ownership was approximately 45.8% per annum, of which the growth rate for 2002/03 in particular was approximately 48.7%. Such a high growth rate is expected to continue in the next few years.

In order to satisfy demands generated by economic development and rapid growth in vehicle ownership, the progress in establishing a network for all the expressways in the province is being further accelerated. Six expressways were completed and opened to traffic during the year, raising the total mileage of the province's expressways by 301 km to more than 2,000 km. Jiangsu Province ranks third in the country in terms of expressway mileage, and first in terms of expressway concentration. Most of the province's expressways form a network effect with the road and bridge properties owned by the Group.

A sound external environment has provided a generally favourable operating environment for the business development of the Group in 2003.

(II) ANALYSIS OF BUSINESS OPERATIONS

1. Overview

In 2003, the Group realized gross revenues of RMB2,810,602,000 representing year-on-year growth of approximately 17.34%.

The composition and proportion of its revenues were as follows:

Item	Revenues (RMB'000)	As percentage of total revenues (%)	Year-on-year change (%)	Operating costs (RMB'000)	Gross margin (%)
Shanghai-Nanjing Expressway	1,732,510	61.64%	21.04%	476,167	72.52%
Nanjing-Shanghai Class 2 Highway	230,490	8.20%	-7.77%	114,936	50.13%
Nanjing Section of Nanjing-Lianyungang Highway	59,275	2.11%	12.11%	29,687	49.92%
Guangjing Xicheng Expressways	330,854	11.77%	13.27%	112,552	65.98%
Revenue from other operations	457,473	16.28%	23.99%	426,671	6.73%
Total	2,810,602	100.00%	17.34%	1,160,013	58.73%

In 2003, toll revenues from Shanghai-Nanjing Expressway, the Company's major highway property, grew rapidly, which was mainly attributable to the rapid development in the regional economy which brought forth rapid increase in traffic volume on the expressway.

Revenues from the Group's other businesses, including refueling, catering, emergency assistance service and advertising, increased in 2003, which was mainly attributable to the substantial increase in the refueling business as a result of the rise in petrol prices.

In 2003, operating costs of the Group totalled RMB1,160,013,000, an increase of approximately 21.04% over RMB958,378,000 in the corresponding period of the previous year.

The composition and proportion of operating costs were as indicated in the table below:

Items	Operating costs (RMB'000)	As percentage of total costs (%)	The same period last year (RMB'000)	Increase/ decrease as compared to previous year (%)
Shanghai-Nanjing Expressway	476,167	41.05	422,449	12.72
Nanjing-Shanghai Class 2 Highway	114,936	9.91	109,966	4.52
Nanjing Section of Nanjing-Lianyungang Highway	29,687	2.56	28,069	5.77
Guangjing Xicheng Expressways	112,552	9.70	81,042	38.88
Revenue from other operations	426,671	36.78	316,852	34.66
Total	1,160,013	100.00	958,378	21.04

The increase in operating costs for Guangjing Expressway and Xicheng Expressway was mainly due to the specific repair undertaken at Guangjing Expressway by Guangjing Xicheng Expressway Co., Ltd., the Group's subsidiary, with an expenditure of approximately RMB16,400,000 in total. At the same time, additional depreciation expenses of RMB17,840,000 were made to the Guangjing and Xicheng Expressways on the basis of the discrepancies between the forecasted traffic volume and the actual traffic volume.



The increase in operating costs of other businesses was mainly due to the rise in petrol costs. Aggregate increase in the operating costs of the refueling business amounted to RMB94,350,000, accounting for approximately 85.92% of the total increase in operating costs from other businesses.

2. Toll Road Operations

During the period, the Group's core business, toll road operations, realized gross toll revenues of RMB2,353,129,000, accounting for approximately 83.72% of the gross revenues and an increase of approximately 16.13% over the corresponding period of the previous year.

In 2003, despite the impact of SARS and large-scale intensive repairs, various major road and bridge projects still achieved satisfactory performance. Apart from relying on the booming economy and scientific and effective management, this was also achieved by the excellent quality of the projects and the ample room for growth in the future.

Comparative figures for daily average traffic volumes (vehicles/day):

Project	2003	2002	2001	2000	1999
Shanghai-Nanjing Expressway	31,038	25,356	21,013	18,087	16,235
Nanjing-Shanghai Class 2 Highway	39,958	41,442	42,434	42,357	42,909
Nanjing Section of Nanjing-Lianyungang Highway	10,994	9,986	9,450	10,644	10,243
Guangjing Expressway	22,766	19,481	13,361	8,977	7,471
Xicheng Expressway	20,689	17,205	11,889	8,963	8,165
Jiangyin Yangtze Bridge	23,667	20,836	15,555	14,162	/
Sujiahang Expressway	23,094	12,569	/	/	/

Comparative figures for daily average toll revenues (RMB'000/day):

Project	2003	2002	2001	2000	1999
Shanghai-Nanjing Expressway	4,746.6	3,921.6	3,156.6	2,640.0	2,390.0
Nanjing-Shanghai Class 2 Highway	631.5	684.7	616.3	620.9	647.0
Nanjing Section of Nanjing-Lianyungang Highway	162.4	144.9	138.1	147.2	143.5
Guangjing Expressway	374.2	341.6	236.0	153.9	128.0
Xicheng Expressway	532.2	458.6	307.7	212.9	186.0
Jiangyin Yangtze Bridge	1,116.6	1,016.1	700.4	460.8	/
Sujiahang Expressway	920.7	579.1	/	/	/

Adjustments to the methods and standards of toll collection:



In order to strengthen the management of overloaded transportation vehicles on the use of roads, so as to effectively protect the road and bridge facilities, Jiangsu Province changed the historical method of toll collection for goods vehicles on the basis of vehicle classification. With effect from 28th December 2003, all toll revenues were collected on the basis of the weight of the goods vehicles ("toll-by-weight"). This new basis for toll collection is applicable to goods vehicles using the expressways operated by the Company or in which the Company has control or equity interests; Jiangyin Yangtze Bridge; Suzhou Wangting, Wuxi Luoshe and Changzhou Benniu toll stations along the Nanjing-Shanghai Class 2 Highway; and the Panjia Garden toll station of the Nanjing Section of Nanjing-Lianyungang Highway. New toll standards for passenger vehicles at the expressways have also been implemented with effect from 1st January 2004. Toll standards for passenger vehicles at the Nanjing-Shanghai Class 2 Highway, Nanjing-Lianyungang Highway and Jiangyin Yangtze Bridge remained unchanged.

Classification and basis of toll collection for vehicles using expressways in Jiangsu Province:

Unit: RMB

	Vehicle type		Criteria of Classification		Toll rate before adjustment	Toll rate after adjustment	Minimum charge
Class 1	Small passenger car		6 seats or below (including 6 seats)		0.40	0.45	15
Class 2	Mid-size passenger car	Small lorry	Above 6 seats but up to 20 seats (including 20 seats)	Below 2 tons (including 2 tons)	0.60	0.675	15
Class 3	Large passenger car	Mid-size lorry	Above 20 seats but up to 50 seats (including 50 seats)	Above 2 tons but up to 5 tons (including 5 tons)	0.80	0.90	20
Class 4	Heavy passenger car	Large lorry	Above 50 seats	Above 5 tons but up to 10 tons (including 10 tons)	1.00	1.125	20
Class 5		Heavy lorry		Above 10 tons but up to 20 tons (including 20 tons)	1.20	1.35	30
Class 6		Special lorry		Above 20 tons	1.60	1.80	30

Basis of toll collection by weight for goods vehicles (not overloaded vehicles) using expressways:

Type	Total weight ≤10 tons	10 ton<Total weight ≤ 40 tons	Total weight> 40 tons	
Basis of toll collection by weight for goods vehicles:				
1. Basic rate RMB0.09/ton per km				
2. Less than 5 tons to be charged as 5 tons	RMB0.09/ ton per km	RMB0.09/ton per km, linearly reduced to RMB0.05/ton per km	RMB0.05/ ton per km	Integral toll fee: for amount less than RMB2.50, round down to zero; RMB2.51-7.50 will be charged as RMB5.00; RMB7.51-9.99 will be charged as RMB10.00.
3. Charge RMB20 when less than RMB20				

Basis of toll collection by weight for goods vehicles (not overloaded vehicles) using Nanjing-Shanghai Class 2 Highway, Nanjing-Lianyungang Highway and Jiangyin Yangtze Bridge:

Category	Basic toll rate	Total weight ≤10 tons	10 ton<Total weight ≤40 tons	Total weight >40 tons
Nanjing-Shanghai Class 2 Highway	Charge RMB10 when less than RMB10	RMB2.0/ ton per vehicle	RMB2.0/ton per vehicle, linearly reduced to RMB1.75/ton per vehicle	RMB1.75/ ton per vehicle
Nanjing-Lianyungang Highway	Charge RMB10 when less than RMB10	RMB1.5/ ton per vehicle	RMB1.5/ton per vehicle, linearly reduced to RMB1.3/ton per vehicle	RMB1.3/ ton per vehicle
Jiangyin Yangtze Bridge	RMB6/ton per vehicle, charge per 5 tons if less than 5 tons	RMB6/ ton per vehicle	RMB6.0/ton per vehicle, linearly reduced to RMB3.6/ton per vehicle	RMB3.6/ ton per vehicle

Basis of toll collection for overloaded vehicles:

<table>
<tr><td>1. Normal weight or overloaded less than 30% (including 30%)</td><td>2. Overloaded 30% — 50% (including 50%)</td><td>3. Overloaded 50% — 100% (including 100%)</td><td>4. Overloaded more than 100%</td><td rowspan="3">Toll fee will be collected on the basis of the higher of the overloading which exceeds total weight limit (46 tons) or the limit imposed on car axis</td></tr>
<tr><td rowspan="2">Toll collection will be temporarily based on basic rates for normal-weight vehicles</td><td colspan="3">For normal weight or weight portion within 30% overloaded, charge will be per basic toll rates for normal weight</td></tr>
<tr><td>Remaining portion to be charged per 1.5 times of basic toll rates</td><td>Remaining portion to be charged per 2 times of basic toll rates</td><td>Remaining portion to be charged per 3 times of basic toll rates</td></tr>
</table>

Road and bridge operations

Shanghai-Nanjing Expressway



During the reporting period, traffic volume on Shanghai-Nanjing Expressway continued to maintain its rapid growth, with an average daily full-trip traffic volume of 31,038 vehicles, an increase of approximately 22.41% when compared to the corresponding period of the previous year. Average daily toll revenue was approximately RMB4,746,600, an increase of approximately 21.04% when compared to the corresponding period of the previous year.

Except for the reduction in the second quarter under the impact by SARS and the intensive road surface repair, traffic volume recovered rapidly in the second half year, with a growth of over 30% on average, of which average daily traffic volume from east of the Wuxi hub to the Anting terminal in Shanghai reached 45,233 vehicles.

Nanjing-Shanghai Class 2 Highway

During the year, adjustments to the three toll stations at Suzhou, Wuxi, Changzhou along the Nanjing-Shanghai Class 2 Highway were completed, with the new stations commencing operation on 31st August 2003.

During the reporting period, average daily tolled vehicles passing the Nanjing-Shanghai Class 2 Highway toll station amounted to approximately 39,958, down approximately 3.58% over the corresponding period of the previous year, and average daily toll revenue was approximately RMB631,500, down approximately 7.77% over the corresponding period of the previous year.

Nanjing Section of Nanjing-Lianyungang Highway

During the reporting period, average daily tolled vehicles passing the Nanjing Section of Nanjing-Lianyungang Highway toll station totaled approximately 10,994, up approximately 10.09% when compared to the corresponding period of the previous year, and average daily toll revenue was approximately RMB162,400, up approximately 12.1% over the corresponding period of the previous year. The situation of toll operations was satisfactory.

Guangjing Expressway and Xicheng Expressway

As a result of intensive road surface repairs at Shanghai-Nanjing Expressway and bridge surface repairs at Jiangyin Yangtze Bridge in the second half year, together with the restrictions on overloaded vehicles, growth in traffic volumes on the Guangjing Expressway and Xicheng Expressway slowed down compared with those in the corresponding period of the previous year. Average daily full-trip traffic volumes were 22,766 and 20,689 vehicles respectively, representing increases of approximately 16.86% and 20.25% respectively over the corresponding period of the previous year. Average daily toll revenues amounted to RMB374,200 and RMB532,200 respectively, representing increases of 9.54% and 16.05% respectively over the corresponding period of the previous year.

Jiangyin Yangtze Bridge

During the reporting period, average daily traffic volume at the Jiangyin Yangtze Bridge was 23,667 vehicles, and average toll revenue was RMB1,116,600, representing increases of approximately 13.59% and 9.88% respectively over the corresponding period of the previous year.

Due to damage caused by overloaded vehicles to the bridge surface, Jiangyin Yangtze Bridge underwent bridge surface repairs from 15th August to 10th October, and thereafter implemented restrictions on overloaded vehicles. This in turn caused a slowdown on traffic volume growth.

Sujiahang Expressway

For a year since it was opened to traffic, the southern section of Sujiahang Expressway saw traffic volume grow rapidly. Its northern section was also completed and opened to traffic on 8th November 2003, closely linking the hub area of Suzhou with the river-side areas. This has strengthened economic inter-flow between the southern and northern parts of Suzhou and facilitated rapid economic developments along the river.

In 2003, its average daily full-trip traffic volume was 23,094 vehicles, and average daily toll revenue was RMB920,700. With an investment return of RMB11,606,000 to the Company, Sujiahang Expressway has become the Group's new profit base.

Intensive repairs

In order to mitigate the conflict between maintenance and smooth flow of traffic, to ensure safety and smooth traffic flow while improving road conditions and to enhance the level of road service, the Company commenced intensive repairs to the seriously damaged section of Shanghai-Nanjing Expressway east of Wuxi in April, and subsequently also to the road surface to the west of Wuxi. Total investment in the east section's intensive repair works amounted to approximately RMB180,000,000, while total investment in the west section's intensive repair works amounted to approximately RMB43,000,000. The repair works have passed acceptance inspection



with good rating, and the quality of the road surface attained the intended purpose, thus creating favourable conditions for the overall initiation of the expansion works of the Jiangsu Section of Shanghai-Nanjing Expressway.

Road maintenance

The Company continued to perform preventive maintenance to road surfaces. Pursuant to the intensive repair program for the west section of Shanghai-Nanjing Expressway, microlayer maintenance works of approximately 2 million sq.m. at the Nanjing, Zhenjiang, Changzhou sections were conducted, inspections to the structures of the bridges and tunnels along the whole road were made and treatments were carried out to the bridges where reinforcements were needed, thus clearing hazards and effectively improving road conditions.

In order to enhance the level of maintenance, the Company actively organized scientific researches to overcome difficulties, conducting researches on microlayer maintenance technology applications. The N-1 model of road condition intelligence detection vehicle developed by the Company has passed assessment and was accredited with Grade II Award of Provincial Technology Advancements. The promotion of the applications of new technology and new equipment has effectively enhanced maintenance quality and work efficiency, thereby reducing maintenance costs.

3. **Non-core Businesses**

During the reporting period, the Group's non-core businesses came mainly from the operations of the service areas. Revenues from the non-core businesses amounted to approximately RMB457,473,000, with a profit of RMB30,802,000 in accordance with both PRC Accounting Standards and HKGAAP.



The operations of the service areas aimed to provide modern high-quality service, focusing on environmental health and greening and providing high-quality service to vehicle drivers and passengers, so as to enhance the Company's image vis-à-vis this first-level audience.

4. Subsidiaries and Associated Companies

As at 31st December 2002, subsidiaries and associated companies of the Company are as follows:

Names of subsidiaries and associated companies	Attributable equity interest	Registered capital (RMB'000)	Assets scale (RMB'000)	Net profit (RMB'000)	Principal activities
Jiangsu Ninghu Investment Development Co., Ltd. (limited company)	95%	100,000	110,607	7,772	Investments in various infrastructure projects and related businesses and assets
Jiangsu Sundian Engineering Co.,Ltd. (limited company)	95.5%	35,000	100,568	12,344	Repairs and maintenance of roads and bridges (including expressways), road surface and traffic safety facility implementation
Jiangsu Guangjing Xicheng Expressway Co., Ltd. (limited company)	85%	850,000	2,654,959	151,132	Construction, operation, maintenance and toll collection of Guangjing Xicheng Expressways and related businesses of storage, passenger and freight transport and vehicle maintenance
Nanjing Shuangshilou Hotel Co., Ltd. (limited company)	95.05%	1,010	8,402	-1,604	Production and sale of Chinese cuisine
Jiangsu Kuailu Bus Transportation Stock Co., Ltd. (limited company)	33.2%	150,300	279,508	11,291	Road transportation, vehicle maintenance and sales of vehicles (excluding sedan cars) and spare parts
Jiangsu Yangtze Bridge Co. Ltd. (limited company)	26.66%	2,137,248	3,320,886	172,009	Mainly engaged in the construction, maintenance and operation of Jiangyin Yangtze Bridge and other traffic infrastructure
Suzhou Sujianhang Expressway Co., Ltd. (limited company)	33.33%	1,578,600	4,595,735	46,661	Construction, management and toll collection of the Jiangsu Section of Sujiahang Expressway and related businesses along the route
China Transportation HEAD New Techology (Shanghai) Co., Ltd. (limited company)	35.71%	21,000	20,516	-5,135	Engineering design and implementation management of software development; intelligent traffic consultancy on management of highway resources and GIS / GPS applications

Note:

(1) *All the Company's subsidiaries and associated companies are incorporated, and their main businesses are operated, in China.*

(2) As at 31st December 2003, none of the subsidiaries or associated companies of the Company had any outstanding equity or debt securities in issue.

(III) PROJECT INVESTMENTS

1. Shanghai-Nanjing Expressway Expansion Project



In order to cope with the needs of regional economic and traffic developments, fully capitalize on the role of "Golden Passage" of Shanghai-Nanjing Expressway at the Yangtze River Delta region, enhance the level of road service and operating efficiency, and further upgrade economic effectiveness, the Board of Directors has decided to invest in the Shanghai-Nanjing Expressway expansion project.

The expansion works will commence in 2004 and will be completed by 2006. The project expansion plan has been approved by the State, and the Jiangsu Provincial Government has agreed to extend the operating period of Shanghai-Nanjing Expressway until 26th June 2032.

The expansion project will expand the existing two-way four-lane road to two-way eight-lane road, and the relevant total investment will be approximately RMB10.54 billion, of which approximately RMB4.54 billion will be funded by the Company's internal resources, representing approximately 43% of the total investment. The remaining balance will be funded by financing.

Land use rights needed for the expansion will be obtained by way of leasing. The initial annual leasing price will be based on RMB1.50 per sq.m., and the leasing period will be until the termination of the operating period.

The expansion works will be be carried out on the premises that normal road operations will be ensured. When road surface and bridge connection works are in progress, partial traffic organization will be conducted to rationalize the use of road networks for diversion, so as to reduce the difficulty in construction organizations and to ensure quality of the engineering works.

The Directors believe that the investment of the Company in the Shanghai-Nanjing Expressway expansion project fulfills the traffic need resulted from rapid economic developments as well as the Company's need for sustainable development. It has a great bearing upon the maintenance and enhancement of the Company's good operating results, service level and brand image; the consolidation of its leadership position among the expressway industry and listed communication companies in the PRC; and the overall enhancement of the Company's core competitiveness.

2. Acquisition of the New Operating Right in Nanjing Shanghai Class 2 Highway



Nanjing-Shanghai Class 2 Highway is an important trunk road connecting Shanghai with Nanjing, in which the Company has the toll operating right for a term of 15 years. Given the low standards of the Nanjing-Shanghai Class 2 Highway, and its level of service being unable to cope with the economic development along the road, the Jiangsu Provincial Government has approved an expansion plan, and has extended its operating right for 12 years until 26th June 2024.

The expansion works commenced in July 2003 and is anticipated to be fully completed by 1st October 2005. The implementation of the project is organized by the Highway Bureau of the Communications Department of Jiangsu Province.

The Shanghai-Nanjing Expressway and the Nanjing-Shanghai Class 2 Highway owned by the Company run almost parallel to but are complementing with each other, with one as the primary and the other as supplementary roads jointly forming important highway passages between Nanjing and Shanghai. The Company considers that, upon completion of the expansion of Nanjing-Shanghai Class 2 Highway, the Company must acquire its new operating right and remove competition, so as to consolidate the Company's leading position within the Shanghai-Nanjing passage, and ensure the steady enhancement of the Company's operating efficiency.

Upon assessments made to the new operatiing right of Nanjing-Shanghai Class 2 Highway, the acquisition price was determined to be RMB2,700 million, which the Company will finance with bank loans.

(IV) FINANCIAL ANALYSIS

The Company adopts a financial policy which is proactive yet prudential. It reviews its debt portfolio regularly and makes any necessary change whenever appropriate, so that risks of investment are strictly under control, thereby maximizing the interests of both the Company and the shareholders.

Under the PRC Accounting Standards

Item	2003 (RMB'000)	2002 (RMB'000)	Change (%)
Total assets	16,732,357	15,081,793	10.94%
Current liabilities	1,715,106	355,687	382.2%
Long-term liabilities	54,677	61,494	-11.09%
Minority interests	400,250	396,503	0.95%
Shareholders' equity	14,562,325	14,268,109	2.06%
Profit from principal operations	1,489,189	1,272,256	17.05%
Net profit	950,531	816,833	16.37%
Increase in cash and cash equivalents	717,418	-65,246	—

Under the HKGAAP

Item	2003 (RMB'000)	2002 (RMB'000)	Change (%)
Total assets	15,278,665	13,566,108	12.62%
Current liabilities	1,715,104	354,622	383.64%
Long-term liabilities	84,184	86,722	-2.93%
Minority interests	400,250	396,503	0.95%
Shareholders' equity	13,079,127	12,728,261	2.76%
Profit from principal operations	1,457,763	1,270,605	14.73%
Net profit	1,005,773	854,445	17.71%
Increase in cash and cash equivalents	717,418	(63,256)	—

Note: Increase in current assets was mainly attributable to the injection of RMB1.4 billion for the Shanghai-Nanjing Expressway Expansion Project.

As at 31st December 2003, the Group's gearing ratio was 10.58% and 11.58% respectively as calculated in accordance with the PRC Accounting Standards and HKGAAP respectively, an increase of 7.81 percentage-points and 8.51 percentage-points respectively over those of the corresponding period of the previous year. The increase was mainly attributable to the increase in debts resulting from capital raised for expansion work. However, the Group's total debts was maintained at a relatively low level, with enhancement in solvency and sustainable capability to raise fund in future.

In accordance with PRC Accounting Standards and HKGAAP, the Group's profit generated from its principal operations increased by approximately 17.05% and 14.73% respectively in 2003, slightly higher than the 16.13% increase in income from principal activities. Given the intensive road surface repair work and the impact of SARS during April to May, the increase in the profit percentage of principal activities indicated that the costs of the Group's principal activities were under better control during the year.

1. Analysis of Operating Results

Item	2003 (RMB'000)	2002 (RMB'000)	Change (%)
Revenue	2,675,814	2,272,515	17.75%
Other operating income	38,712	33,529	15.46%
Operating profit	1,457,763	1,270,605	14.73%
Share of profit and loss of associates	97,198	60,320	61.14%
Finance costs	(8,899)	(10,727)	-17.04%
Amortization of goodwill	(12,607)	(11,768)	7.13%
Taxation	(505,219)	(434,120)	16.38%
Minority interests	(22,982)	(20,384)	12.75%
Profit attributable to shareholders	1,005,773	854,445	17.71%
Reserves	8,041,379	7,690,513	4.56%
Earnings per share (RMB)	0.20	0.17	17.71%
Dividend per share (RMB)	0.145	0.13	11.54%

Shares of profit and loss of associates in 2003 increased significantly. The increase was mainly attributable to the gain from the investment in Sujiahang amounting to RMB11,610,000 during the year, representing an increase of RMB10,600,000 over that of the previous year, as well as the gains from the investment in Yangtze Bridge Co. amounting to RMB37,290,000 during the year, representing an increase of RMB28,480,000 over that of the previous year.

2. Financial Analysis

Asset liquidity and financial resources

As an operator of toll expressways, the Group has been able to maintain a large amount of stable cash inflow from its ordinary operations, and its solvency position has been strong. In 2003, the net cash inflow from the Group's business activities amounted to RMB1,441,643,000, an 11.77% increase over the corresponding period of the previous year. Accordingly, the management considers that the Group has no liquidity problem.

As at 31 December, 2003, the Group had RMB1, 537,029,000 of cash and cash equivalents and RMB1,461,490,000 of bank borrowings.

Item	As at 31st December, 2003 The Group (RMB'000)	As at 31st December, 2002 The Group (RMB'000)
Cash and cash equivalents		
Cash in hand	266	252
Bank deposits	1,536,508	719,359
Designated deposits	255	100,000
Total:	1,537,029	819,611
Borrowings		
Short-term borrowings	1,400,000	120,000
Long-term borrowings, current portion	6,813	6,822
Long-term borrowings	54,677	61,494
Total:	1,461,490	188,316

There were relatively large changes in cash and cash equivalents and borrowings in 2003 mainly due to the substantial proceeds for the expansion of Shanghai-Nanjing Expressway.

Major source of cash and its application

	2003	2002
Net cash flows from operating activities	1,453,795	1,301,452
Net cash flows from investing activities	(1,328,037)	(639,977)
Net cash flows from financing activities	591,660	(726,721)
Net increase (decrease) in cash and cash equivalents	717,418	(65,246)

The Group's net increase of cash and cash equivalents amounted to RMB717,418,000 for the year ended 31st December 2003.

1. Net cash flows from operating activities

The net cash flows from operating activities increased significantly as compared to the previous year due to the increase of toll income from all expressways and bridges. Such income was mainly in the form of cash.

2. Net cash flows from investing activities

During the reporting period, cash inflow mainly came from cash income from investment return.

3. Net cash flows from financing activities

Cash inflows from financing activities comprised mainly commercial loans in the amount of RMB1,500,000,000. Cash outflows from financing activities comprised mainly repayment of commercial loans and dividend payments.

Group's capital structure

According to the PRC Accounting Standards, the capital structure of the Group as at 31st December 2003 and the figures for 2002 for comparison are as follows:

	As at 31st December, 2003		As at 31st December, 2002	
Item	(RMB'000)	%	(RMB'000)	%
Current liabilities	1,715,106	10.25%	355,687	2.36%
Long-term liabilities	54,677	0.33%	61,494	0.41%
Shareholders equity	14,562,325	87.03%	14,268,109	94.6%
Minority Interests	400,250	2.39%	396,503	2.63%
Liabilities at fixed interest rates	1,461,490	8.74%	188,316	1.25%
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	308,293	1.84%	228,865	1.52%
Total	16,732,358	100.00%	15,081,793	100.00%
Gearing ratio	—	10.58%	—	2.77%

As at 31st December 2003, the Group's shareholders' equity amounted to RMB14,562,325,000, representing an increase of RMB294,216,000 over that of 31st December 2002, and the total liabilities amounted to RMB1,769,783,000, representing an increase of RMB1,352,602,000 over that of 31st December 2002. Although the gearing ratio increased slightly, the Group's financial situation in general was sound.

According to the HKGAAP, the capital structure of the Group as at 31st December 2003 and the figures for 2002 for comparison are as follows:

Item	As at 31st December, 2003 (RMB'000)	%	As at 31st December, 2002 (RMB'000)	%
Current liabilities	1,715,104	11.23%	354,622	2.62%
Long-term liabilities	54,677	0.36%	61,494	0.45%
Deferred taxation	29,507	0.19%	25,228	0.19%
Shareholders' equity	13,079,127	85.60%	12,728,261	93.82%
Minority Interests	400,250	2.62%	396,503	2.92%
Liabilities at fixed interest rates	1,461,490	9.57%	188,316	1.39%
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	308,291	2.02%	227,800	1.68%
Total	15,278,665	100.00%	13,566,108	100.00%
Gearing ratio	—	11.58%	—	3.07%

As at 31st December 2003, the Group's shareholders' equity amounted to RMB13,079,127,000, representing an increase of RMB350,866,000 over that of 31st December 2002, and the total liabilities amounted to RMB1,769,781,000, representing an increase of RMB1,353,665,000 over that of 31st December 2002. Although the gearing ratio increased slightly, the Group's financial situation in general was sound.

Capital Expenditure

For the year ended 31st December 2003, the Company's has implemented capital expenditure of approximately RMB1,374,897,000, with details as follows:

Capital Expenditure Item	RMB'000
Purchasing of fixed assets	1,266,547
Investing in subsidiaries and associates	108,350
Total	1,374,897

Source of funds: The expenditures on acquisition of fixed assets during the year were mainly the expenditures made for the preparation work on the expansion of Shanghai-Nanjing Expressway, which was mainly financed by the loans from commercial banks and the Company's internal resources.

Risk on foreign currency loan

The Group has no material foreign exchange risks. The Group obtained a loan from the Spanish Government in 1998 in an amount equivalent to approximately US$9,800,000. As at 31st December 2003, the balance of the loan was RMB61,490,000.

(V) Problems Appearing in the Operations and their Solutions

The rapid growth in the traffic volume brought about by the sustained rapid economic development caused increasing pressure on the traffic flow to the roads, and recently, the average daily traffic volume at the east-of-Wuxi section of Shanghai-Nanjing Expressway has exceeded 50,000 vehicles. The traffic fluidity and level of service are declining, and the operations and management of the Company are faced with a serious challenge.

The Company aims at long-term development, and the eight-lane expansion project of Shanghai-Nanjing Expressway raised by the Company has been approved by the State. Construction works will be in full swing in 2004, to be completed by 2006. Upon completion of the road expansion, traffic fluidity will be greatly enhanced, and will satisfy the needs of economic growth and the Group's sustainable development.

(VI) Business Development Plans and Outlook

Looking ahead, sustained economic growth for Jiangsu Province and the PRC is expected to continue in 2004, and the integration progress of the Yangtze River Delta region will be accelerated. The economic development in the two provinces of Jiangsu and Zhejiang and the city of Shanghai will have a strong follow-through, and the regional economic environment will continue to flourish.

Highway construction in Jiangsu has realized a comprehensive leap-forward development, and has indicated an unprecedented strong development position. In 2004, total newly added expressway mileage will be approximately 400 km, and its resultant network effect will bring benefits to the majority of the road and bridge properties of the Group in future.

During the initial stage of the operation of the toll-by-weight tariff system first adopted in Jiangsu Province, the system has already demonstrated its full scientific effect and feasibility. The fact that overloaded vehicles were restrained has good effect on enhancing traffic fluidity and reducing maintenance costs, thereby increasing toll revenues. At the same time, the approximately 12.5% increase of the toll rate in fact even assures the Company's growth in revenue.

Whether analyzing the macro or micro factors, we observe that the overall operating environment provides very favourable conditions for the future development of the Group. However, following the full commencement of the Shanghai-Nanjing Expressway expansion project and with progression of its works, normal traffic on the road will be affected for a certain period, which will call for efforts to organize partial traffic diversions. The Company's operation, management, service and social image will be faced with significant testing and challenges.

Faced with various pressures, the management is studying coping strategies with a positive attitude, and is strengthening its daily operations and management in a pragmatic manner. Focusing on the objectives of achieving steady growth in revenues and operating results, we aim to carry out good work designs, traffic arrangements and safety management, so as to attain effective traffic diversion and personnel deployment, strengthen inspection and maintenance of the existing road surface and bridges during the expansion period, and ensure traffic safety during the works.

In 2004, the Shanghai-Nanjing Expressway expansion project will be in full swing, and the soft foundation treatment, soil excavation, bridge culvert, base structures and minor structures will be completed. Road surface works will commence in the second half year, while at the same time making modifications and expansions work to inter-connections, cross-over bridges and service areas.

The Company will continue to make improvements to the weak areas of frontline management, and put in place regularized, scientific and effective management in accordance with international standard systems, thereby enhancing the overall standards of our management. We will also strengthen our financial management, and in accordance with the financial needs, lay down workable financial policies and fund raising plans, fully capitalizing on our financial resources and strictly controlling various operating expenses.



The Company shall uphold the service concept of "Customer is Our Priority", making efforts for regularized actions and standardized services, so as to compensate the insufficiencies in the road hardware during the expansion period with better service and safeguard the good social image of the Company.



The new management of the Company will aim high with full passion, and capitalizing on the opportunity of the Shanghai-Nanjing Expressway eight-lane expansion project to realize the "Second Venture", fully enhancing the core competitiveness of the Group to create better results and achieve sustainable development.

Xie Jia Quan
General Manager

Nanjing, the PRC
1st April 2004

corporate governance

Good corporate governance affirms investor confidence and is the basis of healthy development of an enterprise. The Company has consistently complied with the Listing Rules for the stock exchanges in Hong Kong and Shanghai and performed its obligations as prescribed in the Standard on the Governance of Listed Companies and Practice Code of Corporate Governance, as well as directed daily activities strictly in accordance with the prescribed rules of decision making. The Company also reviews its operation and management regularly and worked towards the enhancement of corporate governance, in order to build a trustworthy and committed image in the market, thus maintaining its competitive edge.

(1) Shareholders and the General Meeting

The Company treats all shareholders equally and ensures that all shareholders have the right to be informed and to make decisions on material matters relating to the Company. Any insiders of the Company are prohibited from any insider dealings or any act that may damage the interests of shareholders of the Company.

The General Meeting is the highest organ of authority. The Company has strictly complied with the Rules of Proceedings of Shareholders' General Meetings, and has ensured that the holding of general meetings and its decision-making procedures are legal and valid and the shareholders' rights are legally exercised.

The Company's businesses, assets, staff, organization and finance are separated from those of the controlling shareholder, allowing it to have complete and autonomous ability over its businesses and operation. The controlling shareholder exercises its right as a capital contributor strictly in accordance with the laws. There has been no circumstance that the controlling shareholder makes use of its special position to pursue benefits that are beyond what its legal right is entitled to.

The Company has amended the relevant provisions of the Articles of Association in accordance with rules and regulations. The Company has introduced a "cumulative voting system" to improve the election system of directors. It has also increased the ratio of staff representatives in the Supervisory Committee and has laid down the requirements relating to provision of guarantees to external parties by the Company.

(2) Directors and the Board of Directors

The Board of Directors of the Company comprises 11 directors, of whom one is an executive director, six are non-executive directors and four are independent non-executive directors. Independent non-executive directors account for over one-third of the members of the Board of Directors. Members of the Board of Directors are not related to each other and its composition offers diversification in terms of experiences and expertise.



The posts of Chairman and General Manager of the Company are performed by different persons. They are respectively responsible for Board matters and day-to-day operation management, which will ensure check-and-balance between decision-making and implementation by the Board of Directors and the management respectively.

The Board of Directors represents the interests of all the shareholders and is always accountable to the General Meeting. The Board of Directors is authorized to make decisions on the Company's development strategies, planning management and financial management activities strictly in accordance with the procedures prescribed in the Rules of Proceedings for Board of Directors Meetings. It is also responsible for supervising and reviewing the development and operation activities of the Company.

The four Independent Directors have been able to perform their obligations of acting faithfully and diligently in compliance with the relevant laws, regulations and the Detailed Rules for the Operation of Independent Directors. The Independent Directors have participated in the meetings of the Board of Directors, as well as its various specialized committees, and have given their opinions on the decision-making on significant matters by making use of their professional knowledge and experience. They have conscientiously examined the connected transactions and capital dealings with connected parties to ensure fairness and impartiality, expressing their independent opinions and performing their duties independently. They have ensured not to be affected by substantial shareholders, the effective controlling parties of the Company or any other units or individuals that have interests in the Company. The Independent Directors have made active contributions to protecting the interests of the Company as a whole and the legal rights of all of our shareholders, as well as promoting the healthy development of the Company.

(3) Specialized Committees of the Board of Directors

There are the Strategic Committee, the Audit Committee and the Nomination, Remuneration and Appraisal Committee under the Board of Directors. Each committee has adopted its own code of practice to provide guidance on its decision-making procedures and performance of duties.

The Strategic Committee

The Strategic Committee comprises five directors, one of whom is an independent director. Mr. Sheng Chang Quan is the chairman of the committee.

The Strategic Committee is responsible for reviewing and providing recommendations in respect of long term development strategic planning, material investment financing proposals, material capital applications, assets operation projects and material matters relating to the development of the Company.

The Audit Committee

The Audit Committee comprises three directors, two of whom are independent directors. One independent director with professional qualification and professional experience in financial management was appointed to the committee. Mr. Yang Xiong Sheng is the chairman of the committee.

The Audit Committee is principally responsible for supervising the internal audit system of the Company and its implementation; auditing the financial information of the Company and its disclosure; supervising the internal control system of the Company and auditing material connected transactions, as well as communicating, supervising and reviewing the internal and external audits of the Company.

The Nomination, Remuneration and Appraisal Committee

The Nomination, Remuneration and Appraisal Committee comprises five directors, three of whom are independent directors. Mr. Hong Yin Xing is the chairman of the committee.

The Nomination, Remuneration and Appraisal Committee is principally responsible for nomination, selection criteria and selection procedures of directors and management members of the Company and advising on such matters; formulating appraisal standards and conducting appraisals with the directors and management members of the Company; formulating and reviewing the emolument policies and proposals for directors and management members of the Company.

(4) Supervisors and the Supervisory Committee

The Supervisory Committee comprises five supervisors, three of whom are representatives of shareholders and the other two are staff representatives of the Company.

The Supervisory Committee is accountable to all shareholders. Financial monitoring is the core responsibility of its specific duties. Besides, it is also responsible for supervising the due performance of directors, managers and other senior management, securing the assets of the Company, reducing financial and operating risks, as well as protecting the legal rights of the Company and its shareholders.

(5) Dealings of securities by the directors, supervisors and senior management

During the period under review, there is no record showing that any directors, supervisors and senior management of the Company and any of their associates hold any interest in the registered capital of the Company and its associated companies.

During the year, none of the directors, supervisors, senior management and any of their respective associates (including their spouses and children under 18) were granted any interests under any arrangement to subscribe for the equity or debenture of the Company or its associated companies.

(6) Investor relations

In order to ensure that all shareholders be informed in an equal and comprehensive manner, and to perform the obligation of disclosing information faithfully, the Company truly, accurately and completely disclosed such information that may materially affect the decision-making of the public investors strictly in accordance with the contents and formats as required under the laws and regulations for disclosing such information.

Investor relations is a way for a listed company to actively maximize its value. Therefore, the Company emphasizes mutual and interactive communication with investors. The Company actively keeps contact with investors mainly through different ways such as establishing the Company website, conducting results announcement roadshows, participating in investors promotion activities, holding analysts conferences and communicating with investors individually, with an aim to improve communication with investors, increase their recognition and enhance the image of the Company in the market.

In addition, by making use of media reports, sending information to shareholders, inviting investors and analysts to visit our highways and service areas, convening teleconferences and providing phone answering services to investors, the Company has adequately disclosed its information which has in turn increased its transparency.

(7) Capital dealings with related parties and external guarantees

During the period under review, the Company carefully reviewed its capital dealings with related parties and external guarantees in accordance with "Notice of certain issues relating to the standards of capital dealings with related parties by listed companies and provisions of external guarantees by listed companies (關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知)" issued by the CRSC. According to our review, none of the controlling shareholder(s) and other related parties have appropriated the Company's capital, and no guarantee has been provided by the Company to the controlling shareholder or other related parties.

The independent directors and local auditors of the Company have provided their independent opinion and professional explanatory statement respectively:

Dear Sirs,

RE: The Independent opinion given by the independent directors in respect of capital appropriations by the controlling shareholder and the related parties of Jiangsu Expressway Company Limited

Pursuant to the "Notice concerning the regulation on the flow of funds between listed companies and their related parties and the provision of guarantees by listed companies to external parties" issued by the China Securities Regulatory Commission and State-owned Assets Supervision and Administration Commission under the State Council, the Company has prepared an investigation statement of the capital appropriations by its related parties as at 31st December 2003 (hereinafter referred to as the "Investigation Statement") attached to this letter.

The independent directors confirm after review that the information set out in the Investigation Statement was consistent with the relevant content in the audited financial report for year 2003 issued by Deloitte Touche Tohmatsu CPA Ltd. Apart from that, the controlling shareholder and the other related parties did not appropriate funds of the Company. The Company did not provide any guarantee to its controlling shareholder and other related parties.

Chang Yung Tsung, Fang Keng, Hong Yin Xing and Yang Xiong Sheng

Independent Directors

1st April 2004

Ref: De Shi Bao [Shen] Zhi (04) No.0015

Dear Sirs,

Re: Specific statement in in respect of capital appropriations by the controlling shareholder and the related parties of Jiangsu Expressway Company Limited

We have been appointed to audit the balance sheet as at 31st December 2003, the profit and profit appropriation statement and the cash flow statement for the year 2003 of Jiangsu Expressway Company Limited (the "Company") in accordance with the Independent Auditing Standards of the Certified Public Accountants of the PRC, and issued an unqualified audit opinion (De Shi Bao [Shen] Zhi (04) No.P0424) on 1st April 2004.

Pursuant to the "Notice concerning the regulation on the flow of funds between listed companies and their related parties and the provision of guarantees by listed companies to external parties" issued by the China Securities Regulatory Commission (the "CSRC") and State-owned Assets Supervision and Administration Commission under the State Council, the Company has prepared an investigation statement of the capital appropriations of the Company as at 31st December 2003 (hereinafter referred to as the "Investigation Statement") attached to this letter.

The Company accepts the responsibility as to warrant the truthfulness, lawfulness and completeness of the Investigation Statement prepared and disclosed. We have compared the information set out in the Investigation Statement to the accounting information presented to us during audit and the relevant information of the audited financial statements of the Company for the year 2003. There exists no material inconsistency between the above-said sets of information. Apart from the audit procedures on the related party transactions conducted by the Company as set out in the financial statements in 2003, we have not carried out additional audit procedure on information set out in the Investigation Statement.

This letter is solely for the purpose of reporting the capital appropriations by the controlling shareholder and the related parties to the CSRC. It shall not be used for other purposes without prior written consent from us.

Deloitte Touche Tohmatsu CPA Ltd.
1st April 2004

Annex 1

Unit: RMB'000

Capital appropriation	Name of the related party	Relation	Amount	Accounting Item	Balance as at year end	Remark
Investment entrusted to the related party	Jiangsu Zulin Co., Ltd.	an associated company	19,000	Long-term debt investment	19,000	1

1. Jiangsu Guangjing Xicheng Expressway Co., Ltd., a subsidiary of the Company, entrusted Jiangsu Zulin Co., Ltd. as its agent to arrange for financial leasing on transport electrical engineering equipment leasing, to Jiangsu Ningjingyan Expressway Company Limited (the lessee).

(8) Code of Best Practice

The Board of Directors considers that the Company has been in compliance with the Code of Best Practice set out in Appendix 14 to the Listing Rules of Hong Kong during the reporting period. The directors are not aware of any circumstance that reasonably indicates that the Company is in breach of, or has not complied with, the Code.

(9) Independent Non-Executive Director

The Board of Directors of the Company comprised 11 directors, four of whem were independent non-executive directors and accounted for one third of the Board of Directors. An independent director with professional qualification and experience in professional finance management was also appointed.

(10) Model Code for Securities Transactions by Directors of Listed Companies

Pursuant to the listing rules of Shanghai Stock Exchange, during their terms of office, the directors, supervisors and their respective associates may not dispose their holding of securities in the Company. Therefore, it did not exist the position of dealing in the shares for profit. The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Listing Rules for the Hong Kong Stock Exchange.

(11) Public Float

So far as the Company's directors are aware, as at 31st March 2004, the last practicable date for the purpose of ascertaining information in respect of the Company's Annual Report, the Company maintained sufficient public float of its shares.

changes in share capital and shareholders

(1) Changes in Share Capital (in Share)

SHARE CAPITAL STRUCTURE	BEFORE CHANGE	PLACEMENT	BONUS SHARE	SHARES TRANSFERRED FROM RESERVE FUND	INCREASE	OTHERS	AFTER CHANGE
1) Share not in circulation							
1. Promoter's shares	3,381,214,600						3,381,214,600
Including:							
State-owned shares	2,781,743,600						2,781,743,600
Domestic Legal person shares	599,471,000						599,471,000
Foreign legal person shares							
Others							
2. Legal person shares	284,532,900						284,532,900
3. Internal staff shares							
4. Preference shares							
Sub-total of shares not in circulation	3,665,747,500						3,665,747,500
2) Shares in circulation							
1. RMB ordinary shares	150,000,000						150,000,000
2. Domestic listed foreign shares							
Overseas listed foreign shares	1,222,000,000						1,222,000,000
Others							
Sub-total of shares in circulation	1,372,000,000						1,372,000,000
3) Shares in total	5,037,747,500						5,037,747,500

Note: During the reporting period, there has been no change in the total number of shares or in the shareholding structure of the Company.

(2) **Share Issue and Listing**

1. The Company issued 150,000,000 domestic public shares (A shares) to domestic investors at the issue price of RMB4.20 per share.The issue of shares was successfully launched from 22nd December to 23rd December 2000 by means of online pricing issue and placing to investors from the secondary market. The shares were listed on the Shanghai Stock Exchange on 16th January 2001.

2. The Company's Sponsored Level I American Depositary Receipt Programme was effective on 23rd December 2002 and have been traded in the over-the-counter market in the United States.

(3) ***Profile of Shareholding of Major Shareholders***

1. Number of Shareholders at the End of the Reporting Period

As at 31st December 2003, there were a total of 15,524 shareholders whose names appeared on the share register of the Company, of which 14,433 were domestic shareholders and 1,091 were foreign shareholders.

2. Shareholding of Major Shareholders

(1) As at 31st December 2003, shareholdings of the top ten shareholders of the Company are as follows:

NO.	NAME OF SHAREHOLDERS	NUMBER OF SHARES HELD AT THE END OF THE PERIOD	CHANGES IN SHAREHOLDING DURING THE PERIOD(+-)	SHAREHOLDING PROPORTION IN THE TOTAL SHARE CAPITAL	CATEGORY OF THE SHARES HELD
1	Jiangsu Communications Holding Company Ltd.	2,781,743,600		55.22	Stated-owned Shares
2	Huajian Transportation Economic Development Centre	597,471,000		11.86	Stated-owned Legal Person Shares
3	The Capital Group Companies, Inc	93,820,000	-60,876,000	1.86	H Shares
4	China Ocean Shipping (Group) Limited	83,181,500		1.65	H Shares
5	Sumitomo Life Insurance Company	76,636,000	76,636,000	1.52	H Shares
6	Galaxy Securities Co., Ltd.	27,999,523	9,016,018	0.56	A Shares
7	Huaxia Securities Company	16,660,000		0.33	Social Legal Person Shares
8	Shenyin Wanguo Securities Co., Ltd.	14,450,000		0.29	Social Legal Person Shares
9	Winner Glory Development Ltd	12,000,000		0.24	H Shares
10	Jiangsu Xinsu Investment Management Co.	8,484,000		0.17	Social Legal Person Shares

Note: Connection between the top ten shareholders:

(a) The top ten shareholders of the Company are not connected to each other or acting in concert;

(b) During the reporting period, the Company has not been notified of any pledge or moratorium of the shares held by legal person shareholders holding more than 5 percent of the shares;

(c) During the reporting period, none of the connected parties, strategic investors or general legal persons has become one of the top ten shareholders of the Company as a result of the placing of new shares.

(2) As at 31st December 2003, people directly or indirectly having an interest in 5 percent or more of the share capital of the Company were as follows:

(a) Controlling shareholders — Jiangsu Communications Holding Co.,Ltd.

Jiangsu Communications Holding Co., Ltd. ("Communications Holding"), the Company's controlling shareholder, was established on 15th September 2000. Communications Holding held on behalf of the State 2,781,743,600 State-owned shares of the Company, representing approximately 55.22% of the total share capital of the Company.

Communications Holding was incorporated with the capital from the provincial government, which authorized it as an operating unit with investment nature and State-owned assets and an investment entity. Its legal representative is Mr.Shen Chang Quan. Its registered capital amounted to RMB4,600,000,000.To such extent as authorized by the provincial government, the Company is engaged in operation and management of State-owned assets; Investment, construction, operation and management of the infrastructure, the transport and other related sectors; industrial investment and domestic trading (except specific projects which are subject to the approval of the State).

Apart from the Company, Communications Holding does not hold more than 5% shares in other listed companies.

(b) Shareholders holding 5 percent or more domestic shares - Huajian Transportation Economic Development Centre ("Huajian Centre")

Huajian Centre held as beneficial owner 597,471,000 State-owned Legal Person Shares, representing approximately 11.86% of the total share capital of the Company.

Huajian Centre was incorporated on 18th December 1993 as a State-owned enterprise. Its legal representative is Fu Yu Ning. Its registered capital amounted to RMB500,000,000. Its core businesses are the comprehensive development and contractual construction of roads, docks, ports and channels; research and development of new technologies, new products and new materials related to transport infrastructure and the sale of the relevant products; provision of the financial consultancy service; manpower training, etc.

(c) Interest of the major shareholder in the Company's H Shares or underlying shares and short positions

Name of Shareholders	Capacity	Number of H Shares	Approximate % of Holding in H Shares
The Capital Group Companies, Inc. (note 1)	Interests in controlled corporation	93,820,000	7.68
Capital Research and Management Company (note 1)	Investment manager	88,250,000	7.22
China Ocean Shipping (Group) Company (note 2)	Interests in controlled corporation	83,181,500	6.81
COSCO Hong Kong (Group) Limited (note 2)	Interests in controlled corporation	83,181,500	6.81
Rise Hoppy Investment Ltd. (note 2)	Beneficial owner	83,181,500	6.81
Sumitomo Life Insurance Company	Interests in controlled corporation	76,636,000	6.27
Sumitomo Mitsui Asset Management Company, Limited (note 3)	Investment manager	76,636,000	6.27

Note 1: The Capital Group Companies Inc. was taken to have a duty of disclosure in the 88,250,000 H Shares held by its 100% subsidiary Capital Research and Management Company in the capacity as an investment manager (which in turn was taken to have a duty of disclosure) and the 5,570,000 H shares held by another wholly-owned subsidiary which also acted as investment manager.

Note 2: The three references to 83,181,500 H Shares relate to the same block of shares in the Company. China Ocean Shipping (Group) Company was the controlling shareholder of COSCO (Hong Kong) Group Limited, which was in turn the controlling shareholder of Rise Hoppy Investment Ltd.

Note 3: The two references to 76,636,000 H Shares relate to the same block of shares in the Company. Sumitomo Life Insurance Company was the controlling shareholder of Sumitomo Mitsui Asset Management Company, Limited.

Save as disclosed above, as at 31st December, 2003, there were no other entries recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance showing the interests or short positions of every person, other than a director, supervisor or chief executive of the Company, in the shares and underlying shares of the Company.

(3) As at 31st December 2003, shareholdings of the top ten shareholders of the Company in respect of shares in circulation are as follows:

Name of Shareholders	Number of shares held at the end of the period (shares)	Category of the Shares
The Capital Group Companies, Inc	93,820,000	H Shares
China Ocean Shipping (Group) Limited	83,181,500	H Shares
Sumitomo Life Insurance Company	76,636,000	H Shares
Galaxy securities Co., Ltd.	27,999,523	A Shares
Winner Glory Development Ltd	12,000,000	H Shares
上海市企業年金發展中心銀河平衡	4,921,554	A Shares
Agricultural Bank of China, Jiangsu Branch — Manpower Services Co.	4,010,099	A Shares
Wang Jianguo	3,340,598	A Shares
上海天好電子商務有限公司	3,266,370	A Shares
Song Zhenghai	3,113,739	A Shares

Notes: The Company is not aware if the top shareholders of the Company are connected to each other.

(4) Purchase, Sale and Redemption of Shares of the Company

For the year ended 31st December 2003, there was no purchase, sale or redemption by the Company or any of its subsidiaries of its listed securities.

(5) Pre-emption Rights

In accordance with the Company's Articles of Association and the laws of the People's Republic of China, no pre-emption rights were granted by the Company pursuant to which the Company would have been required to offer new shares to existing shareholders in proportion to their shareholdings.

human resources management

As of 31st December, 2003, the Company has employed 2,460 employees, 75 of whom are management staff of the Company, 101 of whom are engineering technical staff and 2,385 are production staff. There are 259 employees with professional qualifications, accounting for approximately 11% of the total number of employees, while approximately 23% of our employees possess diploma qualifications or above.

Total salaries paid to employees of the Company amounted to RMB93,500,000 for the year 2003 (2002: RMB85,000,000)

Human resources management has always been an important area in the Company's work toward building a modern enterprise system. The Company expects that through studying the strategies of human resources development, the human resources management system will be standardized and improved to a more systematic, rational and forward-looking system. Through studying the information management system on human resources development, we expect to upgrade the accuracy and timeliness of our database and raise work efficiency. Through effective deployment and utilization of human resources, we expect to maximize our staff's pro-activeness, initiatives and creativity, thereby helping the Company achieve its long-term development strategies and goals..

The Company has devoted more efforts in building our education and training system, so as to provide, in a specific manner, more training to our staff. The management had received comprehensive quality training so as to increase their strategizing and forward looking abilities. Training was provided to production staff with a focus on enhancing their technical skills in their own positions, so as to help raising the overall management level of the Company. During the year, the Company commenced to organize training programs in different formats and for different levels, for example, technical skills training to different positions, as well as training programs on international standardization system, project management and company competitiveness. Participation of our staff in training reached 100%.

In order to encourage our staff to actively participating in the process of building our corporate culture, the Company organized a discussion forum on "the Spirit of Jiangsu Expressway" for all staff of the Company, allowing them to contribute their innovative ideas on the design and positioning of the Company's corporate identity. This helped to build good interactive communication between the Company and our staff, and generated good effects on establishing positive corporate values and enhancing cohesiveness within the Company.

1. General Information

Names	Gender	Age	Position with the Company	Term of Office (Note 1)	Shareholding at the beginning of the year	Change of shareholding during the year	Shareholding at the end of the year (Note 2)
Sheng Chang Quan	M	56	Chairman	From May 2003 to 2006	0	0	0
Sun Hong Ning	M	43	Non-executive Director	From May 2003 to 2006	0	0	0
Chen Xian Hui	M	41	Non-executive Director	From May 2003 to 2006	0	0	0
Zhang Wen Sheng	M	57	Non-executive Director	From May 2003 to 2006	0	0	0
Fan Yu Shu	F	52	Non-executive Director	From May 2003 to 2006	0	0	0
Cui Xiao Long	M	43	Non-executive Director	From May 2003 to 2006	0	0	0
Wang Zheng Yi	M	46	Non-executive Director	From May 2003 to 2006	0	0	0
Chang Yung Tsung	F	72	Independent Non-executive Director	From May 2003 to 2006	0	0	0
Fang Keng	M	65	Independent Non-executive Director	From May 2003 to 2006	0	0	0
Hong Yin Xing	M	54	Independent Non-executive Director	From May 2003 to 2006	0	0	0
Yang Xiong Sheng	M	44	Independent Non-executive Director	From May 2003 to 2006	0	0	0
Zhou Jian Qiang	M	51	Chairman of the Supervisory Committee	From May 2003 to 2006	0	0	0
Zhang Cheng Yu	M	53	Supervisor	From May 2003 to 2006	0	0	0
Ma Ning	F	47	Supervisor	From May 2003 to 2006	0	0	0
Wu Yu Jun	M	41	Supervisor representing staff	From May 2003 to 2006	0	0	0
Xie Jia Quan	M	53	General Manager	From January 2004 to 2007	0	0	0
Li Da Peng	M	51	Deputy General Manager	From December 2003 to 2006	0	0	0
Wu Zan Ping	M	40	Deputy General Manager	From December 2003 to 2006	0	0	0
Qian Yong Xiang	M	40	Deputy General Manager	From January 2004 to 2007	0	0	0
Yao Yong Jia	M	40	Secretary to the Board of Directors	From December 2003 to 2006	0	0	0
Liu Wei	F	48	Manager of the Financial accounting Department	From December 2003 to 2006	0	0	0
Lam Che Wah	M	40	Company Secretary (Hong Kong)	From June 2003 to one year	0	0	0

Notes:

(1) The contracts of the Directors and Supervisors can be terminated by either the Company or the relevant Director or Supervisor by giving the other party not less than three months' prior written notice.

(2) Including their spouses or children under 18 years of age or their relatives or their controlled entities or trusts with more than 30% equity interests.

(3) On 15th May 2003, Mr Zhou Jian Qiang and Mr Wang Guo Gang resigned as Directors, and Mr Zhong Zhang Wan, Mr Jia Da Kang and Mr Xu Yang resigned as Supervisors of the Company.

(4) The Directors and the senior management of the Company are not relatives of each other or otherwise associated or related.

(5) No compensation has to be paid in respect any director whose contract of service has not yet expired but who will be re-elected in next shareholders meeting.

(6) No directors or supervisors of the Company had any direct or indirect material interests in any contracts of significance subsisting during or at the end of the financial year.

(7) For the year ended and as at 31st December 2003, none of the director, chief executives or supervisors of the Company had interests or short positions in the shares, underlying shares and debentures of the listed issuer or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance) as recorded in the register required to be kept under Section 352 of the Securities and Futures Ordinance; or as otherwise notified to the listed and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(8) Information of Directors, Supervisors and senior staff working in controlling shareholder companies:

Name	Employer	Title	Term of Office
Sheng Chang Quan	Jiangsu Communications Holding Company Ltd.	Chairman	From January 2001
Sun Hong Ning	Jiangsu Communications Holding Company Ltd.	Director, Deputy General Manager	From May 2003
Zhang Wen Sheng	Huajian Transportation Economic Development Centre	Duputy General Manager	From November 1998
Fan Yu Shu	Jiangsu Communications Holding Company Ltd.	Director of Financial Auditing Department	From December 2002
Cui Xiao Long	Jiangsu Communications Holding Company Ltd.	Director of Investment and Development Department	From February 2002
Wang Zheng Yi	Jiangsu Communications Development Group Company Limited	Chairman	From April 2002
Zhou Jian Qiang	Jiangsu Communications Holding Company Ltd.	Vice Chairman, General Manager	From January 2001
Zhang Cheng Yu	Jiangsu Communications Holding Company Ltd.	Director of Organisation and Human Resources Department	From January 2002
Ma Ning	Huajian Transportation Economic Development Centre	Assistant Manager of Administration and Human Resources	From September 1998

2. Emoluments for the Year

(1) The emoluments payment for directors, supervisors and other senior management are considered and approved by the Nomination, Remuneration and Appraisal Committee under the Board of Directors in accordance with their salary agreements entered into with the Company.

(2) The annual allowances paid for each of the two overseas independent directors and each of the two domestic independent directors by the Company are HK$100,000 and RMB$40,000 respectively. Apart from the above-mentioned allowances, independent directors did not receive any other remuneration from the Company.

(3) For the year, except for Mr. Chen Xiang Hui and Mr. Wu Yu Jun who received remuneration from the Company, all other directors and supervisors were remunerated by their organizations where they worked. Mr. Chen Xiang Hui received a total remuneration of RMB250,000 from the Company.

(4) The directors, supervisors and other senior management who are in office during the review period received annual emoluments in the total amount of RMB1,664,000. The three highest paid directors received emoluments of RMB450,000 in aggregate.

(5) The five highest paid senior management staff received emoluments in the total amount of RMB870,000, among which RMB231,000 comprised basic salaries. There were no housing allowances or other allowances.

(6) As to the range of annual emoluments of the directors, supervisors and other senior management, 2 persons received between RMB40,000 — 100,000, 9 persons between RMB100,000 — 200,000, and 1 person between RMB200,000 — 300,000.

3. **Changes in Directors, Supervisors and Senior Management during the Reporting Period**

At the sixteenth meeting of the third session of the Company's Board of Directors, Mr. Shen Chang Quan, Mr. Sun Hong Ning, Mr. Zhang Wen Sheng, Mr. Chen Xiang Hui, Ms Fan Yu Shu, Mr. Cui Xiao Long, Mr. Wang Zheng Yi, Ms Chang Yung Tsung, Mr. Fang Keng, Mr. Hong Yin Xing and Mr. Yang Xiong Sheng were nominated as members of the fourth session of the Board of Directors. At the eighth meeting of the third session of the Company's Supervisory Committee, Mr. Zhou Jian Qiang, Mr. Zhang Zheng Yu and Ms Ma Ning were nominated as members of the fourth session of the Company's Supervisory Committee. The nominations of these people were approved at the 2002 Annual General Meeting. Mr. Qian Yong Xiang and Mr. Wu Yu Jun were elected as Supervisors representing the staff to the fourth session of the Supervisory Committee.

Mr. Zhou Jian Qiang and Mr. Wang Guo Gang resigned as Directors, and Mr. Zhong Zhang Wan, Mr Jia Da Kang and Mr. Yu Yang resigned as Supervisors.

In January 2004, the Company's General Manager Mr. Chen Xiang Hui and Deputy General Manager Mr. Liu Bu Cun resigned from their positions with the Company due to job change. At the fourth meeting of the fourth session of the Board of Directors, Mr. Xie Jia Quan was appointed General Manager of the Company. Mr. Qian Yong Xiang resigned as Supervisor and took up the position of Deputy General Manager. Both appointments have a term of 3 years.

4. **Profiles of Directors, Supervisors and Senior Management**

(1) Director

Mr. Shen Chang Quan, born in 1948, economist, is the chairman of the Board of Directors of the Company. Mr. Shen had been the major and the party secretary of Wu County since 1981, and a deputy mayor of Suzhou City since 1992. He was in charge of urban and communication development of Suzhou City for a long time and is responsible for the development of the Suzhou City New Technology Development Zone from 1992 to 1997. He has extensive experience in engineering and management. He has been the chairman of the board of Communications Holding since January 2001.

Mr. Sun Hong Ning, born in 1961, tertiary educated and currently studying the EMBA course at China Europe International School. Mr. Sun had been deputy division head at Jiangsu State Secrecy Bureau since 1994. He was Secretary of General Office at Jiangsu Provincial Party Committee in 1995, Secretary of General Office of Jiangsu Provincial Government in 2001; and Director and Deputy General Manager of Communications Holding in 2003. Mr. Sun is also Vice Chairman of Jiangsu Sujiahang Expressway Co., Ltd., a director of Huatai Securities Co. Ltd. and a director of Jinling Hotel Co. Ltd. He has substantial experience in business and Management.

Mr. Zhang Wen Sheng, born in 1947,senior economist, is a director of the Company. Mr.Zhang started working at the Tianjin Port in 1968. In 1974, he joined the Ministry of Communications where he has been Secretary of General Office, Deputy Director of Production Regulatory Bureau, Deputy Director of Enterprise Administrative Bureau, Director of System Reformation Office, Director of System Regulatory Office and Assistant Supervisor, etc, underscoring his longstanding involvement in communication administration. In 1998, he became the Deputy General Manager Hua Jin Transportation Economic and Development Centre. Currently, he is also the Vice Chairman of Northeastern Expressway Co., Ltd. and Sichuan Expressway Co., Ltd. and Director of Anhui Expressway Co., Ltd. Mr. Zhang has extensive experience in the research of corporate laws and business management.

Mr. Chen Xiang Hui, born in 1963, university graduate, senior engineer. Mr. Chen has been a director and General Manager of the Company since December 2000. Mr. Chen has been involved in communication construction and management for a long time. Mr. Chen was the deputy director of Project Quality Supervisory Section of Jiangsu Communications Department, a director of Ninglian Ningtong Management Office, General manager of Jiangsu Nanjing-Shanghai Expressway Co. Ltd. and Chairman of Jiangsu Guangjing Xicheng Expressway Co. Ltd., with over 10 years of experience in communication construction and management. Mr. Chan is currently Deputy General Manager of Jiangsu Communications Holding Co. Ltd. as well as Vice Chairman of Yangtze Bridge Co. Ltd.

Ms. Fan Yu Shu, born in 1952, tertiary educated, accountant, is a director of the Company and director of the Finance Department of Communications Holdings. Ms.Fan was a manager of Transportation Business Department of Jiangsu Leasing Company and a vice manager of Jiangsu Communications Investment Corp. She has 20 years of experience in finance and accounting management.

Mr. Cui Xiao Long, born in 1961, university graduate, senior economist. Mr.Cui had been working in Jiangsu Communications Bureau since 1984. He was the section chief of Finance Division. Mr. Cui is the Director of the Investment and Development Department at Jiangsu Communications Holding Co. Ltd., director of Yangtze Bridge Co. Ltd and Jiangsu Provincial Leasing Company Limited; and the Deputy Secretary General of Communications Enterprise Association of Jiangsu Province. He has approximately of 20 years of experience in corporate management and finance management.

Mr. Wang Zheng Yi, born in 1958, university graduate, senior engineer, is a director of the Company and the chairman of Jiangsu Communications Construction Group. Mr. Wang was once a deputy head of the Communications Design and Planning Institute of Jiangsu Province and a deputy general manager and chief engineer of Jiangsu Province Communications Department's joint venture in Madagascar. He has around 20 years of experience in road designing, construction and management.

Ms. Chang Yung Tsung, Alice, born in 1932, is an independent non-executive director. She was a member of the Preparatory Committee for the Hong Kong Special Administrative Region and an advisor for the Hong Kong & Macau Affairs Office and the Xinhua News Agency (Hong Kong Branch).She is currently a Standing Committee member of the National Committee of the Chinese People's Political Consultative Conference, the Chairman of the Chinese General Chamber of Commerce, the special advisor of the Chinese Society of Macro Economics and the chairman of the Business Enterprise Management Centre of the Hong Kong Management Association. She is also the managing director of Taching Petroleum Co. Ltd., the China Senior Advisor for T lefonaktiebolaget LM Ericsson,and a director of Nanjing Ericsson Panda Communications Co., Ltd. and Beijing Ericsson Mobile Communications Co., Ltd. Ms. Chang has decades of experience in business development and investment. Ms. Chang has been awarded the Insignia of the Commander of the Royal Order of the Polar Star bestowed by His Swdish Majesty King Carl Gustav XVI of the Kingdom of Sweden and the Gold Bauhinia Star of the Hong Kong Special Administrative Region Government.

Mr. Fang Keng, born in 1939, originated from Shanghai, graduated from Massachusetts Institute of Technology with a Chemical Engineering Master's degree in 1960s,is an independent non-executive director of the Company and the chairman of Fang Brothers Knitting Ltd., a non-executive director of Hong Kong and Shanghai Banking Corporation Ltd., and a committee member of the National Committee of the Chinese People's Political Consultative Conference. He also undertakes many other key positions in major industrial or commercial associations and public service institutes, such as the chairman of Hong Kong Productivity Council, chairman of the Board of Governors of Prince Philip Dental Hospital, Hong Kong, Honorary Chairman of Hong Kong Wollen & Synthetic Knitting Manufacturers Association Limited and a member of the Textile Advisory Board.

Mr. Hong Yin Xing, born in 1950, an independent director of the Company, a supervisor for doctoral candidates and a renowned economist nation-wide. Mr. Hong was a teaching assistant at Nanjing Teachers' University in 1976, an instructor at Nanjing University in 1982 and has been a professor at Nanjing University since 1987. He is currently Deputy Chancellor of Nanjing University. Mr. Hong has devoted his career to economics research and is very knowledgeable in economics theories. He has received numerous national awards to honour his contributions as an expert.

Mr. Yang Xiong Sheng, born in 1960, an independent director of the Company and a supervisor for doctoral candidates. Mr. Yang became Research Office Director of Jiangsu Lianyungang Finance School in 1981 before joining the Lianyungang Audit Bureau in 1987. In 1994 he was posted to the Accounting Department of Nanjing University, where he has been Department Head since 1999, underpinning his profound expertise in the accounting profession.

(2) Supervisors

Mr. Zhou Jian Qiang, born in 1953, senior economist and senior engineer, graduated in 1985 with a master's degree, is a supervisor of the Company. Mr. Zhou has been a director of Jiangsu Provincial Planning Economy Committee since 1985, and a deputy general manager of Jiangsu ITIC in 1997; deputy director of Jiangsu Provincial Planning Economy Committee in 1999; and vice chairman and general manager of Communications Holding since January 2001. Mr. Zhou has been involved in investment management, finance and securities for a long time, and has extensive experience in operation and management.

Mr. Zhang Cheng Yu, born 1951, tertiary educated, senior economist and a supervisor of the Company. Mr. Zhang has been the Deputy General Manager, Deputy Secretary of Communist Party Commission, General Manager and Secretary of Communist Party Commission of Yangzhou Motoring Corporation. He became the Deputy Head of the Communist Bureau of Yangzhou City in 1996 and then joined Jiangsu Yangtze Bridge Co., Ltd. as Deputy General Manager in January 2001.In July 2001,he became General Manager of Jiangsu Ningjingyen Expressway and in January 2002, he became Personnel Director of Jiangsu Communications Holding Ltd. Mr. Zhang has extensive experience in financial management.

Ms. Ma Ning, born in 1956,tertiary educated, accountant, is a supervisor of the Company and the deputy manager of Administration and Human Resources Department of Huajian Center. Ms. Ma had been an accountant in the finance department of the Communications Department since 1975 and an accountant of China Association of Navigation since January 1990. She has been working for Huajian Center since June 1994 and is now a departmental deputy manager.

Mr. Wu Yu Jun, born in 1963, university graduate with two bachelor's degrees, senior engineer, Supervisor of the Company. Mr. Wu worked at the Suzhou Communications Engineering Management Department in 1991, then at the Suzhou Expressway Command Office in 1992 and became chief of the engineering department of the Command Office in 1993. Since 1997 Mr. Wu was deputy head of the Suzhou Management Office of the Company, and has been the Company's human resources manager since 2002. Mr. Wu has been engaged in transport management work for a long time and has substantial experience in operations management of expressway development.

(3) Other Senior Management

Mr. Xie Jia Quan, born in 1951, university graduate, senior engineer, General Manager of the Company. Mr. Xie was a technical staff at Jiangsu Communications Planning and Design Institute in 1978, and deputy head of the Planning Department of Jiangsu Communications Bureau in 1985. He was deputy head of the Engineering Department of Jiangsu Expressway Construction Command Office in 1992, head of its Planning Department, Deputy Chief Engineer and then the Commander. He has been the Deputy Commander of the Expansion Project Command Office of the Company since August 2003, and has assumed the position of General Manager of the Company since January 2004. Mr. Xie is a senior expert with substantial experience in expressway construction and management.

Mr. Li Da Peng, born in 1953, university graduate, senior economist, is a Deputy General Manager of the Company. Mr. Li joined the Company in January 1996.He was once deputy head of the Communications Design and Planning Institute of Jiangsu Province and the chairman of the board of directors and general manager of Jiangsu Bus and general manager of Xicheng Co. Mr. Li has over 20 years of experience in economic and transport management.

Mr. Wu Zan Ping, born in 1964, university graduate, senior engineer, the Deputy General Manager of the Company. Mr. Wu joined the Company in August 1992.He was a deputy director and director of the Jiangsu Expressways Command Office and a deputy director, manager and assistant to the general manager of the Engineering and Technology Department of the Company. He has been involved in the management of transportation projects for more than 10 years.

Mr. Qian Yong Xiang, born in 1964, with a master's degree in industries and an MBA, Deputy General Manager of the Company. He taught at Southeast University from 1987 to 1992. He joined the Company in 1992 and has been head of the Planning Section and deputy manager of the Investment and Securities Department. Mr. Qian has long been involved in strategies studies of the transport industry, the Company's investment analysis and management, project construction and operational management.

Mr. Yao Yong Jia, born in 1964, master, senior engineer, is the Secretary to the Board of Directors. Mr. Yao joined the Company in August 1992. He was a section chief of Communications Design and Planning Institute of Jiangsu Province and the Jiangsu Expressways Command Office and the Securities Department as well as the director of the secretariat of the Board of Directors of the Company. Mr. Yao has extensive experience, he has been engaging in project management, investment analysis, financing and securities.

Ms. Liu Wei, born in 1956, university graduate, senior accountant. Ms. Liu is the Manager of the Finance Accountant 's Department of the Company. Ms. Liu joined the Company in August 1992. She had been the deputy section chief of the Planning Division of the Communications Department of Jiangsu Province, the person-in-charge of the Finance Department of the Jiangsu Roads &Bridges Construction Co. and the section chief of the Finance Division of the Jiangsu Expressways Command Office. Ms. Liu is also the deputy division chief and the manager of the Finance Department of the Company. She has been working in the economic and financial management for 20 years and has extensive experience in the areas.

Mr. Lam Che Wah, Danny, born in 1964. Mr. Lam is the Secretary to the Board of Directors in Hong Kong. Mr. Lam is a member of the Institute of Chartered Secretaries and Administrators of United Kingdom and Hong Kong Institute of Company Secretaries. Mr. Lam is also the Secretary of the Company responsible for compliance with the relevant laws and regulations in Hong Kong. He is also the Company Secretary and the process agent of the Company in Hong Kong, and an employee of Richards Butler, the Hong Kong legal adviser of the Company.

(1) Profit Distribution Scheme

The Board of Directors has proposed a profit distribution scheme for 2003 as follows:

In accordance with the PRC accounting standards

Items	**RMB'000**
Gross profit	1,447,833
Less: Profit tax	(475,924)
Minority interests	(22,982)
Add: Unrealized loss on investments	1,604
Net profit	950,531
Add: Retained earnings at the beginning of the year	1,145,819
Profits available for distribution	2,096,350
Less: Appropriations of statutory surplus reserve funds	(109,289)
Appropriations of statutory public welfare funds	(54,645)
Profits available for distribution to shareholders	1,932,416
Less: Dividends distribution	(654,907)
Retained earnings	1,277,509
Earnings per share	0.19

In accordance with HKGAAP

Items	**RMB'000**
Profit before tax and minority interests	1,533,974
Taxation	(505,219)
Minority interests	(22,982)
Profit attributable to shareholders	1,005,773
Profit appropriations	
Statutory surplus reserve funds	(109,289)
Statutory public welfare funds	(54,645)
Discretionary welfare funds	—
Profit available for distribution to shareholders for the year	841,839
Retained earnings brought forward	1,357,612
Dividends for 2002	(654,907)
Retained earnings carried forward	1,544,544
Proposed dividends for 2003 (RMB per share)	0.145
Earnings per share (RMB)	0.20

Pursuant to relevant provisions of the Ministry of Finance and the Articles of Association of the Company, in the event that the profit of the Company calculated in accordance with the PRC accounting standards were different from that as calculated in accordance with HKGAAP, the lower will be adopted. As audited by Deloitte Touche Tohmatsu Certified Public Accountants Limited, the Company's net profit for 2003 as calculated in accordance with the PRC accounting standards is RMB950,530,727. After deducting the appropriations of 10% as statutory reserve funds and 5% as statutory public welfare funds and adding the retained earnings at the beginning of the year of RMB1,145,819,878 (with dividend of 2002 of RMB654,907,175 deducted), the total amount of profit available for distribution is RMB1,277,509,496. Based on the total share capital of the Company of 5,037,747,500 shares, the Board of Directors proposes to pay a final dividend of RMB1.45 (tax inclusive) for every ten shares to all shareholders.

The aforesaid profit distribution scheme proposed by the Board of Directors will be submitted to the 2003 Annual General Meeting for consideration and approval. The date and procedures for the payment of final dividends will be announced separately.

(2) *Day-to-day Operation of the Board of Directors*

1. The 16th session of the third Board of Directors meeting held on 20th March 2003

The following matters were reviewed and approved at the meeting: approval of the Directors' Report, audited accounts and auditors' report 2002; the payment of a cash dividend of RMB1.30 (tax inclusive) for every ten shares as final dividend for 2002; adoption of HKGAAP throughout the auditing for 2002; establishment of Sundian Engineering; transfer of operation of outdoor advertising panel along Shanghai-Nanjing Expressway (Jiangsu section) to Jiangsu-Ninghu Investment Development Co., Ltd.; intensive maintenance for Shanghai-Nanjing Expressway (eastern section) and the relocation of toll stations along Nanjing-Shanghai Class 2 Highway; payment of housing subsidies implementation plan charged against total amount of wages for 2003.

The proposed directors for the fourth Board of Directors together with their remunerations submitted by this Board to the Annual General Meeting for approval.

2. The 17th session of the third Board of Directors meeting held on 24th April 2003

The following matters were reviewed and approved at the meeting: 2003 First Quarterly Report of the Company.

3. The 1st session of the fourth Board of Directors meeting held on 15th May 2003

The following matters were reviewed and approved at the meeting: to elect Mr. Shen Chang Quan as the Chairman of the Company; to elect members and conveners for the Strategy Committee, the Audit Committee and the Nomination, Remuneration and Appraisal Committee.

4. The 2nd session of the fourth Board of Directors meeting held on 14th August 2003

The following matters were reviewed and approved at the meeting: 2003 Interim Report and its summary; to appoint Deloitte Touche Tohmatsu CPA Ltd. and Deloitte Touche Tohmatsu as domestic and international auditors of the Company and to determine their remunerations as RMB1,180,000/year; to review the amendments to the Articles of Association of the Company.

5. The 3rd session of the fourth Board of Directors meeting held on 24th October 2003

The following matters were reviewed and approved at the meeting: 2003 Third Quarterly Report; to renew appointment of Mr Chen Xiang Hui as General Manager of the Company; to review the amendments to the Articles of Association of the Company; to delete passengers and goods transportation from the scope of business as included in its business registration.

(3) Daily Operations of the Specialized Committees of the Board of Directors

1. The first meeting of the third Nomination, Remuneration and Appraisal Committee held on 19th March 2003

The proposed directors for the fourth Board of Directors together with their remunerations were nominated at the meeting and submitted to the Board for approval.

2. The first meeting of the third Audit Committee held on 17th March 2003

The 2002 Annual Report of the Company and the report supplied by external and internal audit parties were reviewed at the meeting.

3. The 2nd meeting of the third Audit Committee held on 24th April 2003

The 2003 First Quarterly Report was reviewed at the meeting.

4. The 3rd meeting of the third Audit Committee held on 11th August 2003

The 2003 Interim Report of the Company was reviewed at the meeting.

5. The 4th meeting of the third Audit Committee held on 23rd October 2003

The 2003 Third Quarterly Report of the Company was reviewed at the meeting.

6. The 1st meeting of third Strategy Committee held on 13th August 2003

The following matters were reviewed at the meeting: the expansion project for the Jiangsu Section of Shanghai-Nanjing Expressway, the acquisition for the toll operating rights of the Jiangsu Section of Nanjing-Shanghai Class 2 Highway, and the analysis reports on the financing for the two projects.

(4) Implementation of the Resolutions Approved at the General Meetings

During the period under review, the Board of Directors strictly implemented the resolutions approved at the General Meetings, faithfully performed their duties and completed the profit distribution for year 2002. The details were as follows:

According to the mandate granted to the Board of Directors of the Company at the General Meeting, a notice in relation to dividend distribution was published on 28th May 2003. The share register closure date for the domestic share was 3rd June 2003; the ex-dividend date was 4th June 2003. Dividend distribution for the H Shareholders was calculated in Renminbi and paid in Hong Kong dollars, on the basis of a cash dividend of HK$1.225 for every ten Shares. The share register closure date was 16th April 2003 and dividend was declared on 15th May 2003.

Payment of dividend for this time was 10th June 2003. Dividends for the holders of the A Shares in issue were distributed by China Securities Depository & Clearing Corporation Limited, Shanghai Branch in a unified manner. Dividends for H Shareholders were distributed by the Bank of China, Hong Kong on the Company's behalf. Dividends for Shareholders of State-owned Shares and legal person Shares were distributed by Hua Tai Securities Co., Ltd. on the Company's behalf.

(5) Other Matters

1. Principal Operations

The principal operations of the Company and the businesses of the Company's subsidiaries are set out in page 2 and page 24 of the Annual Report.

2. List of Directors and Supervisors in 2003

The list of Directors and Supervisors of the Company during 2003 are set out in page 44 of the Annual Report.

3. Donations

During 2003, the Group donated RMB1,517,000.

4. Major movement in property, plant and equipment

During 2003, major movements in property, plant and equipment were mainly expenditures for the preparation work on the expansion of Shanghai-Nanjing Expressway.

5. Agreement related to the Directors

During 2003, the Directors and Supervisors of the Company did not enter into any agreement with the subsidiaries, holding company or fellow subsidiaries, save as related to employment with the controlling shareholder referred to on page 43 of the Annual Report.

6. Taxation policies

The Company paid all of its enterprise profit tax in full according to the statutory 33% tax rate. For 2003, total amount of profit tax paid was RMB475,925,000.

7. Staff housing subsidies

Staff housing subsidies are provided by way of either a lump-sum payment or a monthly subsidy payment. Subsidies in the form of lump-sum payments were directly charged to the current operating expenses. Subsidies in the form of monthly payments were charged against the budget of the wages of the employees and would be managed in accordance with housing fund management principles.

Staff housing subsidies of RMB6,423,000 was paid by the Company in 2003.

8. Basic staff medical insurance

The Company's staff medical insurance scheme was fully implemented in December 2003 with reference to the Implementation Opinion on Staff Medical Insurance Scheme Reforms promulgated by the Jiangsu Provincial Government. The payment ratio is capped at 9% of the total amount of an employee's wages, and annual gross expenses are capped at RMB6,000,000. This expense was charged against operating expenses.

9. Basic staff pension scheme

The Company participates in the central retirement and pension fund scheme administered by the State. The Company is required to make an annual contribution equivalent to 21% of employees' wages and the proportion of individual employees' contribution was to be adjusted to 8%. The Company has paid in full its required contributions to pension fund in 2003. The total amount paid was RMB11,480,000, which was included in the operating expenses of the Company. The retirement fund administered by the State shall undertake the pension payment to the Company's retired employees.

10. Entrusted deposits

As at 31st December 2003, the Company had not placed any entrusted deposits with PRC financial institutions. There had been no time deposits that were not repaid on maturity.

By Order of the Board



Shen Chang Quan
Chairman

Nanjing, PRC
1st April 2004

report of the supervisory committee

(1) Supervisory Committee Meetings during the Period under Review

1. The 8th session of the third Supervisory Committee meeting held on 19th March 2003

The following matters were reviewed and approved at the meeting: the Company 2002 Annual Report and Report of the Supervisory Committee; the nomination of Mr. Zhou Jian Qiang, Mr. Zhang Cheng Yu and Ms Ma Ning to the fourth Supervisory Committee.

2. The 9th session of the third Supervisory Committee meeting held on 24th April 2003

The 2003 First Quarterly Report of the Company was reviewed and approved at the meeting.

3. The 1st session of the fourth Supervisory Committee meeting held on 15th May 2003

The following resolution was considered and passed: Mr. Zhou Jian Qiang was elected as the chairman of the fourth Supervisory Committee.

4. The 2nd session of the fourth Supervisory Committee meeting held on 14th August 2003

The 2003 Interim Report and its Summary of the Company for 2003 was considered and approved at the meeting.

5. The 3rd session of the fourth Supervisory Committee meeting held on 24th October 2003

The 2003 Third Quarterly Report of the Company was considered and approved at the meeting.

(2) Independent Opinions of the Supervisory Committee

Dear Shareholders,

Strictly following to the Company Law of the People's Republic of China, the Articles of Association and Rules of Proceedings for Supervisory Committee Meetings, the Supervisory Committee of the Company has faithfully discharged its duties during year 2003 for the purpose of safeguarding the lawful interests of the Company and its shareholders, within the framework as laid down by the Governance Standards and the Listing Rules. We exercised to the fullest and widest extent effective supervision on the management behavior of the Company's directors, management and senior management as well as the decision-making process of the Company. We put forward our independent opinions on the following matters:

1. Compliance of the Company's operation

We consider that the Company's directors and senior management have complied with the requirements as stipulated in the relevant laws and regulations, the Company's Articles of Association, the Governance Standards and the Listing Rules in their daily management practices, have conscientiously discharged their duties, and have, bearing in mind the best interests of the Company, worked in good team spirit and in an active, cautious and diligent manner. We also consider the Company's decision-making process as lawful and valid.

During the year, the Company did not face or initiate any material proceedings. All directors and senior management have operated in strict compliance with the Listing Rules governing listed companies and their management practices, and have been in line with national laws and regulations, the Articles of Association of the Company and the interests of its shareholders.

2. Financial conditions of the Company

We have reviewed the Report of the Board of Directors and the Report of General Manager, as well as the 2003 financial statements and the dividend distribution scheme submitted to the general meeting for approval. We are of the view that the financial income and expenditure position and the operating results of the Company are fairly and correctly reflected. Dividend payment was further enhanced for year 2003 when compared to the previous year which has provided satisfactory returns to the shareholders.

3. The Company's investments

During the period under review, the Board of Directors studied the investment plans on the 8-way widening project of Shanghai-Nanjing Expressway, as well as the acquisition of the new operating right of the widened Nanjing-Shanghai Class 2 Highway. We are of the view that such investment plans are in line with the economic growth and continuous development needs in the future, which are in the interest of the Company and the long-term interest of the shareholders as a whole. We shall exercise effective governance an the fund raising, fund application and other developments of the widening project and the acquisition in order to safeguard the interest of the shareholders.

4. Connected transactions of the Company

We consider that all contracts, agreements and other documents relating to connected transactions during the year are fair and reasonable, as well as in compliance with the requirements of laws without prejudicing interests of the Company or its shareholders. The connected transactions have been entered into in strict compliance with the principles of "fairness, justice and openness", and the interests of the Company and its shareholders have been fully safeguarded, so much so that none of the interests of the Company nor its shareholders are prejudiced.

During the period under review, re-election of the Supervisory Committee was conducted. Newly elected Supervisory Committee members shall uphold the serious and diligent working tradition and faithfully perform the duties of the Supervisory Committee, so as to safeguard the lawful interest of the shareholders.

By Order of the Supervisory Committee

Zhou Jian Qiang
Chairman of the Supervisory Committee

Nanjing, the PRC
1st April 2004

(1) **Material Litigation or Arbitration**

During the year, the Company was not involved in any material litigation or arbitration.

(2) **Material Connected Transactions**

1. **Principal related parties (as defined in the Listing Rules of the Shanghai Stock Exchange) of the Company:**

Name	Relationship with the Company
Communications Holding	Ultimate controlling shareholder of the Company
Guangjing Xicheng	Subsidiary of the Company
Investment Co.	Subsidiary of the Company
Jiangsu Sundian	Subsidiary of the Company
Shuangshilou	Subsidiary of the Company
Jiangyin Yangtze Bridge	Associate of the Company
Kuailu Transportation	Associate of the Company
Sujiahang	Associate of the Company
HEAD Technology	Associate of the Company
Jiangsu Zulin	Associate of the Group

2. **Connected Transactions**

The Company and its subsidiaries entered into the following material transactions with connected parties during the period under review:

(1) The Company and Guangjing Xicheng entered into an agreement on 20 March 2003 to jointly establish Jiangsu Sundian in which the Company has 70% equity interest. The Company and Guangjing Xicheng invested RMB24,500,000 and RMB10,500,000 as registered capital of Jiangsu Sundian respectively. As Guangjing Xicheng is owned as to 85% by the Company and 15% by the Company's 11.86% substantial shareholder Huajian Transportation Economic Development Centre, the transaction is a connected transaction under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

Details were announced in the designated newspapers on 21st March 2003.

(2) The Company entered into an agreement with Investment Co. on 20 March 2003 pursuant to which the Company transferred its interests in the advertising billboards and their pertinent rights to Jiangsu Ninghu Investment at a consideration of RMB27,290,000. As Investment Co. is a 95% subsidiary of the Company, the transaction is a connected transaction under the Hong Kong Listing Rules.

Details were announced in the designated newspapers on 21st March 2003.

(3) The Company and its 85% subsidiary, Guangjing Xicheng, entered into maintenance contracts on 30 June 2003 with Jiangsu Sundian in respect of Shanghai-Nanjing Expressway, Guangjing Expressway and Xicheng Expressway. As Guangjing Xicheng is a 85% subsidiary of the Company and a 30% substantial shareholder of Jiangsu Sundian (a 70% subsidiary of the Company), the transactions were connected transactions under the Hong Kong Listing Rules. For the year ended 31 December 2003, the aggregate maintenance fee payable by the Company and Guangjing Xicheng amounted to RMB87,550,530 and RMB15,860,452 respectively, of which RMB6,566,630 and RMB1,123,000 will be payable before the expiry of the relevant one-year quality warranty periods, which would be prior to 31 December 2004.

Details were announced in the designated newspapers on 1 July 2003 in the PRC and on 2 July 2003 in Hong Kong.

The Company has complied with the disclosure requirements under the Hong Kong Listing Rules. The above transactions were not subject to disclosure requirements under the Listing Rules of the Shanghai Stock Exchange.

(4) Guangjing Xicheng, the Company's 85% subsidiary, entered into an agreement with Jiangsu Zulin in respect of the appointment of Jiangsu Zulin as agent to arrange for the leasing of transport electrical engineering equipment to Jiangsu Ningjingyan Expressway Company Limited with a total consideration amounting to RMB19,000,000.

3. Opinions of Independent Director

The Board of Directors of the Company has carried out lawful and valid resolutions on the above-mentioned connected transactions. *The independent directors have carried out conscientious reviews of the matters concerned and confirmed:*

a. the transactions were entered into by the relevant companies in the ordinary and usual course of its business;

b. the transactions were conducted on normal commercial terms (i.e. terms of contract of similar transactions in the PRC) (or on terms no less favourable than terms available from independent third parties) or on terms that are fair and reasonable so far as the shareholders are concerned;

c. entered into in accordance with the terms of the relevant contracts;

d. for the year ended 31st December 2003, the aggregate maintenance fees under the maintenance contracts referred to in paragraph 2(3) above, did not exceed the lower of:-

(i) RMB100,000,000 for the Company's maintenance contract and RMB20,000,000 for Guangjing Xicheng's maintenance contract;

(ii) the higher of.

(1) HK$10,000,000; or

(2) 3% of the book value of the consolidated net tangible assets of the Company as disclosed in the latest published consolidated accounts, adjusted to take into account of subsequent transactions in the manner as described in rule 14.04(6) of the Hong Kong Listing Rules.

(3) Significant Contract and their Implementations

1. Material trusts, subcontracting or leasing

During the reporting period, the Company had no material trusts, subcontracting or leasing arrangement.

2. Material guarantees

During the reporting period, the Company had not provided any guarantee to any shareholder or connected party or any other companies.

3. Entrusted deposits

During the reporting period, the Company had not placed any entrusted deposits with PRC financial institutions. There had been no time deposits that were not repaid on maturity.

4. Entrusted financial management

The principal amount of the sum of RMB100 million that the Company placed for entrusted investment management for Suzhou Investment Company in 2002 was fully recovered in the period under review together with an investment gain of RMB9 million generated from the entrusted investment. The Company had not entered into any other entrusted investment management agreement.

Guangjing Xicheng, the 85% owned subsidiary of the Company, (as principal) entered into an engagement contract with Jiangsu Zulin the 33.33% owned associate of the Company, on 12th March 2003 and provided financial leasing to Jiangsu Ningjingyan Expressway Company Limited for an amount of RMB19,000,000.

5. Other material contracts

During the reporting period, material contracts being performed by the Company include the following

The Company entered into the Contract on Management of Operation and Maintenance of Nanjing Section of Nanjing-Lianyungang Expressway (which is currently being performed) with the Nanjing-Lianyungang Expressway Management Office on 8th April 1999, pursuant to which the Management Office was entrusted by the Company for the management of operation and maintenance of the Nanjing Section of Nanjing-Lianyungang Expressway, for a fee equivalent to 17%of the aggregate toll revenues of the section each year.

(4) Undertakings

1. The Board of Directors of the Company has undertaken, in respect of the profit distribution proposal for 2003,one cash dividend distribution of no less than 50%of the net profit of the year. The profit distribution proposal for 2002 was in full compliance with the above resolution of the Board of Directors. Details of the distribution plan are set out in the section headed "Profit Distribution Scheme" in the Report of the Directors.

2. During the period, there were no disclosures regarding any undertakings made by shareholders holding 5%or more of the shares capital of the Company in press or on websites designated.

(5) Appointment of Auditors

During the reporting period, the Company's contract with PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. had expired and was terminated.

Through a selection process, Deloitte Touche Tohmatsu Certified Public Accountants Co., Ltd. and Deloitte Touche Tohmatsu were appointed as the international and domestic auditors of the Company, respectively, and their annual remuneration was determined at RMB1,180,000. The Company had not paid any other expenses in this respect. The traveling expenses were borne by the auditors. There were no expenses that might have affected the auditors' independence. The auditors did not provide other consultancy services other than auditing. The aforesaid resolution was approved at the first extraordinary general meeting on 23rd March 2004.

(6) Regulatory Sanctions

During the period, there was no punishment, reprimand or public censors imposed against the Company, any of its Directors or Senior Management Officers by any regulatory authorities.

(7) Customers and Suppliers

1. The Company's customers are road users in general. Therefore, there were no statistics on the largest or five largest customers.

2. As to the largest and five largest suppliers, the value on the supplies provided during 2003 accounted for 50% and 79% of the Company's purchase costs. None of the directors and supervisors of the Company had any interest in such supplies.

general meetings of shareholders

The 2002 Annual General Meeting

The resolution on convening a General Meeting and giving the notice of the General Meeting was passed at the 16th session of the third Board of Directors meeting. Pursuant to that, the 2002 Annual General Meeting was held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Thursday, 15th May 2003. Shareholders who were entitled to vote and shareholders' authorized representatives attending the General Meeting held 4,582,348,598 shares, representing 90.9603% of the share capital of the Company, in compliance with the statutory requirement of the Articles of Association on convening General Meeting.

C & T Partners was present for witness and provided legal opinions.

Shareholders who were entitled to vote and shareholders' authorized representatives attending the meeting considered, voted and passed the following resolutions: that the 2002 annual report of the Board of Directors, Report of the Supervisory Committee, the audited accounts and the Auditors' Report were approved; that the distribution of the Company's final dividends for the year 2002, with the payment of RMB1.30 (tax included) in cash for each ten shares was approved; that the payment of housing subsidies implementation plan was approved.

The meeting had considered, voted and passed the election of the fourth Board of Directors and Supervisory Committee.

Resolutions of the Annual General Meeting were published on the China Securities Daily, Shanghai Securities Daily, South China Morning Post and Hong Kong Economic Times on 16th May 2003.

financial

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF JIANGSU EXPRESSWAY COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 61 to 87 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 1 April 200[illegible]

consolidated income statement

For the year ended [illegible]

	Notes	[illegible]	2002
		[illegible]	RMB'000
			(Restated)
Turnover	4	[illegible]	[illegible]
Cost of sales		[illegible]	[illegible]
Gross profit		[illegible]	[illegible]
Other operating income		[illegible]	[illegible]
Administrative expenses		[illegible]	[illegible]
Profit from operations	5	[illegible]	[illegible]
Finance costs	7	[illegible]	[illegible]
Amortisation of goodwill		[illegible]	[illegible]
Release of negative goodwill		[illegible]	[illegible]
Share of results of associates		[illegible]	[illegible]
Profit before taxation		[illegible]	[illegible]
Taxation	10	[illegible]	[illegible]
Profit before minority interests		[illegible]	[illegible]
Minority interests		[illegible]	[illegible]
Profit for the year		[illegible]	[illegible]
Dividends	11	[illegible]	[illegible]
Earnings per share			
— Basic	12	[illegible]	[illegible]

At 31 December 2003

	Notes	[illegible]	[illegible]
		[illegible]	[illegible]
Non-current assets			
Property, plant and equipment	13	[illegible]	[illegible]
Interests in associates	15	[illegible]	[illegible]
		[illegible]	[illegible]
Current assets			
Inventories	16	[illegible]	[illegible]
Prepayments and other receivables	17	[illegible]	[illegible]
Designated deposits	18	[illegible]	[illegible]
Bank balances and cash		[illegible]	[illegible]
		[illegible]	[illegible]
Current liabilities			
Other payables		[illegible]	[illegible]
Construction costs payable		[illegible]	[illegible]
Taxation		[illegible]	[illegible]
Unclaimed dividend		[illegible]	[illegible]
Long-term borrowings — due within one year	19	[illegible]	[illegible]
Short-term borrowings	20	[illegible]	[illegible]
		[illegible]	[illegible]
Net current (liabilities) assets		[illegible]	[illegible]
Total assets less current liabilities		[illegible]	[illegible]
Non-current liabilities			
Long-term borrowings — due after one year	19	[illegible]	[illegible]
Deferred taxation	21	[illegible]	[illegible]
		[illegible]	[illegible]
Minority interests		[illegible]	[illegible]
		[illegible]	[illegible]
Capital and reserves			
Share capital	22	[illegible]	[illegible]
Reserves		[illegible]	[illegible]
		[illegible]	[illegible]

The financial statements on pages [illegible] to [illegible] were approved and authorised for issue by the board of directors on [illegible] April 200[illegible] and are signed on its behalf by:

[illegible]
DIRECTOR

Chen Kong Hui
DIRECTOR

Balance Sheet

At 31 December 2003

	Notes	2003	2002
		RMB'000	RMB'000
			(Restated)
Non-current assets			
Property, plant and equipment	13	[illegible]	[illegible]
Interests in subsidiaries	14	[illegible]	[illegible]
Interests in associates	15	[illegible]	[illegible]
		[illegible]	[illegible]
Current assets			
Inventories	16	[illegible]	[illegible]
Prepayments and other receivables	17	[illegible]	[illegible]
Designated deposits	18	—	[illegible]
Bank balances and cash		[illegible]	[illegible]
		[illegible]	[illegible]
Current liabilities			
Other payables		[illegible]	[illegible]
Construction costs payable		[illegible]	[illegible]
Taxation		[illegible]	[illegible]
Unclaimed dividend		[illegible]	5,318
Long-term borrowings — due within one year	19	[illegible]	[illegible]
Short-term borrowings	20	[illegible]	[illegible]
		[illegible]	[illegible]
Net current (liabilities) assets		[illegible]	[illegible]
Total assets less current liabilities		[illegible]	[illegible]
Non-current liabilities			
Long-term borrowings — due after one year	19	[illegible]	[illegible]
Deferred taxation	21	[illegible]	[illegible]
		[illegible]	[illegible]
		[illegible]	[illegible]
Capital and reserves			
Share capital	22	[illegible]	[illegible]
Reserves	23	[illegible]	[illegible]
		[illegible]	[illegible]

Chen Chong Quan
DIRECTOR

Chen Xiang [illegible]
DIRECTOR

For the year ended [illegible] December 200[illegible]

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Retained profits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2002	5,037,748	5,730,454	293,780	146,891	1,[illegible],[illegible]61	[illegible]
Profit for the year	—	—	—	—	[illegible]	[illegible]
Appropriations	—	—	107,851	53,925	(161,[illegible])	—
Dividend declared	—	—	—	—	(629,[illegible])	[illegible]
At 31 December 2002	5,037,748	5,730,454	401,631	200,816	[illegible]	[illegible]
Profit for the year	—	—	—	—	1,0[illegible],[illegible]	[illegible]
Appropriations	—	—	109,289	54,645	(163,[illegible])	—
Dividend declared	—	—	—	—	(65[illegible],[illegible])	[illegible]
At 31 December 2003	5,037,748	5,730,454	510,920	255,461	1,[illegible]	[illegible]

consolidated cash flow statement

For the year ended 31 December 2003

	2003	2002
	RMB'000	RMB'000
Operating activities		
Profit from operations	[illegible]	[illegible]
Adjustments for:		
Depreciation of property, plant and equipment	[illegible]	[illegible]
Allowance for doubtful debts	[illegible]	136
Loss on write off/disposal of property, plant and equipment	[illegible]	[illegible]
Interest income	[illegible]	[illegible]
Operating cash flows before movements in working capital	[illegible]	[illegible]
Increase in inventories	[illegible]	[illegible]
(Increase) decrease in prepayments and other receivables	[illegible]	[illegible]
Increase (decrease) in other payables	[illegible]	[illegible]
Cash generated from operations	[illegible]	[illegible]
Interest paid	[illegible]	[illegible]
PRC income tax paid	[illegible]	[illegible]
Net cash generated from operating activities	[illegible]	[illegible]
Investing activities		
Investments in associates	[illegible]	[illegible]
Loan to an associate	[illegible]	—
Purchase of property, plant and equipment	[illegible]	[illegible]
Repayment of loan advanced to an associate	[illegible]	[illegible]
Repayment of long-term receivable	—	[illegible]
Repayment of receivable from former joint venture	[illegible]	—
Interest received	[illegible]	[illegible]
Dividend received from associates	[illegible]	[illegible]
Net cash used in investing activities	[illegible]	[illegible]
Financing activities		
Dividends paid	[illegible]	[illegible]
Dividends paid to minority shareholders	[illegible]	[illegible]
New long-term borrowings raised	[illegible]	[illegible]
Repayment of long-term borrowings	[illegible]	[illegible]
New short-term borrowings raised	[illegible]	[illegible]
Repayment of short-term borrowings	[illegible]	[illegible]
Capital injection from minority shareholders	—	[illegible]
Net cash generated from (used in) financing activities	[illegible]	[illegible]
Net increase (decrease) in cash and cash equivalents	[illegible]	[illegible]
Cash and cash equivalents at beginning of the year	[illegible]	[illegible]
	[illegible]	[illegible]
Cash and cash equivalents at end of the year, represented by		
Designated deposits	[illegible]	[illegible]
Bank balances and cash	[illegible]	[illegible]
	[illegible]	[illegible]

[illegible]ial Statements

For the year ended 31 December 2003

1. GENERAL

The Company was incorporated in the People's Republic of China (the "PRC") on [illegible] as a joint stock limited company and its H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, respectively. Its ultimate holding company is Jiangsu Communications [illegible] Holding Company Ltd. ("Jiangsu Communications") 江苏交通控股有限公司, a [illegible] incorporated in the PRC.

The principal activities of the Company are the investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway"), the [illegible] the 312 National Highway (the "Nanjing-Shanghai Class 2 Highway"), Nanjing-Lianyungang [illegible] Nanjing Section ("Nanjing Section") and other toll roads in Jiangsu Province, and the provision of [illegible] transport services and other supporting services along the toll roads.

2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared on a going concern basis because the ultimate holding company has agreed to provide adequate funds to enable the Company to meet in full its ultimate financial obligations as they fall due for the foreseeable future.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Goodwill is capitalised and amortised on a straight line basis over its estimated useful life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

[illegible] SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented as a deduction from intangible assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the goodwill/less the negative goodwill in so far as it has not already been amortised/released to income, less any identified impairment loss.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

Revenue recognition

Toll revenue, net of business tax, is recognised on a receipt basis.

Sales of petrol are recognised when delivery has taken place.

Advertising income, emergency assistance income and revenue from sales of [illegible] are recognised when the services have been rendered.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

For the year ended 31 December 200[illegible]

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property, plant and equipment

Property, plant and equipment other than construction in progress are stated at cost less accumulated depreciation, amortisation and accumulated impairment losses.

Depreciation of the toll roads and structures and amortisation of land use rights are calculated [illegible] their cost, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants.

Depreciation of other items of property, plant and equipment is calculated using the [illegible] method to write off the cost, after taking into account the estimated residual value of 3% of each asset, over [illegible] useful life. The expected useful lives of assets are the shorter of the expected useful lives or the [illegible] remaining concession period. The expected useful lives of the assets are as follows:

Buildings	30 years
Safety equipment	10 years
Communication and signaling equipment	10 years
Toll stations and ancillary equipment	8 years
Motor vehicles	8 years
Other machinery and equipment	5 - 8 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Construction in progress is stated at cost which includes development expenditure and other direct costs including interest cost on the related borrowed funds during the construction period attributable to the development of toll roads, buildings and structures for the Group's own use. Depreciation of these assets, on the same basis as other property, plant and equipment, commences when the assets are ready for their intended use.

Government subsidies

Government subsidies are recognised as income over the periods necessary to match them with the related costs.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Retirement benefit costs

Payments to statutory retirement fund schemes are charged as expense as they fall due.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the income statement.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

For the year ended 31 December [illegible]

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. TURNOVER

	[illegible]	[illegible]
	RMB'000	RMB'000
Turnover comprises:		
Toll revenue	[illegible]	[illegible]
Sales of petrol	[illegible]	[illegible]
Sales of food and beverages	[illegible]	[illegible]
Emergency assistance income	[illegible]	[illegible]
Advertising income	[illegible]	[illegible]
	[illegible]	[illegible]
Less: Business tax and other related taxes	([illegible])	([illegible])
	[illegible]	[illegible]

5. SEGMENT INFORMATION

All the Group's operations are located and carried out in the PRC, and the principal activity of the Group is the operation and management of toll roads. Accordingly, no segment information by business and geographical segment is presented.

11. PROFIT FROM OPERATIONS

	2003	2002
	RMB'000	RMB'000
Profit from operations has been arrived at after charging:		
Staff costs including directors' remuneration	[illegible]	102,174
Retirement benefits scheme contributions	[illegible]	13,716
Total staff costs	[illegible]	115,890
Auditors' remuneration	[illegible]	1,200
Allowance for doubtful debts	[illegible]	[illegible]
Depreciation and amortisation of property, plant and equipment	[illegible]	[illegible]
Loss on write off/disposal of property, plant and equipment	[illegible]	[illegible]
Cost of inventories recognised as expense	[illegible]	[illegible]
and after crediting:		
Gain on disposal of investments in securities	—	[illegible]
Government subsidies received	[illegible]	—
Interest income from bank deposits	[illegible]	[illegible]
Interest income from designated deposits	[illegible]	[illegible]

12. FINANCE COSTS

	2003	2002
	RMB'000	RMB'000
Interest on bank and other borrowings wholly repayable:		
Within five years	[illegible]	9,804
Over five years	[illegible]	930
	[illegible]	10,734

For the year ended 31 December 2003

8. DIRECTORS' AND SUPERVISORS' EMOLUMENTS

	2003	2002
	RMB'000	RMB'000
Director's fees	[illegible]	[illegible]
Other emoluments		
Salaries and other benefits	[illegible]	—
Contribution to retirement benefits scheme	[illegible]	—
	[illegible]	[illegible]

The amounts disclosed above include directors' fees of RMB293,000 (2002: RMB292,000) paid to independent non-executive directors.

The emoluments of each of the directors and supervisors for both years ended 31 December 2003 were within the emolument band ranging from nil to HK$1,000,000 (equivalent to RMB1,060,000).

9. EMPLOYEES' EMOLUMENTS

Employees' Emoluments

The five highest paid individuals during the year included one director (2002: four directors), details of whose emoluments are set out in note 8 above. The emoluments of the remaining four (2002: one) highest paid individuals were as follows:

	2003	2002
	RMB'000	RMB'000
Salaries and other benefits	[illegible]	[illegible]
Contribution to retirement benefit scheme	40	—
	[illegible]	[illegible]

The emoluments of each of the five highest paid individuals for both years ended 31 December 2003 were within the emolument band ranging from nil to HK$1,000,000 (equivalent to RMB1,060,000).

9. TAXATION

	2003	2002
	RMB'000	RMB'000
The charge comprises:		
PRC income tax	[illegible]	[illegible]
Deferred taxation (note 21)	[illegible]	10,577
Taxation attributable to the Company and its subsidiaries	[illegible]	[illegible]
Share of taxation attributable to associates	25,[illegible]	[illegible]
	505,[illegible]	[illegible]

The Company and its subsidiaries are subject to PRC income tax rate of 33% (2002: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises in, nor is derived from, Hong Kong.

The tax charge for the year can be reconciled to the profit per income statement as follows:

	2003		2002	
	RMB'000	%	RMB'000	%
Profit before taxation	1,533,974		[illegible]	
Tax at the domestic tax rate of 33% (2002: 33%)	506,211	33.0	[illegible]	33.0
Tax effect of tax losses not recognised	529	—	[illegible]	
Tax effect of income not taxable for tax purpose	(2,501)	(0.2)	—	
Tax effect of expenses not deductible for tax purpose	980	0.1	[illegible]	0.2
Tax charge and effective tax rate for the year	505,219	32.9	[illegible]	33.[illegible]

For the year ended 31 December 2003

11. DIVIDEND

	2003	2002
	RMB'000	RMB'000
Final, proposed — RMB0.145 (2002: RMB0.13) per ordinary share	[illegible]	654,907

The final dividend of RMB0.145 (2002: RMB0.13) per ordinary share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

12. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the Group's profit for the year of RMB[illegible],000 (2002: RMB854,145,000), and the weighted average number of 5,037,747,500 (2002: 5,037,747,500) ordinary shares in issue during the year.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for the two years ended 31 December 2003.

16. PROPERTY, PLANT AND EQUIPMENT

THE GROUP

	Toll roads and structures	Land use rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Machinery and equipment	[illegible]	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
COST										
At 1 January 2003	[illegible]	[illegible]	[illegible]	199,921	309,212	211,880	[illegible]	[illegible]	[illegible]	[illegible]
Additions	217,734	[illegible]	6,921	—	3,420	27,590	[illegible]	[illegible]	[illegible]	[illegible]
Transfers	—	—	12,037	—	—	3,042	5,013	[illegible]	[illegible]	—
Disposals	—	—	(2,065)	—	—	(322)	[illegible]	[illegible]	[illegible]	[illegible]
At 31 December 2003	9,339,191	1,747,305	390,326	199,921	312,700	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DEPRECIATION AND AMORTISATION										
At 1 January 2003	[illegible]	15,908	90,600	267,002	70,941	77,653	[illegible]	[illegible]		[illegible]
Provided for the year	[illegible]	[illegible]	15,[illegible]	49,101	20,908	25,963	[illegible]	[illegible]		[illegible]
Eliminated on disposals/write-off	—	—	(372)	—	—	—	[illegible]	[illegible]	—	[illegible]
At 31 December 2003	[illegible]	[illegible]	107,792	316,123	90,049	103,616	[illegible]	[illegible]	—	[illegible]
NET BOOK VALUES										
At 31 December 2003	[illegible]	1,567,803	[illegible]	183,798	122,059	140,521	[illegible]	[illegible]	[illegible]	[illegible]
At 31 December 2002	[illegible]	[illegible]	378,806	232,259	138,271	134,227	[illegible]	[illegible]	[illegible]	[illegible]

For the year ended 31 December 2003

13. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

THE COMPANY

	Toll roads and structures	Land use rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Office furniture and equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
COST										
At 1 January 2003	7,160,241	1,213,088	[illegible]	[illegible]	205,062	127,931	102,139	[illegible]	[illegible]	[illegible]
Additions	225,741	20,182	[illegible]	—	2,854	27,620	17,060	[illegible]	[illegible]	[illegible]
Transfers	—	—	[illegible]	—	—	5,042	5,310	[illegible]	[illegible]	—
Disposals	—	—	[illegible]	—	—	—	(10,15[illegible])	[illegible]	—	[illegible]
At 31 December 2003	7,386,059	[illegible]	[illegible]	429,511	211,576	160,594	115,221	[illegible]	[illegible]	[illegible]
DEPRECIATION AND AMORTISATION										
At 1 January 2003	711,240	[illegible]	82,420	243,509	[illegible]	49,359	41,020	[illegible]		[illegible]
Provided for the year	219,[illegible]	40,324	12,107	[illegible]	[illegible]	15,775	8,980	[illegible]	—	[illegible]
Eliminated on disposals	—	—	(377)	—	—	—	(4,195)	[illegible]	—	[illegible]
At 31 December 2003	930,[illegible]	[illegible]	[illegible]	284,407	[illegible]	[illegible]	45,810	[illegible]		[illegible]
NET BOOK VALUES										
At 31 December 2003	6,455,[illegible]	[illegible]	[illegible]	[illegible]	121,847	95,370	[illegible]	[illegible]	[illegible]	[illegible]
At 31 December 2002	6,448,[illegible]	[illegible]	[illegible]	180,512	137,[illegible]	78,572	[illegible]	[illegible]	[illegible]	[illegible]

All the Group's buildings are situated in the PRC and held under medium-term land use rights.

14. INVESTMENTS IN SUBSIDIARIES

	[illegible]	2002
	[illegible]	[illegible]
Unlisted investments, at cost	[illegible]	[illegible]
Amounts due from subsidiaries	[illegible]	[illegible]
	[illegible]	[illegible]

The amounts due from subsidiaries are unsecured and interest free. In the opinion of the directors, no repayment will be demanded within the next twelve months. Accordingly, the amounts are classified as non-current.

Details of the Company's subsidiaries, all of which are limited liability companies, as at 31 December [illegible] are as follows:

Name	Place of registration/ operations	Paid up registered capital	Proportion of registered capital held by the Company		Principal activities
		RMB	Directly	Indirectly	
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	PRC	[illegible]	85.00%	—	Construction, management and operation of expressway
Nanjing Shuangs[illegible] Hotel Co., Ltd.	PRC	1,010,000	95.05%	—	Provision of [illegible]
Jiangsu Ninghu Investment Development Co., Ltd.	PRC	[illegible]	95.00%	—	[illegible]
Jiangsu Sundian Engineering Co., Ltd.	PRC	[illegible]	—	95.50%	Construction [illegible] of expressway

For the year ended 31 December 2003

15. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000
Unlisted investments, at cost	—	—	[illegible]	[illegible]
Share of net assets of associates	1,405,410	1,278,054	—	—
Goodwill on associates	61,432	106,846	—	—
Negative goodwill of an associate	(3,374)	(3,893)	—	—
	1,463,468	1,381,007	[illegible]	[illegible]
Loan to an associate	10,000	800	—	800
	1,517,468	1,381,807	[illegible]	[illegible]

	Negative goodwill	Goodwill
	RMB'000	RMB'000
Goodwill (negative goodwill) of associates		
Gross amount		
At 1 January 2003	[illegible]	[illegible]
Arising on acquisition		2,[illegible]
At 31 December 2003	[illegible]	[illegible]
Amortisation		
At 1 January 2003	[illegible]	[illegible]
Release (charge) for the year	[illegible]	[illegible]
At 31 December 2003	[illegible]	[illegible]
Carrying amount		
At 31 December 2003	(3,374)	[illegible]
At 31 December 2002	(3,893)	106,846

The loan to an associate is unsecured and bears interest at 4.8% per annum (2002: [illegible]). In the opinion of the directors, no repayment will be demanded within the next twelve months, accordingly the amount is classified as non-current.

The goodwill (negative goodwill) is amortised (released) to the income statement on a straight-line basis over 10 years.

16. INTERESTS IN ASSOCIATES (Cont'd)

Details of the Group's associates, all of which are limited liability companies, as at 31 December [illegible] are as follows:

Name	Place of registration/ operations	Proportion of registered capital held by the Company		Principal activities
		Directly	Indirectly	
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	PRC	33.20%	—	Provision of passenger transportation services along the Shanghai-Nanjing Expressway
Jiangsu Yangtze Bridge Co., Ltd.	PRC	26.66%	—	Investment, construction, operation and management of Jiangyin Yangtze River Bridge
Suzhou Sujiahang Expressway Co., Ltd.	PRC	33.33%	—	Investment, construction, operation and management of Sujiahang Expressway
China Transportation HEAD New-technology (Shanghai) Co., Ltd.	PRC	35.71%	—	Computer software development
Jiangsu Leasing Co., Ltd.	PRC	—	26.06%	Leasing and financing activities
Shanghai Yinjian Real Estate Co., Ltd.	PRC	—	28.69%	Real estate development
Jiangsu SEU Intelligent System Technology Co., Ltd.	PRC	—	19.66%	Computer software development

In the opinion of the directors, the Group can exercise significant influence over Jiangsu SEU Intelligent System Technology Co., Ltd. and it is therefore considered as an associate of the Group.

For the year ended 31 December 2003

16. INVENTORIES

THE GROUP AND THE COMPANY

Inventories comprise petrol for sale, materials and spare parts for repairs and maintenance of [illegible] roads and structures. All inventories are stated at cost.

17. PREPAYMENTS AND OTHER RECEIVABLES

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000
Prepayment for materials and equipment	[illegible]	11,052	[illegible]	[illegible]
Receivable from liquidator:				
– of a former joint venture	23,812	28,812	[illegible]	[illegible]
Others	[illegible]	32,481	[illegible]	[illegible]
	[illegible]	72,345	[illegible]	[illegible]
Less: Allowance for doubtful debts	[illegible]	(1,183)	[illegible]	[illegible]
	[illegible]	71,148	[illegible]	[illegible]

18. DESIGNATED DEPOSITS

The amount represents deposits held with a financial institution for the purpose of fund management. In 2002, included in the designated deposits is an amount of accrued interest of approximately RMB [illegible].

19. LONG-TERM BORROWINGS

		[illegible]	[illegible]
		[illegible]	[illegible]
	Interest rate	RMB'000	RMB'000
USD denominated Spain government loans with maturities 2007 — 2026	1% per annum	[illegible]	[illegible]
USD denominated buyer's credit loans with maturities 2001 — 2005	0.77% per annum	[illegible]	[illegible]
		[illegible]	[illegible]

The maturity of the above loans is as follows:

	[illegible]	[illegible]
	RMB'000	RMB'000
Within one year	[illegible]	[illegible]
More than one year but not exceeding two years	[illegible]	[illegible]
More than two years but not exceeding five years	[illegible]	[illegible]
More than five years	[illegible]	[illegible]
	[illegible]	[illegible]
Less: Amount due within one year included in current liabilities	[illegible]	[illegible]
Amount due after one year	[illegible]	[illegible]

All long-term borrowings were guaranteed by Jiangsu Communications.

20. SHORT-TERM BORROWINGS

	[illegible]	[illegible]
	[illegible]	[illegible]
	RMB'000	RMB'000
Unsecured	[illegible]	[illegible]

The borrowings are unsecured and repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China.

For the year ended 31 December 2003

21. DEFERRED TAXATION

The following are the deferred taxation (assets) liabilities recognised and movements thereon during the current and prior years:

	THE GROUP			
	Allowance for doubtful debts	Accelerated tax depreciation	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2002	—	12,184	[illegible]	[illegible]
Charge to income statement	—	10,053	[illegible]	[illegible]
At 31 December 2002	—	22,237	[illegible]	[illegible]
Charge (credit) to income statement	(359)	7,629	[illegible]	[illegible]
At 31 December 2003	(359)	29,866		[illegible]

	THE COMPANY			
	Allowance for doubtful debts	Accelerated tax depreciation	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2002	—	12,184	[illegible]	[illegible]
Charge to income statement	—	10,053	[illegible]	[illegible]
At 31 December 2002	—	22,237	[illegible]	[illegible]
Charge (credit) to income statement	(2,668)	7,629	[illegible]	[illegible]
At 31 December 2003	(2,669)	29,866	—	[illegible]

28. SHARE CAPITAL

	2003 & 2002	
	Number of shares	Amount
		RMB'000
Authorised, issued and fully paid:		
State shares	[illegible]	[illegible]
State legal person shares	[illegible]	[illegible]
Legal person shares	[illegible]	[illegible]
H shares	[illegible]	[illegible]
A shares	[illegible]	[illegible]
Total	[illegible]	[illegible]

There was no movement in the Company's authorised and issued share capital during the [illegible] years ended [illegible] December 2003.

As at 31 December 2003, the authorised, issued and fully paid share capital of the Company was RMB5,037,747,500 (2002: RMB5,037,747,500) divided into 5,037,747,500 shares (2002: [illegible] shares) with a par value of RMB1 each. State shares, state legal person shares, legal person shares, H shares and A shares rank pari passu in all respects, except that ownership of state shares, state legal person shares and legal person shares are restricted to PRC legal persons, while H shares can only be owned and traded by overseas investors and A shares can only be owned [illegible] PRC investors.

For the year ended 31 December 2003

33. RESERVES

	Share premium	Statutory surplus reserve	Statutory public welfare fund	Retained profit	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
THE COMPANY					
At 1 January 2002	5,730,45[illegible]	293,780	146,891	1,236,6[illegible]	[illegible]
Profit for the year	—	—	—	[illegible]	[illegible]
Appropriations	—	81,683	40,842	(122,[illegible])	—
Dividend (Note 11)	—	—	—	(639,71[illegible])	[illegible]
At 31 December 2002	5,730,4[illegible]	375,[illegible]	187,733	1,285,[illegible]	[illegible]
Profit for the year	—	—	—	942,2[illegible]	[illegible]
Appropriations	—	94,448	47,224	([illegible])	—
Dividend (Note 11)	—	—	—	(654,[illegible])	[illegible]
At 31 December 2003	5,730,454	4[illegible]	234,957	1,4[illegible],378	[illegible]

(a) Statutory surplus reserve

In accordance with the PRC Company Law and the Company's articles of association, each of the Company and its subsidiaries registered in the PRC are required to appropriate 10% of the annual statutory net profit after taxation (after offsetting any prior years' losses) to the statutory surplus reserve. When the balance of such reserve fund reaches 50% of each entity's capital, any further appropriation is optional. The statutory surplus reserve can be utilised to offset prior years' losses or to increase capital. However, such balance of the statutory surplus reserve must be maintained at a minimum of 25% of capital after such usages.

(b) Statutory public welfare fund

In accordance with the PRC Company Law and the Company's articles of association, each of the Company and its subsidiaries registered in the PRC are required to appropriate 5% of the annual statutory net profit after taxation (after offsetting any prior years' losses) to statutory public welfare fund which will be utilised to build or acquire capital items, such as dormitories and other facilities for the Company and its subsidiaries' employees, and cannot be used to pay for staff welfare expenses.

Titles of these reserve items will remain with the respective companies comprising the Group.

The above statutory reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

The retained profits of the Group include RMB31,007,000 (2002: RMB40,808,000) retained by associates of the Group.

The Company's reserves available for distribution to shareholders as at 31 December 2003 comprised the retained profits of RMB1,[illegible],000 (2002: RMB1,135,071,000).

27. THE EFFECT ON THE FINANCIAL STATEMENTS ARISING FROM THE DIFFERENCES BETWEEN PRC GENERALLY ACCEPTED ACCOUNTING PRACTICE ("GAAP") AND HONG KONG GAAP

	Net profit		Net assets	
	2003	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000
				(Restated)
As reported under PRC accounting standards	950,531	813,833	[illegible]	[illegible]
Adjustments made to conform with principles generally accepted in Hong Kong				
—Amortisation of land use rights	23,122	20,462	[illegible]	[illegible]
—Valuation, depreciation and amortisation of property, plant and equipment	43,874	35,320	[illegible]	[illegible]
—Housing benefits charged to retained profits directly under PRC accounting standards	—	(16,835)		
—Loss on disposal of staff quarters	—	—	[illegible]	[illegible]
—Deferred taxation	(6,279)	(10,877)	[illegible]	[illegible]
—Interest accrued on held-to-maturity securities	—	(7,077)	—	
—Fair value of investments in securities	(9,067)	9,067	—	[illegible]
—Others	(1,408)	(2,445)		
As reported under accounting principles generally accepted in Hong Kong	1,005,773	854,445	[illegible]	[illegible]

28. OTHER COMMITMENTS

As at 31 December 2003, the Company is committed to pay Ningjian Ninghong [illegible], an independent third party, a service charge at a fixed rate of 17% of the total toll revenue collected on Nanjing Section per annum for a term of 30 years from 1 January 2000.

26. RETIREMENT BENEFITS SCHEME

The Group participates in the Jiangsu Provincial Retirement Scheme managed by Jiangsu Social Security Bureau (the "Bureau"). Pursuant to the relevant provisions, the Group is required to make [illegible] equivalent to 21% (2002: 21%) of the monthly salary in respect of its employees. The Bureau is [illegible] for pension payments to the retired employees of the Group and the Group has [illegible].

27. CAPITAL COMMITMENTS

	[illegible]	
	2003	2002
	RMB'000	RMB'000
Commitments for the acquisition of property, plant and equipment in respect of the toll roads expansion project contracted for but not provided in the financial statements	[illegible]	–

28. RELATED PARTY TRANSACTIONS

(a) During the year, the Group has the following significant transactions with an associate:

Name of associate	Nature of transactions	2003 RMB'000	2002 RMB'000
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	Road usage fee received	[illegible]	[illegible]

The road usage fee income represents the amount paid by Jiangsu Kuailu Bus Transportation Stock Co., Ltd. to the Company for usage of the Shanghai-Nanjing Expressway, and is calculated [illegible] to the number of buses passing through the expressway at a mutually agreed rate.

22. RELATED PARTY TRANSACTIONS (Cont'd)

(c) At the balance sheet date, the Group and the Company have current amounts with the following associates:

Name of associates	THE GROUP		THE COMPANY	
	2003	2002	[illegible]	2002
	RMB'000	RMB'000	RMB'000	RMB'000
Amounts due from:				
Jiangsu Yangtze Bridge Co., Ltd.	2,765	—	[illegible]	
Suzhou Sujiahang Expressway Co., Ltd.	1,101	1,854	[illegible]	[illegible]
Jiangsu Kuaiłu Bus Transportation Stock Co., Ltd.	429	—	[illegible]	
	4,295	1,854	[illegible]	[illegible]
Amounts due to:				
Jiangsu Yangtze Bridge Co., Ltd.	1,210	1,064	[illegible]	[illegible]
Suzhou Sujiahang Expressway Co., Ltd.	455	—	[illegible]	—
	1,665	1,064	[illegible]	[illegible]

The balances represent receipts of toll fees collected and expenses paid on behalf of the Group [illegible] and are unsecured, interest-free and repayable on demand. The above current amounts [illegible] included in other receivables and other payables on the balance sheet.

23. COMPARATIVE FIGURES

(a) Other taxes payable including business tax payable and value added tax payable of [illegible] and RMB9,972,000 included in the Group's and the Company's balance [illegible] December 2002 were reclassified from taxation to other payables to give a [illegible] to conform with current year's presentation.

(b) Amortisation of goodwill of RMB11,765,000 and release of negative goodwill of [illegible] included in share of results of associates in prior year were restated as [illegible] statement to give a fairer presentation and to conform with current year's [illegible].

company information

(1)	Name of Company in Chinese:	江蘇寧滬高速公路股份有限公司
	Name of Company in English:	Jiangsu Expressway Company Limited
	Abbreviation of Chinese name:	寧滬高速
	Abbreviation of English name:	Jiangsu Expressway
(2)	Legal Representative:	Shen Chang Quan
(3)	Secretary to the Board of Directors:	Yao Yong Jia
	Telephone:	8625-8446 9332
	Securities Officers:	Jiang Tao, Lou Qing
	Telephone:	8625-8420 0999-4706, 4716
	Fax:	8625-8446 6643
	E-mail Address:	cso@jsexpressway.com
(4)	Registered Address of the Company:	Jiangsu Communications Building 69 Shigu Road, Nanjing Jiangsu, the PRC
	Office Address of the Company:	Jiangsu Communications Building 69 Shigu Road, Nanjing Jiangsu, the PRC
	Postcode:	210004
	Website of the Company:	http://www.jsexpressway.com
	E-mail Address:	nhgs@public1.ptt.js.cn

(5) Newspapers Designated for: Regular Announcements	Shanghai Securities, China Securities, *South China Morning Post*, *Hong Kong Economic Times*
Website Designated for Regular: Announcement	http://www.sse.com.cn
Regular Reports Available at:	Shanghai Stock Exchange 528 Pudong South Road, Shanghai City Hong Kong Registrars Limited 19/F Hopewell Centre 183 Queen 's Road East Hong Kong Jiangsu Communications Building 69 Shigu Road, Nanjing Jiangsu, the PRC
(6) Places where the Company's: Shares are listed	Shanghai Stock Exchange The Stock Exchange of Hong Kong Limited United States
Stock Name of A Shares:	寧滬高速
Stock Code of A Share:	600377
Stock Name of H Shares:	Jiangsu Expressway
Stock Code of H Shares:	0177
Stock Name of ADR:	JEXWW
Security United Code:	477373104
(7) Registration Date of the Company:	1st August 1992
City and Province where: the Company was Registered	Nanjing City, Jiangsu Province
Corporate Business License Number: of Corporate Legal Representative	3200001100976
Registration No. of Taxation:	320003134762764

(8) Auditors:

Domestic Auditors:	Deloitte Touche Tohmatsu Certified Public Accountants Limited
Office Address:	30/F Bund Centre 222 Yan An Road East Shanghai 200002, PRC
International Auditors:	Deloitte Touche Tohmatsu
Office Address:	26th Floor, Wing On Centre 111 Connaught Road Central Hong Kong

(9) Legal Advisor:

Domestic Legal Advisor:	Jiangsu New Century Tongren Law
Office Address:	5/F, 26 Beijing West Road, Nanjing, the PRC
Legal Advisor (Hong Kong):	Richards Butler
Office Address:	20/F, Alexandra House 16-20 Chater Road, Central, Hong Kong

(10) Share Registrar and Transfer Office:

Domestic Share Registrar: and Transfer Office	China Securities Depository & Cleaning Corporation Limited, Shanghai Branch China Insurance Building 166 East Lujiazui Road Pudong New District, Shanghai
Overseas Share Registrar and: Transfer Office	Hong Kong Registrars Limited 19/F, Hopewell Centre 183 Queen's Road East Hong Kong

documents available for inspection

The following documents are available for inspection:

(1) Copies of annual reports under the hand of the Chairman;

(2) Financial statements signed and sealed by the legal representative and the chief accounting officer of the Company;

(3) In case audited accounting statements are furnished, original copy of auditors' report sealed by the CPA firm and signed and sealed by a certified accountant;

(4) Original copies of all company documents and announcements published in the press designated by the CSRC during the period;

(5) Articles of Association;

(6) Copies of annual reports released in other stock exchanges.

The above documents are available for inspection at the Secretariat Office of Board of Directors at 27/F, Jiangsu Communications Building, 69 Shigu Road, Nanjing, PRC.

Shen Chang Quan
Chairman of the Board of Directors
Jiangsu Expressway Company Limited

1st April 2004

the group's highway network


Shandong Province
山東省
Anhui Province
安徽省
Jiangsu Province
江蘇省
Zhejiang Province
浙江省
Yellow Sea
黃海
Xuzhou
徐州
Xinyi
新沂
Lianyungang
連雲港
Huai Yin
淮陰
Hongze Hu
洪澤湖
Gaoyou Hu
高郵湖
Liu He
六合
Jiangdu
江都
Guangling
廣陵
Nantong
南通
Dongyang
東陽
Nanjing
南京
Zhenjiang
鎮江
Danyang
丹陽
Jingjiang
靖江
Jiangyin
江陰
Changzhou
常州
Yangtze River
長江
Cao Qiao
漕橋
Yi Xing
宜興
Wuxi
無錫
Tai Hu
太湖
Suzhou
蘇州
Anting
安亭
Shanghai
上海
Expressway or highway operated by the Group 集團經營之公路
Shanghai-Nanjing Expressway
滬寧高速公路
Nanjing-Shanghai Class 2 Highway
滬寧二級公路
Nanjing Section of Nanjing-Lianyungang Highway
寧連公路南京段
Guangjing Expressway
廣靖高速公路
Xicheng Expressway
錫澄高速公路
Sujiahang Expressway
蘇嘉杭高速公路
Jiangyin Yangtze Bridge
江陰長江大橋
Completed Expressway or Class 1 Highway
已建成的高速或一級公路
Expressway under Construction
在建中的高速公路

集團公路分佈圖


Heilongjiang
黑龍江
Tongjiang
同江
Harbin
哈爾濱
Changchun
長春
Shenyang
瀋陽
Dalian
大連
Beijing
北京
Yantai
煙台
Qingdao
青島
Lianyungang
連雲港
Shijiazhuang
石家莊
Zhengzhou
鄭州
Huai Yin
淮陰
Wuxi
無錫
Nanjing
南京
Shanghai 上海
Hangzhou 杭州
Ningbo 寧波
Hefei
合肥
Jiujiang
九江
Wuhan
武漢
Changsha
長沙
Fuzhou
福州
Xiamen
廈門
Zhuhai
珠海
Foshan
佛山
Zhanjiang
湛江
Haikou
海口
Sanya
三亞
Yellow River
黃河
Xian
西安
Lanzhou
蘭州
Urumqi
烏魯木齊
Houcheng
霍成
Chengdu
成都
Chongqing
重慶
Tongjiang to Sanya
同江至三亞
Beijing to Zhuhai
北京至珠海
Lianyungang to Houcheng
連雲港至霍成
Shanghai to Chengdu
上海至成都
Beijing to Shanghai
北京至上海



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock code: 177)

MAJOR TRANSACTION
WIDENING OF SHANGHAI-NANJING EXPRESSWAY,
DISCLOSEABLE TRANSACTION
SECOND SUPPLEMENTAL CONTRACT OF
THE CONTRACT FOR THE TRANSFER OF THE OPERATING RIGHTS OF
NANJING-SHANGHAI CLASS 2 HIGHWAY
AND
RESUMPTION OF TRADING

Summary

Widening of Shanghai-Nanjing Expressway

The Board of Directors resolved on 1st April 2004 that approximately RMB10.54 billion (approximately HK$9.943 billion) shall be invested by the Company in the expansion works project to widen the Shanghai-Nanjing Expressway (i.e. the Jiangsu section of the Shanghai-Nanjing Expressway) from its existing form of a four-lane dual carriageway into a eight-lane dual carriageway.

The investment to be made in the expansion works project in relation to the Shanghai-Nanjing Expressway is a substantial capital investment. As it is estimated that the investment of approximately RMB10.54 billion (HK$9.943 billion) will be more than 25% but less than 100% of the audited consolidated assets of the Company, it will constitute a major transaction under Rule 14.06(3) of the Listing Rules and will require the approval of Shareholders in accordance with Rule 14.33 of the Listing Rules. Under the Shanghai Listing Rules, this transaction is a substantial investment and requires the approval of the Shareholders in general meeting.

Acquisition of the new operating rights of Nanjing-Shanghai Class 2 Highway

The second supplemental agreement was entered on 14 April, 2004 with Jiangsu Highway Bureau in respect of the new operating rights of the Jiangsu section of the Nanjing—Shanghai Class 2 Highway (i.e the Jiangsu Section of the National Highway 312 after widening works), pursuant to which the Company shall purchase the new operating rights of the Jiangsu Section of the Nanjing-Shanghai Class 2 Highway from Jiangsu Highway Bureau at a consideration of RMB2.7 billion (approximately HK$2.547 billion). Under the terms of the second supplemental contract, the term of the new operating rights shall expire on 26 June 2024.

Under Rule 14.06(2) of the Hong Kong Listing Rules, the acquisition by the Company of the new operating rights constitutes a disclosable transaction. A circular providing further details of the transactions will shortly be despatched to the shareholders of the Company. Under Rule 7.2.2 of the Shanghai Listing Rules, an announcement shall be made at the time of signing of the relevant contract.

Suspension and Resumption of Trading

The trading of the H Shares of the Company was suspended at 9:30 a.m. on 2 April 2004 pending the issue of this announcement. The Company has applied for the resumption of trading of the H Shares with effect from 9:30 a.m. on 15 April, 2004

The Board of Directors of the Company are pleased to announce that it has resolved on 1 April 2004 that the Company shall make an investment to widen the Shanghai-Nanjing Expressway and the Company shall enter into the second supplemental contract with Jiangsu Highway Bureau in relation to the new operating rights of Shanghai-Nanjing Class 2 Highway.

A. THE WIDENING PROJECT

In order to further develop the Shanghai-Nanjing Expressway as the "Golden Corridor" in the Yangtze River Delta, to enhance its service standard and operating efficiency, to increase the operating benefits of the Shanghai-Nanjing Expressway, and to meet the transportation infrastructure requirements arising from social, economic and transport development in the region, the Board of Directors, including the independent non-executive directors present at the meeting, unanimously resolved on 1st April, 2004 to invest in the widening works as follows:-

(1) The expansion works will widen the existing four-lane dual carriageway (with a roadbed of 26 meters in width), being the main expressway of the Shanghai-Nanjing Expressway into a eight-lane dual carriageway (with a roadbed of 42.5 metres in width).

(2) The total investment will approximately be RMB10.54 billion (approximately HK$9.943 billion).

(3) The widening works will commence on a full scale in 2004 and is expected to be completed in 2006.

The project in respect of the widening works was approved by 國家發展和改革委員會 (the State Administration of Development and Restructuring of the PRC) in February 2004. The Jiangsu Provincial Government has approved the extension of the term of the operating rights of the Nanjing-Shanghai Highway granted to the Company, which originally will expire on 26 June 2027, to 26 June 2032.

About Shanghai-Nanjing Expressway

The full line of the expressway running from Shanghai to Nanjing stretches from Zhenru in Shanghai, to Maqun in Nanjing. In the areas between Hu (Shanghai) and Rong (Chengda), it is an important component of the national arterial lines of the PRC consisting of "five highways running longitudinally and seven laterally". It runs through six large or medium cities, namely, Nanjing, Zhenjiang, Changzhou, Wuxi, Suzhou and Shanghai, with a total length of approximately 274 kilometres. It officially commenced operation on 28th November, 1996.

The Shanghai-Nanjing Expressway is approximately 258 kilometres in length and comprises a main expressway of approximately 248 kilometres and a Zhenjiang connecting road of approximately 10km. It is a four-lane dual, fully inter-changed and access-controlled expressway. It was constructed in accordance with the standards on highway set out in 《公路工程技術標準》 (the Technical Standards for Expressway Construction) issued by the Ministry of Communications of the PRC. The main route of the Shanghai-Nanjing Expressway is 26 metres wide. Each lane is 3.75 metres wide, with the emergency parking lane on both sides being 2.5 metres in width. A 4-metre zone has been reserved for lane expansion on both sides of the Shanghai-Nanjing Expressway to the east of Zhenjiang. The designed speed of the Shanghai-Nanjing Expressway is 120 kilometres per hour, and the designed speed of the roundabouts leading to its interchange is 40-80 kilometres per hour. As at 31 December 1996, the investment made by the Company in the construction works of the Shanghai-Nanjing Expressway was approximately RMB6.2 billion (approximately HK$5.849 billion).

Reasons and Benefits for Widening the Shanghai-Nanjing Expressway

In view of the economic development of the Jiangsu Province, the Board of Directors believes that the demand for road transport in the Jiangsu Province will continue to grow substantially. In order to align with the increasing traffic flow, the Board of Directors believe that it is imperative to widen the Shanghai-Nanjing Expressway for the reasons as set out below:-

- The demand of road transport in the Jiangsu Province has been increasing as a result of the fast economic growth in the region, which has recorded at a rate higher than the national average in recent years. The escalating foreign trade and the increasingly outward-oriented economy will lead to growing demand for a quick, safe, reliable and flexible road transport system. The expected increase in imports and exports conveyed by containers will also add to the demand for road transport. Considering the emphasis of the Central Government of the PRC on encouraging economic development along the Yangtze River Delta, the business and trading activities in those areas are expected to prosper resulting in rapid growth and optimization of the medium and short distance

transport, such as road transport, in the Jiangsu Province (the demand is expected to come from automobiles, manufacturing, machinery, electronics, communication and chemical industry), while road transport is also expected to be a crucial mode of transport for new and advanced technology industry or high value-added industry . The number of private vehicles is expected to rise as the living standard in the surrounding area improves and it is further expected that the rapid development of domestic and international tourism which will bring about an increase in the number of outward trips per capita will result in higher demand for passenger road transport in the future.

- At present, the actual hourly speed in some sections of the existing four-lane Shanghai-Nanjing Expressway is much lower than their designed hourly speed because of the density of traffic, abundance of slow-going overloaded vehicles, and road repairs works. All of the above factors has caused a decrease in road services standard and an inability for the Shanghai-Nanjing Expressway to meet the road users' demand for speed, safety and smooth traffic flow. As the main corridor joining the economically-advanced Southern Jiangsu Province with Shanghai, the traffic flow of the Shanghai-Nanjing Expressway will continue to grow at a high rate. In order to meet the substantial and increasing demand for road transport in future, it is necessary to expand the capacity of the Shanghai-Nanjing Expressway with a view to speed up enhance its traffic notwithstanding the increased traffic flow.

- The Shanghai-Nanjing Expressway is the road transport between Shanghai and Nanjing offering speed and convenience. The expansion works project will further bring its advantages into full play and thereby further consolidate its status as the backbone in the Southern Jiangsu road grid and as a main artery in the national road grid.

- The Company's investment in the expansion works project aims to achieve a sustainable growth in its business. It will be a significant step to maintain and improve the Company's good operating results, enhance its services standard and brand image, reinforce its leading position among the operators of national expressways and listed companies engaged in transport business. The widening of the Shanghai-Nanjing Expressway will also help to reinforce its role as the "Golden Corridor" in the economically advanced Southern Jiangsu and to enhance its core competitiveness.

Traffic Flow Forecast of Shanghai-Nanjing Expressway

In respect of the expansion works project, the Company has commissioned Scott Wilson Consultant (Hong Kong) Ltd. to conduct a traffic flow forecast of the Shanghai-Nanjing Expressway for the period from 2004 to 2032. The traffic forecast indicates that the daily average traffic flow of the Shanghai-Nanjing Expressway upon completion of the widening work in 2010 should exceed 55,000 vehicles, which is a 45% higher than that prior to the widening project. The increase in traffic flow in subsequent years is expected to be even larger.

The Expansion Works Project

A plan of "principally merging on both sides and partial segregation" will be adopted for the widening of the 248-kilometre main expressway of the Shanghai-Nanjing Expressway. At present, it is not intended to widen the Zhenjiang connecting road. The widening work will be carried out under the principle of maintaining the normal operation of the Shanghai-Nanjing Expressway. In carrying out road surface and bridges connection work, considerable traffic arrangement will be carried out to reasonably divert the traffic through the road network in order to minimize any coordination and construction difficulties and to ensure the quality of the widening work.

The right to use the land required for the expansion works project will be obtained by way of leasing. Approval has been obtained from 江蘇省國土資源廳 (the Jiangsu Provisional Department of Land and Resources) that the initial annual rental per square metre shall be RMB1.5 (approximately HK$1.42), subject to concurrent adjustment at the same rate as the toll adjustment and the leasing term shall last until the expiry of the term of operation of the Shanghai-Nanjing Expressway. The annual rent shall be calculated on the basis of the actual requisitioned areas and the specific procedures for the administration of its collection in accordance with the terms of the leasing contract to be entered into the Company and the Jiangsu Provisional Department of Land and Resources. Based on a rough estimate of approximately 4.5 million sq. m. to be leased, the initial annual rental is estimated to be approximately RMB7,000,000 (approximately HK$6,600,000).

The total investment in the widening works will be approximately RMB10.54 billion (approximately HK$9.943) and mainly constituting of the payment to be made in cash by the Company to contractors in respect of engineering, construction and material costs upon entering into. Such investment will be made in accordance with the relevant budgeting procedures and standards. Approximately 43% of the total investment, being RMB4.54 billion (approximately HK$4.283 billion) will be financed from internal funds of the Company, and the remainder will be raised by the Company through other means of financings. Considering the amount of accumulated cash reserve of the Company and the availability of commercial bank loans, the Board of Directors (including the independent non-executive directors) are of the view that the Company will have sufficient working capital upon making such investment.

The contracts to be entered into in respect of the widening works will include engineering construction contracts, engineering prospecting and design contracts, equipment and materials procurement contracts, engineering supervision contracts and scientific research contracts. For any single contract work with an estimated contract value in excess of RMB2,000,000 (approximately HK$1,886,792.50), invitation will be made for tenders in accordance with the tendering law of the PRC and《公路工程施工招投標管理辦法》(the Procedures for the Administration of Invitations for Tenders for Road Engineering Works) promulgated by the Ministry of Communications of the PRC, if applicable.

VALUATION OF INVESTMENT IN PROSPECT OF THE WIDENING WORKS

The Company has commissioned American Appraisal China Limited and, in compliance with the requirements of the Shanghai Stock Exchange, 上海東洲資產評估有限公司 (Shanghai Orient Certified Appraisal Co., Ltd.) (a company licensed by the China Securities Regulatory Commission under licence No. 0000136 to carry on the business of asset assessments in relation to securities business) to conduct a valuation of the project of the widening works. The valuation adopted 31 January 2004 as the base day, and used the present value method for assessing the value of the shareholder's interests on the basis of the reports issued by Scott Wilson Limited on the traffic flow forecast of the Shanghai-Nanjing Expressway and the corresponding income, costs and expenses in the coming years, without taking into account any discount to be made for lack of marketability, at a discount rate of 11.7% (taking into consideration the uncertainty of financial budgeting during the period of widening, the discount rate after the widening will be higher) the valuation of the widened expressway with an operating term expiring on 26 June 2032 is assessed at RMB16.062 billion (approximately HK$15.153 billion). At a discount rate of 10.7%, the valuation of the expressway without the widening work and an operating term expiring on 26 June 2027 is RMB13.884 billion (approximately HK$13.098 billion). Thus, the Company's investment in the project of the widening works is expected to result in a noticeable increase in the Shareholders' revenue.

Listing Rules

The investment to be made in the widening works is a substantial capital investment. As it is estimated that the investment of approximately RMB10.54 billion (HK$9.943 billion) will be more than 25% but less than 100% of the audited consolidated assets of the Company, it will constitute a major transaction under Rule 14.06(3) of the Listing Rules and will require the approval of Shareholders in accordance with Rule 14.33 of the Listing Rules. A circular providing further details of the widening works will shortly be despatched to the Shareholders.

Under the Shanghai Listing Rules, the Company's investment in the widening works is an asset acquisition and requires the approval of the Shareholders in general meeting.

B. BACKGROUND TO THE ACQUISITION

The Nanjing-Shanghai Class 2 Highway is an important arterial highway running from Shanghai to Nanjing. The Nanjing-Shanghai Class 2 Highway, together with Shanghai-Nanjing Expressway, constitutes collectively a busy highway transport corridor with the Shanghai-Nanjing Expressway acting as the main line and the Nanjing-Shanghai Class 2 Highway acting as an auxiliary line. However, owing to the low operational standard of the original Nanjing-Shanghai Class 2 Highway, its services standard is not in line with the economic development of the areas along the highway. Thus, in order to ensure traffic can be diverted effectively from the Shanghai-Nanjing Expressway during the implementation of the expansion works project, it is imperative and pressing to rebuild and widen the

Nanjing-Shanghai Class 2 Highway, an important traffic-diverting road from the Shanghai-Nanjing Expressway. The plan to widen the Nanjing-Shanghai Class 2 Highway has been approved by 江蘇省計劃發展委員會 (the Jiangsu Provincial Development Planning Committee). The Jiangsu Provincial Government has also approved the term of the operation of Nanjing Shanghai Class 2 Highway be extended by 12 years to 26 June 2024. The expansion work commenced in July 2003 with an aim to be completed and open for traffic by the end of 2004 and to ensure full completion of works by 1 October 2005.

The Nanjing-Shanghai Class 2 Highway is located in the Jiangsu Province and runs from the Dongyangfang Interchange of the Outer Ring Road of Nanjing to Anting, which is located at the border between the Jiangsu Province and Shanghai, passes through the cities of Zhenjiang, Changzhou, Wuxi and Suzhou en route. The total length of the section is approximately 271.1 kilometres.

Pursuant to the "Contract for the Transfer of the Operating Rights of the Shanghai-Nanjing Expressway" entered into between Jiangsu Highway Bureau and the Company on 11th June, 1997, Jiangsu Highway Bureau assigned to the Company the Operating Right of the Nanjing-Shanghai Class 2 Highway for a term of 15 years. On 27th June, 1997, Jiangsu Highway Bureau and the Company entered into a "Supplemental Contract in relation to the Contract in respect of the Highway Operating Right of the Shanghai-Nanjing Expressway" granted to the Company, pursuant to which the consideration for the transfer of the Highway Operating Right of the Nanjing-Shanghai Class 2 Highway was reduced from the original RMB1,349,833,000 (approximately HK$1,273,427,000) to RMB1,345,786,000 (approximately HK$1,269,609,000).

WIDENING OF THE NANJING-SHANGHAI CLASS 2 HIGHWAY

The widening work in respect of the Nanjing-Shanghai Class 2 Highway will be carried out in selected sections with single-side merging and partial segregation and the original second class double-lane dual highway will be widened into a first class four-lane dual expressway and will be fully funded by the Jiangsu Provincial Government. The construction work for the Nanjing-Shanghai Class 2 Highway covers the section running from Anting, which is located at the border between the Jiangsu Province and Shanghai, runs through the cities of Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing, and ends at the Dongyangfang Interchange of Nanjing. The widening work will be carried out along the existing road in general, but adjustments and fine tuning of the contour will be carried out for certain sections of the Nanjing-Shanghai Class 2 Highway, such as the sections near Wuxi, Changzhou, Kunshan and Danyang. The widening work will cover a total length of 280 kilometres, and will be coordinated and implemented by Jiangsu Highway Bureau.

All members (including independent non-executive directors) of the Board of Directors approved unanimously on 1 April 2004 that the second supplemental agreement shall be entered into by the Company with Jiangsu Highway Bureau to acquire the new operating rights, effectively also extending the term of the Company's existing Highway Operating Right of the Nanjing-Shanghai Class 2 Highway subsequent to the widening project. The second supplemental agreement was executed on 14 April, 2004.

Reasons and Benefits for Entering into the Second Supplemental Contract

To Fully Utilize the Corridor resources

The Shanghai-Nanjing Expressway and the Nanjing-Shanghai Class 2 Highway, the Highway Operating Rights of which are currently owned by the Company, complement each other and collectively constitute a road corridor between Nanjing and Shanghai. The development of high-speed rail transport in the future is bound to ensue a re-distribution of resources for transport between Nanjing and Shanghai. For road transport to maintain its leading position in the corridor, it is necessary to enhance its competitiveness and the widening of the Nanjing-Shanghai Class 2 Highway is therefore imperative.

To Reinforce the Status of the Nanjing-Shanghai Class 2 Highway in the Road Grid

The Nanjing-Shanghai Class 2 Highway is an arterial line in its locality and a main line in the grid of trunk roads in the Jiangsu Province. As the existing technology standard of the Nanjing-Shanghai Class 2 Highway does not correspond with its importance in the road grid, it is necessary to rebuild it. Furthermore, the completion of the widening works in respect of Nanjing-Shanghai Class 2 Highway in advance will relieve the pressure on transportation of Shanghai-Nanjing Expressway during the widening period.

The Nanjing-Shanghai Class 2 Highway runs nearly parallel with the Shanghai-Nanjing Expressway. In order to eliminate horizontal competition, the Company acquired the Highway Operating Rights of Nanjing-Shanghai Class 2 Highway for a term of 15 years in June 1997. Subsequent to the widening and improvement works, it is imperative for the Company to continue to acquire the new operating rights in order to consolidate the Company's leading position in the Nanjing Shanghai corridor and to ensure a steady increase of the Company's operational benefits.

To Meet the Requirements of Social and Economic Development of the Society and the Planning in the Locality

The Nanjing-Shanghai Class 2 Highway is one of the main roads in the areas it passes through, it is located closer to towns and cities when compared to the Shanghai-Nanjing Expressway. As its access is open, it becomes a corridor for convergence from the local towns. In view of the accelerating urbanisation, it was and is desirable to widen and improve the capacity of the Nanjing-Shanghai Class 2 Highway to meet the requirements of the economic and township developments in the region.

MAJOR TERMS OF THE SECOND SUPPLMENTAL AGREEMENT DATED 14 APRIL, 2004

Parties:	(i) the Company (ii) Jiangsu Highway Bureau
New Operating Rights:	The Highway Operating Rights of the Nanjing-Shanghai section of National Highway 312 and, in particular, comprising of the Highway Operating Rights of (1) the part of Nanjing-Shanghai Class 2 Highway which is incorporated into National Highway 312 after widening and reconstruction, commencing from 27 June 2012 and ending on 26 June 2024, and (2) the additional lane of Nanjing-Shanghai Class 2 Highway after its widening, commencing from delivery for use and ending on 26 June 2024.
Delivery Date:	Jiangsu Highway Bureau aims to deliver use of the Nanjing-Shanghai Class 2 Highway on 1 January 2005 but no later than 1 October 2005.
Term of New Operating Rights:	Expiring on 26 June 2024
Consideration for the New Operating Rights:	RMB2.7 billion (approximately HK$2.547 billion)

The consideration for the new operating rights is determined by friendly consultations between the parties. The directors of the Company (including independent non-executive directors) are of the view that the terms of the relevant contract are fair and reasonable and are in the interests of the Shareholders of the Company.

The Company shall, within 7 days after the signing in the second supplemental agreement, pay Jiangsu Highway Bureau RMB1 billion (approximately HK$943,000,000), another RMB1 billion (approximately HK$943,000,000) shall be paid on 30 May 2004, another RMB670 million (approximately HK$632 million) shall be paid on 31 December 2004, and the balance, being RMB30,000,000 (approximately HK$28,000,000) shall be paid to Jiangsu Highway Bureau within 7 days after the delivery of the Nanjing-Shanghai Class 2 Highway for use.

The above payment schedule may be adjusted according to the actual progress of the widening works of the Nanjing-Shanghai Class 2 Highway upon further negotiations between the parties.

	The consideration payable in respect of the new operating rights will be funded by way of bank loans. The directors of the Company, including independent non-executive directors, are of the view that the Company has sufficient working capital.
Jiangsu Highway Bureau's Undertaking:	It will obtain the land use right attaching to the new operating rights prior to the new operating rights is delivered, and that prior to the expiry date of the new operating rights, the right to use the land shall be exclusively the Company's that no assignment, mortgage, sub-letting, third party interests or any other encumbrances will be create against such land use right.

Traffic Forecast of Nanjing-Shanghai Class 2 Highway

In respect of the acquisition of the new operating rights of the Nanjing-Shanghai Class 2 Highway, the Company has commissioned Scott Wilson Limited to conduct on the traffic flow forecast of the Nanjing-Shanghai Class 2 Highway for the period from 2004 to 2024. By 2010, it is expected that the aggregate daily average revenue of all toll stations will have an increase of approximately 45%when compared with those prior to the widening of the highway.

Valuation of the Acquisition of the New Operating Rights for the Nanjing-Shanghai Class 2 Highway

The Company has commissioned American Appraisal China Limited and, in accordance with the requirement of the Shanghai Stock Exchange, Shanghai Orient Certified Appraisal Co., Ltd., to conduct a valuation of the acquisition of the new operating rights for the Nanjing-Shanghai Class 2 Highway by discount cash flow method. Such valuation is conducted by adopting 31st January, 2004 as the base day and an acquisition price of RMB2.7 billion (approximately HK$2.547 billion); with the new operating rights expiring on 26 June 2024 after the widening work and land use rights obtained by Jiangsu Highway Bureau by way of administrative allocation; disregarding land use right fee, using the present value method to assess the value of the shareholders' interests without considering the discount for lack of marketability. At a discount rate of 11.7% (considering the uncertainty involved in the financial budgeting of Nanjing-Shanghai Class 2 Highway during the widening period, the discount rate after widening is higher than that before widening), the valuation of the widened highway is RMB0.947 billion (approximately HK$0.934 billion). At a discount rate of 10.7% the value of the operating rights expiring on 26 June 2012 prior to the widening is assessed to be RMB0.920 billion (approximately HK$0.868 billion), and taking into account the repayment of the principal and interest on the financing in relation to the acquisition, there will be a slight increase in the Shareholders' interest after acquisition by the Company of the new operation rights of for the Nanjing Shanghai Class 2 Highway.

Listing Rules

Under Rule 14.06(2) of the Hong Kong Listing Rules, the acquisition by the Company of the new operating rights of the Jiangsu Section of the National Highway 312 constitutes a disclosable transaction. A circular which provides further details of the transaction will shortly be despatched to the Shareholders.

Under Rule 7.2.2 of the Shanghai Listing Rules, the signing of the relevant contract constitutes an asset acquisition for which disclosure shall be made by way of an announcement at the time of signing of the relevant contract.

C. GENERAL INFORMATION

The Company

The Company is a joint-stock limited company established in the PRC. Its registered address is at 69 Shigu Road, Nanjing, Jiangsu, the PRC. Its legal representative is Shen Chang Quan. The Company principally engages in the investment, construction, operation and management of the toll roads and expressways in Jiangsu Province.

Jiangsu Highway Bureau

Jiangsu Highway Bureau is an institution legal person the establishment of which was applied through 江蘇省交通廳 (the Communications Department of the Jiangsu Province) and approved by 江蘇省編制委員會 (the Jiangsu Provincial Establishment Committee) on 23 July 1998 by way of "Su Bian (88) No. 190". Its institution legal person certificate number is "Shi Zheng No. 132000000041". Its legal address is 69 Shigu Road, Nanjing, Jiangsu, the PRC. Jiangsu Highway Bureau provides highway maintenance and administration to ensure a smooth flow of highway traffic. Jiangsu Highway Bureau is commissioned by the Transport Department of the Jiangsu Province to take charge of highway construction and maintenance; to make adjustments to highway administration and highway grid; and to carry out industry management over the location of stations collecting highway stipulated fees, vehicle operation fees and vehicle toll fees. Jiangsu Highway Bureau is not an entity engaged in commercial operation. The Company confirms that, to the best of the knowledge, information and belief of and after all reasonable enquires by the Board of Directors, Jiangsu Highway Bureau and its ultimate controlling shareholder or equivalent being the PRC Government are independent third parties not being connected persons or associates of a connected person of the Company (as defined under the Hong Kong Listing Rules).

Pursuant to rule 14.62 of the Hong Kong Listing Rules, the Company has commissioned its auditors to review the accounting policies and calculations for the valuation report of American Appraisal China Limited in respect of the widening of the Shanghai-Nanjing Expressway and the acquisition of the new operating rights for the Nanjing-Shanghai Class 2 Highway. In addition, the board of directors of the Company (including the independent non-executive directors) have confirmed that the valuations have been made after due and careful enquiry.

D. SUSPENSION AND RESUMPTION OF TRADING

The trading of the H Shares of the Company was suspended at 9:30 a.m. on 2 April 2004 pending the issue of this announcement. The Company has applied for the resumption of trading of the H Shares with effect from 9:30 a.m. on 15 April, 2004.

E. DEFINITIONS

"the Company"	Jiangsu Expressway Company Limited
"Highway Operating Right"	means the operating right comprising the right of the operator of that section of the highway to charge, on the basis of its highway assets and its right to use the highway land, tolls on the vehicles using that section of the highway, and the right to invest in the construction of service facilities (if any) in the areas on either side of that highway section
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Jiangsu Highway Bureau"	江蘇省交通廳公路局, the Highway Bureau of the Transport Department of the Jiangsu Province Government
"National Highway 312"	the class 1 highway upon completion of the widening works of Nanjing-Shanghai Class 2 Highway (being the section of the highway after lineal optimization and replacing the unoptimised and unwidened old road section)
"PRC"	the People's Republic of China
"HK$"	the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Renminbi"	the lawful currency of the PRC
"Shanghai Listing Rules"	the Listing Rules of the Shanghai Stock Exchange

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, China, 14 April 2004

For the purpose of this announcement, conversions of Renminbi into Hong Kong dollars are based on the approximate exchange rate of RMB106 = HK$100

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Wang Zheng Yi, Cheng Chang Yung Tsung, Fang Keng, Hong Yin Xing and Yang Xiong Sheng.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold all your shares in Jiangsu Expressway Company Limited, you should at once hand this Circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

MAJOR TRANSACTION: WIDENING OF SHANGHAI-NANJING EXPRESSWAY,

DISCLOSEABLE TRANSACTION: SECOND SUPPLEMENTAL CONTRACT TO THE CONTRACT FOR THE TRANSFER OF THE OPERATING RIGHTS FOR NANJING-SHANGHAI CLASS 2 HIGHWAY, AMENDMENTS TO ARTICLES AND ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at the 69 Shigu Road, Nanjing, Jiangsu, the PRC on Monday, 28 June 2004 at 9:00 a.m. is set out in Appendix VII to this Circular. Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company as soon as possible and, in any event, not less than 24 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Meeting should you so wish, in which case you will be deemed to have withdrawn the proxy you have appointed.

5 May 2004

CONTENTS

Page

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

"American Appraisal"	American Appraisal China Limited, an independent international auditor appointed by the Company in connection with matters relating to the widening
"American Appraisal's Valuation"	the valuation report, dated 5 May 2004, prepared by American Appraisal and containing a valuation of the fair market value of the Shanghai-Nanjing Expressway and the Nanjing-Shanghai Class 2 Highway
"Annual General Meeting"	the Annual General Meeting of the Company to be held on Monday, 28 June 2004 at 9:00 a.m. at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC
"Articles"	the articles of association of the Company
"Company"	Jiangsu Expressway Company Limited, a company incorporated in the People's Republic of China with limited liability as a joint stock limited company
"Directors"	the directors of the Company
"Domestic Shareholder(s)"	holders of the domestic shares of the Company, including holders of the A Shares, the Legal Person Shares, the State-owned Shares and the State-owned Legal Person Shares
"Group"	the Company and its subsidiaries
"H Share(s)"	the overseas listed foreign shares of the Company listed on the Hong Kong Stock Exchange
"H Shareholder(s)"	holder(s) of H Shares
"Highway Operating Right"	means the operating right comprising the right of the operator of that section of the highway to charge, on the basis of its highway assets and its right to use the highway land, tolls on the vehicles using that section of the highway, and the right to invest in the construction of service facilities (if any) in the areas on either side of that highway section
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Jiangsu Holding Company"	江蘇交通控股公司 (Jiangsu Communications Holding Company), a state-owned enterprises incorporated in the PRC and under the charge of departments of the Jiangsu Provincial Government, holding approximately 55.2% of the shares of the Company
"Jiangsu Highway Bureau"	江蘇省交通廳公路局, the Highway Bureau under the Department of Communications of the Jiangsu Province
"Jiangsu Provincial Government"	the People's Government of Jiangsu Province
"Latest Practicable Date"	29 April 2004, the latest practicable date prior to the printing of this Circular for ascertaining certain information referred to in this Circular
"Nanjing-Shanghai Class 2 Highway"	the Jiangsu section of the Nanjing-Shanghai Class 2 Highway (to be named Ninghu section of National Highway 312 after widening), and stretching from Dongyangfang Interchange, Outer Ring Road, Nanjing to Anting on the border of Jiangsu Province and Shanghai, being a second-class highway with a total length of 271.1 km, presently a two-lane open toll road
"National Highway 312"	the class 1 highway upon completion of the widening works of Nanjing-Shanghai Class 2 Highway (being the section of the highway after lineal optimization and replacing the unoptimised and unwidened old road section)
"the PRC"	the People's Republic of China
"Scott Wilson"	Scott Wilson Limited, an independent transport consultant engaged by the Company
"Second Supplemental Agreement"	the second supplemental agreement dated 14 April 2004 entered into between the Company and Jiangsu Highway Bureau in respect of the new operating rights of the National Highway 312
"SFO"	Securities and Futures Ordinance, as amended from time to time (Cap. 571, Laws of Hong Kong)
"State"	the Government of the PRC
"Shanghai Listing Rules"	the Listing Rules of the Shanghai Stock Exchange

"Shanghai-Nanjing Expressway"	the Jiangsu section of Shanghai-Nanjing Expressway, which stretches from Maqun in Nanjing to Anning on the border between Jiangsu Province and Shanghai, comprising a main expressway of approximately 248.21 km and a Zhenjiang connecting way of approximately 10.25 km, presently a four-lane dual access-controlled toll expressway
"Supervisors"	the Supervisors of the Company
"Widening"	the Widening of the Shanghai-Nanjing Expressway and the Widening of the Nanjing-Shanghai Class 2 Highway
"Widening of the Shanghai-Nanjing Expressway"	matters relating to the Company's proposal for widening the Shanghai-Nanjing Expressway from an access-controlled four-lane dual expressway to an eight-lane dual expressway
"Widening of the Nanjing-Shanghai Class 2 Highway"	matters relating to the proposal of the Department of Communications of the Jiangsu Province for widening the Nanjing-Shanghai Class 2 Highway from an open two-lane dual second class highway into a four-lane dual first class highway
"HK$"	the lawful currency of Hong Kong
"Renminbi"	the lawful currency of the PRC
"km"	kilometres

Unless stated otherwise in this Circular, conversions of Renminbi into Hong Kong dollars are based on the exchange rate of RMB106 = HK$100 and such translations are only approximations and for information purposes only.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Directors:
Sheng Chang Quan
Chen Xiang Hui
Sun Hong Ning
Zhang Wen Sheng
Fan Yu Shu
Cui Xiao Long
Chang Yung Tsung, Alice*
Fang Keng*
Hong Yin Xing*
Yang Hong Sheng*

** Independent Non-Executive Directors*

Registered Office:
Jiangsu Communications Building
69 Shigu Road
Nanjing
Jiangsu
the PRC

5 May 2004

Dear Sir or Madam,

MAJOR TRANSACTION: WIDENING OF SHANGHAI-NANJING EXPRESSWAY,

DISCLOSEABLE TRANSACTION: SECOND SUPPLEMENTAL CONTRACT TO THE CONTRACT FOR THE TRANSFER OF THE OPERATING RIGHTS FOR NANJING-SHANGHAI CLASS 2 HIGHWAY, AMENDMENTS TO ARTICLES AND ANNUAL GENERAL MEETING

A. Introduction

The board of Directors of the Company published in newspapers announcements on 2 April and 15 April 2004 that the Company would invest to widen the Shanghai-Nanjing Expressway and entered into the Second Supplemental Agreement with Jiangsu Highway Bureau in relation to the new operating rights for the Nanjing-Shanghai Class 2 Highway after its widening. The investment to widen the Shanghai-Nanjing Expressway is subject to approval by the shareholders of the Company.

In addition, resolutions will be put to Shareholders at the Annual General Meeting to approve the appointment of Mr. Xie Jia Quan as director of the Company and to his service contract and to approve certain amendments to the Articles so that the Articles will comply with the requirements of Appendix 3 of the Hong Kong Listing Rules.

The purpose of this Circular is to provide you with further information regarding on (1) the widening plan for the Shanghai-Nanjing Expressway, (2) the purchase of new operating rights of the Nanjing-Shanghai Class 2 Highway after its widening, (3) the appraisal report prepared by American Appraisal on the widening the roads and the forecast reports prepared by Scott Wilson on the traffic flow and operation maintenance, (4) amendments proposed to be made to the Articles, (5) information on Mr. Xie Jia Quan and (6) the notice of Annual General Meeting.

B. Widening the Shanghai-Nanjing Expressway

In order to further develop the Shanghai-Nanjing Expressway as the "Golden Corridor" in the Yangtze River Delta, to enhance its service standard and operating efficiency, to increase the operating benefits of the Shanghai-Nanjing Expressway, and to meet the transportation infrastructure requirements arising from social, economic and transport development in the region, the Board of Directors, including the independent non-executive directors present at the meeting, unanimously resolved on 1 April 2004 to invest in the widening works as follows:

(1) The widening works will widen the existing four-lane dual carriageway (with a roadbed of 26 meters in width), being the main expressway of the Shanghai-Nanjing Expressway into a eight-lane dual carriageway (with a roadbed of 42.5 metres in width).

(2) The total investment will be approximately RMB10.54 billion (approximately HK$9.943 billion).

(3) The widening works will commence on a full swing in 2004 and is expected to be completed in 2006.

1. *Proposed widening of the Shanghai-Nanjing Expressway*

(i) About the Shanghai-Nanjing Expressway

The full line of the expressway running from Shanghai to Nanjing stretches from Zhenru in Shanghai, to Maqun in Nanjing. In the areas between Hu (Shanghai) and Rong (Chengda), it is an important component of the national arterial lines of the PRC consisting of "five highways running longitudinally and seven laterally". It runs through six large or medium cities, namely, Nanjing, Zhenjiang, Changzhou, Wuxi, Suzhou and Shanghai, with a total length of approximately 274 km.

The construction works of the Shanghai-Nanjing Expressway was commenced on 14 June 1992. On 15 September 1996, construction works of the Shanghai-Nanjing Expressway was completed and it commenced operation on a trial base, it officially commenced operation on 28 November 1996.

The Shanghai-Nanjing Expressway is approximately 258 km in length and comprises a main expressway of approximately 248 km and a Zhenjiang connecting road of approximately 10 km. It is a four-lane dual, fully inter-changed and access-controlled expressway and was constructed in accordance with the standards on highway set out in《公路工程技術標準》(the Technical Standards for Expressway Construction) issued by the Ministry of Communications of the PRC.

The main route of the Shanghai-Nanjing Expressway is 26 metres wide. Each lane is 3.75 metres wide, with the emergency parking lane on both sides being 2.5 metres in width. A 4-metre zone has been reserved for lane expansion on both sides of the Shanghai-Nanjing Expressway to the east of Zhenjiang. The designed speed of the Shanghai-Nanjing Expressway is 120 km per hour, and the designed speed of the roundabouts leading to its interchange is 40-80 km per hour.

The Zhenjiang connecting road was 10.25 km in length, connecting Zhenjiang and Nanjing-Nanjing Expressway. It was constructed in accordance with the standards for first-class carriageway. It is a four-lane dual expressway. It is 23 metres wide. Each lane is 3.75 metres wide, with the emergency parking lane on both sides being 2.25 metres in width. The designed speed is 100 km per hour.

The widening work is mainly focused on the trunk line of the Shanghai-Nanjing Expressway. The connecting road of Zhejiang first class highway of 10.25 km will not be widened.

As at 31 December 1996, the Company invested approximately RMB6.2 billion in the construction of Shanghai-Nanjing Expressway.

Pursuant to a notice jointly issued by 江蘇省計劃及經濟委員會 (Planning and Economic Commission of Jiangsu Province), 江蘇省財政廳 (the Department of Finance of Jiangsu Province), 江蘇省物價局 (the Price Bureau of Jiangsu Province) and 江蘇省交通廳 (the Department of Communications of the Jiangsu Province) on 29 July 1996, a permission was given for the Company to collect tolls from vehicles using the Shanghai-Nanjing Expressway, and to adjust and collect tolls in accordance with the standards of the relevant departments, which are subject to adjustments from time to time.

Besides, the Company also provides expressway users with the services and facilities of restaurants, shops, carparks, vehicles repairs and maintenance and toilets in six service areas along the Expressway. The six services areas are Huang Li Shu, Xian Ren Shan, Dou Zhuang, Fang Mao Shan, Mei Cun and Yang Cheng Hu. The services areas at Xian Ren Shan, Fang Mao Shan and Yang Cheng Hu also provide expressway users with hotel facilities.

(ii) Current situation of the Transport Infrastructure of Jiangsu Province

At present, Jiangsu Province is served by a complete set of five modes of transport, namely transport by roads, railways, waterways, air and tunnel. Main national highway lines, such as the Tong San Line, Jing Hu Line, Lian Huo Line, Hu Rong Line and main national railway lines, namely the Jing Hu Line Long Hai Line runs through the Province. Regarding main waterways, the main stream of Yangtze River runs through the east and west ends of the Province, while the Jing Hang Grand Canal and coastal waterways intersect with one another in a south-northerly direction. There are many river or coastal ports in the province, of which Lianyungang, Nanjing Port, Zhenjiang Port, Zhangjiagang and Nantong Port are five strategic ports. In recent years, the focus of development of the transport system across Jiangsu Province is to enhance the administration of the transport industry, thus speeding up the construction of traffic infrastructure.

The demand for transport services has been gradually increasing with the social and economic development of Jiangsu Province. In order to cope with the ever-increasing passenger and cargo flows, operators of various means of transport have made efforts to enhance their capabilities in transport organisation and to adjust their transport capability promptly. They focus on improving their heavy transport capability enhancing speed, promoting technical equipment reform and carrying out reform of the transport administration system, thus meeting the ever-increasing transport demand.

According to the statistics of Jiangsu Provincial Transport Statistics Yearbook 2002, highways occupied a leading position in the comprehensive transport system of Jiangsu Province, and the advantage of highways was absolute in terms of the passengers carried. In 2002, the volume of actual passenger traffic of highway transport in Jiangsu Provincial was 1,101,390,000 passenger-trips, representing approximately 95.09% of the total actual passenger-trips, being in an absolutely leading position. The passenger turnover was RMB71.908 billion, representing approximately 77.87% of the total turnover, being four times that of the railway transport. The cargo traffic was 60,299 metric tons, representing 69.22%, being more than half of the cargo traffic; the cargo turnover was 35.195 billion ton/km, representing approximately 23.51% or a title lower than that of railway transport. In the recent 10 years, the highway transport volume has been growing drastically, and all indexes of Jiangsu Province indicates an approximately 10% growth rate, being higher than that of other modes of transport. The prosperous growth of regional economy brings out a rapid increase in the demand for short-distance transport. As far as short-distance travel is concerned, passengers basically prefer road transport. Short-distance transport of cargo is also people's first choice because of its door-to-door, convenient and prompt services.

(iii) Traffic and Transport Development Plan

The State has planned for a total of 12 national highways, "五縱七橫" (Five running Longitudinally and Seven Laterally), a total of 28 key roads of the State, "十三縱十五橫" (13 running Longitudinally and 15 Laterally). Of the above, the main direction of national highways are as follows:

(a) the main line of 京滬國道 (Beijing (Jing) Shanghai (Hu) National Highway) runs parallel collimate with 同三國道 (Tong San National Highway) at 淮江高速公路 (Huai Jiang Expressway), through 江陰長江公路大橋 (Jiangyin Yangtze Bridge, owned as to 26.66% by the Company) and join the 錫澄高速公路 (Xicheng Expressway, owned as to 85% by the Company) and joins 滬蓉國道 (Hu (Shanghai) and Rong (Chengda) National Highway);

(b) the Jiangsu section of the main line of Hu Rong National Highway is Shanghai-Nanjing Expressway and 寧合高速公路 (Ning (Nanjing) He (Hefei) Expressway);

(c) the Jiangsu section of Shanghai to 瑞麗 (Rui Li) National Highway is 寧杭高速公路 (Ning (Nanjing) Hang (Hangzhou) Expressway); and

(d) the Jiangsu section of 連霍國道 (Lian Huo National Highway) is 連徐高速公路 (Lian Xu Expressway).

In the light of the plan of the Ministry of Communications on national highways and key roads and their running directions in Jiangsu, taking into consideration the productivity of Jiangsu, the distribution of its cities and towns and the characteristics of its traffic, the Jiangsu Provincial Transport Department has formulated a plan for "四縱四橫四聯" (Four running longitudinally, four running latitudinally and four connecting to each other):

(a) Shanghai-Nanjing Expressway is one of those running latitudinally; and

(b) (1) the Guangjing Expressway and Xicheng Expressway, which are owned by the Company as to 85% and Jiangyin Yangtze Bridge which the Company joins as a shareholder and holds 26.66%, and (2) Sujiahang Expressway which the Company joins as a shareholder and holds 33.33%, are two of those running longitudinally.

(iv) Traffic Flow Forecast of Shanghai-Shanghai Expressway

In preparing for our listing prospectus, we engaged Scott Wilson to conduct a research on the traffic flow of Shanghai-Nanjing Expressway between 1997 to 2026.

Comparison of the actual traffic flow of Shanghai-Nanjing Expressway and the forecast by Scott Wilson:

Unit: number of vehicle/day

Daily average through traffic	1996	1997	1998	1999	2000	2001	2002	2003
Actual number	10,402	12,121	13,964	16,235	18,087	21,013	25,356	31,038
Forecast number	10,003	11,659	14,536	17,414	18,507	21,769	25,032	28,294
Derivation	+3.99%	+3.96%	-3.94%	-6.77%	-2.27%	-3.47%	+1.29%	+9.7%

In connection with the widening, the Company has again engaged Scott Wilson to conduct a traffic flow forecast of the Shanghai-Nanjing Expressway for the period from 2004 to 2032. The traffic forecast indicates that the daily average traffic flow of the Shanghai-Nanjing Expressway upon completion of the widening work in 2012 will exceed 67,000 vehicles, one-fold higher than that prior to the widening project. The increase in traffic flow in subsequent years is expected to be even larger.

Traffic flow Forecast of Shanghai-Shanghai Expressway subsequent to the widening:

Unit: number of vehicle/day

Year	2003	2006	2012	2022	2027	2032
Daily average through traffic	31,038	34,513	67,332	95,227	98,484	99,240

The traffic flow forecast has shown that the traffic flow of Shanghai-Nanjing Expressway after its widening from a four-lane into an eight-lane carriageway would increase on a gradual basis rather than drastically.

It is anticipated that although diversion of traffic flow during the widening works may temporarily have a negative impact on the Company's income and finances during the period of the diversion as a result of reduction in traffic volume and toll fee revenue, the improvement of traffic conditions and enhancement of the passage capacity would provide room for stable growth in the future traffic flow. Moreover, the widening would also effectively avoid the adverse effect caused by maintenance and major repairs on the road traffic.

2. *The Widening*

The project in respect of the widening works was approved by 國家發展和改革委員會 (the National Development and Reform Committee of the PRC) in February 2004 with an approved investment of RMB10,540,000,000 (approximately HK$9,943,000,000). The Jiangsu Provincial Government has approved the extension of the term of the operating rights of the Shanghai-Nanjing Expressway granted to the Company, which originally will expire on 26 June 2027, to 26 June 2032.

The Board of Directors of the Company resolved on 1 April 2004, upon the unanimous approval of all the directors, including the independent non-executive directors present, to invest in the widening of the Shanghai-Najing Expressway, i.e. to widen it from a four-lane to an eight-lane dual expressway.

(i) About the Widening Plan

A plan of "principally merging on both sides and partial segregation" will be adopted for the widening of the 248-kilometre main expressway of the Shanghai-Nanjing Expressway. At present, it is not intended to widen the Zhenjiang connecting road. The widening work will be carried out under the principle of maintaining the normal operation of the Shanghai-Nanjing Expressway. In carrying out road surface and bridges connection work, considerable traffic arrangement will be carried out to reasonably divert the traffic through the road network in order to minimize any coordination and construction difficulties and to ensure the quality of the widening work.

Cross-section of a general section of Shanghai-Nanjing Expressway after widening.


Unit: cm
4250
275
4*375
450
4*375
275
75
300
75
825
2%
2%
825
140
140
200
200
4%
4%
1:1.5
1:1.5
3%
3%

Keys:

① — road shoulder, earth
② — road shoulder, cemented
③ — road side belt
④ — carriageway
⑤ — central partition
⑥ — slope protection area
⑦ — side ditch

(ii) Land use rights

The right to use the land required for the expansion works project will be obtained by way of leasing. Approval has been obtained from 江蘇省國土資源廳 (the Jiangsu Provincial Department of Land and Resources) that the initial annual rental per square metre shall be RMB1.5 (approximately HK$1.42), subject to concurrent adjustment at the same rate as the toll adjustment and the leasing term shall last until the expiry of the term of operation of the Shanghai-Nanjing Expressway. The annual rent shall be calculated on the basis of the actual requisitioned areas and the specific procedures for the administration of its collection in accordance with the terms of the leasing contract to be entered into by the Company and the Jiangsu Provincial Department of Land and Resources upon completion of the Widening of the Shanghai-Nanjing Expressway. Based on a rough estimate of approximately 4.5 million sq. m. to be leased, the initial annual rental is estimated to be approximately RMB7,000,000 (approximately HK$6,600,000).

(iii) Construction contracts

The contracts to be entered into in respect of the widening works will include engineering construction contracts, engineering prospecting and design contracts, equipment and materials procurement contracts, engineering supervision contracts and scientific research contracts. For any single contract work with an estimated contract value in excess of RMB2,000,000 (approximately HK$1,886,792.50), invitation will be made for tenders in accordance with the tendering law of the PRC and 《公路工程施工招投標管理辦法》 (the Procedures for the Administration of Invitations for Tenders for Road Engineering Works) promulgated by the Ministry of Communications of the PRC, if applicable.

Most of the contracts to be entered for the Widening of Shanghai-Nanjing Expressway will be by way of tender. The counterparty and the ultimate beneficial owner of the counterparty will be likely to be third parties independent of the Company and connected persons of the Company. In the event the contactor is a connected person, the relevant disclosure and shareholders approval under the Hong Kong Listing Rules and the Shanghai Listing Rules will be complied with by the Company.

(iv) Estimate of investment

The total investment in the widening works will be approximately RMB10.54 billion (approximately HK$9.943) and mainly constituting of the payment to be made in cash by the Company to contractors in respect of engineering, construction and material costs upon entering into contracts. Such investment will be made in accordance with 公路基本建設工程投資估算編制辦法 (the Regulations on basic road construction project investment budgeting) issued by the Ministry of Communications. Approximately 43% of the total investment, being RMB4.54 billion (approximately HK$4.283 billion) will be financed from internal funds of the Company, and the remainder will be raised by the Company through other means of financings. Considering the amount of accumulated cash reserve of the Company and the availability of commercial bank loans with two banks having indicated their willingness to lend to the Company in connection with the widening of the Expressway, the Board of Directors (including the independent non-executive directors) are of the view that the Company has and will have sufficient working capital upon making such investment.

(v) Organisation of construction and arrangement of works

Under the overall plan of the widening, works on the road bed and the bottom structure of medium and small bridges, large bridges and extra-big bridges widening of part of the interchanges and part of the road surface will be completed in 2004; works on big bridges and extra-big and part of the road surface will be completed by 2005; rest of the road surface, protection engineering works, transport safety facilities works, transport works and building construction works will be completed by 2006, and the Company aims to commence eight-lane operation in 2006.

3. *Valuation*

The Company has commissioned American Appraisal China Limited and, in compliance with the requirements of the Shanghai Stock Exchange, 上海東洲資產評估有限公司 (Shanghai Orient Certified Appraisal Co., Ltd.) (a company licensed by the China Securities Regulatory Commission under licence No. 0000136 to carry on the business of asset assessments in relation to securities business) to conduct a valuation of the project of the widening works. The valuation adopted 31 January 2004 as the base day, and used the present value method for assessing the value of the shareholder's interests on the basis of the reports issued by Scott Wilson Limited on the traffic flow forecast of the Shanghai-Nanjing Expressway and the corresponding income, costs and expenses in the coming years, without taking into account any discount to be made for lack of marketability, at a discount rate of 11.7% (taking into consideration the uncertainty of financial budgeting during the period of widening, the discount rate after the widening will be higher) the valuation of the widened expressway with an operating term expiring on 26 June 2032 is assessed at RMB16.062 billion (approximately HK$15.153 billion). At a discount rate of 10.7%, the valuation of the expressway without the widening work and an operating term expiring on 26 June 2027 is RMB13.884 billion (approximately HK$13.098 billion). Thus, the Company's investment in the project of the widening works is expected to result in a noticeable increase in the Shareholders' revenue.

4. *Reasons and Benefits for Widening the Shanghai-Nanjing Expressway*

In view of the economic development of the Jiangsu Province, the Board of Directors believes that the demand for road transport in the Jiangsu Province will continue to grow substantially. In order to align with the increasing traffic flow, the Board of Directors believe that it is imperative to widen the Shanghai-Nanjing Expressway for the reasons as set out below:

- The demand of road transport in the Jiangsu Province has been increasing as a result of the fast economic growth in the region, which has recorded at a rate higher than the national average in recent years. The escalating foreign trade and the increasingly outward-oriented economy will lead to growing demand for a quick, safe, reliable and flexible road transport system. The expected increase in imports and exports conveyed by containers will also add to the demand for road transport. Considering the emphasis of the Central Government of the PRC on encouraging economic development along the Yangtze River Delta, the business and trading activities in those areas are expected to prosper resulting in rapid growth and optimization of the medium and short distance transport, such as road transport, in the Jiangsu Province (the demand is expected to come from automobiles, manufacturing,

machinery, electronics, communication and chemical industry), while road transport is also expected to be a crucial mode of transport for new and advanced technology industry or high value-added industry. The number of private vehicles is expected to rise as the living standard in the surrounding area improves and it is further expected that the rapid development of domestic and international tourism which will bring about an increase in the number of outward trips per capita will result in higher demand for passenger road transport in the future.

- At present, the actual hourly speed in some sections of the existing four-lane Shanghai-Nanjing Expressway is much lower than their designed hourly speed because of the density of traffic, abundance of slow-going overloaded vehicles, and road repairs works. All of the above factors has caused a decrease in road services standard and an inability for the Shanghai-Nanjing Expressway to meet the road users' demand for speed, safety and smooth traffic flow. As the main corridor joining the economically-advanced Southern Jiangsu Province with Shanghai, the traffic flow of the Shanghai-Nanjing Expressway will continue to grow at a high rate. In order to meet the substantial and increasing demand for road transport in future, it is necessary to expand the capacity of the Shanghai-Nanjing Expressway with a view to speed up enhance its traffic notwithstanding the increased traffic flow.

- The Shanghai-Nanjing Expressway is the road transport between Shanghai and Nanjing offering speed and convenience. The expansion works project will further bring its advantages into full play and thereby further consolidate its status as the backbone in the Southern Jiangsu road grid and as a main artery in the national road grid.

- The Company's investment in the expansion works project aims to achieve a sustainable growth in its business. It will be a significant step to maintain and improve the Company's good operating results, enhance its services standard and brand image, reinforce its leading position among the operators of national expressways and listed companies engaged in transport business. The widening of the Shanghai-Nanjing Expressway will also help to reinforce its role as the "Golden Corridor" in the economically advanced Southern Jiangsu and to enhance its core competitiveness.

5. *Working Capital*

The Company's investment in the widening of the Shanghai-Nanjing Expressway will be funded by both its internal resources and bank financing. Considering the amount of accumulated cash reserve of the Company and the availability of the commercial bank loan, the directors (including the independent non-executive directors) are of the view that the Company should have sufficient working capital.

6. *Listing Rules*

The investment to be made in the widening works is a substantial capital investment. As it is estimated that the investment of approximately RMB10.54 billion (HK$9.943 billion) will be more than 25% but less than 100% of the audited consolidated assets of the Company as at 31 December 2003, it will constitute a major transaction under Rule 14.06(3) of the Listing Rules and will require the approval of Shareholders in accordance with Rule 14.33 of the Listing Rules.

Pursuant to Rules 14.62 and 14.71 of the Hong Kong Listing Rules, the Company has commissioned its auditors to review the accounting policies and calculations for the business valuation. In addition, the Company has received a letter from Shenyin Wanguo Capital (H.K.) Limited stating that they have satisfied themselves that the business valuation by the Directors have been stated after due and careful enquiry.

Under the Shanghai Listing Rules, the Company's investment in the widening works is an asset acquisition and requires the approval of the Shareholders in general meeting.

The board of directors of the Company (including the independent non-executive directors) have confirmed that the business valuations have been made after due and careful enquiry. The board of directors have issued their opinion in respect of the result of the assessment of the investment and the independent directors of the Company have also issued their opinion on the qualification and capability of the domestic valuer and the traffic consultants as required under the notice numbered 證會計字[2004]1號 (No. 1 of 2004 Zhengjiankuajizi) entitled "關於進一步提高上市公司財務信息披露質量的通知" (Notice on further enhancement of the quality of disclosure of financial information by listed companies) issued by 中國證券監督管理委員會 (China Securities Regulatory Commission) and the requirements of the Shanghai Stock Exchange.

江蘇交通控股有限公司 (Jiangsu Communications Holding Company Ltd.), the controlling shareholder of the Company has given its consent to the widening project and agreed to vote in favour of the relevant resolution at the Annual General Meeting.

C. Acquisition of the New Operating Rights of the Nanjing-Shanghai Class 2 Highway

1. *Introduction*

The Nanjing-Shanghai Class 2 Highway is an important arterial highway running from Shanghai to Nanjing. The Nanjing-Shanghai Class 2 Highway, together with Shanghai-Nanjing Expressway, constitutes collectively a busy highway transport corridor with the Shanghai-Nanjing Expressway acting as the main line and the Nanjing-Shanghai Class 2 Highway acting as an auxiliary line. However, owing to the low operational standard of the original Nanjing-Shanghai Class 2 Highway, its services standard is not in line with the economic development of the areas along the highway. Thus, in order to ensure traffic can be diverted effectively from the Shanghai-Nanjing Expressway during the implementation of the expansion works project, it is imperative and pressing to rebuild and widen the Nanjing-Shanghai Class 2 Highway, an important traffic-diverting road from the Shanghai-Nanjing Expressway. The plan to widen the Nanjing-Shanghai Class 2 Highway has been approved by 江蘇省計劃發展委員會 (the Jiangsu Provincial Development Planning Committee). The Jiangsu Provincial Government has also approved the term of the operation of Nanjing Shanghai Class 2 Highway be extended by 12 years to 26 June 2024. The expansion work commenced in July 2003 with an aim to be completed and open for traffic by the end of 2004 and to ensure full completion of works by 1 October 2005.

The Nanjing-Shanghai Class 2 Highway is located in the Jiangsu Province and runs from the Dongyangfang Interchange of the Outer Ring Road of Nanjing to Anting, which is located at the border between the Jiangsu Province and Shanghai, passes through the cities of Zhenjiang, Changzhou, Wuxi and Suzhou en route. The total length of the section is approximately 271.1 km.

Pursuant to the "Contract for the Transfer of the Operating Rights of the Shanghai-Nanjing Expressway" entered into between Jiangsu Highway Bureau and the Company on 11 June 1997, Jiangsu Highway Bureau assigned to the Company the Operating Right of the Nanjing-Shanghai Class 2 Highway for a term of 15 years. On 27 June 1997, Jiangsu Highway Bureau and the Company entered into a "Supplemental Contract in relation to the Contract in respect of the Highway Operating Right of the Shanghai-Nanjing Expressway" granted to the Company, pursuant to which the consideration for the transfer of the Highway Operating Right of the Nanjing-Shanghai Class 2 Highway was reduced from the original RMB1,349,833,000 (approximately HK$1,273,427,000) to RMB1,345,786,000 (approximately HK$1,269,609,000).

2. *Widening of the Nanjing-Shanghai Class 2 Highway*

The widening work in respect of the Nanjing-Shanghai Class 2 Highway will be carried out in selected sections with single-side merging and partial segregation and the original second class double-lane dual highway will be widened into a first class four-lane dual highway and will be fully funded by the Jiangsu Provincial Government. The construction work for the Nanjing-Shanghai Class 2 Highway covers the section running from Anting, which is located at the border between the Jiangsu Province and Shanghai, runs through the cities of Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing, and ends at the Dongyangfang Interchange of Nanjing. The widening work will be carried out along the existing road in general, but adjustments and fine tuning of the contour will be carried out for certain sections of the Nanjing-Shanghai Class 2 Highway, such as the sections near Wuxi, Changzhou, Kunshan and Danyang. The widening work will cover a total length of 280 km, and will be coordinated and implemented by Jiangsu Highway Bureau.

Cross-section of general section of Nanjing-Shanghai Class 2 Highway after widening.


Unit: cm
2550/2
2550/2
200
3250
E
1.52H
75
250
50
2x375
50
200
50
2x375
50
250
75
4%
2%
2%
4%
3%
1
200
2360

NOTE:

① — Road Shoulder, Earth

② — Road Shoulder, Cemented

③ — Road Shoulder, belt

④ — Carriage Way

⑤ — Central Partition

All members (including independent non-executive directors) of the Board of Directors approved unanimously on 1 April 2004 that the Second Supplemental Agreement shall be entered into by the Company with Jiangsu Highway Bureau to acquire the new operating rights, effectively also extending the term of the Company's existing Highway Operating Right of the Nanjing-Shanghai Class 2 Highway subsequent to the widening project. The Second Supplemental Agreement was executed on 14 April 2004.

3. *Reasons and Benefits for Entering into the Second Supplemental Contract*

To Fully Utilize the Corridor resources

The Shanghai-Nanjing Expressway and the Nanjing-Shanghai Class 2 Highway, the Highway Operating Rights of which are currently owned by the Company, complement each other and collectively constitute a road corridor between Nanjing and Shanghai. The development of high-speed rail transport in the future is bound to ensue a re-distribution of resources for transport between Nanjing and Shanghai. For road transport to maintain its leading position in the corridor, it is necessary to enhance its competitiveness and the widening of the Nanjing-Shanghai Class 2 Highway is therefore imperative.

To Reinforce the Status of the Nanjing-Shanghai Class 2 Highway in the Road Grid

The Nanjing-Shanghai Class 2 Highway is an arterial line in its locality and a main line in the grid of trunk roads in the Jiangsu Province. As the existing technology standard of the Nanjing-Shanghai Class 2 Highway does not correspond with its importance in the road grid, it is necessary to rebuild it. Furthermore, the completion of the widening works in respect of Nanjing-Shanghai Class 2 Highway in advance will relieve the pressure on transportation of Shanghai-Nanjing Expressway during the widening period.

The Nanjing-Shanghai Class 2 Highway runs nearly parallel with the Shanghai-Nanjing Expressway. In order to eliminate horizontal competition, the Company acquired the Highway Operating Rights of Nanjing-Shanghai Class 2 Highway for a term of 15 years in June 1997. Subsequent to the widening and improvement works, it is imperative for the Company to continue to acquire the new operating rights in order to consolidate the Company's leading position in the Nanjing Shanghai corridor and to ensure a steady increase of the Company's operational benefits.

To Meet the Requirements of Social and Economic Development of the Society and the Planning in the Locality

The Nanjing-Shanghai Class 2 Highway is one of the main roads in the areas it passes through, it is located closer to towns and cities when compared to the Shanghai-Nanjing Expressway. As its access is open, it becomes a corridor for convergence from the local towns. In view of the accelerating urbanisation, it was and is desirable to widen and improve the capacity of the Nanjing-Shanghai Class 2 Highway to meet the requirements of the economic and township developments in the region.

4. *Traffic flow of Nanjing-Shanghai Class 2 Highway over the years*

Statistics on the Traffic flow of Nanjing-Shanghai Class 2 Highway over the years:

Daily average toll traffic	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**
(Vehicle/day)	47,571	45,174	42,909	42,357	42,434	41,442	39,958

The directors attribute the reduction trend to the shift in the use from the Nanjing-Shanghai Class 2 Highway to Shanghai-Nanjing Expressway. The reduction in 2003 was also attributable to the Widening of the Nanjing-Shanghai Class 2 Highway.

5. *Major Terms of the Second Supplemental Agreement*

Date:	14 April 2004
Parties:	(i) the Company (ii) Jiangsu Highway Bureau
New Operating Rights:	The Highway Operating Rights of the Nanjing-Shanghai section of National Highway 312 and, in particular, comprising of the Highway Operating Rights of (1) the part of Nanjing-Shanghai Class 2 Highway which is incorporated into National Highway 312 after widening and reconstruction, commencing from 27 June 2012 and ending on 26 June 2024, and (2) the additional lane of Nanjing-Shanghai Class 2 Highway after its widening, commencing from delivery for use and ending on 26 June 2024.
Delivery Date:	Aims to deliver use of the Nanjing-Shanghai Class 2 Highway on 1 January 2005 but no later than 1 October 2005.
Term of New Operating Rights:	Expiring on 26 June 2024
Consideration for the New Operating Rights:	RMB2.7 billion (approximately HK$2.547 billion) The consideration for the new operating rights is determined by friendly consultations between the parties. The Directors (including independent non-executive directors) are of the view that the terms of the relevant contract are fair and reasonable and are in the interests of the shareholders of the Company.

The Company shall, within 7 days after the signing in the second supplemental agreement, pay Jiangsu Highway Bureau RMB1 billion (approximately HK$943,000,000), another RMB1 billion (approximately HK$943,000,000) shall be paid on 30 May 2004, another RMB670 million (approximately HK$632 million) shall be paid on 31 December 2004, and the balance, being RMB30,000,000 (approximately HK$28,000,000) shall be paid to Jiangsu Highway Bureau within 7 days after the delivery of the Nanjing-Shanghai Class 2 Highway for use.

The above payment schedule may be adjusted according to the actual progress of the widening works of the Nanjing-Shanghai Class 2 Highway upon further negotiations between the parties.

The consideration payable in respect of the new operating rights will be funded by way of bank loans. The Directors, including independent non-executive directors, taking into account the accumulated cash reserve and the availability of commercial bank loans, are of the view that the Company has and will have sufficient working capital.

Jiangsu Highway Bureau's Undertaking: It will obtain the land use right attaching to the new operating rights prior to the new operating rights is delivered, and that prior to the expiry date of the new operating rights, the right to use the land shall be exclusively the Company's that no assignment, mortgage, sub-letting, third party interests or any other encumbrances will be create against such land use right.

6. *Traffic Forecast of Nanjing-Shanghai Class 2 Highway*

In respect of the acquisition of the new operating rights of the Nanjing-Shanghai Class 2 Highway, the Company has commissioned Scott Wilson Limited to conduct on the traffic flow forecast of the Nanjing-Shanghai Class 2 Highway for the period from 2004 to 2024. By 2010, it is expected that the aggregate daily average revenue of all toll stations will have an increase of approximately 45% when compared with those prior to the widening of the highway.

Forecast of Traffic Flow of Nanjing-Shanghai Class 2 Highway after widening:

Year	**2003**	**2006**	**2012**	**2022**	**2024**
Daily Average Toll Traffic (number of vehicle/days)	39,958	79,565	76,148	120,520	128,777

7. *Valuation of the Acquisition of the New Operating Rights for the Nanjing-Shanghai Class 2 Highway*

The Company has commissioned American Appraisal China Limited and, in accordance with the requirement of the Shanghai Stock Exchange, Shanghai Orient Certified Appraisal Co., Ltd., to conduct a valuation of the acquisition of the new operating rights for the Nanjing-Shanghai Class 2 Highway by discount cash flow method. Such valuation is conducted by adopting 31 January 2004 as the base day and an acquisition price of RMB2.7 billion (approximately HK$2.547 billion); with the new operating rights expiring on 26 June 2024 after the widening work and land use rights obtained by Jiangsu Highway Bureau by way of administrative allocation; disregarding land use right fee, using the present value method to assess the value of the shareholders' interests without considering the discount for lack of marketability. At a discount rate of 11.7% (considering the uncertainty involved in the financial budgeting of Nanjing-Shanghai Class 2 Highway during the widening period, the discount rate after widening is higher than that before widening), the valuation of the widened highway is RMB0.947 billion (approximately HK$0.893 billion). At a discount rate of 10.7% the value of the operating rights expiring on 26 June 2012 prior to the widening is assessed to be RMB0.920 billion (approximately HK$0.868 billion), and taking into account the repayment of the principal and interest on the financing in relation to the acquisition, there will be a slight increase in the Shareholders' interest after acquisition by the Company of the new operation rights of for the Nanjing Shanghai Class 2 Highway.

8. *Listing Rules*

Under Rule 14.06(2) of the Hong Kong Listing Rules, the acquisition by the Company of the New Operating Rights of the Jiangsu section of the Nanjing-Shanghai Class 2 Highway is a disclosable transaction.

Pursuant to Rules 14.62 and 14.71 of the Hong Kong Listing Rules, the Company has commissioned its auditors to review the accounting policies and calculations for the business valuations. In addition, the Company has received a letter from Shenyin Wanguo Capital (H.K.) Limited stating that they have satisfied themselves that the business valuations by the Directors have been stated after due and careful enquiry.

Under Rule 7.2.2 of the Shanghai Listing Rules, the signing of the relevant contract constitutes an asset acquisition for which disclosure shall be made by way of an announcement at the time of signing of the relevant contract.

The board of directors of the Company (including the independent non-executive directors) have confirmed that the business valuations have been made after due and careful enquiry. The board of directors have issued their opinion in respect of the result of the assessment of the investment and the independent directors of the Company have issued their opinion on the qualification and capability of the domestic valuer and the traffic consultants as required under the notice numbered 證會計字[2004]1號 (No. 1 of 2004 Zhengjiankuajizi) entitled "關於進一步提高上市公司財務信息披露質量的通知" (Notice on further enhancement of the quality of disclosure of financial information by listed companies) issued by 中國證券監督管理委員會 (China Securities Regulatory Commission) and the requirements of the Shanghai Stock Exchange.

D. **Amendments of Articles**

The amendments to Appendix 3 of the Hong Kong Listing Rules have come into operation on 31 March 2004. Appendix 3 of the Hong Kong Listing Rules sets out the provisions with which a listed company's articles of association should conform.

In order to make the Articles consistent with the amended Appendix 3 of the Hong Kong Listing Rules, the Articles is proposed to be amended as follows:

Articles No.	**Existing Articles of Association**	**Proposed amendments to the Articles of Association (deletion shown by way of strikethrough and new additions by way of underline)**
76(3)	Nil	In the event that any member is, under the listing rules of the Hong Kong Stock Exchange, required to abstain from voting on any particular resolution at a general meeting of the Company or restricted to voting only for or only against any particular resolution at a general meeting of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.
101(2)	The intention to nominate a candidate as a director and the candidate's notice expressing his acceptance of such nomination shall be lodged to the Company not more than 42 days and not less than 7 days prior to the convening of the general meeting.	The intention to nominate a candidate as a director and the candidate's notice expressing his acceptance of such nomination shall be lodged to the Company ~~not more than 42 days and not less than~~ at least 7 days prior to the ~~convening~~ date of the general meeting in relation to the election of director but not earlier than the day immediately after the date of the relevant notice of general meeting in relation to the election of director.

E. Appointment of New Director

It is proposed by the board that Mr. Xi Jia Quan be elected as a director of the Company at the Annual General Meeting. A brief introduction of Mr. Xie is set out below.

XIE Jia Quan, gentleman, born in 1951, university graduate, senior engineer. Mr. Xie joined 江蘇省交通規劃設計處 (The Communications Planning and Design Institute of the Jiangsu Province) as technician and assistant in 1978; promoted to the position of deputy head of the Communications Planning and Design Institute in 1985, since 1992, he had been appointed to positions as the deputy head of 江蘇省高速公路建設指揮部工程處 (the Construction Office of the Expressway Construction Commander Office of the Jiangsu Province) the deputy head of 計劃處 (the Planning Office), deputy chief engineer and field commander of the Expressway Construction Commander Office; in August 2003, he was appointed deputy chief commander of the widening works commander office of Communications Holding, and in January 2004, he was appointed and is currently as the general manager of the Company. Mr. Xie is a senior expert experienced in the construction of expressway and management.

It is proposed that a director service contract be entered into between the Company and Mr. Xie for the term commenced on the date of the Annual General Meeting and ended on the date of the annual general meeting to be held in 2006. Either party may terminate the service contract by giving not less than 3 months' prior written notice to the other.

Mr Xie as the general manager of the Company will receive an annual salary of RMB240,000.

Mr. Xie does not have any relationship with any directors, supervisors, senior management or substantial or controlling shareholders of the Company and does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

F. Financial and Operating Prospects of the Group

With the commencement of the Widening of Shanghai-Nanjing Expressway and the Widening of the Nanjing-Shanghai Class 2 Highway, the directors would expect that the traffic volume and the toll to be collected will be affected during the Widening. Nevertheless, based on the traffic forecasts prepared by Scott Wilson, it is expected upon completion of the widening works on Shanghai-Nanjing Expressway and the Nanjing-Shanghai Class 2 Highway, daily traffic flows of 67,332 and 76,148 vehicles are expected in 2012. As such, the directors are of the view that the financial and operating prospects of the Group after completion of the Widening of the Nanjing-Shanghai Class 2 Highway and the Widening of the Shanghai Nanjing Expressway is promising.

Shareholders should be cautioned that although due and careful enquiry has been made in preparation for the traffic forecast and the directors believe that the assumptions made are reasonable, the operation and maintenance estimate and the business valuation, the forecasts are based on assumptions as set out in Appendix I, II and III respectively. In the event any of the basis and assumption does not hold, the actual outcome of the widened Shanghai-Nanjing Expressway and the new operating rights to be acquired may differ from what are being set out in the appendices to this Circular.

G. Annual General Meeting

The Annual General Meeting of the Company will be held in Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC on Monday, 28 June 2004 at 9:00 am. A notice of the general meeting is set out in Appendix VII to this Circular. Ordianary resolutions will be proposed for the purpose of approving ordinary matters in relation to annual general meeting, the widening of Shanghai-Nanjing Expressway and Mr. Xie Jie Quan' appointment and his service contract and a resolution will be proposed as special resolution for the purpose of approving the amendments to the articles of association. As there is no shareholder having an interest different from the other shareholders in respect of the resolutions to be proposed in the Annual General Meeting, all shareholders of the Company may vote at the Annual General Meeting. The board of directors consider that the terms of the resolutions proposed to be passed in the Annual General Meeting fair and reasonable and in the interests of the shareholders of the Company as a whole and recommends shareholders to vote for all the resolutions.

In particular, in respect of the resolution numbered 7 regarding the Widening of the Shanghai-Nanjing Expressway. Having taken into account the significant economic benefits to be brought by the widening to the national economy, its improvement to the existing passage conditions of the Shanghai-Nanjing Expressway, its alleviation of the ever-increasing road traffic congestion, its effective reduction of the vehicles operating costs, its substantial saving of travelling time, its reduction of accidents and further enhancement of the function of Shanghai-Nanjing Expressway as a transport corridor, its positive impact on the regional economy and urbanization, and, moreover, the stable enhancement of the Company's financial benefits following the further stable growth of the traffic flow after the widening, the board of directors of the Company considers that the proposed Widening of the Shanghai-Nanjing Expressway is in the interests of the shareholders as a whole and recommends the shareholders to vote in favour of the resolutions to be proposed at the shareholders' Annual General Meeting to approve the investment in the widening.

For H Shareholders, whether or not you are able to attend the meeting, you are requested to (i) properly complete and return the accompanying shareholders' reply slip to the Company as soon as possible and, in any event, prior to 8 June 2004; (ii) to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company not less than 24 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Ad Hoc General Meeting or any adjournment thereof.

The proxy form for use by domestic shareholders shall be published on the 10 May 2004 in China Securities Daily and Shanghai Securities Daily and on the website of the Company (www.jsexpressway.com). Domestic shareholders shall fill out the proxy form in accordance with the instructions thereon and return to the Company's address prior to 8 June 2004.

Notwithstanding the completion of the proxy form, you may still attend and vote at the Annual General Meeting. Under these circumstances, you will be deemed as having withdrawn your appointment of the proxy.

H. Other Information

The Company

The Company is a joint-stock limited company established in the PRC. Its registered address is at 69 Shigu Road, Nanjing, Jiangsu, the PRC. Its legal representative is Shen Chang Quan. The Company principally engages in the investment, construction, operation and management of the toll roads and expressways in Jiangsu Province.

Jiangsu Highway Bureau

Jiangsu Highway Bureau is an institution legal person the establishment of which was applied through 江蘇省交通廳 (the Communications Department of the Jiangsu Province) and approved by 江蘇省編制委員會 (the Jiangsu Provincial Establishment Committee) on 23 July 1988 by way of "Su Bian (88) No. 190". Its institution legal person certificate number is "Shi Zheng No. 132000000041". Its legal address is 69 Shigu Road, Nanjing, Jiangsu, the PRC. Jiangsu Highway Bureau provides highway maintenance and administration to ensure a smooth flow of highway traffic. Jiangsu Highway Bureau is commissioned by the Transport Department of the Jiangsu Province to take charge of highway construction and maintenance; to make adjustments to highway administration and highway grid; and to carry out industry management over the location of stations collecting highway stipulated fees, vehicle operation fees and vehicle toll fees. Jiangsu Highway Bureau is not an entity engaged in commercial operation. The Company confirms that, to the best of the knowledge, information and belief of and after all reasonable enquires by the Board of Directors, Jiangsu Highway Bureau and its ultimate controlling shareholder or equivalent being the PRC Government are independent third parties not being connected persons or associates of a connected person of the Company (as defined under the Hong Kong Listing Rules).

Please refer to Appendices I and II to this Circular for the letters from Scott Wilson in relation the traffic forecast and operation and maintenance costs estimation, Appendix III to this Circular for the letter from American Appraisal on business valuation in respect of the Widening of the Shanghai-Nanjing Expressway and the Widening of the Nanjing-Shanghai Class 2 Highway.

As the business valuations are prepared on the basis of discount cash flow method, the valuations have been deemed profit forecasts. The Company has appointed Deloitte Touche Tohmatsu to review the accounting policies and calculation of the forecasts as set out in the business valuation, a report of which is set out in Part A of Appendix IV. The Company has also received a letter from Shenyin Wanguo Capital (H.K.) Limited that they have satisfied themselves that the business valuations have been stated after due and careful enquiry, the text of which is set out in Part B of Appendix IV. The Directors (including the independent non-executive directors confirmed that the business valuations have been made after due and careful enquiry. As set out in the announcements of the Company published on 15 April 2004, the board of directors have issued their opinion in respect of the result of the valuations and the independent directors have issued their opinion on the qualifications and capabilities of the domestic valuer and the traffic consultant consultant in accordance with the requirement under

the notice numbered 證監會計字[2004]號 (No. 1 of 2004 Zhengjiankuajizi) entitled "關於進一步提高上市公司財務信息披露質量的通知" (Notice on further enhancement of the quality of disclosure of financial information by listed companies) issued by 中國證監督管理委員會 (China Securities Regulatory Commission) and the requirements of the Shanghai Stock Exchange.

Financial information and general information of the Company is set out in Appendices V and VI to this Circular, respectively.

By order of the board
Jiangsu Expressway Company Limited
Shen Chang Quan
Chairman

The following is the text of a letter prepared for inclusion in this circular, received from Scott Wilson Limited in connection with the traffic forecasts for the widening of Shanghai-Nanjing Expressway & Nanjing-Shanghai Class 2 Highway.


偉
信
Scott
Wilson

Scott Wilson Limited
38th Floor
Metroplaza Tower 1
223 Hing Fong Road
Kwai Fong
Hong Kong

5 May 2004

The Directors
Jiangsu Expressway Company Limited

Dear Sirs,

Widening of Shanghai-Nanjing Expressway &
Nanjing-Shanghai Class 2 Highway
Traffic Forecast Study

Scott Wilson Limited (the "Consultant") was appointed by Jiangsu Expressway Company Limited (the "Company") to carry out independent traffic forecasts for widening of the two study roads as follows:

- Jiangsu Section of Shanghai-Nanjing Expressway (the "Huning Expressway")
- Jiangsu Section of Nanjing-Shanghai Class 2 Highway(the "Nanjing-Shanghai Class 2 Highway")

All reasonable and professional skill, care and due diligence has been exercised in preparing the Traffic Forecast Study Final Report. A summary of the findings of this report is set out below:

1. INTRODUCTION

The following is a brief description of the study roads:

The Huning Expressway, which has been fully operational since 15 September 1996, is part of the key strategic east-west route between Shanghai and Chengdu in Sichuan Province. The Huning Expressway links Shanghai with Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing. The length of Jiangsu Section is 258 km. This road is currently a dual two-lane expressway.

Nanjing-Shanghai Class 2 Highway is the old road linking Shanghai, Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing. The length is 271 km. Whilst some sections of this road have been upgraded, it is generally of Class 2 standard, with a single two-lane carriageway. And some sections have been updated to Class 1, with a dual two-lane highway.

The locations of the two study roads are shown in Figure A.


Wuxi

Figure A Study Roads

In these years, economic growth rates were higher than originally anticipated in jiangsu province, especially in southern Jiangsu, and the traffic in Huning Expressway has grown very rapidly in these years and the grown rate of weight average is 18.3%, As a result, the service levels of road is becoming lower and lower, some sections, such as the Wuxi and Suzhou Secions, of the Huning Expressway are always very congested with low service levels.In response, the Company are considering plans to widen the Huning Expressway to boost its capacity, to cope with the continue growth.

A further issue arising from the development of industrial centres in southern Jiangsu, is that toll stations along Nanjing-Shanghai Class 2 Highway, originally on the peripheries of a number of cities are now within these cities, as a direct consequence of new development. This study also needs to investigate the feasibility and potential impact of repositioning such toll collection stations into inter-urban locations, to ease the toll administration of the Company and reduce the potential for

unauthorised toll leakage. The company have finished the study about the moving toll stations in Nanjing-Shanghai Class 2 Highway ,and Suzhou Toll Station, Xichen Toll Station, Lingjiatang Toll Station have be relocated on 31 August 2003.

This study is based on the various widening plans provided by the Company as follows:

- Widening the Huning Expressway from dual-two to dual-four standard between 2004 and 2006;

- Widening and upgrading Nanjing-Shanghai Class 2 Highway to dual-two Class 1 standard between July 2003 and December 2004;

In all, these study cases have been considered in this study, one for the Huning Expressway and one for Nanjing-Shanghai Class 2 Highway. Within each study case, various road improvement scenarios are tested as follows:

1. **Study Case of Huning Expressway**

- "Do Nothing": neither the Huning Expressway nor Nanjing-Shanghai Class 2 Highway widened, but a new dual two-lane expressway will be built parallel to the Huning Expressway;

- "Widening Only": the Huning Expressway widened from dual-two to dual-four lane standard; Nanjing-Shanghai Class 2 Highway is widened and upgraded to dual two-lane Class 1 standard. However, a new dual two-lane expressway will not be built parallel to the Huning Expressway.

2. **Study Case of Nanjing-Shanghai Class 2 Highway**

- "Do Nothing": neither the Huning Expressway nor Nanjing-Shanghai Class 2 Highway are widened, but a new dual two-lane expressway will be built parallel to the Huning Expressway;

- "Widening Only": the Huning Expressway is widened from dual-two to dual-four lane standard; Nanjing-Shanghai Class 2 Highway is widened and upgraded to dual two-lane Class 1 standard. However, a new dual two-lane expressway will not be built parallel to the Huning Expressway.

2. OBJECTIVES AND SCOPE OF SERVICES

The scope of services provided by the Consultant comprised of:

1) Gathering existing traffic data for different vehicle types on the highway network within the study area.

2) Collecting current and historical socio-economic data to assist in understanding historical trends and predicting likely future trends in the study area.

3) Collecting and analysing the latest origin-destination survey information and classified vehicle counts in the study area to determine the existing traffic situation.

4) Developing a traffic forecasting model for the study area. This model will relate generated traffic flows to socio-economic development and has been validated using current traffic count data.

5) Preparing traffic forecasts for the years 2003, 2006, 2012, 2022, 2027, 2032 in the study case of Huning expressway . and for the years 2003, 2006, 2012, 2022, 2024 in the study case of Nanjing-Shanghai Class 2 Highway.

6) Preparing independent traffic and toll revenue forecasts for vehicle toll categories from 2003 to 2032. Forecast traffic volumes for intermediate years are derived by linear interpolation.

7) Submitting a report on the independent traffic and revenue forecasts, including the forecast methodology and assumptions, in a form suitable for the Company.

3. TRAFFIC FORECAST METHODOLOGY

The traffic forecast methodology for this study consists of the following stages:

1) Review of future economic growth rates for Jiangsu Province.

2) Elasticity analysis to determine the income elasticity of trip levels for the forecast period.

3) Computation of future interzonal matrix growth rates, for assignment years 2003, 2006, 2012, 2022, 2024, 2027 and 2032, for both vehicle types.

4) Definition of appropriate future road networks for the assignment years 2003, 2006, 2012, 2022, 2024, 2027 and 2032, including all planned highway schemes, toll charges and likely road conditions. Additional network assumptions are made covering the Do Nothing and Widening Only Cases.

5) Determination of future behavioural values of time and vehicle operating costs by vehicle type by assignment year, incorporating any predicted changes in the compositions of passenger and goods vehicles.

6) Traffic assignment to the future road network for each assignment year based on future year forecasting parameters.

7) Conversion of forecast traffic volumes by the two vehicle types into toll categories on the Huning Expressway and Nanjing-Shanghai Class 2 Highway.

8) Adoption of maximum capacities on the Huning Expressway and Nanjing-Shanghai Class 2 Highway, corresponding with the various widening scenarios.

9) Derivation of forecast traffic volumes for the Huning Expressway and Nanjing-Shanghai Class 2 Highway.

10) Estimation of forecast toll revenues for the Huning Expressway and Nanjing-Shanghai Class 2 Highway. Interpolation by toll category is used to derive forecasts for years not modelled.

4. MAJOR MODEL ASSUMPTIONS

The major assumptions adopted in the traffic forecast model comprised of the following:

1) **GDP**

Gross Domestic Product (GDP) has been taken as the economic indicator as the GDP forecasts for the relevant cities are readily available and generally represents the economic situation of the cities. GDP growth rates in the study area assumed in the forecast cases are as given in Table 1:

Table 1: GDP Forecasts In the Future Years

Period	Central Jiangsu	South Jiangsu	North Jiangsu	Jiangsu Province
2002-2010	9.9%	10.6%	10.1%	10.1%
2011-2020	8.2%	8.5%	8.5%	8.5%
2021-2032	6.4%	6.6%	6.7%	6.7%

2) **Elasticity**

It is unlikely that traffic will increase in tandem with GDP over the longer term and hence elasticity indices can be expected to gradually decline. In the case of passenger vehicles, there will be a limit on the number of vehicles people own and the number of journeys made, after which consumption will switch to other sectors of the economy. In the case of goods vehicles, increased efficiency over time is likely to reduce empty-running vehicles. In addition, at present rail freight growth is suppressed due to rail network capacity constraints. Therefore the income elasticity of goods vehicle traffic is likely to be higher in the short term than it was in recent years. Once the capacity of rail or waterways is increased, goods vehicle traffic growth is likely to slow down. The elasticity indices derived are presented in Table 2.

Table 2: Income Elasticity of Passenger and Goods Vehicle Traffic In the Future Years

Period	Passenger Vehicles	Goods Vehicles
2002-2010	0.98	1.00
2011-2020	0.92	0.92
2021-2032	0.83	0.83

3) **Current Toll Rates On The Study Roads**

The current toll rates on the study roads are different, the consultant has considered the effect on the different toll rates. the toll rates on the study roads are given in Tables 3-5.

Table 3: Current Toll Rate at Other Toll Stations on Nanjing-Shanghai Class 2 Highway

Toll Category	Description	Toll (RMB per vehicle)
1	Bicycles, Motorcycles	3
2	Tractors	5
3	Passenger Vehicles: 1 to 20 seats Goods Vehicles: up to 2 tonnes	10
4	Passenger Vehicles: 21 to 50 seats Goods Vehicles: 2 to 5 tonnes	20
5	Passenger Vehicles: over 50 seats Goods Vehicles: 5 to 10 tonnes	30
6	Goods Vehicles: over 10 tonnes but less than 40 tones	3
	Goods Vehicles: over 40 tones	1.5

Table 4: Current Toll Rate at Gunan Toll Station on Nanjing-Shanghai Class 2 Highway

Toll Category	Description	Toll (RMB per vehicle)
1	Bicycles, Motorcycles	10
2	Tractors	20
3	Passenger Vehicles: 1 to 20 seats Goods Vehicles: up to 2 tonnes	30
4	Passenger Vehicles: 21 to 50 seats Goods Vehicles: 2 to 5 tonnes	40
5	Passenger Vehicles: over 50 seats Goods Vehicles: 5 to 10 tonnes	80
6	Goods Vehicles: over 10 tonnes	120

The Price Bureau, Finance Administration Department and Communications Department of Jiangsu Province have revised the expressway toll standard in December 2003. Since 1 January 2004, all expressway tolls will be increased by 12.5% over the current standard for the period of 10 years. The Consultant's revenue forecast from 2004-2013 is based on the revised toll rates as shown in Table 5.

Table 5: Current Toll Rate on Huning Expressway

Toll Category	Description		Toll Rate (RMB per km)		
	Passenger Vehicle	Goods Vehicle	Before	After	Toll Increase
1	1 to 6 seats		0.40	0.45	12.5%
2	7 to 20 seats	up to 2 tonnes	0.6	0.675	12.5%
3	21 to 50 seats	2 to 5 tonnes	0.8	0.90	12.5%
4	over 50 seats	5 to 10 tonnes	1.0	1.125	12.5%
5		10 to 20 tonnes	1.2	1.35	12.5%
6		Over 20 tonnes	1.6	1.80	12.5%

4) Toll Increase Scenarios

According to common practice, all revenue forecasts are reported on real prices (i.e. inflation factor is not considered). However, the actual toll adjustment mechanism allows some toll increases after a period of time due to inflation. Should inflation occur in the future, the revenue forecast model should consider toll increase due to inflation. As requested by the Client, the Consultant has considered toll increase for the Huning Expressway for the period 2004-2013 based on the revised toll rates as given in Table 5 above. For the period 2014-2032, the toll rates on the Huning Expressway will be increased by 25% in every 10 year due to inflation. Regarding the Nanjing-Shanghai Class 2 Highway, the Consultant assumes that there will be 25% toll increase in every 10 years since 2007 in the "Do Nothing" case and 25% toll increase since 2005 in the "Widening Only" case. In the view that the toll adjustment is generally applied to the whole network, therefore a specific study on the impact of toll increase on traffic flow has not been conducted in the traffic forecasting process. We assume that the traffic flows on the study roads will remain unchanged after toll increases.

5) Weight-Related Toll Rates

According to the joint announcement made by the Price Bureau, Finance Administration Department and Communications Department of Jiangsu Province, all goods vehicles will be charged tolls based on their loads carried and all overloaded vehicles will be charged additionally for their overloaded tonnages effective from 28 December 2003. Based on the new regulations, new toll standards will be implemented on 28 December 2003 on all toll stations of the Huning

Expressway as well as on the Suzhou Wangting toll station, Wuxi Luoshe toll station and Changzhou Bengniu toll station of the Nanjing-Shanghai Class 2 Highway. The charging standards for goods vehicles are summarised as follows:

a. Normal Good Vehicles (Not overloaded) Toll Rates:

Huning Expressway:

Loads Carried	**Toll Rates**
≤ 10 tonnes	RMB 0.09 per tonne km
10 - 40 tonnes	RMB 0.09 - 0.05 per tonne km (i.e. decrease linearly)
≥ 40 tonnes	RMB 0.05 per tonne km

Notes:

1) Load carried ≤ 5 tonnes will be charged as 5 tonnes;

2) Toll charge < RMB 20 will be charged as RMB 20.

Nanjing-Shanghai Class 2 Highway:

Loads Carried	**Toll Rates**
≤ 10 tonnes	RMB 2 per tonne
10 - 40 tonnes	RMB 2-1.75 per tonne (i.e. decrease linearly)
≥ 40 tonnes	RMB 1.75 per tonne

Notes:

1) Toll charge < RMB 10 will be charged as RMB 10.

b. Overloaded Goods Vehicles Toll Rates

Huning Expressway and Nanjing-Shanghai Class 2 Highway:

Overloaded Percentages	**Toll Charges**
Overloading ≤ 30%	Charged as normal goods vehicles
30% < Overloading ≤ 50%	Normal load plus 30% overloading will be charged as normal goods vehicles; The rest of overloading will be charged 1.5 times of normal goods vehicles
50% < Overloading ≤ 100%	Normal load plus 30% overloading will be charged as normal goods vehicles; The rest of overloading will be charged 2 times of normal goods vehicles
Overloading >100%	Normal load plus 30% overloading will be charged as normal goods vehicles; The rest of overloading will be charged 3 times of normal goods vehicles

Despite of the new toll standards above, the Consultant has estimated the toll revenues on the study roads based on the old toll standards. The reasons are summarised as follows:

1. This study has the study period between June and August 2003. During this period, the weight-related toll charging mechanism was only in a discussion stage and there was no formal announcement issued regarding the new toll charging standards. Therefore, the Consultant was unable to use the new toll standards in our study.

2. During the traffic forecasting model development stage, some major parameters were derived in this study based on the original toll charging structure. For example, the Base Year (2003) traffic flow data used for model calibration were derived from toll revenue records with the original toll structure. Therefore, in the traffic forecasting stage, the final traffic assignment was also conducted based on the original toll charging structure. However, if we are to develop a new traffic forecasting model based on the new toll charging structure which hasn't been implemented before in China, the traffic and revenue forecasts produced may not be as accurate as those based on the original toll charging structure due to the lack of experience in some major parameters and historical data for model calibarion.

3. Because the new toll charging standards will be implemented to all other highways within Jiangsu Province as well as the Huning Expressway and Nanjing-Shanghai Class 2 Highway, in effect there will not be significant traffic diversions and change in vehicle compositions among them, Therefore, we consider that it is reasonable to develop the traffic forecasting model to produce traffic and revenue forecasts based on the original toll charging standards.

4. Based on the current conditions, the overloading behaviours of goods vehicles are very common in our study area. Because all overloaded vehicles will now be charged additionally for their overloading, the toll revenues collected for the Huning Expressway and Nanjing-Shanghai Class 2 Highway may increase slightly based on the new toll charging standards. Therefore, our toll revenue forecast based on the original toll charging standards is considered to be conservative.

6) Future Year Road Networks

The Jiangsu Province highway network development plan was collected. In order to understand the implications of new roads on the study area, they were incorporated into the future year road network models for the years 2006, 2012, 2022, 2024, 2027 and 2032 as shown in Table 6. Their locations within Jiangsu Province are shown in Figure B.

Table 6: Planned Highway Network Development in Jiangsu Province

Road name	**Road Section**	**Opening Date**
	Expressways Projects	
S101 Nanjing-Suqian	Nanjing-Xuyu	2008
	Xuyu-Suqian	Existing
S102 Nanjing-Lianyungang	Nanjing-Huaian	Existing
	Huaian-Lianyungang	Existing
S103 Nanjing-Qidong	Nanjing-Nantong	Existing
	Nantong-Qidong	2005
S104 Nanjing-Gaochun	Nanjin-Shuangpaishi	Existing
	Shuangpaishi-Gaochun	Existing
S105 Nanjing-Maanshan	Nanjing-Maanshan	Existing
S201 Lianyungang-Suzhou	Ganyu-Guanyun	Existing
	Guanyun-Nantong	2008
	Nantong-Suzhou	2008
	Suzhou-Jiaxing	Existing

Road name	Road Section	Opening Date
	Expressways Projects	
S202 Yancheng-Jinjiang	Yancheng-Jinjiang	Existing
S203 Haian-Liyang	Haian-Yangzhou	2010
	Yangzhou-Zhenjiang	2005
	Zhenjiang-Liyang	2005
S301 Yancheng-Xuzhou	Yancheng-Huaian	2010
	Huaian-Xuzhou	2008
S302 Taicang-Lishui	Taicang-Jiangyin	2004
	Jiangyin-Changzhou	2006
	Changzhou-Lishui	2010
S303 Wuxi-Yixing	Wuxi-Yixing	2003
G010 Ganyu-Huaqiao	Ganyu-Huaqiao	Existing
G020 Hanzhuang-Wushao	Hanzhuang-Wushao	2005
G020B Xinyi-Huaian	Xinyi-Huaian	Existing
G045 Lianyungang-Xuzhou	Lianyungang-Xinyi	Existing
	Xinyi-Xuzhou	Existing
G055 Huning	Huning	Existing
G065A Yixing-Nanjing	Yixing-Lishui	2004
	Lishui-Nanjing	2010
	Bridges Projects	
B1 Nanjing third Bridge	Bridge	2005
B2 Nanjing Second Bridge	Bridge	Existing
B3 Runyang Bridge	Bridge	2005
B4 Jianyin Bridge	Bridge	Existing
B5 Sutong Bridge	Bridge	2008
B6 Huchongsu Tunnel	Bridge	2010


SHANDONG PROVINCE
Anhui
Province
Existing Expressway
Planned Expressway
National Highway
Provincial Highway

Figure B Jiangsu Province Committed Road Improvements

7) **Road Capacities**

Levels of service of highways are defined in the Highway Capacity Manual of the Transportation Research Board of the United States of America, which is commonly used in the PRC. Levels of service refer to the traffic flow conditions on roads and are used in the definition of highway capacity. For each level of service a different capacity may be defined, signifying the maximum capacity at which that given level of service may be maintained. The levels of service, from A to F are defined in Table 7.

Table 7: Level of Service Definitions

Level of Service	**Definition**
Level of Service A	Free traffic flow; drivers are not affected by other drivers and enjoy a high degree of freedom in the choice of travelling speeds and manoeuvres.
Level of Service B	Stable traffic flow; drivers maintain a relatively high degree of freedom in the choice of travelling speeds and manoeuvres whilst being required to be aware of other drivers.
Level of Service C	Stable traffic flow; although drivers are required to be more alert and are restricted in the choice of travelling speeds and manoeuvres.
Level of Service D	Dense but stable traffic flow; relatively greater restrictions on the choice of travelling speeds and manoeuvres.
Level of Service E	Generally unstable traffic flow; operations close to maximum capacity, travelling speeds significantly reduced and manoeuvres highly restricted.
Level of Service F	Operations beyond maximum capacity; congested traffic flow and periodic halts.

The caps on the Huning Expressway correspond with Level-Of-Service C. The caps on Nanjing-Shanghai Class 2 Highway correspond to Level-Of-Service D. According to this level, Flows on the Huning Expressway were capped at 51,500 Vehicles per day (two-way) in the dual 2-lane case and at double this amount (102,900 Vehicles per day, two-way) in the dual 4-lane case. Nanjing-Shanghai Class 2 Highway was capped at 15,100 Vehicles per day (two-way) before the with-widening and 38,280 Vehicles per day (two-way) under the with-widening scenarios.

8) **Lengths of Traffic Forecast Periods**

The lengths of traffic forecast periods coincide with the end of the Company's franchise periods for operating the Huning Expressway and Nanjing-Shanghai Class 2 Highway. Under both widening scenarios, the lengths of traffic forecast Periods are shown in Table 8.

Table 8: Lengths of Traffic Forecast Periods

Scenario	Huning Expressway	Nanjing-Shanghai Class 2 Highway
Do Nothing	2027	2012
Widening Only	2032	2024

5. CONCLUSION

The traffic forecast model developed for the study was calibrated and validated using the 2002 independently observed traffic counts, together with the 2002 permanent traffic count data. The Consultant concluded that the model provides a suitable basis for estimating future traffic flows on the Huning Expressway and Nanjing-Shanghai Class 2 Highway. The traffic forecasts generated (in vehicle per day) are summarized in the Tables 9-12. The revenue forecasts generated (in Million RMB) under the toll increase scenarios are summarized in the table 13-16.

Table 9: Forecast AADT on Huning Expressway — Do Nothing

Toll Category	2003	2006	2012	2022	2027
Toll Category 1	12,664	12,908	11,177	14,165	16,938
Toll Category 2	7,970	7,784	7,753	9,651	10,342
Toll Category 3	6,527	7,216	8,000	9,144	8,761
Toll Category 4	3,132	2,913	3,531	4,062	3,936
Toll Category 5	695	540	1,088	1,921	2,231
Toll Category 6	50	103	598	1,416	1,788
Total	31,038	31,462	32,148	40,359	43,997

Note: AADT - the weight average traffic on the Huning Expressway (Vehicles/day)

Table 10: Forecast AADT on Huning Expressway — Widening Only

Toll Category	2003	2006	2012	2022	2027	2032
Toll Category 1	12,664	13,583	23,542	36,242	40,777	43,138
Toll Category 2	7,970	8,550	16,220	22,087	22,314	22,015
Toll Category 3	6,527	8,245	16,690	20,392	18,525	17,291
Toll Category 4	3,132	3,386	7,366	9,171	8,493	8,099
Toll Category 5	695	630	2,267	4,221	4,650	4,762
Toll Category 6	50	120	1,247	3,113	3,725	3,936
Total	31,038	34,513	67,332	95,227	98,484	99,240

Note: AADT - the weight average traffic on the Huning Expressway (Vehicles/day)

Table 11: Forecast AADT on Nanjing-Shanghai Class 2 Highway — Do nothing

Toll Category	2003	2006	2012
Toll Category 1	212	221	179
Toll Category 2	1,485	1,620	1,316
Toll Category 3	25,243	27,955	23,781
Toll Category 4	9,437	11,944	10,224
Toll Category 5	3,145	3,355	2,907
Toll Category 6	436	427	377
Total	39,958	45,522	38,783

Note: AADT - the summary toll traffic of the toll stations on Nanjing-Shanghai Class 2 Highway (Vehicles/day)

Table 12: Forecast AADT on Nanjing-Shanghai Class 2 Highway — Widening Only

Toll Category	2003	2006	2012	2022	2024
Toll Category 1	212	373	328	510	548
Toll Category 2	1,485	2,743	2,409	3,750	4,029
Toll Category 3	25,243	49,061	46,999	74,543	79,674
Toll Category 4	9,437	20,791	19,978	31,648	33,786
Toll Category 5	3,145	5,846	5,688	8,953	9,556
Toll Category 6	436	750	746	1,117	1,184
Total	39,958	79,565	76,148	120,520	128,777

Note: AADT - the summary toll traffic of the toll stations on Nanjing-Shanghai Class 2 Highway (Vehicles/day)

Table 13: Annual Toll Revenue on Huning Expressway (without Toll Increase)

Year	Do Nothing	Widening Only
2003	1,733	1,733
2006	1,939	2,252
2012	2,198	4,486
2022	3,248	6,672
2027	3,779	7,094
2032	—	7,330

Table 14: Annual Toll Revenue on Nanjing-Shanghai Class 2 Highway(without Toll Increase)

Year	Do Nothing	Widening Only
2003	230.8	230.8
2006	217.9	457.2
2012	238.2	445.1
2022	—	675.9
2024	—	718.5

Table 15: Annual Toll Revenue on Huning Expressway (with Toll Increase)

Year	Do Nothing	Widening Only
2003	1,733	1,733
2006	1,939	2,252
2012	2,198	4,486
2022	4,060	8,340
2027	5,905	11,084
2032	—	11,453

Table 16: Annual Toll Revenue on Nanjing-Shanghai Class 2 Highway (with Toll Increase)

Year	Do Nothing	Widening Only
2003	230.8	230.8
2006	272.4	571.5
2012	297.8	556.4
2022	—	1056.1
2024	—	1122.6

Yours faithfully,
For and on behalf of
Scott Wilson Limited
Samuel C F Wong
Associate

The following is the text of a letter prepared for inclusion in this Circular, received from Scott Wilson Limited in connection with the operation and maintenance costs estimation for the Shanghai-Nanjing Expressway and the Nanjing-Shanghai Class 2 Highway.


偉
信
Scott
Wilson

Scott Wilson Limited
38th Floor
Metroplaza Tower 1
223 Hing Fong Road
Kwai Fong
Hong Kong

5 May 2004

The Directors
Jiangsu Expressway Company Limited

Dear Sirs,

Shanghai-Nanjing Expressway and Nanjing-Shanghai Class 2 Highway Operation and Maintenance Costs Estimation

Scott Wilson Limited (the "Consultant") was appointed by Jiangsu Expressway Company Limited (the "Company") to carry out an independent estimation of the operation and maintenance costs for the two study roads as follows:

- Shanghai-Nanjing Expressway (the "Expressway")
- Nanjing-Shanghai Class 2 Highway (the "Highway")

All reasonable and professional skill, care and due diligence has been exercised in preparing the Operation and Maintenance Costs Estimation Final Report. A summary of the findings of this report is set out below:

1. INTRODUCTION

The following is a brief description of the study roads:

The Shanghai-Nanjing Expressway, which has been fully operational since 15 September 1996, is part of the key strategic east-west route between Shanghai and Chengdu in Sichuan Province. The Expressway links Shanghai with Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing. This road is

currently a dual two-lane expressway and runs broadly parallel to the Nanjing-Shanghai Class 2 Highway, but with a more direct alignment. The Nanjing-Shanghai Class 2 Highway is the old road linking Shanghai, Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing. Whilst some sections of this road have been upgraded, it is generally of Class 2 standard, with a single two-lane carriageway. And some sections have been updated to Class 1, with a dual two-lane highway.

2. OBJECTIVES AND SCOPE OF SERVICES

The scope of services provided by the Consultant comprised:

- Estimation of the operation and maintenance costs of the Shanghai-Nanjing Expressway (2004 to 2027), the Nanjing-Shanghai Class 2 Highway (2004 to 2012) for the "Do Nothing" scenario (i.e. neither the Shanghai-Nanjing Expressway nor Nanjing-Shanghai Class 2 Highway widened); and

- Estimation of the operation and maintenance costs of the Shanghai-Nanjing Expressway (2004 to 2032), the Nanjing-Shanghai Class 2 Highway (2004 to 2024) for the "Widening Only" scenario (i.e. the Shanghai-Nanjing Expressway widened from dual-two to dual-four lane standard; Nanjing-Shanghai Class 2 Highway widened and upgraded to dual two-lane Class 1 standard).

3. BASIS OF REPORT

The Consultant's report was based on the following:

- Interview with senior managers of the Company;

- Review of the existing maintenance programmes of the Expressway and Highway provided by the Company;

- Review of the expenditure records of the Expressway and Highway provided by the Company;

- Site visits conducted from 16 June 2003 to 20 June 2003; and

- Widening programmes of the Expressway and Highway provided by the Company.

The Consultant has not been involved in the technical audit of the design standards, the construction specifications and quality of the completed works for the Expressway and Highway. Therefore, it has been assumed that the current construction has been designed and constructed to the appropriate national standards, which are acceptable by the approving authorities. Provided adequate specific and periodic maintenance was carried out, the structures and road pavement should perform satisfactorily in their appropriate design life.

4. MANAGEMENT STRUCTURE

The Company is responsible for managing the Expressway and Highway. Its management structure is illustrated below:


Shareholder Committee
Supervision
Directorate
Secretary Office of Directorate
General Manager
Managing and Developing Corp.
Management Centre of Nanjing-Shanghai Class 2 Highway
Suzhou Management Centre
Wuxi Management Centre
Changzhou Management Centre
Zhenjiang Management Centre
Nanjing Management Centre
Administration Office
Financial and Accounting Department
Operation Department
Management Department
Party Committee Office
Labour Union
Human Resources Department
Investment and Development Department
Engineering Department
Expressway Administration
Disciplines Committee

Under the management headquarters established in Maqun, the five management centres established for the Expressway (in Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing) are responsible for managing and maintaining the Expressway in five sections. Their duties involve central control, expressway administration, maintenance and tolling.

Management centre of Nanjing-Shanghai Class 2 Highway established for the Highway are responsible for managing and maintaining the Highway. The duties of this centre involve highway administration, maintenance and tolling.

The Consultant considers the organizational structure of the Company satisfactory since it will ensure a quick response to incidents that require a prompt response and a segregation of maintenance responsibility to a reasonable scale.

5. EXISTING CONDITIONS AND WIDENING PROGRAMME

During the site visis of the Expressway and Highway, visual inspections of the infrastructures for the Expressway and Highway were conducted. The existing conditions and widening progammes of the Expressway and Highway are summarized as follows:

- The Expressway is a dual two-lane expressway that has been in operation for 7 years. The main route of the Expressway is 26 metres wide. It is planned to upgrade to dual-4 lane standard in the near future. After widening, the main route of the Expressway will be 42.5 metres wide.

- The Highway comprises newly constructed and reconstructed sections. It is generally a single two-lane highway. Certain sections are of Class 1, dual two-lane highways. As the Highway has undergone various reconstructions, the width of the road surface ranges from 9 to 22 metres. It is planned to upgrade to Class 1, dual-2 lane standard in the near future. After widening, the main route of the Highway will be 22.5 metres wide.

- Damages on FMJs were noted during the inspection of the Expressway and some of the drainholes on the bridge deck were found blocked. Local scaling, spalling and cracking of concrete were commonly observed for some old bridges during the site visit of the Highway and damages on the bridges railings of the Highway were also observed.

- Most sections of the Highway have been in operations for many years, some major defects such as fatigue cracking, wheeltrack rutting, uneven settlement and material stripping occur due to repeated loading, resulting in poor riding and safety quality and requiring frequent maintenance. Especially, failure of the hardshoulder surface in a number of locations due to uneven settlement was found during the site visit of the Highway.

- Given the current traffic and road conditions on the Expressway and Highway, if there are no widening plans to improve these roads, it is envisaged that some major maintenance works will be needed inevitably in the near future in order to maintain their safety requirement.

6. ESTIMATION OF OPERATING AND MAINTENANCE COSTS

An estimation of the operation and maintenance costs was conducted on the Expressway and Highway. The costs estimation allows for general management and administration cost, staff cost, routine maintenance, specific maintenance and major maintenance. However capital investments such as installation of a new traffic and surveillance system, construction of new administration building and quarters for staff, purchase or renting of office space for the headquarter and the like, have not been included. All calculations are based on 2003 unit prices provided by the Company and have not taken inflation into account.

The estimated operation and maintenance costs (at 2003 price) are summarized below:

Shanghai-Nanjing Expressway (Do Nothing)

(Unit: RMB)

2003	2006	2012	2022	2027
385,185,777	363,576,000	253,343,000	249,565,000	414,669,000

Shanghai-Nanjing Expressway (Widening Only)

(Unit: RMB)

2003	2006	2012	2022	2027	2032
385,185,777	237,687,000	301,001,000	299,849,000	599,399,000	347,550,000

Nanjing-Shanghai Class 2 Highway (Do Nothing)

(Unit: RMB)

2003	2006	2012
58,760,441	123,516,000	65,898,000

Nanjing-Shanghai Class 2 Highway (Widening Only)

(Unit: RMB)

2003	2006	2012	2022	2024
58,760,441	74,384,000	84,376,000	91,011,000	92,319,000

Yours faithfully
For and on behalf of
Scott Wilson Limited
Samuel C F Wong
Associate

The following is the text of a letter prepared for inclusion in this Circular, received form American Appraisal China Limited in connection with the business valuation for the widening of the Shanghai-Nanjing Expressway and the Nanjing-Shanghai Class 2 Highway.


American Appraisal
International Valuation Consultancy

香港灣仔告士打道108號
大新金融中心15樓1506-10室
Rm 1506-10, 15/F
Dah Sing Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
電話 Tel : (852) 2511 5200
傳真 Fax : (852) 2511 9826
www.american-appraisal.com.hk

PRC Offices:
Hong Kong • Beijing • Shanghai • Guangzhou • Shenzhen

5 May, 2004

Ref: 04/0432

The Directors
Jiangsu Expressway Company Ltd.
69 Shigu Road, Nanjing
Jiangsu Province
China

Dear Sirs or Madams,

In accordance with your instructions, we have made appraisals of the fair market value of 100% equity interest of Shanghai-Nanjing Expressway, the Jiangsu Section (the "Expressway") and Nanjing-Shanghai Class 2 Highway, the Jiangsu Section (the "Class 2 Highway"), operated by Jiangsu Expressway Company Ltd. (the "Company") as of January 31, 2004.

The purpose of our valuation was to assist the Company in determining the fair market value of the Expressway and the Class 2 Highway before and after the widening project as of January 31, 2004. It is our understanding that this appraisal is to be used for public announcement purpose. The brief profiles of the Expressway and Class 2 Highway are as follow:

	Mileage (km)	Width Pre-widening	Width Post-widening	Operating Term pre-widening	Operating Term Post-widening	Expected Total Investment Cost by the Company	Construction Period
The Expressway	248	26 meters	42.5 meters	Jun. 97 - Jun. 27	Jun. 97 - Jun. 32	Rmb10.54 billion	2004-2006
The Class 2 Highway	271			Jun. 97 - Jun. 12	Jun. 97 - Jun. 24	Rmb2,700 million	Jul. 03 - Dec. 04

This letter identifies the property appraised, describes the basis of valuation and assumptions, explains the valuation methodology utilized, and presents our conclusion of value. Excluded from this appraisal are all real estate property, machinery, equipment, supplies, stocks, spare parts, materials on hand, computer software, inventories, current assets, current liabilities or any intangible assets that may exist.

Fair market value is defined as the estimated amount at which the business enterprise might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, and with the buyer and seller contemplating retention of the business at its present location for continuation of current operations unless the break-up of the business or the sale of its assets would yield greater investment returns

Equity interest of the Expressway and Class 2 Highway is defined for this appraisal as the total invested capital, net of the value of debt but including shareholders' loans, and is equivalent to shareholders' equity plus shareholders' loans. According to management of the Company, the projects we valued do not have any shareholders' loans.

Company Background

Incorporated on 1st August 1992 in Jiangsu Province of the People's Republic of China ("PRC"), the Company is principally engaged in investing, constructing, operating and managing toll expressways within Jiangsu Province. It also provides passenger transport and other ancillary services along with the expressways including fueling, catering, shopping, car repair, advertising and etc. Toll roads operated by the Company are located in the Yangtze Delta Region, and they are the key passages connecting the north and the south as well as the east and the west of Jiangsu Province. The Company is one of the largest listed companies in the industry and it has managed toll roads of over 700 km.

Method of Valuation

The fair market values of the equity interests of the Expressway and Class 2 Highway were developed through the application of the income approach technique known as the discounted cash flow method. In this method, the value depends on the present worth of future economic benefits to be derived from ownership of equity and shareholders' loans. Thus, an indication of value was developed by discounting future free cash flows available for distribution to shareholders and for servicing shareholders' loans to their present worth at market-derived rates of return appropriate for the risks and hazards of the toll road project.

When developing the discount rate to apply to the future economic income streams attributable to shareholders, the discount rate is the cost of equity. The cost of equity was computed to be 10.7% and 11.7% for valuing the Expressway and Class 2 Highway in pre-widening and post-widening scenarios.

Due to the changing environment in which the Company is operating, a number of assumptions have to be established in order to sufficiently support our concluded value of the business enterprise. The major assumptions adopted in this appraisal are:

- There will be no major changes in the existing political, legal, and economic conditions in PRC in which the Company carries on its business;

— There will be no major changes in the current taxation law in PRC, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

— Sufficient fund will be injected into the Company by its shareholders and/or through debt financing that is necessary to meet the capital expenditure requirements for completing the construction of the Expressway and Class 2 Highway on time;

— Loan repayment schedule in the loan agreement will be in accordance with repayment schedule in the Projection provided by management;

— Exchange rates and interest rates will not differ materially from those presently prevailing;

— The local inflation rate in Jiangsu Province will not differ significantly from the PRC nationwide inflation rate;

— The Company will obtain the approval for extension of operating terms of the Expressway and Class 2 Highway to 2032 and 2024 respectively;

— Subsequent rate increase assumed in the Projection will be approved by the Jiangsu Provincial Price Bureau;

— The government of Jiangsu Province will grant the Company the Land Use Certificate for land utilized in upgrading the Expressway;

— Industry trends and market conditions for the key industries of Jiangsu Province will not deviate significantly from economic forecasts;

— New alternative transportation modes in Jiangsu Province will not have substantial impact upon the financial projection of the Company; and

— No natural calamities that will have a major impact upon the economy and the traffic volume growth will occur in Jiangsu Province.

Our investigation included discussions with management of the Company with regards to the history, operations and prospects of the Expressway and Class 2 Highway. We also studied the unaudited financial statement, financial projection ("the Projection") as well as reviewed traffic consulting report done by Scott Wilson and other relevant documents that were furnished to us by management. We assumed that the data we obtained in the course of the valuation, along with the opinions and representations provided to us by the Company are true and accurate.

Sensitivity Analysis

A sensitivity analysis based on various discount rates for two toll roads before and after widening is distributed as follow:

Before Widening and after Lack of Marketability Discount (Unit: RMB Million)

Discount rate	8.7%	9.7%	10.7%	11.7%	12.7%
Expressway	12,437	11,350	10,413	9,574	8,847
Class 2 Highway	745	717	690	664	641

After Widening and Lack of Marketability Discount (Unit: RMB Million)

Discount rate	9.7%	10.7%	11.7%	12.7%	13.7%
Expressway	16,142	13,916	12,046	10,454	9,102
Class 2 Highway	911	802	710	630	561

Conclusion of Value

Based upon the investigation and analysis outlined above and on the appraisal methods employed, it is our opinion that as of January 31, 2004, the fair market value of pre and post widening of the Expressway and Class 2 Highway are reasonably stated by the amount as below:

Before Lack of Marketability Discount

	Fair Market Value as of Jan. 31, 2004	
	Pre-Widening	**Post-Widening**
The Expressway	RENMINBI THIRTEEN BILLION EIGHT HUNDRED AND EIGHTY FOUR MILLION ONLY (RMB13,884,000,000)	RENMINBI SIXTEEN BILLION AND SIXTY TWO MILLION ONLY (RMB16,062,000,000)
The Class 2 Highway	RENMINBI NINE HUNDRED AND TWENTY MILLION ONLY (RMB920,000,000)	RENMINBI NINE HUNDRED AND FORTY SEVEN MILLION ONLY (RMB947,000,000)

After Lack of Marketability Discount

	Fair Market Value as of Jan. 31, 2004	
	Pre-Widening	**Post-Widening**
The Expressway	RENMINBI TEN BILLION FOUR HUNDRED AND THIRTEEN MILLION ONLY (RMB10,413,000,000)	RENMINBI TWELVE BILLION AND FORTY SIX MILLION ONLY (RMB12,046,000,000)
The Class 2 Highway	RENMINBI SIX HUNDRED AND NINTY MILLION ONLY (RMB690,000,000)	RENMINBI SEVEN HUNDRED AND TEN MILLION ONLY (RMB710,000,000)

This conclusion of value was based on generally accepted valuation procedures and practices that rely extensively on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained.

We have not investigated the title to or any liabilities against the property appraised. We hereby certify that we have neither present nor prospective interests in the Company, the toll roads or the value reported.

Respectfully submitted,
For and on behalf of
AMERICAN APPRAISAL CHINA LIMITED

Ricky Lee
Assistant Vice President

James Kwok
Vice President

Investigated and reported by
James Kwok
Ricky Lee
Yvonne Dunn

As the business valuation is based on discount cash flow method, it is deemed to be a profit forecast under the Hong Kong Listing Rules. The Company received from its auditors, Deloitte Touche Tohmatsu, and Shenyin Wanguo Capital (H.K.) Limited the following letters prepared for inclusion in this Circular in respect of the business valuations.

A. **Report from Deloitte Touche Tohmatsu**

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

5 May 2004

The Board of Directors
Jiangsu Expressway Company Limited
69 Shigu Road, Nanjing
Jiangsu Province
PRC

Dear Sirs,

REPORT OF FACTUAL FINDINGS

In accordance with our engagement letter, we have performed the procedures agreed with you and enumerated below in relation to the supporting worksheets (the "Supporting Worksheets") to the business valuations report dated 5 May 2004 (the "Business Valuations Report") prepared by American Appraisal China Limited ("American Appraisal") in respect of Shanghai-Nanjing Expressway and Nanjing-Shanghai Class 2 Highway.

Our engagement was undertaken and conducted in accordance with the Statement of Auditing Standards 710 "Engagements to perform agreed-upon-procedures regarding financial information" issued by the Hong Kong Society of Accountants (the "HKSA"). The procedures were performed solely to assist the directors of the Jiangsu Expressway Company Limited (the "Company") to evaluate whether the Business Valuations Report was compiled properly so far as the calculations are concerned.

Our procedures are summarised as follows:

1. We obtained the Supporting Worksheets provided by the Company which comprise the following valuations of Shanghai-Nanjing Expressway and Nanjing-Shanghai Class 2 Highway (the "Valuations") under different scenarios:

   Valuations (in RMB billions)

	Widened	**No widening**
Shanghai-Nanjing Expressway	16.062	13.884
Nanjing-Shanghai Class 2 Highway	0.947	0.920

2. We checked the mathematical accuracy of the calculations of the Valuations contained in the Supporting Worksheets.

3. We made enquiry of American Appraisal whether the accounting policies of the Company have been adopted in the preparation of the Supporting Worksheets.

We report our findings below:

A. With respect to procedure 1, we obtained the Supporting Worksheets containing the calculations of the Valuations.

B. With respect to procedure 2, we found that the calculations of the Valuations contained in the Supporting Worksheets are mathematically accurate.

C. We were informed by American Appraisal that as this is a cash flow model no accounting policies of the Company have been adopted in the preparation of Supporting Worksheets.

Because the above procedures do not constitute either an audit or a review made in accordance with the Statements of Auditing Standards issued by the HKSA, we do not express any such assurance. For the avoidance of doubt, we further clarify that the above procedures do not constitute any valuation of Shanghai-Nanjing Expressway and Nanjing-Shanghai Class 2 Highway.

Had we performed additional procedures in accordance with the Statements of Auditing Standards issued by the HKSA, other matters might have come to our attention that would have been reported to you.

We consent to a copy of our report being made available to the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). However, for the avoidance of doubt, all duties and liabilities (including without limitation, those arising from negligence) to third parties, including the Stock Exchange, are specifically disclaimed. Our report is solely for your information and is not to be used for any other purpose or (subject to the foregoing) to be distributed to any other parties without our prior written consent. This report relates only to items specified above and does not extend to any financial statements of the Company, taken as a whole.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

B. **Report from Shenyin Wanguo Capital (H.K.) Limited**



Shenyin Wanguo Capital (H.K.) Limited
28th Floor
Citibank Tower
Citibank Plaza
3 Garden Road
Central
Hong Kong

5 May, 2004

The board of directors
Jiangsu Expressway Company Limited
69 Shiqu Road, Nanjing
Jiangsu Province
The People's Republic of China

Dear Sirs,

We refer to the report of business valuation prepared by American Appraisal China Limited ("American Appraisal") in relation to the appraisal of the fair market value of 100% equity interest of Shanghai-Nanjing Expressway, the Jiangsu Section and Nanjing-Shanghai Class 2 Highway, the Jiangsu Section as at 31 January, 2004 (the "Business Valuation") as set out in appendix 3 of the circular (the "Circular") issued by Jiangsu Expressway Company Limited (the "Company") dated 5 May, 2004.

We have reviewed the Business Valuation for which American Appraisal are responsible and discussed with you the information and documents provided by you which formed part of the bases and assumptions upon which the Business Valuation has been prepared. We have also considered the letter from Deloitte Touche Tohmatsu dated 5 May, 2004 addressed to yourselves regarding whether the Business Valuation was compiled properly so far as the calculations are concerned.

On the basis of the foregoing, we are of the opinion that the Business Valuation set out in the Circular, for which you as the directors of the Company are solely responsible, has been stated after due and careful enquiry by you.

Yours faithfully,
For and on behalf of
Shenyin Wanguo Capital (H.K.) Limited
Simon Lee
Director, Head of Corporate Finance

A. Set out below a summary of the consolidated balance sheets of the Group as at 31 December 2001, 2002 and 2003:

	At as 31 December		
	2003	**2002**	**2001**
	RMB'000	*RMB'000*	*RMB'000*
		(Restated)	*(Restated)*
Non-current assets			
Property, plant and equipment	12,119,028	11,276,734	11,513,447
Interests in associates	1,517,468	1,381,807	782,324
Long-term receivable — due after one year	—	—	73,157
	13,636,496	12,658,541	12,368,928
Current assets			
Inventories	9,875	7,743	5,815
Prepaid taxes	—	—	20,029
Long-term receivables — due within one year	—	—	7,910
Prepayments and other receivables	95,265	71,146	56,615
Designated deposits	255	109,067	9,234
Held-to-maturity securities	—	—	107,077
Bank balances and cash	1,536,774	719,611	775,623
	1,642,169	907,567	982,303
Current liabilities			
Other payables	109,967	104,536	108,775
Construction costs payable	77,251	58,741	68,041
Taxation	113,808	58,705	—
Unclaimed dividend	7,265	5,818	12,669
Long-term borrowings — due within one year	6,813	6,822	4,703
Short-term borrowings	1,400,000	120,000	210,000
	1,715,104	354,622	404,188
Net current (liabilities) assets	(72,935)	552,945	578,115
Total assets less current liabilities	13,563,561	13,211,486	12,947,043

	At as 31 December		
	2003	**2002**	**2001**
	RMB'000	*RMB'000*	*RMB'000*
		(Restated)	*(Restated)*
Non-current liabilities			
Long-term borrowings — due after one year	54,677	61,494	50,313
Deferred taxation	29,507	25,228	14,351
	84,184	86,722	64,664
Minority interests	400,250	396,503	378,845
	13,079,127	12,728,261	12,503,534
Capital and reserves			
Share capital	5,037,748	5,037,748	5,037,748
Reserves	8,041,379	7,690,513	7,465,786
	13,079,127	12,728,261	12,503,534

B. Set out below the audited consolidated income statements of the Group for each of the three years ended 31 December 2003:

	For the year ended 31 December		
	2003	**2002**	**2001**
	RMB'000	*RMB'000*	*RMB'000*
		(Restated)	*(Restated)*
Turnover	2,675,814	2,272,515	1,829,552
Cost of sales	(1,159,091)	(954,509)	(801,792)
Gross profit	1,516,723	1,318,006	1,027,760
Other operating income	38,712	33,529	37,660
Administrative expenses	(97,672)	(80,930)	(47,272)
Profit from operations	1,457,763	1,270,605	1,018,148
Finance costs	(8,899)	(10,727)	(19,064)
Amortisation of goodwill	(12,607)	(11,768)	(6,545)
Release of negative goodwill	519	519	519
Share of results of associates	97,198	60,320	34,813
Profit before taxation	1,533,974	1,308,949	1,027,871
Taxation	(505,219)	(434,120)	(173,892)
Profit before minority interests	1,028,755	874,829	853,979
Minority interests	(22,982)	(20,384)	(12,739)
Profit for the year	1,005,773	854,445	841,240
Dividend	730,473	654,907	629,719
Earnings per share			
- Basic	RMB0.20	RMB0.17	RMB0.17

C. Set out below is the auditor's report and the audited financial statements together with the notes on the annual accounts of the Group for the year ended 31 December 2003.

TO THE SHAREHOLDERS OF JIANGSU EXPRESSWAY COMPANY LIMITED
(incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages V-5 to V-31 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 1 April 2004

Consolidated Income Statement

For the year ended 31 December 2003

	Notes	**2003** *RMB'000*	**2002** *RMB'000* *(Restated)*
Turnover	4	2,675,814	2,272,515
Cost of sales		(1,159,091)	(954,509)
Gross profit		1,516,723	1,318,006
Other operating income		38,712	33,529
Administrative expenses		(97,672)	(80,930)
Profit from operations	6	1,457,763	1,270,605
Finance costs	7	(8,899)	(10,727)
Amortisation of goodwill		(12,607)	(11,768)
Release of negative goodwill		519	519
Share of results of associates		97,198	60,320
Profit before taxation		1,533,974	1,308,949
Taxation	10	(505,219)	(434,120)
Profit before minority interests		1,028,755	874,829
Minority interests		(22,982)	(20,384)
Profit for the year		1,005,773	854,445
Dividend	11	730,473	654,907
Earnings per share			
— Basic	12	RMB0.20	RMB0.17

Consolidated Balance Sheet

As at 31 December 2003

	Notes	2003	2002
		RMB'000	RMB'000
			(Restated)
Non-current assets			
Property, plant and equipment	13	12,119,028	11,276,734
Interests in associates	15	1,517,468	1,381,807
		13,636,496	12,658,541
Current assets			
Inventories	16	9,875	7,743
Prepayments and other receivables	17	95,265	71,146
Designated deposits	18	255	109,067
Bank balances and cash		1,536,774	719,611
		1,642,169	907,567
Current liabilities			
Other payables		109,967	104,536
Construction costs payable		77,251	58,741
Taxation		113,808	58,705
Unclaimed dividend		7,265	5,818
Long-term borrowings — due within one year	19	6,813	6,822
Short-term borrowings	20	1,400,000	120,000
		1,715,104	354,622
Net current (liabilities) assets		(72,935)	552,945
Total assets less current liabilities		13,563,561	13,211,486

	Notes	**2003** *RMB'000*	**2002** *RMB'000* *(Restated)*
Non-current liabilities			
Long-term borrowings — due after one year	19	54,677	61,494
Deferred taxation	21	29,507	25,228
		84,184	86,722
Minority interests		400,250	396,503
		13,079,127	12,728,261
Capital and reserves			
Share capital	22	5,037,748	5,037,748
Reserves		8,041,379	7,690,513
		13,079,127	12,728,261

The financial statements were approved and authorised for issue by the Board of Directors on 1 April 2004 and are signed on its behalf by:

Shen Chang Quan
DIRECTOR

Chen Xiang Hui
DIRECTOR

Balance Sheet

As at 31 December 2003

	Notes	2003	2002
		RMB'000	RMB'000
			(Restated)
Non-current assets			
Property, plant and equipment	13	9,673,830	8,851,952
Interests in subsidiaries	14	2,257,047	2,232,445
Interests in associates	15	1,334,619	1,259,268
		13,265,496	12,343,665
Current assets			
Inventories	16	5,950	7,365
Prepayments and other receivables	17	66,086	64,389
Designated deposits	18	—	109,067
Bank balances and cash		1,308,857	496,965
		1,380,893	677,786
Current liabilities			
Other payables		79,394	91,794
Construction costs payable		61,944	44,628
Taxation		104,453	48,407
Unclaimed dividend		7,265	5,818
Long-term borrowings — due within one year	19	6,813	6,822
Short-term borrowings	20	1,400,000	120,000
		1,659,869	317,469
Net current (liabilities) assets		(278,976)	360,317
Total assets less current liabilities		12,986,520	12,703,982

	Notes	**2003**	**2002**
		RMB'000	*RMB'000*
			(Restated)
Non-current liabilities			
Long-term borrowings — due after one year	19	54,677	61,494
Deferred taxation	21	27,198	25,228
		81,875	86,722
		12,904,645	12,617,260
Capital and reserves			
Share capital	22	5,037,748	5,037,748
Reserves	23	7,866,897	7,579,512
		12,904,645	12,617,260

Shen Chang Quan
DIRECTOR

Chen Xiang Hui
DIRECTOR

Consolidated Statement of Changes in Equity

For the year ended 31 December 2003

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Retained profits	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2002	5,037,748	5,730,454	293,780	146,891	1,294,661	12,503,534
Profit for the year	—	—	—	—	854,445	854,445
Appropriations	—	—	107,851	53,925	(161,776)	—
Dividend declared	—	—	—	—	(629,718)	(629,718)
At 31 December 2002	5,037,748	5,730,454	401,631	200,816	1,357,612	12,728,261
Profit for the year	—	—	—	—	1,005,773	1,005,773
Appropriations	—	—	109,289	54,645	(163,934)	—
Dividend declared	—	—	—	—	(654,907)	(654,907)
At 31 December 2003	5,037,748	5,730,454	510,920	255,461	1,544,544	13,079,127

Consolidated Cash Flow Statement

For the year ended 31 December 2003

	2003	2002
	RMB'000	*RMB'000*
Operating activities		
Profit from operations	1,457,763	1,270,605
Adjustments for:		
Depreciation of property, plant and equipment	442,239	373,876
Allowance for doubtful debts	103	136
Loss on write off/disposal of property, plant and equipment	6,276	3,890
Interest income	(9,094)	(22,202)
Operating cash flows before movements in working capital	1,897,287	1,626,305
Increase in inventories	(2,132)	(1,928)
(Increase) decrease in prepayments and other receivables	(29,222)	5,613
Increase (decrease) in other payables	5,431	(8,224)
Cash generated from operations	1,871,364	1,621,766
Interest paid	(8,899)	(10,727)
PRC income tax paid	(420,822)	(321,264)
Net cash generated from operating activities	1,441,643	1,289,775
Investing activities		
Investments in associates	(89,350)	(596,900)
Loan to an associate	(19,000)	—
Purchase of property, plant and equipment	(1,272,299)	(150,353)
Repayment of loan advanced to an associate	800	—
Repayment of long-term receivable	—	53,305
Repayment of receivable from former joint venture	5,000	—
Interest received	18,161	24,296
Dividend received from associates	31,984	23,549
Net cash used in investing activities	(1,324,704)	(646,103)

	2003	2002
	RMB'000	*RMB'000*
Financing activities		
Dividends paid	(653,460)	(636,569)
Dividends paid to minority shareholders	(19,235)	(7,726)
New long-term borrowings raised	—	19,055
Repayment of long-term borrowings	(6,826)	(5,755)
New short-term borrowings raised	1,500,000	450,000
Repayment of short-term borrowings	(220,000)	(540,000)
Capital injection from minority shareholders	—	5,000
Net cash generated from (used in) financing activities	600,479	(715,995)
Net increase (decrease) in cash and cash equivalents	717,418	(72,323)
Cash and cash equivalents at beginning of the year	819,611	891,934
	1,537,029	819,611
Cash and cash equivalents at end of the year, represented by		
Designated deposits	255	100,000
Bank balances and cash	1,536,774	719,611
	1,537,029	819,611

1. GENERAL

The Company was incorporated in the People's Republic of China (the "PRC") on 1 August 1992 as a joint stock limited company and its H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, respectively. Its ultimate holding company is Jiangsu Communications Holding Company Ltd. ("Jiangsu Communications") 江蘇交通控股有限公司, a stated owned enterprise incorporated in the PRC.

The principal activities of the Company are the investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway"), the Jiangsu section of the 312 National Highway (the "Nanjing-Shanghai Class 2 Highway"), Nanjing-Lianyungang Class 1 Highway-Nanjing Section ("Nanjing Section") and other toll roads in Jiangsu Province, and the provision of passenger transport services and other supporting services along the toll roads.

2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared on a going concern basis because the ultimate holding company has agreed to provide adequate funds to enable the Company to meet in full its ultimate financial obligations as they fall due for the foreseeable future.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Goodwill is capitalised and amortised on a straight line basis over its estimated useful life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented as a deduction from intangible assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the goodwill/less the negative goodwill in so far as it has not already been amortised/released to income, less any identified impairment loss.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

Revenue recognition

Toll revenue, net of business tax, is recognised on a receipt basis.

Sales of petrol are recognised when delivery has taken place.

Advertising income, emergency assistance income and revenue from sales of food and beverages are recognised when the services have been rendered.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Property, plant and equipment

Property, plant and equipment other than construction in progress are stated at cost less accumulated depreciation, amortisation and accumulated impairment losses.

Depreciation of the toll roads and structures and amortisation of land use rights are calculated to write off their cost, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants.

Depreciation of other items of property, plant and equipment is calculated using the straight-line method to write off the cost, after taking into account the estimated residual value of 3%, of each asset over its expected useful life. The expected useful lives of assets are the shorter of the expected useful lives of the assets or the remaining concession period. The expected useful lives of the assets are as follows:

Buildings	30 years
Safety equipment	10 years
Communication and signalling equipment	10 years
Toll stations and ancillary equipment	8 years
Motor vehicles	8 years
Other machinery and equipment	5 - 8 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Construction in progress is stated at cost which includes development expenditure and other direct costs, including interest cost on the related borrowed funds during the construction period attributable to the development of toll roads, buildings and structures for the Group's own use. Depreciation of these assets, on the same basis as other property, plant and equipment, commences when the assets are ready for their intended use.

Government subsidies

Government subsidies are recognised as income over the periods necessary to match them with the related costs.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Retirement benefit costs

Payments to statutory retirement fund schemes are charged as expense as they fall due.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the income statement.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. TURNOVER

	2003	**2002**
	RMB'000	*RMB'000*
Turnover comprises:		
Toll revenue	2,353,129	2,026,238
Sales of petrol	276,311	183,988
Sales of food and beverages	105,874	104,147
Emergency assistance income	54,445	56,812
Advertising income	20,843	24,014
	2,810,602	2,395,199
Less: Business tax and other related taxes	(134,788)	(122,684)
	2,675,814	2,272,515

5. SEGMENT INFORMATION

All the Group's operations are located and carried out in the PRC, and the principal activities of the Group is the operation and management of toll roads. Accordingly, no segment information by business and geographical segment is presented.

6. PROFIT FROM OPERATIONS

	2003	2002
	RMB'000	*RMB'000*
Profit from operations has been arrived at after charging:		
Staff costs including directors' remuneration	112,034	102,172
Retirement benefits scheme contributions	24,778	13,718
Total staff costs	136,812	115,890
Auditors' remuneration	1,180	1,250
Allowance for doubtful debts	103	136
Depreciation and amortisation of property, plant and equipment	442,239	373,876
Loss on write off/disposal of property, plant and equipment	6,276	3,890
Cost of inventories recognised as expense	369,012	271,798
and after crediting:		
Gain on disposal of investments in securities	—	4,288
Government subsidies received	19,648	—
Interest income from bank deposits	8,047	8,190
Interest income from designated deposits	1,047	14,012

7. FINANCE COSTS

	2003	2002
	RMB'000	*RMB'000*
Interest on bank and other borrowings wholly repayable:		
Within five years	8,067	9,895
Over five years	832	832
	8,899	10,727

8. DIRECTORS' AND SUPERVISORS' EMOLUMENTS

	2003	2002
	RMB'000	*RMB'000*
Director's fees	440	1,732
Other emoluments		
Salaries and other benefits	80	—
Contribution to retirement benefits scheme	10	—
	530	1,732

The amounts disclosed above include directors' fees of RMB293,000 (2002: RMB292,000) paid to independent non-executive directors.

The emoluments of each of the directors and supervisors for both years ended 31 December 2003 were within the emolument band ranging from nil to HK$1,000,000 (equivalent to RMB1,060,000).

9. EMPLOYEES' EMOLUMENTS

The five highest paid individuals during the year included one director (2002: four directors), details of whose emoluments are set out in note 8 above. The emoluments of the remaining four (2002: one) highest paid individuals were as follows:

	2003	2002
	RMB'000	*RMB'000*
Salaries and other benefits	698	120
Contribution to retirement benefit scheme	41	—
	739	120

The emoluments of each of the five highest paid individuals for both years ended 31 December 2003 were within the emolument band ranging from nil to HK$1,000,000 (equivalent to RMB1,060,000).

10. TAXATION

	2003	2002
	RMB'000	*RMB'000*
The charge comprises:		
PRC income tax	475,925	400,501
Deferred taxation *(Note 21)*	4,279	10,877
Taxation attributable to the Company and its subsidiaries	480,204	411,378
Share of taxation attributable to associates	25,015	22,742
	505,219	434,120

The Company and its subsidiaries are subject to PRC income tax rate of 33% (2002: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

The tax charge for the year can be reconciled to the profit per income statement as follows:

	2003		2002	
	RMB'000	%	*RMB'000*	%
Profit before taxation	1,533,974		1,308,949	
Tax at the domestic tax rate of 33% (2002: 33%)	506,211	33.0	431,953	33.0
Tax effect of tax losses not recognised	529	—	619	—
Tax effect of income not taxable for tax purpose	(2,501)	(0.2)	—	—
Tax effect of expenses not deductible for tax purpose	980	0.1	1,548	0.2
Tax charge and effective tax rate for the year	505,219	32.9	434,120	33.2

11. DIVIDEND

	2003	2002
	RMB'000	*RMB'000*
Final, proposed — RMB0.145 (2002: RMB0.13) per ordinary share	730,473	654,907

The final dividend of RMB0.145 (2002: RMB0.13) per ordinary share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

12. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the Group's profit for the year of RMB1,005,773,000 (2002: RMB854,445,000) and the weighted average number of 5,037,747,500 (2002: 5,037,747,500) ordinary shares in issue during the year.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for the two years ended 31 December 2003.

13. PROPERTY, PLANT AND EQUIPMENT

THE GROUP

	Toll roads and structures	Land use rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
COST										
At 1 January 2003	9,414,249	1,716,088	471,493	499,921	209,212	211,880	108,617	164,879	12,525	12,808,864
Additions	225,748	31,180	8,991	—	3,496	27,530	20,659	33,662	939,543	1,290,809
Transfers	—	—	12,837	—	—	5,042	5,316	6,021	(29,216)	—
Write off	—	—	(2,985)	—	—	(322)	(4,971)	(2,011)	(332)	(10,621)
At 31 December 2003	9,639,997	1,747,268	490,336	499,921	212,708	244,130	129,621	202,551	922,520	14,089,052
DEPRECIATION AND AMORTISATION										
At 1 January 2003	755,584	138,938	92,685	267,632	70,341	77,653	41,954	87,343	—	1,532,130
Provided for the year	259,667	40,524	15,484	48,491	20,308	25,953	10,153	21,659	—	442,239
Eliminated on write-off	—	—	(377)	—	—	—	(3,089)	(879)	—	(4,345)
At 31 December 2003	1,015,251	179,462	107,792	316,123	90,649	103,606	49,018	108,123	—	1,970,024
NET BOOK VALUES										
At 31 December 2003	8,624,746	1,567,806	382,544	183,798	122,059	140,524	80,603	94,428	922,520	12,119,028
At 31 December 2002	8,658,665	1,577,150	378,808	232,289	138,871	134,227	66,663	77,536	12,525	11,276,734

THE COMPANY

	Toll roads and structures	Land use rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
COST										
At 1 January 2003	7,160,341	1,716,088	372,921	423,811	208,082	127,931	102,139	150,637	11,890	10,273,840
Additions	225,748	20,188	5,996	—	3,494	27,530	17,959	25,210	913,791	1,239,916
Transfers	—	—	11,955	—	—	5,043	5,316	5,514	(27,828)	—
Disposals	—	—	(2,186)	—	—	—	(10,190)	(55,616)	—	(67,992)
At 31 December 2003	7,386,089	1,736,276	388,686	423,811	211,576	160,504	115,224	125,745	897,853	11,445,764
DEPRECIATION AND AMORTISATION										
At 1 January 2003	711,348	138,939	82,439	243,299	70,197	49,359	41,026	85,281	—	1,421,888
Provided for the year	219,085	40,524	12,197	41,108	20,232	15,775	8,989	14,582	—	372,492
Eliminated on disposals	—	—	(377)	—	—	—	(4,105)	(17,964)	—	(22,446)
At 31 December 2003	930,433	179,463	94,259	284,407	90,429	65,134	45,910	81,899	—	1,771,934
NET BOOK VALUES										
At 31 December 2003	6,455,656	1,556,813	294,427	139,404	121,147	95,370	69,314	43,846	897,853	9,673,830
At 31 December 2002	6,448,993	1,577,149	290,482	180,512	137,885	78,572	61,113	65,356	11,890	8,851,952

All the Group's buildings are situated in the PRC and held under medium-term land use rights.

14. INTERESTS IN SUBSIDIARIES

	2003	2002
	RMB'000	*RMB'000*
Unlisted investments, at cost	2,244,945	2,220,445
Amounts due from subsidiaries	12,102	12,000
	2,257,047	2,232,445

The amounts due from subsidiaries are unsecured and interest free. In the opinion of the directors, no repayment will be demanded within the next twelve months. Accordingly, the amounts are classified as non-current.

Details of the Company's subsidiaries, all of which are limited liability companies, as at 31 December 2003 are as follows:

Name	Place of registration/ operations	Paid up registered capital	Proportion of registered capital held by the Company		Principal activities
		RMB	*Directly*	*Indirectly*	
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	PRC	850,000,000	85.00%	—	Construction, management and operation of expressway
Nangjing Shuangshilou Hotel Co., Ltd.	PRC	1,010,000	95.05%	—	Provision of Chinese food
Jiangsu Ninghu Investment Development Co., Ltd.	PRC	100,000,000	95.00%	—	Infrastructure and industrial investments
Jiangsu Sundian Engineering Co., Ltd.	PRC	35,000,000	—	95.50%	Construction and maintenance of expressway

15. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Unlisted investments, at cost	—	—	1,334,619	1,258,468
Share of net assets of associates	1,405,410	1,278,054	—	—
Goodwill of associates	96,432	106,846	—	—
Negative goodwill of an associate	(3,374)	(3,893)	—	—
	1,498,468	1,381,007	1,334,619	1,258,468
Loan to an associate	19,000	800	—	800
	1,517,468	1,381,807	1,334,619	1,259,268

	Negative goodwill	Goodwill
	RMB'000	*RMB'000*
Goodwill (negative goodwill) of associates		
Gross amount		
At 1 January 2003	(5,191)	125,160
Arising on acquisition	—	2,193
At 31 December 2003	(5,191)	127,353
Amortisation		
At 1 January 2003	1,298	(18,314)
Release (charge) for the year	519	(12,607)
At 31 December 2003	1,817	(30,921)
Carrying amount		
At 31 December 2003	(3,374)	96,432
At 31 December 2002	(3,893)	106,846

The loan to an associate is unsecured and bears interest at 4.8% per annum (2002: interest free). In the opinion of the directors, no repayment will be demanded within the next twelve months, accordingly, the amount is classified as non-current.

The goodwill (negative goodwill) is amortised (released) to the income statement on a straight-line basis over 10 years.

Details of the Group's associates, all of which are limited liability companies, as at 31 December 2003 are as follows:

Name	Place of registration/ operations	Proportion of registered capital held by the Company		Principal activities
		Directly	*Indirectly*	
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	PRC	33.20%	—	Provision of passenger transportation service along the Shanghai- Nanjing Expressway
Jiangsu Yangtze Bridge Co., Ltd	PRC	26.66%	—	Investment, construction, operation and management of Jiangjin Yangtze River Bridge
Suzhou Sujiahang Expressway Co., Ltd.	PRC	33.33%	—	Investment, construction, operation and management of Sujiahang Expressway
China Transportation HEAD New technology (Shanghai) Co., Ltd.	PRC	35.71%	—	Computer software development
Jiangsu Leasing Co., Ltd.	PRC	—	26.06%	Leasing and financing activities
Shanghai Yinjian Real Estate Co., Ltd.	PRC	—	28.69%	Real estate development
Jiangsu SEU Intelligent System Technology Co., Ltd.	PRC	—	19.66%	Computer software development

In the opinion of the directors, the Group can exercise significant influence over Jiaugsu SEU Intelligent System Technology Co., Ltd. and it is therefore considered as an associate of the Group.

16. INVENTORIES

THE GROUP AND THE COMPANY

Inventories comprise petrol for sales, materials and spare parts for repairs and maintenance of toll roads and structures. All inventories are stated at cost.

17. PREPAYMENTS AND OTHER RECEIVABLES

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Prepayment for materials and equipment	19,863	11,052	12,295	8,883
Receivable from liquidation of a former joint venture	23,812	28,812	23,812	28,812
Others	52,892	32,481	38,274	27,893
	96,567	72,345	74,381	65,588
Less: Allowance for doubtful debts	(1,302)	(1,199)	(8,295)	(1,199)
	95,265	71,146	66,086	64,389

18. DESIGNATED DEPOSITS

The amount represents deposits held with a financial institution for the purpose of fund management. In 2002, included in the designated deposits is an amount of accrued interest of approximately RMB9,067,000.

19. LONG-TERM BORROWINGS

		THE GROUP & THE COMPANY	
		2003	2002
	Interest rate	*RMB'000*	*RMB'000*
USD denominated Spain government loans with maturities 2007 — 2026	1% per annum	41,013	41,022
USD denominated buyer's credit loans with maturities 2001 — 2006	6.77% per annum	20,477	27,294
		61,490	68,316

The maturity of the above loans is as follows:

	2003	2002
	RMB'000	*RMB'000*
Within one year	6,813	6,822
More than one year but not exceeding two years	6,813	6,822
More than two years but not exceeding five years	10,952	20,466
More than five years	36,912	34,206
	61,490	68,316
Less: Amount due within one year included in current liabilities	(6,813)	(6,822)
Amount due after one year	54,677	61,494

All long-term borrowings were guaranteed by Jiangsu Communications.

20. SHORT-TERM BORROWINGS

	THE GROUP & THE COMPANY	
	2003	2002
	RMB'000	*RMB'000*
Unsecured	1,400,000	120,000

The borrowings are unsecured and repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China.

21. DEFERRED TAXATION

The following are the deferred taxation (assets) liabilities recognised and movements thereon during the current and prior year:

	THE GROUP			
	Allowance for doubtful debts	Accelerated tax depreciation	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2002	—	12,184	2,167	14,351
Charge to income statement	—	10,053	824	10,877
At 31 December 2002	—	22,237	2,991	25,228
Charge (credit) to income statement	(359)	7,629	(2,991)	4,279
At 31 December 2003	(359)	29,866	—	29,507

	THE COMPANY			
	Allowance for doubtful debts	Accelerated tax depreciation	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2002	—	12,184	2,167	14,351
Charge to income statement	—	10,053	824	10,877
At 31 December 2002	—	22,237	2,991	25,228
Charge (credit) to income statement	(2,668)	7,629	(2,991)	1,970
At 31 December 2003	(2,668)	29,866	—	27,198

22. SHARE CAPITAL

	2003 & 2002	
	Number of shares	Amount
		RMB'000
Authorised, issued and fully paid:		
State shares	2,781,743,600	2,781,744
State legal person shares	599,471,000	599,471
Legal person shares	284,532,900	284,533
H shares	1,222,000,000	1,222,000
A shares	150,000,000	150,000
Total	5,037,747,500	5,037,748

There was no movement in the Company's authorised and issued share capital during the two years ended 31 December 2003.

As at 31 December 2003, the authorised, issued and fully paid share capital of the Company is RMB5,037,747,500 (2002: RMB5,037,747,500) divided into 5,037,747,500 shares (2002: 5,037,747,500 shares) with a par value of RMB1 each. State shares, state legal person shares, legal person shares, H shares and A shares rank pari passu in all respects, except that ownership of state-owned shares, state legal person shares and legal person shares are restricted to PRC legal persons, while H shares can only be owned and traded by overseas investors and A shares can only be owned and traded by PRC investors.

23. RESERVES

	Share premium RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Retained profits RMB'000	Total RMB'000
THE COMPANY					
At 1 January 2002	5,730,454	293,780	146,891	1,226,805	7,397,930
Profit for the year	—	—	—	811,300	811,300
Appropriations	—	81,683	40,842	(122,525)	—
Dividend *(Note 11)*	—	—	—	(629,718)	(629,718)
At 31 December 2002	5,730,454	375,463	187,733	1,285,862	7,579,512
Profit for the year	—	—	—	942,292	942,292
Appropriations	—	94,448	47,224	(141,672)	—
Dividend *(Note 11)*	—	—	—	(654,907)	(654,907)
At 31 December 2003	5,730,454	469,911	234,957	1,431,575	7,866,897

(a) **Statutory surplus reserve**

In accordance with the PRC Company Law and the Company's articles of association, each of the Company and its subsidiaries registered in the PRC are required to appropriate 10% of the annual statutory net profit after taxation (after offsetting any prior years' losses) to the statutory surplus reserve. When the balance of such reserve fund reaches 50% of each entity's capital, any further appropriation is optional. The statutory surplus reserve can be utilised to offset prior years' losses or to increase capital. However, such balance of the statutory surplus reserve must be maintained at a minimum of 25% of capital after such usages.

(b) **Statutory public welfare fund**

In accordance with the PRC Company Law and the Company's articles of association, each of the Company and its subsidiaries registered in the PRC are required to appropriate 5% of the annual statutory net profit after taxation (after offsetting any prior years' losses) to statutory public welfare fund, which will be utilised to build or acquire capital items, such as dormitories and other facilities for the Company and its subsidiaries' employees, and cannot be used to pay for staff welfare expenses.

Titles of these reserve items will remain with the respective companies comprising the Group.

The above statutory reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

The retained profits of the Group include RMB81,007,000 (2002: RMB40,808,000) retained by associates of the Group.

The Company's reserves available for distribution to shareholders as at 31 December 2003 comprised the retained profits of RMB1,332,973,000 (2002: RMB1,185,071,000).

24. THE EFFECT ON THE FINANCIAL STATEMENTS ARISING FROM THE DIFFERENCES BETWEEN PRC GENERALLY ACCEPTED ACCOUNTING PRACTICE ("GAAP") AND HONG KONG GAAP

	Net profit		Net assets	
	2003	2002	2003	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* *(Restated)*
As reported under PRC accounting standards	950,531	816,833	14,562,325	14,268,109
Adjustments made to conform with principles generally accepted in Hong Kong				
— Amortisation of land use rights	23,122	30,462	90,504	67,382
— Valuation, depreciation and amortisation of property, plant and equipment	46,874	35,320	(1,535,958)	(1,582,832)
— Housing benefits charged to retained profits directly under PRC accounting standards	—	(16,838)	—	—
— Loss on disposal of staff quarters	—	—	(8,237)	(8,237)
— Deferred taxation	(4,279)	(10,877)	(29,507)	(25,228)
— Interest accrued on held-to-maturity securities	—	(7,077)	—	—
— Fair value of investments in securities	(9,067)	9,067	—	9,067
— Others	(1,408)	(2,445)	—	—
As reported under accounting principles generally accepted in Hong Kong	1,005,773	854,445	13,079,127	12,728,261

25. OTHER COMMITMENTS

As at 31 December 2003, the Company is committed to pay Ninglian Ningtong Management Office, an independent third party, a service charge at a fixed rate of 17% of the total toll revenue collected on Nanjing Section per annum for a term of 30 years from 1 January 2000.

26. RETIREMENT BENEFITS SCHEME

The Group participates in the Jiangsu Provincial Retirement Scheme managed by Jiangsu Social Security Bureau (the "Bureau"). Pursuant to the relevant provisions, the Group is required to make a monthly contribution equivalent to 21% (2002: 21%) of the monthly salary in respect of its employees. The Bureau is responsible for pension payments to the retired employees of the Group and the Group has no further obligations.

27. CAPITAL COMMITMENTS

	THE GROUP AND THE COMPANY	
	2003	2002
	RMB'000	*RMB'000*
Commitments for the acquisition of property, plant and equipment in respect of the toll roads expansion project contracted for but not provided in the financial statements	3,049,193	—

28. RELATED PARTY TRANSACTIONS

(a) During the year, the Group has the following significant transactions with an associate:

Name of associate	Nature of transactions	2003	2002
		RMB'000	*RMB'000*
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	Road usage fee received	7,500	9,000

The road usage fee income represents the amount paid by Jiangsu Kuailu Bus Transportation Stock Co., Ltd. to the Company for usage of the Shanghai-Nanjing Expressway, and is calculated with reference to the number of buses passing through the expressway at a mutually agreed rate.

(b) At the balance sheet date, the Group and the Company have current accounts with the following associates:

Name of associates	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Amounts due from:				
Jiangsu Yangzte Bridge Co., Ltd.	2,755	—	1,192	—
Suzhou Sujiahang Expressway Co., Ltd.	1,101	1,864	689	1,864
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	439	—	439	—
	4,295	1,864	2,320	1,864
Amounts due to:				
Jiangsu Yangzte Bridge Co., Ltd.	1,210	1,064	1,210	1,064
Suzhou Sujiahang Expressway Co., Ltd.	458	—	374	—
	1,668	1,064	1,584	1,064

The balances represent receipts of toll fees collected and expenses paid on behalf of the Group, which are unsecured, interest free and repayable on demand. The above current accounts were included in other receivables and other payables on the balance sheet.

29. COMPARATIVE FIGURES

(a) Other taxes payable, including business tax payable and value added tax payable, of RMB11,736,000 and RMB9,972,000 included in the Group's and the Company's balance sheet, respectively, at 31 December 2002 were reclassified from taxation to other payables to give a fairer presentation and to conform with current year's presentation.

(b) Amortisation of goodwill of RMB11,768,000 and release of negative goodwill of RMB519,000 respectively included in share of results of associates in prior year were restated as separate items in the income statement to give a fairer presentation and to conform with current year's presentation.

D **Indebtedness Statement**

At the close of business on 29 February 2004, the Group had outstanding borrowings of approximately RMB1,611 million. The borrowings comprised unsecured long-term bank borrowings of approximately RMB61 million and unsecured short-term bank borrowings of approximately RMB1,550 million. The long-term bank borrowings are guaranteed by the Company's ultimate holding company, Jiangsu Communication Holding Company Ltd.

Save as disclosed above, apart from intra-group liabilities, the Company or its subsidiary did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance or acceptance credits, debentures, mortgages, changes, finance lease or hire purchase commitments, guarantees or other material contingent liabilities at the close of business on 29 February 2004.

1. **Responsibility Statement**

This document includes particulars given in compliance with the listing rules of Hong Kong for the purpose of giving information with regard to the Company. The directors jointly and severally accept responsibility for the accuracy of the information contained in this document in relation to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this document misleading.

2. **Disclosure of Interests**

(a) Interests and short positions held by the Directors in the Company and in its related corporations

So far as the Company is aware, as at the Latest Practicable Date, none of the directors, supervisors or chief executive of the Company has any interests or short positions in the shares, relevant shares or bonds of the Company or its associated corporations (as defined in Part XV of the Securities and Future Ordinance) for which (a) notification shall be given to the Company or the Hong Kong Stock Exchange pursuant to Sections 7 and 8 of Part XV of the Securities and Futures Ordinance (including those interests and short positions which the directors, supervisors and chief executives are supposed or deemed to be holding or owning pursuant to the provisions of the Securities and Futures Ordinance); or (b) registration shall be made in the register in accordance with Section 352 of the Securities and Futures Ordinance; or (c) notification shall be made to the Company and the Hong Kong Stock Exchange pursuant to the model code for Securities Transactions by Directors of Listed Companies, the Listing Rules.

(b) Persons directly or indirectly having an interests of 5 percent or more in each class of shares of the Company as at the Latest Practicable Date:

(1) *State-owned shares*

Jiangsu Communications Holding Co., Ltd. held 2,781,743,600 State-owned shares, representing 100% of the State-owned shares and approximately 55.22% of the total issued share capital of the Company, on behalf of the State.

(2) *Legal person shares*

Huajian Transportation Economic Development Centre held 597,471,000 legal person shares, representing 67.8% of the legal person shares and approximately 11.86% of the total issued share capital of the Company, as beneficial owner.

(3) *H Shares*

Persons and substantial shareholders required to disclose their interests or short positions under Sections 2 and 3 of Part XV of the Securities and Future Ordinance.

As at the Latest Practicable Date, interests or short positions held by any individual or company, other than the directors, supervisors or chief executive of the Company, for which disclosure shall be made to the Company pursuant to the provisions of Sections 2 and 3 of Part XV of the Securities and Futures Ordinance, or any beneficial interests representing 10% or more of any class of shares directly or indirectly or deemed to be attached with a right to vote at any of the shareholders' general meeting of the members of the Group, are as follows:

Long Position

Name	Capacity	Direct Interests	Number of H Shares	Percentage of H Shares (total shares)
Sumitomo Life Insurance Company *(Note 1)*	Interests in controlled corporation	No	86,380,000	7.07 (1.71)
Sumitomo Mitsui Asset Management Company, Limited *(Note 1)*	Investment manager	Yes	86,380,000	7.07 (1.71)
J.P. Morgan Chase & Co. *(Note 2)*	Interests in controlled corporation	No	83,035,700	6.80 (1.65)
JPMorgan Chase Bank *(Note 2)*	Custodian corporation/ approved lending agent	Yes	75,879,100	6.21 (1.51)
HSBC Asset Management (Hong Kong) Limited	Investment manager	Yes	78,228,000	6.40 (1.55)
The Capital Group Companies, Inc. *(Note 3)*	Interests in controlled corporation	No	71,682,000	5.87 (1.42)
Capital Research and Management Company *(Note 3)*	Investment manager	Yes	71,682,000	5.87 (1.42)

Note 1: The two references to 86,380,000 H Shares relate to the same block of shares in the Company. Sumitomo Life Insurance Company was the controlling shareholder of Sumitomo Mitsui Asset Management Company, Limited.

Note 2: The 83,035,700 H Shares which J.P. Morgan Chase & Co. was deemed to be interested in included:

(1) 75,879,100 H Shares (reported as lending pool) which JP Morgan Chase Bank (a 100% subsidiary of J.P. Morgan Chase & Co) was deemed to be interested in the capacity of custodian corporation/approved lending agent;

(2) 5,055,600 H Shares which an indirect 100% subsidiary of J.P. Morgan Chase & Co. was deemed to be interested in because of its interests in corporations controlled by it, such coporation was reported as beneficial owners of the H Shares; and

(3) 2,101,000 H Shares which an indirect 100% subsidiary was deemed to be interested in because of its interests in corporations controlled by it, such coporation was taken to have a duty of disclosure as an investment manager.

Note 3: The Capital Group Companies Inc. was taken to have a duty of disclosure in the 71,682,000 H Shares held by its 100% subsidiary Capital Research and Management Company in the capacity as an investment manager (which in turn was taken to have a duty of disclosure).

Saved as disclosed above, as far as the directors are aware, as at the Latest Practicable Date, there is no other person who is required under Sections 2 and 3 of Part XV of the Securities and Futures Ordinance to make disclosure to the Company for any interests or short positions in shares, relevant shares and debentures, or who owns any beneficial interests representing 5% or more of any class of shares or warrants attached with a right to vote at any of the shareholders' general meeting of the member company of the Group, or any interest in any options in respect of the capital of the Company.

(4) *A Shares listed*

Galaxy Securities Co., Ltd. held 23,174,583 A Shares, representing approximately 15.45% of the A shares and approximately 0.46% of total issued share capital of the Company.

3. Consents of Expert

The following are the qualifications of the experts who have given opinion or advice which are contained in this prospectus.

Expert	Qualifications
Scott Wilson	*Traffic Consultant*
American Appraisal	*Business Valuers*
Deloitte Touche Tohmatsu	*Certified Public Accountants*
Shenyin Wanguo Capital (H.K.) Limited	*Deemed Licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance*

None of the above experts hold any shares in any member company of the Group. Nor do they have any right to subscribe for or to nominate any other person to subscribe for the securities of any member company of the Group (regardless of whether it is exercisable from a legal point of view).

Each of Scott Wilson, American Appraisal Deloitte Touche Tohmatsu and Shenyin Wanguo Capital (H.K.) Limited has given and has not withdrawn its respective written consent to the issue of this Circular with the inclusion of its letter and the references to its name in the form and context in which they are respectively included.

4. Services Contracts

Each of the independent non-executive directors and supervisors has entered into a service contract with the Company with effect from 15 May 2003 until the annual general meeting to be held in year 2006. The contract may be terminated by either party by giving the other party not less than three months prior written notice.

Mr. Wu Yu Jun, a supervisor of the Company, received annual salary of RMB160,000 from the Company. Save for Mr. Wu, none of the directors and supervisors received any salary from the Company.

The annual allowances paid for each of the two overseas independent non-executive directors and the two domestic independent directors of the Company are HK$100,000 and RMB40,000 respectively.

5. Material Contracts

The following material contracts (not being contracts in the ordinary course of business) have been entered into by members of the Group within the two years preceding the date of this Circular:

(i) the Second Supplemental Agreement dated 14 April 2004;

(ii) the agreement dated 20 March 2003 between the Company and Guangjing Xicheng Expressway Company Limited ("Guangjing Xicheng") in relation to the establishment of Jiangsu Sundian Engineering Co., Ltd ("Jiangsu Sundian") in which the Company has 70% equity interest pursuant to which the Company and Guangjing Xicheng invested RMB24,500,000 and RMB10,500,000 as registered capital of Jiangsu Sundian;

(iii) the agreement dated 20 March 2003 between the Company and Jingsu Ninghu Investment Development Co., Ltd. pursuant to which the Company transferred its interests in the advertising billboards and their pertinent rights at a consideration of RMB27,290,000; and

(iv) the agency contract dated 12 March 2003 between Guangjing Xicheng and Jiangsu Zulin Company Limited ("Jiangsu Zulin") pursuant to which Guangjing Xicehng Expressway Company Limited participate in a financial leasing activites of Jiangsu Zulin.

6. Poll Request of Shareholders

All resolutions to be passed in the Annual General Meeting will be by way of poll.

So far as the directors are aware and after due and careful enquiry, all shareholders of the Company are entitled to vote at the Annual General Meeting.

7. Other Matters

(a) So far as the Directors are aware, none of the directors, the proposed director, the supervisors or experts has any interests, directly or indirectly, in any assets which have been acquired, sold or leased or proposed to be acquired, sold or leased since 31 December 2003, the date to which the audited accounts of the Company were made up.

(b) Neither the Company nor any of its member company is faced with or threatened by any significant litigation or claim.

(c) So far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2003.

(d) The Secretaries of the Company are Mr. Lam Che Wah, Danny (ACS) and Mr. Yao Yongjia (senior engineer). Mr. Yao Yongjia is the Secretary to the Board of Directors.

(e) The address of the registered office of the Company is Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China. The registered address of the Company in Hong Kong is 20th Floor Alexandra House, Central, Hong Kong.

(f) None of the directors, supervisors and any of their associates have interests in any competing business.

(g) There is no contract or arrangement subsisting as at the date of this Circular in which a director or supervisor or the experts referred to in this Circular is materially interested and which is significant in relation to the business of the Group.

8. Documents Available for Inspection

Copies of the following documents will be available for inspection at the registered address of the Company, its registered address in Hong Kong and at its shareholders' general meeting during normal business hours up to and including 28 June 2004:

(a) the articles of association of the Company;

(b) the service contracts and the material contracts of the Company referred to in paragraphs 4 and 5 above;

(c) the financial statements of the Company for the two years ended 31 December 2003;

(d) letters of report by Scott Wilson, American Appraisal, Deliotte Touche Tohmatsu and Shenyin Wanguo Capital (H.K.) Limited the full texts of which are set out in Appendices I, II, III and IV to this Circular;

(e) the report by Scott Wilson regarding the traffic forecast in respect of the Widening of the Shanghai-Nanjing Expressway and the Widening the Nanjing-Shanghai Class 2 Highway referred to in, inter alia, the "Letter from the Board";

(f) the report by Scott Wilson regarding the operation and maintenance costs estimate in respect of the Widening of the Shanghai-Nanjing Expressway and the Widening the Nanjing-Shanghai Class 2 Highway referred to in, inter alia, the "Letter from the Board"; and

(g) the report by American Appraisal regarding the business valuation in respect of the Widening of the Shanghai-Nanjing Expressway and the Widening the Nanjing-Shanghai Class 2 Highway referred to in, inter alia, the "Letter form the Board".



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

NOTICE IS HEREBY GIVEN that the annual general meeting (the "AGM") of Jiangsu Expressway Company Limited originally scheduled to be held on 10 June 2004 will be held on Monday, 28 June 2004 at 9:00 a.m. at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China for the following purposes:

1. to consider and approve the directors report of the Company for the year ended 31 December 2003;

2. to consider and approve the supervisors report of the Company for the year ended 31 December 2003;

3. to consider and approve the audited accounts and the report from the auditors for the year ended 31 December 2003;

4. to approve the profit distribution scheme in respect of the final dividends for the year ended 31 December 2003:

   with reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu, the Company recorded a net profit amounted to RMB950,530,727 under the PRC Accounting Standards and a net profit after taxation of RMB1,005,773,000 under Hong Kong Accounting Principles (the "HKGAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HKGAAP, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB1,145,819,878 as at the beginning of the year, the total distributable profit amounted to RMB1,277,509,496. The Company recommended a final dividend of RMB0.145 per share;

5. to consider and appoint Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company PRC and international auditors for the financial year 2004 and to fix the aggregate remuneration at RMB1.18 million;

6. to consider and appoint Mr. Xie Jia Quan as director of the Company and to approve the service contract to be entered into between Mr. Xie and the Company for a term commencing on the date of the AGM until the date of the annual general meeting to be held in the year 2006;

7. to approve the investment by the Company of RMB10.54 billion (approximately HK$ 9.943 billion) in the widening of the existing four-lane dual carriageway of the Jiangsu section of Shanghai-Nanjing Expressway into an eight-lane dual expressway ("the Widening"), and that the directors of the Company be given the authority to take any action and sign any documents, contracts, agreements in relation to the Widening;

8. to consider and approve the proposal to pay RMB6,423,000 to the employees qualified under the cash housing allowance scheme in this year pursuant to the notice numbered 蘇機房改[2000]21號 (Sujifanggai 21 of 2000) entitled "關於印發《江蘇省省級機關職工住房補貼發放實施意見》的通知"(Notice in relation to the publication of the notice "the Implementation Opinion in relation to payment of residential subsidy to staff of the provincial grade institutions of the Jiangsu Province");

9. to approve the special resolution: that the following proposed amendments to the articles of association of the Company be approved:

   (a) to insert a new sub-clause (3) to the article 76:

      (3) *In the event that any member is, under the listing rules of the Hong Kong Stock* Exchange, required to abstain from voting on any particular resolution at a general meeting of the Company or restricted to voting only for or only against any particular resolution at a general meeting of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

   (b) to replace the existing article 101(2):

      (2) The intention to nominate a candidate as a director and the candidate's notice expressing his acceptance of such nomination shall be lodged to the Company not more than 42 days and not less than 7 days prior to the convening of the general meeting.

   with the following new article 101(2):

      (2) The intention to nominate a candidate as a director and the candidate's notice expressing his acceptance of such nomination shall be lodged to the Company at least 7 days prior to the date of the general meeting in relation to the election of director (but in any event not earlier than the day immediately after the date of the relevant notice of general meeting in relation to the election of director); and

10. any other business.

By order of the board
Jiangsu Expressway Company Limited
Yao Yongjia Lam Che Wah
Company Secretaries

Nanjing, China, 5 May 2004

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 28 May 2004 shall be entitled to attend the AGM after completing and returning to the Company the confirmation slip attached to the Circular to which this notice forms part prior to 8 June 2002. Further details are set out in the confirmation slip and explanation thereto.

(2) Registration of transfers of H shares will be suspended by the Company from 29 May 2002 to 28 June 2002 (both days inclusive). Holders of H shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, at 17th Floor, Hopewell Centre, 183 Queen's Road East, no later than 4:00 p.m. on Friday, 28 May 2002. Registration date of equity interests, method and time of the declaration of dividends for holders of A shares will be otherwise notified.

(3) A shareholder who has the right to attend and vote at the AGM is entitled to appointed a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the AGM.

(4) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorisation together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the AGM. The form of proxy for use at the AGM will be despatched to shareholders.

(5) The AGM will last for half day. Shareholders attending the AGM will be responsible for their own accommodation and travelling expenses.

(6) Address: Secretary's Office, 27th Floor, Jiangsu Communication Building, 69 Shigu Road, Nanjing, the PRC.
Postal Code: 210004
Tel: 8625-84200999 (ext. 4706/4716)
Fax: 8625-84466643

(7) All resolutions will be passed by way of poll.



Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

I/We (*note 1*) ____________________

of ____________________ (*note 1*)

being the registered holders of ____________ (*note 2*) H shares in JIANGSU EXPRESSWAY COMPANY LIMITED (the "Company"), HEREBY APPOINT (*note 3*) the Chairman of the meeting or failing him ____________________

of ____________________

as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at Jiangsu Communications Building at 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Monday, 28 June 2003 (and at any adjournment thereof) (the "AGM") and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company in respect of any other business to be considered in the AGM. I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the AGM as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	For (note 4)	Against (note 4)
1. To approve the directors report of the Company for the year ended 31 December 2003;		
2. To approve the supervisors report of the Company for the year ended 31 December 2003;		
3. To approve the audited accounts and the report from the auditors for the year ended 31 December 2003;		
4. To approve the profit distribution scheme in respect of the final dividends of the Company for the year ended 31 December 2003:		
With reference to that the profit distribution scheme in respect of the final dividends for the year ended 31 December 2003 be approved: with reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu, the Company recorded a net profit amounted to RMB950,530,727 under the PRC Accounting Standards and a net profit after taxation of RMB1,005,773,000 under Hong Kong Accounting Principles (the "HKGAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HKGAAP, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB1,145,819,878 as at the beginning of the year, the total distributable profit amounted to RMB1,277,509,496. The Company recommended a final dividend of RMB0.145 per share;		
5. to approve the appointment Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company PRC and international auditors for the financial year 2004 and to fix the aggregate remuneration at RMB1.18 million;		
6. to appoint Mr. Xie Jia Quan as director of the Company and to sign a service contract with him for a term commencing on the date of the AGM until the date of the annual general meeting to be held in the year 2006;		
7. to approve the investment by the Company of RMB10.54 billion (approximately HK$9.943 billion) in the widening of the existing four-lane dual carriageway of the Jiangsu section of Shanghai Expressway into an eight-lane dual expressway ("the Widening") be approved, and that the directors of the Company be given the authority to take any action and sign any documents, contracts, agreements in relation to the Widening;		
8. to approve the proposal to pay RMB6,423,000 to the employees qualified under the cash housing allowance scheme in this year pursuant to the notice numbered 蘇機房改[2000]21號 (Sujifanggai 21 of 2000) entitled "關於印發《江蘇省省級機關職工住房補貼發放實施意見》的通知"(Notice in relation to the publication of the notice "the Implementation Opinion in relation to payment of residential subsidy to staff of the provincial grade institutions of the Jiangsu Province");		
9. **Special Resolution:** to approve the proposed amendment of the articles of association of the Company.		

Date: ____________, 2004　　　　Signature(s) (*note 5*): ____________

Notes:

1. Please insert full name(s) and address(es) in block capitals.
2. Please indicate clearly the number of H shares in the Company registered in your name(s) in respect of which the proxy is so appointed. If no such number is inserted, the proxy will be deemed to be appointed in respect of all the H shares in the Company registered in your name(s).
3. Where the proxy appointed is not the Chairman of the AGM, please cross out "the Chairman of the meeting", and fill in the name(s) and address(es) of the proxy in the space provided. Each shareholder is entitled to appoint one or more than one proxy to attend and vote at the AGM on his behalf. The proxy needs not be a member of the Company. The person who signs this proxy form shall initial against any alteration in it.
4. Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick any box will entitle your proxy to cast your vote at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing (in this case, the power of attorney must be notarially certified) or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.
6. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority (if applicable), must be deposited at the Company not less than 24 hours before the time appointed for the holding of the AGM.



Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Confirmation Slip for H Shares Shareholders in respect of the Annual General Meeting to be held on 28 June, 2004

Pursuant to its Articles of Association, the Company Law of the People's Republic of China (the "PRC") and the relevant regulations, all shareholders of Jiangsu Expressway Company Limited (the "Company") who wish to attend the annual general meeting to be held on 28 June, 2004 must complete the following confirmation slip:

Name	Shareholding	Number of H Shares
____________________	____________________	____________________

I.D. No. ____________ Telephone No. ______________________________

Address ____

____

____

Date: ____________________ Signature of Shareholder: ____________________

Notes:

1. The date of registration of its shareholders is to fall on 28 May 2004, and those shareholders registered on this day are entitled to fill in this slip and attend the annual general meeting.
2. Please fill in this slip in BLOCK CAPITALS. This slip may be photocopied for use.
3. Please produce copies of identity cards (or passports).
4. Please produce documentary copies that can prove your shareholding.
5. This slip may be returned to the Company by bearer, mail or facsimile before 8 June, 2003.
6. (1) If it is returned by hand or by post, please use the following address:

   Secretariat Office of Board of Directors
   Jiangsu Expressway Company Limited
   27th Floor, Jiangsu Communications Building
   69 Shigu Road, Nanjing,
   People's Republic of China

   (2) If it is returned by fax, please use the following facsimile numbers:

   Fax: (86 25) 8446 6643

   Attn: Secretariat Office of Board of Directors



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock code: 177)

Opinion of the Board of Directors

Announcement

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement sets out the content of an announcement made by the Company published on 15 April 2004 pursuant to requirements of the notice numbered 證監會計字[2004]1號 (No. 1 of 2004 Zhengjiankuajizi) entitled "關於進一步提高上市公司財務信息披露質量的通知"(Notice on further enhancement of the quality of disclosure of financial information by listed companies" issued by 中國證監督管理委員會 (China Securities Regulatory Commission) and the requirements of the Shanghai Stock Exchange.

"Opinion of the Board of Directors on the results of the assessment of the Company's investment in the Shanghai Nanjing Expressway expansion project and the acquisition of the new operation rights of the widened and revamp Nanjing Shanghai Class 2 Highway

I. Background of the project assessment

In order to ease the traffic congestion in the southern districts of Jiangsu, and to promote the coordination and development of the economy, the Jiangsu Provincial Government decided to implement expansions to the Jiangsu section of Shanghai Nanjing Expressway (hereinafter referred to as the "Shanghai Nanjing Expressway") and the Nanjing Shanghai Class 2 Highway. As the owner and operator of the toll operation rights of the above two toll roads, Jiangsu Expressway Company Limited (hereinafter referred to as the "Company") intends to invest in the Shanghai Nanjing Expressway expansion project, acquire new operation rights of the Nanjing Shanghai Class 2 Highway after the expansion and revamp, so as to consolidate the leading position of the Company in the Shanghai- Nanjing passage, enhance operation efficiency, and realise sustainable development.

In order to provide a basis for the Company's investment decision combining with the characteristics of highway operations, and to consider re-investment in the above projects based on existing operating road project, the Company has appointed Scott Wilson Limited

to conduct a study for the forecast of the traffic volume, toll income and operating maintenance expenses of the above investment projects in the coming years, and 上海東洲資產評估有限公司 (Shanghai Orient Certified Appraisal Co., Ltd. as domestic valuer to conduct an assessment on the above two projects.

II. **Forecast on the traffic volume and toll income**

The future traffic volume forecast of the project roads is mainly based on analysis on the changes in the toll flows of the Shanghai Nanjing Expressway and Nanjing Shanghai Class 2 Highway during 1997 — 2003, and consideration on the future changes in road network and economic developments in the southern districts of Jiangsu province. By using communication forecast software EMME/2 to conduct modeling apportionment, we consider that the basic ideas and methods of the forecast are reasonable, and comply with general international practice in traffic forecasts. In making forecast of traffic volumes, it is appropriate and prudent for them to take into consideration the impact of future regional road network planning on communications.

The toll income forecast of the project roads is based on the forecasted traffic volume, and with reference to the corresponding toll standard of the project roads. The forecast of the toll income of Shanghai Nanjing Expressway is based on the communication OD matrix vehicle type multiplied by the corresponding vehicle type toll matrix. The forecast of the toll income of Nanjing Shanghai Class 2 Highway is based on the forecasted traffic volume of the various toll stations multiplied by the toll standards of the corresponding vehicle types. We consider that the toll income forecast methods comply with the actual situation, and that a suitable increase in the toll standards is also reasonable, as the the road will be significantly improved after the expansion and revamp of the Nanjing Shanghai Class 2 Highway into a Class 1 Highway. In view of the impact of future inflation on the toll income forecast, we consider that adjustments to be made on the toll standards of Shanghai Nanjing Expressway and Nanjing Shanghai Class 2 Highway at a certain period is objective, and comply with macro-economic development trends.

The toll income of Shanghai Nanjing Expressway in the next five years is forecasted to be RMB1,514 million in 2004, RMB1,255 million in 2005, RMB2,252 million in 2006, RMB2,589 million in 2007, and RMB2,890 million in 2008 respectively.

The toll incomes of Nanjing Shanghai Class 2 Highway in the next five years is forecasted to be RMB199 million in 2004, RMB467 million in 2005, RMB572 million in 2006, RMB417 million in 2007, and RMB451 million in 2008 respectively.

III. **Forecast on operating and maintenance expenses**

We consider that in the forecast of the operating and maintenance expenses of the project roads, notwithstanding the historical data of the project roads, it is necessary to make investigation on the present situation of the project roads. We consider that in the forecast of expenses, the forecast made by taking consideration of the impact of the traffic volume on its forecast, the classification of the maintenance expenses into daily maintenance expenses, specialised maintenance and overhaul expenses according to their respective

needs, methods and characteristics is appropriate and objective, and that the operating and maintenance expenses items are complete. During the project assessment, it is reasonable to consider the impact of future inflation on the forecast of toll income and operating and maintenance expenses.

IV. **Selection of discount rates**

In view of the purpose of this assessment, which is to provide a basis upon which the Company decides whether or not to make expansion investments to existing operating roads and to acquire new operation rights, the domestic valuer accordingly made separate assessments on the project roads on the basis of the existing operating terms without renewal and investment in the project road expansion project, as well as on the basis of the operating term as extended as approved by the government. Since there are certain uncertainties existing in the expansion projects, we consider that it is reasonable to adopt a different discount rate for the former.

The domestic valuer adopted the Capital Assets Pricing Model (CAPM) in calculating discount rates $r = Rg + (Rm - Rg) \cdot \beta$. In the formula, the β coefficient is to evaluate the level of the enterprise system risks relative to the market average system risks. Through investigations, the domestic valuer found that the Company's β coefficient at the Shanghai Stock Exchange to be about 0.53. Non-risk remuneration rate Rg adopted the credited State Loan (Three Stages) interests rates of 2.54% in 2002 issued by the Ministry of Finance. Market average income rate Rm was based on the changes in the Shanghai Securities Composite Index of the Shanghai Stock Exchange since 1995, and the market average income rate Rm up to the Assessment Date was 17.9%.

By taking into account the above parameters, the discount rate of non-expansion of the existing project roads is calculated to be r = 10.68%, and taken as 10.7%.

The domestic valuer considers that, compared with non-expansion, certain uncertainties exist in both the above two expansion projects. Therefore, the discount rates after the expansion of the two roads should be slightly larger than the discount rate of non-expansion, and the discount rate of investment in the expanded projects = 10.7% + 1% = 11.7%.

We consider that the discount rates calculation method of the domestic valuer is common, reasonable, the considerations of investment risks in the expansion projects are cautious, and the discount rates obtained attain the level of basic income rates in the communications infrastructure industry.

In recapitulation of the above, the Board considers that the assessment results are reasonable and acceptable.

The Board of Directors of Jiangsu Expressway Company Limited"

By order of the Board
Yao Yong Jia
Secretary to the Board of Directors

Nanjng, China, 14 April 2004

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Wang Zheng Yi, Cheng Chang Yung Tsung, Fang Keng, Hong Yin Xing and Yang Xiong Sheng.



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock code: 177)

Opinion of the Independent Directors

Announcement

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement sets out the content of an announcement made by the Company published on 15 April 2004 pursuant to requirements of the notice numbered 證監會計字[2004]1號 (No. 1 of 2004 Zhengjiankuajizi) entitled "關於進一步提高上市公司財務信息披露質量的通知" (Notice on further enhancement of the quality of disclosure of financial information by listed companies" issued by 中國證監督管理委員會 (China Securities Regulatory Commission) and the requirements of the Shanghai Stock Exchange.

"The opinion of **the independent directors on qualification and capability of professional parties who conduct the forecast and valuation of the Company's investment in the Shanghai Nanjing Expressway expansion project and the acquisition of the new operation rights of the widened and revamp Nanjing Shanghai Class 2 Highway**

I. Background of the project assessment

Jiangsu Expressway Company Limited (hereinafter referred to as the "Company") intends to invest in the expansion project of the Jiangsu section of Shanghai Nanjing Expressway (hereinafter referred to as the "Shanghai Nanjing Expressway") and to acquire new operation rights of the Nanjing Shanghai Class 2 Highway after the widening and revamp, and for this purpose, has to appoint a consultancy firm and valuers to make assessments on the investment projects.

II. Selection of intermediary organisations

In order to provide a basis for the Company's investment decision which combines the characteristics of highway operations, the Company has appointed Scott Wilson Limited as an independent transportation consultant to conduct a study on the forecast of the traffic volume, toll income and operating maintenance expenses of the above projects in the coming years, and 上海東洲資產評估有限公司 (Shanghai Orient Certified Appraisal Co., Ltd.) as domestic valuer to conduct an assessment on the above two projects. The Company has entered into engagement contracts with them respectively.

III. Qualifications and business capabilities of Scott Wilson Limited

Scott Wilson Limited, which operates in Hong Kong and Mainland China, has its headquarters established in the HKSAR and a number of offices in Mainland China. It has over 10 years' operating experience in the PRC, and is experienced in toll road communication studies, with comprehensive professionals. Scott Wilson Limited has successively completed transportation consultancy projects in the PRC, including acting as the transportation consultant for various listed highway companies, namely Guangdong Expressway Development Company Limited, Anhui Expressway Company Limited, Sichuan Expressway Company Limited. At the same time, Scott Wilson Limited is the transportation consultant for the Company's listing and various investment projects over the past years.

We unanimously consider that Scott Wilson Limited is capable of undertaking the forecast of the traffic volume and the forecast of operating and maintenance expenses. Its professional capabilities and working experience can guarantee a smooth progress of this forecast work.

IV. Qualifications and business capabilities of Shanghai Orient Certified Appraisal Co., Ltd.

Shanghai Orient Certified Appraisal Co.,Ltd. holds the "Permit to engage in Securities Business Assets Assessment" (No.: 0000136) and Class A Assets Assessment Qualification Certificate (Certificate No.: 010004) jointly issued by China Securities Regulatory Commission and the State-owned Assets Administration Bureau, and is currently one of the assessment organisations of top size and professional level in the Shanghai district. In 2001, it passed the ISO9001:2000 International Quality Assurance System Certification by SGS of the US. It has provided assessment services to various companies such as Shanghai International Airport, Shanghai Metro Operation Company Limited (上海地鐵運營有限公司), Beijing Shengshi Caihong Technology Co., Ltd. (北京盛世彩虹科技有限公司), 及 Jiangsu Jiangnan Chemical Fibre Group Co., Ltd. (江蘇江南化纖集團有限公司).

We unanimously consider that Shanghai Orient Certified Appraisal Co., Ltd. is qualified to undertake the assets assessment. Its professional capabilities and working experience can assure a smooth progress of this assessment work.

V. Independence of intermediary organisations

Scott Wilson has indicated it has adopted all reasonable professional skills to perform various forecast studies prudently and independently.

Shanghai Orient Certified Appraisal Co., Limited has indicated that it undertakes this assessment job on independent, fair, objective and scientific principles.

VI. Reasonableness of the assessment results

We consider that the model and selection of parameters adopted in the traffic volume forecast report and operating maintenance expenses forecast report issued by Scott Wilson Limited are professional, the method of forecast is scientific, and the forecast result is reasonable. During the course of the assets assessment, various key parameters adopted by Shanghai Orient Certified Appraisal Co., Ltd., such as the discount rates, are reasonable, and the assessment results are reasonable.

Independent Director: Zhang Yong Zhen
Fang Qiang
Hong Yin Xing
Yang Xiong Sheng"

By order of the Board
Yao Yong Jia
Secretary to the Board of Directors

Nanjng, China, 14 April 2004

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Wang Zheng Yi, Cheng Chang Yung Tsung, Fang Keng, Hong Yin Xing and Yang Xiong Sheng.



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement of the 7th Session of the Fourth Board of Directors

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice is made pursuant to the requirements of the listing rules of the Shanghai Stock Exchange.

The Company and all members of the board guarantee the correctness, accuracy and completeness of and take joint responsibility for any false representation, misleading statement or material omission of the content of the announcement.

"Notice is hereby given that the 7th Session of the Fourth Board of Directors was held by the Company on Monday, 26th April 2004 at the Conference Room, 238 Maqun Street, Nanjing, the PRC. There should be 10 directors present and 10 directors were present. The meeting was chaired by Mr Shen Chang Quan. The procedures for convening the meeting were in compliance with the relevant provisions of Company Law and the Articles of Association. The following were considered and approved at the meeting:

All directors have reviewed and discussed the report presented and the following were unanimously approved:

1. The first quarterly report of the Company ended 31st March 2004 was considered and approved;

2 The Road Maintenance Service Contract in respect of the Jiangsu Expressway Company Limited and the signing of the contract with Jiangsu Sundian Engineering Company Limited ("Jiangsu Sundian") were approved, the Road Maintenance Service Contract with Jiangsu Sundian in respect of the Jiangsu Guangjing Xicheng Expressway Company Limited and the signing of the contract between Guangjing Xicheng and Jiangsu Sundian were approved. It was also approved that a board committee would be established pursuant to Article 112 of the Company's Articles of Association to deal with matters relating to the above mentioned Maintenance Service Contracts entered into with Jiangsu Sundian, including but not limited to consideration and approval of the

relevant Maintenance Service Contracts and the execution of the same, publication of necessary announcements pursuant to the requirements of the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, and consideratoin and approval of the execution of any necessary documents and proceedings that would require execution by the Company in order to complete the relevant matters.

3. Provision of RMB50 million for impairment of fixed assets for the expansion project of Shanghai-Nanjing Expressway was approved.

   The provision for impairment of fixed assets was made as follows: during the end of this reporting period, according to the progress arrangement of the expansion project of Shanghai-Nanjing Expressway, safety implementation of Shanghai-Nanjing Expressway to be undergone in next stage, including wiring work, guard bar work, lightning work and isolated gates, will be completely or partially affected. Pursuant to the requirements provided under Zhen Jian Hui Zi [2004] No. 1, the Company has reviewed certain fixed assets and provision for fixed assets was made based on the excess of the net asset value over the recoverable amount of each individual fixed assets. Impairment accumulated was approximately RMB50 million:-

   (1) guard bar work: net asset value of RMB58.55 million with impairment of RMB11.71 million made;

   (2) wiring work: net asset value of RMB7.90 million with the south side of the road to be affected and impairment of RMB3.42 million made;

   (3) sign work: net asset value of RMB7.26 million with impairment of RMB2.18 million made;

   (4) isolated gates: net asset value of RMB 19.05 million with impairment of RMB 7.62 million made;

   (5) lightning work: net asset value of RMB 16.15 million with provisions for impairment of RMB 4.85 million made;

   (6) others: net asset value of RMB 20.22 million with impairment of RMB 20.22 million made."

By Order of the Board of Directors
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 26th April 2004

The directors of the Company as at the date of this Announcement are:-

Shen Chang Quan, Chen Xiang Hui, Sun Hong Ning, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fan Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

2004 First Quarterly Report

The 2004 First Quarterly Report is prepared in accordance with the China Securities Regulatory Commission regulations on Disclosure of Information in Quarterly Reports for Listed Companies. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Rules and Regulations. These quarterly financial statements are unaudited. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

This announcement is made pursuant to the disclosure obligation under rule 13.09 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

"1. IMPORTANT

1.1 The board of directors (the "Board of Directors") of Jiangsu Expressway Company Limited (the "Company") confirms that there are no false representations or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report.

1.2 Ms. Chang Yung Tsung, Alice and Mr. Fang Keng (both are directors) did not attend the Board of Directors meeting and appointed Mr. Shen Chang Quan, the Chairman, to vote on their behalf. Mr. Sun Hong Ning (director) did not attend the Board of Directors meeting and assigned Mr. Chen Xiang Hui (director) to vote on his behalf.

1.3 This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. This report is published simultaneously in Hong Kong and the People's Republic of China. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards. Shareholders of the Company and public investors should exercise caution when dealing in the Company's shares.

1.4 The financial statements in this quarterly report are unaudited.

1.5 Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Manager of the Finance and Accounting Department, guarantee the correctness and completeness of the financial statements in the quarterly report.

2. BASIC INFORMATION OF THE COMPANY

2.1 Basic Corporate Information

	A Shares	B Shares	Other 1	Other 2	Other 3
Stock Name	寧滬高速		Jiangsu Expressway (H Shares)	JEXWW (ADR)	
Stock name prior to amendment (if any)					
Stock Code	600377		0177	477373104	
	Secretary to the Board of Directors			Securities Officers	
Name	Yao Yong Jia			Jiang Tao and Lou Qing	
Correspondence Address	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC				
Telephone	8625-84469332			8625-84200999-4706, 4716	
Fax	8625-84466643			8625-84466643	
E-mail Address	cso@jsexpressway.com				

2.2 Financial Information

2.2.1 Major accounting data and financial indicators

Unit: RMB

	End of the reporting period	End of last reporting year	% increase (decrease) at end of the reporting period compared to end of last reporting year
Total assets	17,413,672,709	16,732,357,439	4.07
Shareholders' equity (excluding minority interests)	14,925,043,622	14,562,324,835	2.49
Net assets per share	2.96	2.89	2.49
Adjusted net assets per share	2.96	2.89	2.49
	The reporting period	**From beginning of year to end of the reporting period**	**% increase (decrease) for the reporting period compared to the corresponding period of the previous year**
Net cash flow from operating activities	621,175,986	621,175,986	111.77
Earnings per share	0.072	0.072	50.00
Return on net assets	2.43%	2.43%	38.86
Return on net assets after extraordinary losses	2.79%	2.79%	60.34

Extraordinary gains/losses	Amount
Amortisation of differences in shareholding investment	-2,999,223
Non-operating income/expenses	-50,727,850
Effect on income tax	240,191
Total	-53,486,883

2.2.2 *Profit and loss account*

Profit and loss account (unaudited)

Unit: RMB

Items	The reporting period		Corresponding period of the previous year	
	Consolidated	**The Company**	**Consolidated**	**The Company**
1. Income from principal business	837,370,614	736,245,512	563,733,079	472,650,651
Less: Costs of principal business	187,274,696	160,907,351	144,637,943	130,093,900
Tax and sur-tax on principal business	48,472,069	40,861,626	31,286,686	26,231,612
2. Profit from principal business ("-" represents losses)	637,623,849	534,476,535	387,808,449	316,325,140
Add: Other operating profit ("-" represents losses)	4,922,870	2,187,661	2,991,229	2,398,861
Less: Operating expenses	—	—	—	—
Administrative expenses	43,446,460	39,225,629	35,604,294	33,409,458
Financial expenses	5,093,837	5,669,682	1,152,137	2,082,564
3. Profit from operations ("-" represents losses)	594,006,422	491,768,885	354,043,247	283,231,980
Add: Investment income ("-" represents losses)	25,717,825	83,818,313	13,296,851	53,803,939
Subsidies income	—	—	—	—
Non-operating income	2,114,475	2,114,425	2,438,708	2,278,575
Less: Non-operating expenses	52,842,325	52,574,967	848,637	663,823
4. Gross profit ("-" represents losses)	568,996,397	525,126,656	368,930,170	338,650,671
Less: Income tax	195,991,582	162,131,753	118,988,115	95,525,045
Less: Gain and loss of minority interests	10,286,028	—	7,142,834	—
Add: Unrealised loss on investments	276,116	—	326,405	—
5. Net profit ("-" represents losses)	362,994,903	362,994,903	243,125,625	243,125,625

2.3 Total number of shareholders at the end of the reporting period

During the reporting period, there has been no change in the total number of shares or in the share capital structure of the Company.

As at 31st March 2004, there were 33,384 shareholders registered on the registers of members of the Company, among whom 32,363 were holders of domestic shares and 1,021 were holders of foreign shares.

3 MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Overview and brief analysis of the Company's operating activities during the reporting period

In the first quarter of 2004, all businesses of the Group grew steadily. According to the PRC Accounting Standards, operating income between January and March amounted to approximately RMB980,950,084, whereas net profit amounted to approximately RMB362,994,903, representing increases of approximately 46.69% and 49.30% respectively over those of the corresponding period of the previous year.

Since in the next reporting period there would be no negative impact due to the SARS epidemic or intensive repairs, income from principal business and profit from principal business are expected to have relatively large increases compared to the corresponding period last year.

Increase in income was mainly attributable to the following reasons:

1. The national economy sustained a faster rate of growth. In the first quarter of 2004, GDP increased by 9.7% over that of the corresponding period of last year. GDP of Jiangsu Province grew 14.6% over that of the corresponding period of last year. A favourable macro-economic environment resulted in increase in passenger transport and freight transport. Except for Nanjing-Shanghai Class 2 Highway which recorded a decrease of traffic volume due to the road expansion project, traffic volumes of other roads and bridges operated by the Group all maintained double-digit growth.

2. Increase in toll revenue also resulted from an approximately 12.5% increase in toll tariffs for passenger vehicles at the expressways in Jiangsu Province with effect from 1st January 2004.

3. Implementation of the toll-by-weight tariff system has benefited the Group's road and bridge projects. According to the statistics in respect of Shanghai-Nanjing Expressway, among goods vehicles, 79.69% did not exceed the loading limit, whereas overloaded vehicles accounted for 20.31%. Among overloaded goods vehicles, 11.34% were overloaded by less than 30%, 4.25% were overloaded by 30%-50%, 4.33% were overloaded by 50%-100% and 0.38% were overloaded by over 100%. The increase of toll on overloaded vehicles has in effect led to increase of toll revenues, and as the proportion of trucks showed a growth trend, the proportion of toll revenues contributed by trucks also grew gradually.

Data of daily average traffic volumes and daily average toll revenues of roads and bridges in the first quarter of 2004:

Expressway or bridge operation	Average daily traffic flow *(vehicles/day)*	Growth over the corresponding period of the previous year *(%)*	Average daily toll revenues *(RMB'000/day)*	Growth over the corresponding period of the previous year *(%)*
Jiangsu section of Shanghai-Nanjing Expressway	36,403	21.74	7,366.3	61.98
Jiangsu section of Nanjing-Shanghai Class 2 Highway	33,879	-8.37	533.0	-4.53
Nanjing section of Nanjing-Lianyungang Highway	12,359	23.78	191.3	31.24
Guangjing Expressway	28,041	12.70	564.8	31.35
Xicheng Expressway	26,054	19.78	942.1	61.90
Jiangyin Yangtze Bridge	30,458	18.50	1,813.4	44.43
Sujiahang Expressway	16,672	—	1,585.6	110.15

Non-core Businesses

In addition to operations of the service areas, revenues from the Group's non-core businesses also included the operating revenues of Jiangsu Ninghu Investment Development Co., Ltd. and Jiangsu Sundian Engineering Co., Ltd. Revenues from the non-core businesses between January and March 2004 amounted to approximately RMB107,579,470, whereas profits from non-core businesses amounted to approximately RMB4,922,870.

Progress on Expansion Project

The eight-lane expansion project of Shanghai-Nanjing Expressway was approved by the State Development and Reform Commission on 20th February 2004. The Company convened the 6th session of the fourth Board of Directors meeting on 1st April 2004, at which the investment matters in relation to the expansion project as well as the acquisition of the extended 12-year operating right of Nanjing-Shanghai Class 2 Highway subsequent to its expansion were approved (details of which were published in China Securities and Shanghai Securities on 2nd April 2004). At present, both projects are proceeding smoothly, and relevant preliminary preparation work for the eight-lane expansion project of Shanghai-Nanjing Expressway is nearly completed.

Upon approval at the 2003 Annual General Meeting, according to the work progress, filling and construction of soil excavation of earth and stone for roadbeds in the southern side will be substantially completed in the next stage, works pertaining to superstructure of bridges, base structures of large bridges and specially large bridges, reinforcing of main structures of the original bridges which affect connection, demolition and construction of cross-over bridges over feeders, modification of intersecting and interconnecting roads and modification and expansion of service areas

will commence on a full-scale. Works relating to improvement of designs, scientific research, and the establishment of tenders and project management systems will also commence. The Company will work hard on quality management, coordination with communications authorities and on-site management, and will steadily push forward the expansion project.

Traffic volume on Shanghai-Nanjing Expressway has not been affected by the expansion project. Currently the traffic flow is normal and smooth.

3.1.1 Principal operating activities or products accounting for more than 10% of income or total profit from principal business

Unit: RMB

Industry or product	**Principal operating income**	**Principal operating costs**	**Gross profit margin** *(%)*
Shanghai-Nanjing Expressway	670,329,338	120,411,590	82.04
Guangjing-Xicheng Expressways	137,125,102	26,367,345	80.77
Total	807,454,440	146,778,935	81.82

3.1.2 Seasonal or cyclical characteristics of the Company's operation

☐ Applicable √ Not applicable

3.1.3 Structure of the Group's profit contributions during the reporting period

Unit: RMB

Items	**Jan-Mar 2004**	**Proportion to gross profit** *(%)*	**Jan-Mar 2003**	**Increase/ Decrease** *(%)*
Profit from principal business	637,623,849	112.06	387,808,449	64.42
Other operating profit	4,922,870	0.87	2,991,229	64.58
Expenses during the reporting period	(48,540,298)	-8.53	(36,756,431)	32.06
Gain on investment	25,717,825	4.52	13,296,851	93.41
Subsidies income	—	—	—	—
Non-operating income/expenses, net	(50,727,850)	-8.92	1,590,071	—
Net profit before taxation	568,996,397	100.0	368,930,170	54.23

Explanation of changes:

1. Significant increase in profit from principal business was mainly attributable to the rapid growth of toll revenues (approximately RMB310 million) during the reporting period whereas maintenance costs for roads were maintained at the previous year's level.

2. Increase in other operating profit was mainly attributable to Jiangsu Sundian Engineering Co., Ltd. becoming an independent legal entity with effect from May 2003. Its revenue during the reporting period was the major factor to the increase in the Group's other operating profit.

3. Increase in expenses during the reporting period was mainly attributable to the advance payment during the period for expenses of road security amounting to RMB387 million for the year.

4. Significant increase in gain on investment was mainly attributable to the increase of RMB4.23 million in gain on investment in Sujiahang Expressway and the increase of RMB7.19 million in gain on investment in Yangtze Bridge when compared to those of the corresponding period of the previous year.

5. Substantial change in non-operating income/expenses during the year was mainly attributable to provisions for impairment of fixed assets of RMB50 million made after careful and due consideration during the reporting period.

3.1.4 Circumstances and reasons for substantial changes in principal business and its structure compared with last reporting period

☐ Applicable ✓ Not applicable

3.1.5 Circumstances and reasons for substantial changes in the earning capacity (gross profit margin) of the principal business compared to last reporting period.

☐ Applicable ✓ Not applicable

3.2 Analysis of impact of significant matters and the solutions

☐ Applicable ✓ Not applicable

3.3 Circumstances and reasons for changes in accounting policies, accounting assumptions, scope of consolidation and significant accounting errors

☐ Applicable ✓ Not applicable

3.4 Statement by the Board of Directors and the Supervisory Committee on qualified opinion in respect of audited financial statements

☐ Applicable ✓ Not applicable

3.5 Profit warning with reasons on a possible reversal to losses of the accumulated net profit from the beginning of the year to the end of the next reporting period or on a substantial change when compared to the corresponding period of the previous year

☐ Applicable ✓ Not applicable

3.6 Ongoing adjustments by the Company on announced annual business plan or budget

☐ Applicable √ Not applicable

Jiangsu Expressway Company Limited"

By order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 26th April 2004

The directors of the Company as at the date of this Announcement are:-

Shen Chang Quan, Chen Xiang Hui, Sun Hong Ning, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fan Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Connected Transactions
Road Maintenance Service Contracts with Jiangsu Sundian Engineering Co., Ltd.

- The Company and Guangjing Xicheng entered into Maintenance Contracts with Jiangsu Sundian in respect of the Jiangsu Expressway, the Guangjing Expressway and Xicheng Expressway.
- As Jiangsu Sundian is a subsidiary of the Company, and Guangjing Xicheng (being a connected person under the Hong Kong Listing Rule) is a major shareholder of Jiangsu Sundian, the maintenance services arrangements under the Maintenance Contracts with an expected annual maintenance fee of less than 2.5% of the audited consolidated total assets and revenue of the Company as at 31 December 2003 and the market capitalisation, the transactions constitute continued connected transactions under rule 14A.34 of the Hong Kong Listing Rules.
- The above mentioned transactions are transactions between a listed company and its subsidiaries or transactions between the subsidiaries of a listed company and are not subject to disclosure requirement pursuant to rule 7.3.6 of the Shanghai Listing Rules.
- At the Seventh Session Meeting of the Fourth Board of Directors held on 26 April 2004, the directors of the Company (including the independent non-executive directors) approved the entering into of the Maintenance Contracts.

The board of directors of Jiangsu Expressway Company Limited (the "**Company**") announced that on 28 April 2004, (1) the Company entered into a maintenance contract (the "**Co. Maintenance Contract**") with Jiangsu Sundian Engineering Co., Ltd. ("**Jiangsu Sundian**") (江蘇現代路橋有限責任公司) and (2) a maintenance contract was entered into between (江蘇廣靖錫澄高速公路有限責任公司) ("**Guangjing Xicheng**", a 85% owned subsidiary of the Company) and Jiangsu Sundian (the "**GX Maintenance Contract**" together with the Co. Maintenance Contract, the "**Maintenance Contracts**").

Major terms of the Maintenance Contacts are set out in the table below.

	Co. Maintenance Contract	GX Maintenance Contract
Parties	• the Company (as employer); and • Jiangsu Sundian (as contractor)	• Guangjing Xicheng (as employer); and • Jiangsu Sundian (as contractor)
Duration of contract	1 May 2004 to 31 December 2004	
Subject of the 2004 road repair and maintenance services	Sections of Shanghai-Nanjing Expressway (Jiangsu section) as designated by the Company in writing	Sections of and car parking spaces of service areas (including roads therein) of • Guangjing Expressway • Xicheng Expressway as designated by Guangjing Xicheng and agreed by Jiangsu Sundian in writing to be widened and revamped
Maximum maintenance service fees for 2004	RMB46,000,000 (approximately HK$43,396,226), being the estimated total contract sum, the actual amount of maintenance service fees will be determined based on actual work done* and according to the approved fee principles**.	RMB20,000,000 (approximately HK$18,867,925), being the estimated total contract sum, the actual amount of maintenance service fees will be determined based on actual work done* and according to the approved fee principles**.

<table>
<tr><td>(i) Advance part payment (for the raw materials of the maintenance work)</td><td>30% of the estimated total contract sum, payable 1 month prior to the commencement of the services.</td><td>40% of the estimated maintenance fee, payable in the week immediately before commencement of relevant maintenance work.</td></tr>
<tr><td>(ii) Maintenance fee payment</td><td colspan="2">Payable within the period commencing the 11th and ending on 20th calendar day of the month immediately after the respective of work done, cumulative payment not exceeding 95% of the estimated maximum maintenance fee (inclusive of the advance payment); upon completion of the maintenance work and passing the quality check, payment of 95% of the actual maintenance fee (inclusive of the advance payment), balance to be paid after the 1 year quality warranty period.</td></tr>
<tr><td colspan="3">* The amount of work to be designated to Jiangsu Sundian will depend on the condition of the road surface and the relevant work progress.

** For works which have to be awarded by way of tender pursuant to the relevant PRC laws and regulations (for contracts with value of over RMB2,000,000 (approximately HK$1,886,792)), Jiangsu Sundian will only be awarded work after completion of the relevant tender process. In respect of works awarded by tender, services fees will be based on the tender submitted. In respect of other works, the fee will be fixed with reference to confirmation by independent (not being connected persons or associated with connected persons of the Company) qualified price quoting entities as to then prevailing market price of the relevant work.</td></tr>
</table>

Reasons and Benefits of the Maintenance Contracts

The principal business of the Company is the construction and management of toll roads and expressways in Jiangsu Province. The principal business of Guangjing Xicheng is the management, operation maintenance and toll collection of Guangjing Expressway and Xicheng Expressway. The principal business of Jiangsu Sudian is the repair and maintenance of expressway.

Jiangsu Sudian has accumulated sufficient related experience in the general repairs and maintenance work of expressways. Since its establishment, Jiangsu Sudian has, in addition to contracting for the maintenance operations and major and medium repairs of the expressways, roads and bridges under the management of the promoters, expanded its market by contracting for the road projects of other parties (which may include (i) other connected persons and (ii) other parties who are not connected persons or associates of connected persons), including the paving of road surfaces of highways, the installation of securities facilities and other maintenance projects, and therefore optimising its allocation of resources, increasing its asset utilitisation rate, enhancing its maintenance technology as well as the quality of its maintenance work. It has achieved economies of scale of maintenance, reducing the maintenance costs of highways in an effective manner and thereby increasing its economic benefits further.

The maintenance fees are determined after arm's length negotiation and with reference to the price confirmed by independent qualified price quoting entities or at the tendered price, as the case may be. For so long as the price is not higher than the prevailing market price of the relevant work, Jiangsu Sudian will be awarded the specified works provided that the aggregate contract sum does not exceed the maximum management services fee for 2004 as set out in the respective agreement. The maximum maintenance service fees are agreed upon after taking into account the expected amount of works to be done in 2004. The Company will monitor the situation and will not order service if the limit is exceeded. The maintenance service fee will be funded by the internal resources of the Company and Guangjing Xicheng respectively.

At the 7th Session Meeting of the Fourth Board of Directors held on 26 April 2003, the directors of the Company (including the independent non-executive directors) have approved the entering into of the Maintenance Contracts. The directors (including independent non-executive directors) are of the view that the entering into of the Maintenance Contracts is in the interests of the shareholders of the Company as a whole and in the ordinary and usual course of business of the relevant company and the terms of the Maintenance Contracts are on normal commercial terms.

Connected Transactions

As Jiangsu Sundian is a 70% direct subsidiary of the Company, and Guangjing Xincheng (a 85% subsidiary of the Company with the other 15% owned by 華建交通經濟開發中心 Huajian Transportation Economic Development Centre (a substantial shareholder of the Company), being a connected person under the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules")) is a major shareholder of Jiangsu Sundian, the entering into of the Company Maintenance Contract and the Guangjing Xicheng Maintenance Contract are connected transactions under the Hong Kong Listing Rules. As the aggregate maximum annual maintenance fees under the Company Maintenance Contract and the Guangjing Xicheng Maintenance Contract is RMB66,000,000 (approximately HK$62,264,151) is less than 2.5% of the audited consolidated total assets and revenue of the Company as at 31 December 2003 and the market capitalisation, the Maintenance Contracts constitute continued connected transactions under rule 14A.34 of the Hong Kong Listing Rules, which requires compliance with the reporting and announcement requirements but does not require independent shareholders approval.

The above mentioned transactions are transactions between a listed company and its subsidiaries or transactions between the subsidiaries of a listed company and are not subject to disclosure requirement pursuant to rule 7.3.6 of the Shanghai Listing Rules.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 28 April 2004

For the purpose of this announcement, conversions of Renminbi into Hong Kong dollars are based on the approximate exchange rate of RMB106 = HK$100

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

* *independent non-executive directors*



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the "AGM") of Jiangsu Expressway Company Limited originally scheduled to be held on 10 June 2004 will be held on Monday, 28 June 2004 at 9:00 a.m. at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China for the following purposes:

1. to consider and approve the directors report of the Company for the year ended 31 December 2003;

2. to consider and approve the supervisors report of the Company for the year ended 31 December 2003;

3. to consider and approve the audited accounts and the report from the auditors for the year ended 31 December 2003;

4. to approve the profit distribution scheme in respect of the final dividends for the year ended 31 December 2003:

   with reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu, the Company recorded a net profit amounted to RMB950,530,727 under the PRC Accounting Standards and a net profit after taxation of RMB1,005,773,000 under Hong Kong Accounting Principles (the "HKGAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HKGAAP, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB1,145,819,878 as at the beginning of the year, the total distributable profit amounted to RMB1,277,509,496. The Company recommended a final dividend of RMB0.145 per share;

5. to consider and appoint Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company PRC and international auditors for the financial year 2004 and to fix the aggregate remuneration at RMB1.18 million;

6. to consider and appoint Mr. Xie Jia Quan as director of the Company and to approve the service contract to be entered into between Mr. Xie and the Company for a term commencing on the date of the AGM until the date of the annual general meeting to be held in the year 2006;

7. to approve the investment by the Company of RMB10.54 billion (approximately HK$ 9.943 billion) in the widening of the existing four-lane dual carriageway of the Jiangsu section of Shanghai-Nanjing Expressway into an eight-lane dual expressway ("the Widening"), and that the directors of the Company be given the authority to take any action and sign any documents, contracts, agreements in relation to the Widening;

8. to consider and approve the proposal to pay RMB6,423,000 to the employees qualified under the cash housing allowance scheme in this year pursuant to the notice numbered 蘇機房改[2000]21號 (Sujifanggai 21 of 2000) entitled "關於印發《江蘇省省級機關職工住房補貼發放實施意見》的通知"(Notice in relation to the publication of the notice "the Implementation Opinion in relation to payment of residential subsidy to staff of the provincial grade institutions of the Jiangsu Province");

9. to approve the special resolution: that the following proposed amendments to the articles of association of the Company be approved:

   (a) to insert a new sub-clause (3) to the article 76:

      (3) In the event that any member is, under the listing rules of the Hong Kong Stock Exchange, required to abstain from voting on any particular resolution at a general meeting of the Company or restricted to voting only for or only against any particular resolution at a general meeting of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

   (b) to replace the existing article 101(2):

      (2) The intention to nominate a candidate as a director and the candidate's notice expressing his acceptance of such nomination shall be lodged to the Company not more than 42 days and not less than 7 days prior to the convening of the general meeting.

   with the following new article 101(2):

      (2) The intention to nominate a candidate as a director and the candidate's notice expressing his acceptance of such nomination shall be lodged to the Company at least 7 days prior to the date of the general meeting in relation to the election of director (but in any event not earlier than the day immediately after the date of the relevant notice of general meeting in relation to the election of director); and

10. any other business.

By order of the board
Jiangsu Expressway Company Limited
Yao Yongjia **Lam Che Wah**
Company Secretaries

Nanjing, China, 5 May 2004

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 28 May 2004 shall be entitled to attend the AGM after completing and returning to the Company the confirmation slip attached to the Circular to which this notice forms part prior to 8 June 2004. Further details are set out in the confirmation slip and explanation thereto.

(2) Registration of transfers of H shares will be suspended by the Company from 29 May 2004 to 28 June 2004 (both days inclusive). Holders of H shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, at 17th Floor, Hopewell Centre, 183 Queen's Road East, no later than 4:00 p.m. on Friday, 28 May 2004. Registration date of equity interests, method and time of the declaration of dividends for holders of A shares will be otherwise notified.

(3) A shareholder who has the right to attend and vote at the AGM is entitled to appointed a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the AGM.

(4) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorisation together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the AGM. The form of proxy for use at the AGM will be despatched to shareholders.

(5) The AGM will last for half day. Shareholders attending the AGM will be responsible for their own accommodation and travelling expenses.

(6) Address: Secretary's Office, 27th Floor, Jiangsu Communication Building, 69 Shigu Road, Nanjing, the PRC.
Postal Code: 210004
Tel: 8625-84200999 (ext. 4706/4716)
Fax: 8625-84466643

(7) All resolutions will be passed by way of poll.

Information on the proposed director

XIE Jia Quan, gentleman, born in 1951, university graduate, senior engineer. Mr. Xie joined 江蘇省交通規劃設計處 (The Communications Planning and Design Institute of the Jiangsu Province) as technician and assistant in 1978; promoted to the position of deputy head of the Communications Planning and Design Institute in 1985, since 1992, he had been appointed to positions as the deputy head of 江蘇省高速公路建設指揮部工程處 (the Construction Office of the Expressway Construction Commander Office of the Jiangsu Province) the deputy head of 計劃處 (the Planning Office), deputy chief engineer and field commander of the Expressway Construction Commander Office; in August 2003, he was appointed deputy chief commander of the widening works commander office of the Company, and in January 2004, he was appointed as the general manager of the Company. Mr. Xie is a senior expert experienced in the construction of expressway and management.

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

* *independent non-executive directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

CORRIGENDUM

NOTICE IS HEREBY GIVEN that two figures of item 4 to the Chinese version of the notice of the annual general meeting of Jiangsu Expressway Company Limited dated 5 May 2004 and the related proxy form for holders of H Shares be corrected as highlighted below:

"4. to approve the profit distribution scheme in respect of the final dividends for the year ended 31 December 2003:

with reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu, the Company recorded a net profit amounted to RMB950,530,727 under the PRC Accounting Standards and a net profit after taxation of RMB1,005,773,000 under Hong Kong Accounting Principles (the "HKGAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HKGAAP, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB1,145,819,878 as at the beginning of the year, the total distributable profit amounted to RMB1,277,509,496. The Company recommended a final dividend of RMB0.145 per share;"

By order of the board
Jiangsu Expressway Company Limited
Yao Yongjia Lam Che Wah
Company Secretaries

Nanjing, China, 10 May 2004

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

* *independent non-executive directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(a joint-stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 177)

Announcement
Traffic control in respect of the Jiangsu Section of the Shanghai Nanjing Expressway

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice is made pursuant to the requirements of the listing rules of the Shanghai Stock Exchange.

It is expected that during the period (commencing on 1 June 2004 to the end of August 2004) of temporary control of the traffic of certain section of the Shanghai-Nanjing Expressway the traffic volume may be reduced by approximately 30%.

Investors should exercise caution when dealings in the securities of the Company.

The Company and all members of the board guarantee the correctness, accuracy and completeness of and take joint responsibility for any false representation, misleading statement or material omission of the content of the announcement.

Notice is hereby given that 江蘇省公安廳 (Gongan Department of the Jiangsu Province) and 江蘇省交通廳 (Communications Department of the Jiangsu Province) have approved a traffic diversion control to be implemented on the Jiangsu Section of the Shanghai-Nanjing Expressway from the period commencing on 1 June 2004 to the end of August 2004 regarding large (lorries with 3 or more axes), medium and small (with 2 or less axes) lorries. The implementation proposal is as follows:-

1. the section from Nanjing to the interchange north of 常州 (Changzhou), no lorries of 3 or more axes; the section from the interchange north of Changzhou to 花橋 (Huaqia) (the border of Jiangsu and Shanghai), all lorries are not permitted;

2. during the control period, the speed limit for all vehicles using the Jiangsu Section of the Shanghai-Nanjing Expressway is 80km/hour, for section bearing sign or signal with a lower speed limit, the speed limit should not exceed as stipulated thereon.

The traffic diversion control is necessary for the preparation of the widening works of the expressway.

As set out in the circular of the Company dated 5 May 2004, it is anticipated that diversion of traffic flow during the widening may temporary have a negative impact on the traffic flow. Based on the average composition of the traffic-flow of lorries for the first 4 months of 2004, it is estimated by the board of the Company that the traffic volume of the Jiangsu Section of the Shanghai-Nanjing Expressway during the control period will be reduced by approximately 30%, and the toll revenue will be negatively affected.

Investors should exercise caution when dealings in the securities of the Company.

By Order of the Board of Directors
Yao Yong Jia **Lam Che Wah**
Company Secretary

Nanjing, the PRC, 31 May 2004

The directors of the Company as at the date of this Announcement are:-

Shen Chang Quan, Chen Xiang Hui, Sun Hong Ning, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fan Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

** Independent Non-executive Directors*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(Established in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

ANNOUNCEMENT OF THE RESOLUTIONS OF THE 2003 ANNUAL GENERAL MEETING

This announcement is made pursuant to the general disclosure obligations set out in Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 2003 Annual General Meeting (the "AGM") of Jiangsu Expressway Company Limited (the "Company") was held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China at 9:00 a.m. on Monday, 28 June 2004. The AGM was attended by 10 shareholders either attending in person or by proxy. The shareholders who attended the AGM, either in person or by proxy, represented 3,640,218,061 shares with voting rights, representing 72.2588% of the Company's total issued share capital, which was in compliance with the quorum required by the Company's articles of association. The AGM was presided by the Chairman Mr. Shen Chang Quan.

The following resolutions were passed as ordinary resolutions at the AGM:

1. The report of the board of directors of the Company for the year ended 31 December 2003 was approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,639,915,056 shares voted for the resolution, representing 99.9917% of the total number of issued shares held by the shareholders present at the AGM with voting rights; 303,005 shares abstained from voting, representing 0.0083% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

2. The report of the Supervisory Committee of the Company for the year ended 31 December 2003 was approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,639,915,056 shares voted for the resolution, representing 99.9917% of the total number of issued shares held by the shareholders present at the AGM with voting rights; 303,005 shares abstained from voting, representing 0.0083% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

3. The audited accounts and the auditors' report of the Company for the year ended 31 December 2003 were approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,639,915,056 shares voted for the resolution, representing 99.9917% of the total number of issued shares held by the shareholders present at the AGM with voting rights; 303,005 shares abstained from voting, representing 0.0083% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

4. The distribution scheme in respect of the final dividends of the Company for year 2003, pursuant to which a cash bonus of RMB1.45 (incl. tax) will be paid for every 10 shares, was approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,640,218,061 shares voted for the resolution, representing 100% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

   (1) with reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu, the Company recorded a net profit amounting to RMB950,530,727 under the PRC Accounting Standards and a net profit after taxation of RMB1,005,773,000 under Hong Kong Accounting Principles (the "HKGAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the articles of association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HKGAAP, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund, as well as adding the retained profit of RMB1,145,819,878 as at the beginning of the year and deducting dividend for the year 2002 of RMB654,907,175, the total distributable profit amounted to RMB1,277,509,496;

   (2) 10% of the net profit after taxation, at an amount of RMB109,289,289, was transferred to the statutory surplus reserve fund (for the Company and its subsidiaries);

   (3) 5% of the net profit after taxation, at an amount of RMB54,644,645, was transferred to the statutory public welfare fund (for the Company and its subsidiaries);

5. The appointment of Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company's PRC and international auditors for the financial year 2004 and the fixing of the aggregate remuneration at RMB1.18 million were approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,640,218,061 shares voted for the resolution, representing 100% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

6. The appointment of Mr. Xie Jia Quan as director of the Company and the service contract to be entered into between Mr. Xie and the Company for a term commencing on the date of the AGM until the date of the annual general meeting to be held for year

2006 were approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,640,218,061 shares voted for the resolution, representing 100% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

7. The investment of RMB10.54 billion (approximately HK$ 9.943 billion) by the Company in the widening of the existing four-lane dual carriageway of the Jiangsu section of Shanghai-Nanjing Expressway into an eight-lane dual expressway (the "Widening Project"), and the granting of the authorization to the directors of the Company to take any action and sign any documents, contracts, agreements in relation to the Widening Project were approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,640,218,061 shares voted for the resolution, representing 100% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

8. The proposal to pay RMB6,423,000 to the employees qualified under the cash housing allowance scheme pursuant to the notice numbered 蘇機房改[2000]21號 (Sujifanggai 21 of 2000) entitled "關於印發《江蘇省省級機關職工住房補貼發放實施意見》的通知 "(Notice in relation to the publication of the notice "the Implementation Opinion in relation to payment of residential subsidy to staff of the provincial grade institutions of the Jiangsu Province") was approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,630,718,061 shares voted for the resolution, representing 99.739% of the total number of issued shares held by the shareholders present at the AGM with voting rights; 9,500,000 shares abstained from voting, representing 0.261% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

The following resolution was passed as a special resolution at the AGM:

9. The following proposed amendments to the articles of association of the Company be approved:

    (a) to insert a new sub-clause (3) to the article 76:

        (3) In the event that any member is, under the listing rules of the Hong Kong Stock Exchange, required to abstain from voting on any particular resolution at a general meeting of the Company or restricted to voting only for or only against any particular resolution at a general meeting of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

    (b) to replace the existing article 101(2):

        (2) The intention to nominate a candidate as a director and the candidate's notice expressing his acceptance of such nomination shall be lodged to the Company not more than 42 days and not less than 7 days prior to the convening of the general meeting.

with the following new article 101(2):

(2) The intention to nominate a candidate as a director and the candidate's notice expressing his acceptance of such nomination shall be lodged to the Company at least 7 days prior to the date of the general meeting in relation to the election (but in any event not earlier than the day immediately after the date of the relevant notice of general meeting in relation to the election).

The above resolutions were approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,640,218,061 shares voted for the resolution, representing 100% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

The Company's auditors Deloitte Touche Tohmatsu has been appointed as the scrutineer for the vote-taking of the resolutions at the AGM.

The AGM was attended by Mr. Ju Jian Ping (居建平律師) of Jiangsu Shiji Tongren Law Office (江蘇世紀同仁律師事務所), and a legal opinion thereon has been issued by him.

Based on the facts above and after verification, Mr. Ju Jian Ping was of the view that the convening of the AGM, the qualifications of the persons attending the AGM and the procedures conducted at the AGM were legal and valid.

Apart from the above resolutions passed at the AGM, the Company would like to explain its 2003 final dividend distribution proposal for H Shares as follows:

1. The resolution to pay a final dividend of RMB0.145 per share for the year ended 31 December 2003 to all shareholders of the Company as recommended by the board of directors of the Company was passed at the AGM. As regards the method of payment of the final dividend, the board of directors hereby announces that:

   Under Article 170 of the Company's articles of association, dividends payable to holders of H shares of the Company are required to be declared and valued in Renminbi ("RMB") and paid in Hong Kong dollars ("HK$") calculated in accordance with the following conversion formula:

$$\text{Amount of dividend in HK\$} = \frac{\text{Amount of dividend in RMB}}{\text{The average exchange rate of RMB to HK\$ as quoted by the People's Bank of China for the five business days prior to the date of declaration of dividend}}$$

   For the purposes of the payment of this final dividend, the date of declaration is 28 June 2004. The average exchange rate of RMB to HK$ quoted by the People's Bank of China for the five business days prior to the date of declaration was RMB100: HK$94.2312 Accordingly, the final dividend for H Shares would be HK$0.1366 per share.

2. The Company has appointed Bank of China (Hong Kong) Trustees Limited (the "Receiving Agent"), to receive on behalf of the holders of H shares all dividends declared in respect of H shares of the Company. The Receiving Agent is a trust company

registered under the Trustee Ordinance of Hong Kong. Cheques for the H share dividends will be issued by the Receiving Agent and are expected to be posted by ordinary mail to holders of H shares of the Company whose names appear on the register of members of the Company, at their own risks, on or before 15 July 2004 (i.e. the date of payment of dividends on H shares of the Company).

3. Announcement regarding the distribution of dividends to holders of A shares will be made separately.

By Order of the Board
Yao Yong Jia **Lam Che Wah**
Joint Company Secretaries

Nanjing, the PRC, 28 June 2004

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Xie Jia Quan, Chen Xiang Hui, Sun Hong Ning, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

** independent non-executive directors*



江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(Established in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

ANNOUNCEMENT OF THE RESOLUTIONS OF THE 2003 ANNUAL GENERAL MEETING

This announcement is made pursuant to the general disclosure obligations set out in Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 2003 Annual General Meeting (the "AGM") of Jiangsu Expressway Company Limited (the "Company") was held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China at 9:00 a.m. on Monday, 28 June 2004. The AGM was attended by 10 shareholders either attending in person or by proxy. The shareholders who attended the AGM, either in person or by proxy, represented 3,640,218,061 shares with voting rights, representing 72.2588% of the Company's total issued share capital, which was in compliance with the quorum required by the Company's articles of association. The AGM was presided by the Chairman Mr. Shen Chang Quan.

The following resolutions were passed as ordinary resolutions at the AGM:

1. The report of the board of directors of the Company for the year ended 31 December 2003 was approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,639,915,056 shares voted for the resolution, representing 99.9917% of the total number of issued shares held by the shareholders present at the AGM with voting rights; 303,005 shares abstained from voting, representing 0.0083% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

2. The report of the Supervisory Committee of the Company for the year ended 31 December 2003 was approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,639,915,056 shares voted for the resolution, representing 99.9917% of the total number of issued shares held by the shareholders present at the AGM with voting rights; 303,005 shares abstained from voting, representing 0.0083% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

3. The audited accounts and the auditors' report of the Company for the year ended 31 December 2003 were approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,639,915,056 shares voted for the resolution, representing 99.9917% of the total number of issued shares held by the shareholders present at the AGM with voting rights; 303,005 shares abstained from voting, representing 0.0083% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

4. The distribution scheme in respect of the final dividends of the Company for year 2003, pursuant to which a cash bonus of RMB1.45 (incl. tax) will be paid for every 10 shares, was approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,640,218,061 shares voted for the resolution, representing 100% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

   (1) with reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu, the Company recorded a net profit amounting to RMB950,530,727 under the PRC Accounting Standards and a net profit after taxation of RMB1,005,773,000 under Hong Kong Accounting Principles (the "HKGAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the articles of association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HKGAAP, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund, as well as adding the retained profit of RMB1,145,819,878 as at the beginning of the year and deducting dividend for the year 2002 of RMB654,907,175, the total distributable profit amounted to RMB1,277,509,496;

   (2) 10% of the net profit after taxation, at an amount of RMB109,289,289, was transferred to the statutory surplus reserve fund (for the Company and its subsidiaries);

   (3) 5% of the net profit after taxation, at an amount of RMB54,644,645, was transferred to the statutory public welfare fund (for the Company and its subsidiaries);

5. The appointment of Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company's PRC and international auditors for the financial year 2004 and the fixing of the aggregate remuneration at RMB1.18 million were approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,640,218,061 shares voted for the resolution, representing 100% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

6. The appointment of Mr. Xie Jia Quan as director of the Company and the service contract to be entered into between Mr. Xie and the Company for a term commencing on the date of the AGM until the date of the annual general meeting to be held for year 2006 were approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,640,218,061 shares voted for the resolution, representing 100% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

7. The investment of RMB10.54 billion (approximately HK$ 9.943 billion) by the Company in the widening of the existing four-lane dual carriageway of the Jiangsu section of Shanghai-Nanjing Expressway into an eight-lane dual expressway (the "Widening Project"), and the granting of the authorization to the directors of the Company to take any action and sign any documents, contracts, agreements in relation to the Widening Project were approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,640,218,061 shares voted for the resolution, representing 100% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

8. The proposal to pay RMB6,423,000 to the employees qualified under the cash housing allowance scheme pursuant to the notice numbered 蘇機房改[2000]21號 (Sujifanggai 21 of 2000) entitled "關於印發《江蘇省省級機關職工住房補貼發放實施意見》的通知 "(Notice in relation to the *publication of the notice "the Implementation Opinion in relation to payment of* residential subsidy to staff of the provincial grade institutions of the Jiangsu Province") was approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,630,718,061 shares voted for the resolution, representing 99.739% of the total number of issued shares held by the shareholders present at the AGM with voting rights; 9,500,000 shares abstained from voting, representing 0.261% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

The following resolution was passed as a special resolution at the AGM:

9. The following proposed amendments to the articles of association of the Company be approved:

   (a) to insert a new sub-clause (3) to the article 76:

      (3) In the event that any member is, under the listing rules of the Hong Kong Stock Exchange, *required to abstain from voting on any particular* resolution at a general meeting of the Company or restricted to voting only for or only against any particular resolution at a general meeting of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

   (b) to replace the existing article 101(2):

      (2) The intention to nominate a candidate as a director and the candidate's notice expressing his acceptance of such nomination shall be lodged to the Company not more than 42 days and not less than 7 days prior to the convening of the general meeting.

   with the following new article 101(2):

      (2) The intention to nominate a candidate as a director and the candidate's notice expressing his acceptance of such nomination shall be lodged to the Company at least 7 days prior to the date of the general meeting in relation to the election (but in any event not earlier than the day immediately after the date of the relevant notice of general meeting in relation to the election).

The above resolutions were approved by the shareholders present at the AGM voting by poll: a total of 3,640,218,061 shares voted on the resolution, with 3,640,218,061 shares voted for the resolution, representing 100% of the total number of issued shares held by the shareholders present at the AGM with voting rights.

The Company's auditors Deloitte Touche Tohmatsu has been appointed as the scrutineer for the vote-taking of the resolutions at the AGM.

The AGM was attended by Mr. Ju Jian Ping (居建平律師) of Jiangsu Shiji Tongren Law Office (江蘇世紀同仁律師事務所), and a legal opinion thereon has been issued by him.

Based on the facts above and after verification, Mr. Ju Jian Ping was of the view that the convening of the AGM, the qualifications of the persons attending the AGM and the procedures conducted at the AGM were legal and valid.

Apart from the above resolutions passed at the AGM, the Company would like to explain its 2003 final dividend distribution proposal for H Shares as follows:

1. The resolution to pay a final dividend of RMB0.145 per share for the year ended 31 December 2003 to all shareholders of the Company as recommended by the board of directors of the Company was passed at the AGM. As regards the method of payment of the final dividend, the board of directors hereby announces that:

   Under Article 170 of the Company's articles of association, dividends payable to holders of H shares of the Company are required to be declared and valued in Renminbi ("RMB") and paid in Hong Kong dollars ("HK$") calculated in accordance with the following conversion formula:

$$\text{Amount of dividend in HK\$} = \frac{\text{Amount of dividend in RMB}}{\text{The average exchange rate of RMB to HK\$ as quoted by the People's Bank of China for the five business days prior to the date of declaration of dividend}}$$

   For the purposes of the payment of this final dividend, the date of declaration is 28 June 2004. The average exchange rate of RMB to HK$ quoted by the People's Bank of China for the five business days prior to the date of declaration was RMB100: HK$94.2312 Accordingly, the final dividend for H Shares would be HK$0.1366 per share.

2. The Company has appointed Bank of China (Hong Kong) Trustees Limited (the "Receiving Agent"), to receive on behalf of the holders of H shares all dividends declared in respect of H shares of the Company. The Receiving Agent is a trust company registered under the Trustee Ordinance of Hong Kong. Cheques for the H share dividends will be issued by the Receiving Agent and are expected to be posted by ordinary mail to holders of H shares of the Company whose names appear on the register of members of the Company, at their own risks, on or before 15 July 2004 (i.e. the date of payment of dividends on H shares of the Company).

3. Announcement regarding the distribution of dividends to holders of A shares will be made separately.

By Order of the Board
Yao Yong Jia Lam Che Wah
Joint Company Secretaries

Nanjing, the PRC, 28 June 2004

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Xie Jia Quan, Chen Xiang Hui, Sun Hong Ning, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Trung, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

** independent non-executive directors*



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(a joint-stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0177)

Announcement
Traffic control in respect of the Jiangsu Section of the Shanghai-Nanjing Expressway

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice is made pursuant to the requirements of the listing rules of the Shanghai Stock Exchange.

Investors should exercise caution when dealing in the securities of the Company.

The Company and all members of the board guarantee the correctness, accuracy and completeness of and take joint responsibility for any false representation, misleading statement or material omission of the content of the announcement.

Further to the traffic diversion regarding large (lorries with 3 or more axes), medium and small (with 2 or less axes) lorries which took effect from 1 June 2004 as set out in the announcement of the Company of 31 May 2004, the Company announces that:-

江蘇省公安廳 (Public Security Department of Jiangsu Province) and 江蘇省交通廳 (Communications Department of Jiangsu Province) have approved a temporary suspension of the use by all lorries of the whole Jiangsu Section of the Shanghai-Nanjing Expressway (the "Expressway") commencing on 1 August 2004 to facilitate the widening work of the Expressway. It is estimated by the Company that the traffic volume of the Expressway will be reduced by approximately 5% when compared with the reduced traffic volume of June 2004 after the traffic diversion, and the toll revenue will be further negatively affected.

Investors should exercise caution when dealing in the securities of the Company.

By Order of the Board of Directors
Yao Yong Jia Lam Che Wah
Company Secretary

Nanjing, the PRC, 26 July 2004

The directors of the Company as at the date of this Announcement are:-

Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jie Quan, Zhang Wen Sheng, Fan Yu Shu,
Cui Xiao Long, Chang Yung Tsung, Fan Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

** Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Summary of 2004 Interim Results

Information sets out in paragraphs 2.23, 3.3. 3.4, 4.1(1), 4.2, 5.5, 5.9 and 5.13 is made pursuant to rule 13.49(6) of the Hong Kong Listing Rules.

Other information is disclosed in this announcement pursuant to the requirements of the Shanghai Stock Exchange and paragraph 13.09 of the Hong Kong Listing Rules.

1. IMPORTANT

1.1 The board of directors and the directors of the Company confirm that there are no false representations or misleading statements contained in or material omissions from this report, and jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

This summary is extracted from the interim report, the full text of which is published on the website of the Shanghai Stock Exchange: www.sse.com.cn. Investors should read the full text of the interim report carefully for details.

1.2 Mr. Hong Yin Xing, an Independent Director, did not attend the board meeting due to special reasons but has appointed Mr. Yang Xiong Sheng to vote on his behalf. Ms. Fan Yu Shu did not attend the board meeting due to special reasons.

1.3 Mr. Shen Chang Quan, Chairman of the Board of Directors, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Finance Manager, guarantee the accuracy and completeness of the financial statements in this interim report.

1.4 The unaudited interim report of the Company has been reviewed by the Audit Committee of the Company.

2. BASIC INFORMATION OF THE LISTED COMPANY

2.1 Overview

Abbreviation of Stock Name (A Shares)	Jiangsu Expressway	
Stock Code of A Shares	600377	
Stock Exchange on which A Shares of the Company are listed	Shanghai Stock Exchange	
Abbreviation of Stock Name (H Shares)	Jiangsu Expressway	
Stock Code of H Shares	0177	
Stock Exchange on which H Shares of the Company are listed	The Stock Exchange of Hong Kong Limited	
Abbreviation of Stock Name (ADRs)	JEXWW (ADR)	
Stock Code of ADRs	477373104	
Place where the Company's ADRs are Quoted	United States	
	Secretary to the Board of Directors	Representatives of the Securities Offices
Name	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing, Jiangsu, the PRC	
Telephone Number	8625-84469332	8625-84200999-4706/4716
Fax Number	8625-84466643	8625-84466643
E-mail Address	cso@jsexpressway.com	cso@jsexpressway.com

2.2 **Financial Information**

2.2.1 *Key Financial Statistics and Indicators (prepared in accordance with PRC GAAP)*

RMB'000

	As at 30th June 2004	**As at 31st December 2003**	**Change (%)**
Current assets	2,822,001	1,638,755	72.20
Current liabilities	3,769,445	1,715,106	119.78
Total assets	18,920,698	16,732,357	13.08
Shareholders' equity (excluding minority interests)	14,487,936	14,562,325	-0.51
Net asset per share	RMB2.876	RMB2.890	-0.51
Adjusted net asset per share	RMB2.876	RMB2.890	-0.51
	Six months ended 30th June 2004	**Six months ended 30th June 2003**	**Change (%)**
Net profit	656,635	463,460	41.68
Net profit after extraordinary items	778,610	464,109	67.76
Earnings per share	RMB0.130	RMB0.092	41.68
Return on net assets	RMB4.53	RMB3.29	37.69
Net cash flow from operating activities	1,169,686	637,605	83.45

2.2.2 *Extraordinary items (prepared in accordance with PRC GAAP)*

☑ Applicable ☐ Not applicable

Unit: RMB'000 (Unaudited)

Non-recurring Profits/Losses	**Amount**
Amortization of equity investment differences	-5,998
Non-operating income and expenses	-119,387
Revenue from entrusted investment	1,348
Income tax implications	2,062
Total	-121,975

2.2.3 *Financial Statements (Prepared in accordance with HK GAAP)*

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th June 2004

		Six months ended 30th June	
		2004	**2003**
		RMB'000	*RMB'000*
	NOTES	*(Unaudited)*	*(Unaudited)*
			(Note 13)
Net Turnover	3	1,813,796	1,200,737
Cost of sales and other operating costs		(572,661)	(457,966)
Gross profit		1,241,135	742,771
Other operating income		5,648	13,011
Administrative expenses	5	(173,071)	(38,332)
Profit from operations	6	1,073,712	717,450
Finance costs	7	(18,440)	(3,253)
Amortisation of goodwill of associates		(6,258)	(6,258)
Release of negative goodwill		260	260
Share of results of associates		93,962	31,464
Profit before taxation		1,143,236	739,663
Taxation	8	(371,487)	(236,239)
Profit before minority interests		771,749	503,424
Minority interests		(20,841)	(12,901)
Profit for the period		750,908	490,523
Dividend	9	730,473	654,907
Earnings per share			
- Basic	10	RMB0.15	RMB0.10

CONDENSED CONSOLIDATED BALANCE SHEET

	NOTES	30th June 2004 RMB'000 (Unaudited)	31st December 2003 RMB'000 (Audited)
Non-current assets			
Property, plant and equipment	11	13,190,462	12,119,028
Interests in associates		1,524,053	1,517,468
Prepayment for acquisition of 312 toll highway operating rights		1,000,000	—
		15,714,515	13,636,496
Current assets			
Inventories		14,901	9,875
Prepayments and other receivables		160,145	95,265
Designated deposits		—	255
Cash and Bank balances		1,649,687	1,536,774
		1,824,733	1,642,169
Current liabilities			
Other payables		150,709	109,967
Construction costs payable		142,793	77,251
Taxation payable		179,487	113,808
Dividend payable		739,672	7,265
Long-term borrowings - due within one year		6,813	6,813
Short-term borrowings		2,550,000	1,400,000
		3,769,474	1,715,104
Net current liabilities		(1,944,741)	(72,935)
Total assets less current liabilities		13,769,774	13,563,561
Non-current liabilities			
Long-term borrowings - due after one year		251,270	54,677
Deferred taxation		6,895	29,507
		258,165	84,184
Minority interests		412,047	400,250
		13,099,562	13,079,127
Capital and reserves			
Share capital		5,037,748	5,037,748
Reserves		8,061,814	8,041,379
		13,099,562	13,079,127

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2004

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Retained profits	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2003	5,037,748	5,730,454	401,631	200,816	1,357,612	12,728,261
Adjustment to undistributed profit at beginning of the period	—	—	—	—	(829)	(829)
Net profit for the period	—	—	—	—	490,523	490,523
Dividend declared	—	—	—	—	(654,907)	(654,907)
At 30 June 2003	5,037,748	5,730,454	401,631	200,816	1,192,399	12,563,048
At 1 January 2004	5,037,748	5,730,454	510,920	255,461	1,544,544	13,079,127
Net profit for the period	—	—	—	—	750,908	750,908
Dividend declared	—	—	—	—	(730,473)	(730,473)
At 30 June 2004	5,037,748	5,730,454	510,920	255,461	1,564,979	13,099,562

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2004

	Six months ended 30th June	
	2004	**2003**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Net cash generated from operating activities	1,151,246	637,605
Net cash used in investing activities	(2,377,916)	(73,063)
Net cash generated from (used in) financing activities	1,339,328	(677,406)
Net increase (decrease) in cash and cash equivalents	112,658	(112,864)
Cash and cash equivalents at 1st January	1,537,029	819,611
Cash and cash equivalents at 30th June	1,649,687	706,747

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Prepared in accordance with HK GAAP)

For the six months ended 30th June 2004

1. **BASIS OF PREPARATION**

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

2. **PRINCIPAL ACCOUNTING POLICIES**

The condensed consolidated financial statements have been prepared under the historical cost convention.

The principal accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2003.

3. **TURNOVER**

	Six months ended	
	30th June 2004	**30th June 2003**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Turnover comprises:		
Toll revenue	1,678,321	1,035,010
Sales of petrol	152,317	124,049
Sales of food and beverages	57,662	65,629
Emergency assistance income	19,797	35,311
Advertising income	2,625	3,198
	1,910,722	1,263,197
Less: Business tax and other related taxes	(96,926)	(62,460)
	1,813,796	1,200,737

4. **SEGMENT INFORMATION**

All the Group's operations are located and carried out in the People's Republic of China (the "PRC"), and the principal activities of the Group are the operations and management of toll roads. Accordingly, no segment information by business and geographical segment is presented.

5. **ADMINISTRATIVE EXPENSES**

In view of the widening project of Shanghai-Nanjing Expressway, the Group had demolished certain safety equipment, communication and signalling equipment, toll stations and ancillary equipment. Accordingly, an amount of RMB110,979,000 (Six months ended 30 June 2003: Nil) had been written off during the period and was included in administrative expenses.

6. **PROFIT FROM OPERATIONS**

	Six months ended	
	30th June 2004	**30th June 2003**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Profit from operations has been arrived at after charging:		
Staff costs including directors' remuneration	46,427	39,106
Retirement benefits scheme contributions	10,608	5,329
Total staff costs	57,035	44,435
Depreciation and amortisation of property, plant and equipment	274,125	198,136
Write off of property, plant and equipment	114,508	5,461
Cost of inventories recognised as expenses	158,667	126,010
and after crediting:		
Interest income from bank deposits	5,267	4,645
Interest income from designated deposits	1,300	9,000

7. **FINANCE COSTS**

	Six months ended	
	30th June 2004	**30th June 2003**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Interest on bank borrowings wholly repayable:		
Within five years	52,232	2,837
Over five years	416	416
Total interests	52,648	3,253
Less: Amount capitalised	(34,208)	—
	18,440	3,253

8. **TAXATION**

	Six months ended	
	30th June 2004	**30th June 2003**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
The charge comprises:		
PRC income tax	370,425	218,014
Deferred taxation	(22,612)	(2,909)
Taxation attributable to the Company and its subsidiaries	347,813	215,105
Share of taxation attributable to associates	23,674	21,134
	371,487	236,239

The Company and its subsidiaries are subject to PRC income tax rate of 33% (Six months ended 30 June 2003: 33%) pursuant to the relevant PRC tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

9. **DIVIDEND**

During the period, the shareholders' in general meeting approved the final dividend for 2003 of RMB730,473,000 (Six months ended 30 June 2003: RMB654,907,000).

No dividends were paid during the period. The directors do not recommend the payment of an interim dividend (Six months ended 30 June 2003: Nil).

10. **EARNINGS PER SHARE**

The calculation of the basic earnings per share is based on the unaudited profit of the Group for the six months ended 30 June 2004 of RMB750,908,000 (Six months ended 30 June 2003: RMB490,523,000) and 5,037,747,500 (Six months ended 30 June 2003: 5,037,747,500) shares in issue during the period.

No diluted earnings per share is presented as no diluting event occurred during the period.

11. PROPERTY, PLANT AND EQUIPMENT

	Toll roads and structures	Land use rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
(unaudited)										
COST										
At 1 January 2004	9,639,997	1,747,268	490,336	499,921	212,708	244,130	129,621	202,551	922,520	14,089,052
Additions	—	—	818	189	413	24,206	9,566	10,241	1,414,634	1,460,067
Transfers	—	—	3,064	—	—	—	703	—	(3,767)	—
Write off	(3,111)	—	(38)	(180,098)	(74,604)	(46,544)	(2,022)	—	—	(306,417)
At 30 June 2004	9,636,886	1,747,268	494,180	320,012	138,517	221,792	137,868	212,792	2,333,387	15,242,702
ACCUMULATED DEPRECIATION AND AMORTISATION										
At 1 January 2004	1,015,251	179,462	107,792	316,123	90,649	103,606	49,018	108,123	—	1,970,024
Provided for the period	176,475	23,240	7,618	24,289	8,005	14,607	4,354	15,537	—	274,125
Write-off	(311)	—	—	(129,548)	(39,131)	(21,588)	(1,331)	—	—	(191,909)
At 30 June 2004	1,191,415	202,702	115,410	210,864	59,523	96,625	52,041	123,660	—	2,052,240
NET VALUES										
At 30 June 2004	8,445,471	1,544,566	378,770	109,148	78,994	125,167	85,827	89,132	2,333,387	13,190,462
At 31 December 2003	8,624,746	1,567,806	382,544	183,798	122,059	140,524	80,603	94,428	922,520	12,119,028

All the Group's land and buildings, and toll roads are situated in the PRC and held under medium-term leases.

Included in construction in progress is a capitalised interest of approximately RMB34,208,000 (31 December 2003: Nil).

12. **THE EFFECT ON THE FINANCIAL STATEMENTS ARISING FROM THE DIFFERENCES BETWEEN PRC GAAP AND HK GAAP**

	Net profit For the six months ended		Net assets	
	30th June 2004	30th June 2003	30th June 2004	31st December 2003
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
	(Unaudited)	*(Unaudited)*	*(Unaudited)*	*(Audited)*
As reported under PRC accounting standards	656,635	463,460	14,487,936	14,562,325
Adjustments made to conform with principles generally accepted in Hong Kong				
- Amortisation of land use rights	9,002	14,461	99,506	90,504
- Valuation, depreciation and amortisation of property, plant and equipment	29,002	16,496	(1,506,956)	(1,535,958)
- Loss on disposal of staff quarters	—	—	(8,237)	(8,237)
- Deferred taxation	22,612	(2,909)	(6,895)	(29,507)
- Capitalised interest	34,208	—	34,208	—
- Others	(551)	(985)	—	—
As reported under accounting principles generally accepted in Hong Kong	750,908	490,523	13,099,562	13,079,127

13. **COMPARATIVE FIGURES**

(a) Interest income of RMB13,645,000 included in finance costs in prior period was reclassified to other operating income in the condensed consolidated income statement to conform with current period's presentation.

(b) Amortisation of goodwill of RMB6,258,000 and release of negative goodwill of RMB260,000 respectively included in share of results of associates in prior period were presented as separate items in the condensed consolidated income statement to conform with current period's presentation.

3 CHANGES IN SHARE CAPITAL AND PROFILES OF SHAREHOLDINGS

3.1 Statement of Changes in Share Capital

☐ Applicable ☑ Not applicable

3.2 Table of Shareholding of Top Ten Major Shareholders

Total number of Shareholders as at end of the period	***As at 30 June 2004, there was a total of 40,390 shareholders whose names appear on the registers of members of the Company, of which 39,395 were domestic shareholders and 995 were holders of foreign investment shares***					
Shareholding of top ten shareholders						
Name of shareholder (in full)	Change during the period	Number of shares held at the end of the period	Shareholding proportion in the entire capital (%)	Category of shares (circulating/ non-circulating)	Number of shares pledged or frozen	Category of shareholders (holders of State-owned shares or foreign investment shares)
Jiangsu Communications Holding Company Ltd.		2,781,743,600	55.22	Non-circulating	Not known	Stated-owned Shares
Huajian Transportation Economic Development Centre		597,471,000	11.86	Non-circulating	Not known	State-owned Legal Person Shares
Sumitomo Life Insurance Company	9,744,000	86,380,000	1.71	Circulating	Not known	H Shares
J.P. Morgan Chase & Co.	85,442,700	85,442,700	1.70	Circulating	Not known	H Shares
HSBC Asset Management (Hong Kong) Limited	78,228,000	78,228,000	1.55	Circulating	Not known	H Shares
The Capital Group Companies, Inc.	-22,138,000	71,682,000	1.42	Non-circulating	Not known	H Shares
Galaxy Securities Co., Ltd.	-3,791,970	24,207,583	0.48	Circulating	Not known	A Shares
Huaxia Securities Company		16,660,000	0.33	Non-circulating	Not known	Social Legal Person Shares
Shenyin Wanguo Securities Stock Company Limited		14,450,000	0.29	Non-circulating	Not known	Social Legal Person Shares
Winner Development Ltd.		12,000,000	0.24	Circulating	Not known	H Shares

Top ten shareholders holding outstanding shares of the Company		
Name of shareholder	**Number of shares held as at the end of the period (shares)**	**Class (A, B, H Shares or Others)**
Sumitomo Life Insurance Company	86,380,000	H Share
J.P. Morgan Chase & Co.	85,442,700	H Share
HSBC Asset Management (Hong Kong) Limited	78,228,000	H Share
The Capital Group Companies, Inc.	71,682,000	H Share
Galaxy Securities Co., Ltd.	24,207,583	A Share
Winner Glory Development, Ltd.	12,000,000	H Share
Guolian Andesheng Small Cap Selected Securities Investment Fund	1,567,894	A Share
Yuyang Securities Investment Fund	732,419	A Share
Gansu Real Estate Investment and Development Corporation	644,000	A Share
Wang Cuihong	520,100	A Share
Description of the connected relationship or acting in concert of the abovenamed ten shareholders	The Company is not aware of any connected relationships or acting in concert among the top ten shareholders referred to above.	

Note: information on the shareholders of H shares is based on the register maintained under the Securities and Futures Ordinance and the register of members of the Company.

3.3 Purchase, Sale and Redemption of Listed Securities

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of its listed securities during the Reporting Period.

3.4 Pre-emptive Rights

There are no provisions for pre-emptive rights under the laws of the People's Republic of China and the Company's Articles of Association which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

3.5 Changes in Controlling Shareholder and Ultimate Controlling Shareholder

☐ Applicable ☑ Not applicable

4. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1 Change in Shareholding Interests of Directors, Supervisors and Senior Management

(1) *Shareholding of Directors, Supervisors and Senior Management*

During the Reporting Period, there is no record showing that any directors, supervisors, chief executive, senior management of the Company or any of their associates hold any interest or short position in the share or debentures of the Company or its associated corporations, whether pursuant to the register required to be kept under section 352 of the Securities and Futures Ordinance or otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

At no time during the Reporting Period was the Company or any other associated corporations a party to any arrangements to enable the directors, supervisors or senior management of the Company or any of their associates to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other corporations.

(2) *Appointments and Resignations of Directors, Supervisors and Senior Management*

In January 2004, the Company's General Manager Mr. Chen Xiang Hui and Deputy General Manger Mr. Liu Bu Cun resigned from their positions with the Company due to job change. At the fourth meeting of the fourth session of the Board of Directors, Mr. Xie Jia Quan was appointed as the General Manager of the Company. Mr. Qian Yong Xiang resigned as Supervisor and took up the position of Deputy General Manager. Both appointments have a term of 3 years.

Mr. Wang Zheng Yi resigned as a director due to his job. At the 2003 Annual General Meeting, Mr. Xie Jia Quan was appointed as a director of the Company commencing from 28th June 2004 (being the date of 2003 Annual General Meeting) until the date of 2006 Annual General Meeting.

On 30th July 2004, at the working conference of the labour union of the Company, Ms. Shang Hong was elected as the supervisor representing the staff of the Company.

(3) *Information on the staff of the Company*

During the Reporting Period, the Company continued to advance its reform on personnel management system. The standardisation of employment methods and the implementation of equal pay - equal work have provided the foundation for the comprehensive implementation of salary system reform. The Company has further strengthened its staff training and implemented a competitive promotion mechanism, and has carried out substantial preparations for the establishment of a pension scheme.

As at 30th June 2004, the Company had 2,788 staff. At the fifth meeting of the fourth session of the Board of Directors, the directors approved the total salaries of the staff for 2004 in the amount of RMB 100,980,000. During the first half of 2004, a total of RMB34,000,000 was paid by the Company as salaries. The Company did not have any incentive scheme such as bonus and share options during the Reporting Period.

The Board of Directors are of the view that the Company has conducted its operations in accordance with the relevant laws and regulations, implemented strict governance and complied with the Code of Best Practice as set out in Appendix 14 and the Model Code governing the Securities Transactions by Directors of the Company as set out in Appendix 10 to the Hong Kong Listing Rules during the Reporting Period.

4.2 Code of Best Practice and Model Code for Directors and Supervisors Dealing in Securities

The Board of Directors are of the view that the Company has conducted its operations in accordance with the relevant laws and regulations, implemented strict governance and complied with the Code of Best Practice as set out in Appendix 14 and the Model Code governing the Securities Transactions by Directors of the Company as set out in Appendix 10 to the Hong Kong Listing Rules during the Reporting Period.

5. MANAGEMENT DISCUSSION AND ANALYSIS

5.1 Analysis of the principal business by business types and products on the principal operating results and financial conditions (prepared in accordance with PRC GAAP)

(Unit' RMB'000) (unaudited)

Branch business	Operating revenue	Operating costs	Gross margin	Operating Revenue Year-on-year change	Operating costs Year-on-year change	Gross Margin Year-on-year change
	(RMB'000)	*(RMB'000)*	*(%)*	*(%)*	*(%)*	*(%)*
Jiangsu Section of Shanghai-Nanjing Expressway	1,258,992	233,043	81.49	73.04	33.68	7.17
Jiangsu Section of Nanjing-Shanghai Class 2 Highway	111,441	56,984	48.87	-9.64	35.59	-25.86
Nanjing Section of Nanjing-Lianyungang Highway	32,995	14,898	54.85	25.46	6.83	16.78
Guangjing Xicheng Expressway	274,892	50,638	81.58	74.21	55.56	2.78
Auxiliary services	214,966	206,286	4.04	3.36	5.22	-29.49

Explanation for principle business	During the Reporting Period, there was considerable growth in the principal business over the corresponding period of the previous year, which was mainly attributable to the following, apart from the impact of SARS and the large scale intensive repairs of the road surface of Shanghai-Nanjing Expressway during the first half of 2003: (1) The promising trend of steady and rapid development in the national and regional economies was maintained. During the first half of 2004, good results were achieved from macro-economic control measures as implemented by the State, economic efficiency improved steadily. GDP grew by 9.7% during the first half of the year, an increase of 1.5 percentage points over the corresponding period of the previous year. GDP in Jiangsu Province grew by 15.1%, an increase of 2.1 percentage points over the corresponding period of the previous year. Rapid development in the economy facilitated the increase in volume of passenger and goods transportation within the region. Increase in traffic flow for most of the Company's road and bridge assets was accelerated. (2) Since 1st January 2004, toll rates for passenger vehicles in Jiangsu Province were increased by 12.5%, which in turn increased toll revenues. (3) Remarkable results were achieved from the implementation of the calculation of tolls for goods vehicles on the basis of weight with effective from 28th December 2003. The proportion of overloaded vehicles was greatly reduced as compared with that before the implementation of such measure. The usual operation of roads as well as expenses incurred on daily maintenance was improved. At the same time, additional tolls collected from overloaded vehicles also increased toll revenues.

5.2 Segmentation of Principal Business

☐ Applicable ☑ Not applicable

5.3 Other operations which have material effect on net profits

☐ Applicable ☑ Not applicable

5.4 Results of Investee Companies (applicable to any gain in investment of more than 10% of the Group's net profit)

☑ Applicable ☐ Not applicable

Rmb'000 (Unaudited)

Name of Investee Company	Contribution to gain in investment for the period	% to the net profit of the listed company	Investee Company	
			Scope of Business	Net Profit
Jiangsu Guangjing Xicheng Expressway Co., Ltd	118,036	18.08	principally engaged in management, maintenance and toll collection of Guangjing Xicheng Expressway	138,866

For the first half of 2004, share of profits of subsidiaries and associated Companies amounted to RMB183,079,000, represented approximately 28.04% of the net profit of the Company.

5.5 **Reasons for material changes in principal businesses and their structure**

☑ Applicable ☐ Not applicable

Explanation on the change in the composition of principal business operations:

During the Reporting Period, in order to enhance the comprehension of the information disclosed the Group's operating activities were reclassified in terms of revenues from expressway operation and revenues from non-expressway operation. Comparative figures for the corresponding period set out in this announcement were restated so as to conform with the re-classification.

(1) *Revenues from principal businesses*

Revenues from principal operations comprised toll revenues from Jiangsu Section of Shanghai-Nanjing Expressway and Guangjing Xicheng Expressways as well as revenues from auxiliary services closely related to the toll operations:-

i. Toll revenues refer to the toll revenues from the operation of tolled highways.

ii. Revenues from auxiliary services included those from all the operations within the gated toll road areas other than the toll operations, such as refueling, catering, accommodation, vehicle repair and merchandise retail.

(2) *Revenues from other businesses*

Revenues from other businesses mainly comprised revenues from repair and maintenance of roads and bridges and advertising.

5.6 **Reasons for material changes in profitability (gross margin) of principal businesses compared to the previous year**

☐ Applicable ☑ Not applicable

5.7 **Analysis of reasons for material changes in the composition of profits compared to the previous year**

☐ Applicable ☑ Not applicable

5.8 **Application of the use of proceeds**

5.8.1 *Application of the use of proceeds*

☐ Applicable ☑ Not applicable

5.8.2 *Change in projects*

☐ Applicable ☑ Not applicable

5.9 **Modifications to the business plan for the second half of the year by the Board of Directors**

☑ Applicable ☐ Not applicable

During the second half of'2004, the widening works of Nanjing-Shanghai Expressway entered into a critical stage with an escalation in the quantity and difficulties of works. It was necessary to accelerate the completion of the roadbeds works and other front-end works in preparation for the road surface works scheduled to be carried on the southern part of the Expressway.

Besides, traffic diversion of goods vehicles had to be continued due to the road surface works, which affected the Company's operating revenue to a certain extent.

In this connection, the Company will step up its works in site management to ensure the safety and smooth traffic flow on Nanjing-Shanghai Expressway during the work period, while seeking to carry out the widening works smoothly. Efforts will also be made to accelerate the modifications works on the various services areas along the road while maintaining normal operations and services.

As to fund raising, the Company will fully leverage its advantageous position in terms of its cash flow, information and the project to secure funds for the expansion project at lower costs in a timely manner. Borrowing costs and financial charges will be reduced by way of rational adjustment of the composition and term of the loans. Costs and expenses will be effectively controlled through a standardised financial operation.

The Company believes that through the concerted efforts of the management and all staff, it will ensure the normal operation of the Company's various businesses during the time when Shanghai-Nanjing Expressway is under expansion construction.

5.10 **Warning and reasons for a possible loss or material change in the accumulated net profit for the period from the beginning of year to the end of this year when compared to the corresponding period of the previous year**

☐ Applicable ☑ Not applicable

5.11 **Management's explanation on the "disclaimer of opinion" in the auditors' report for the period**

☐ Applicable ☑ Not applicable

5.12 **Management's explanation on changes and situation of the matters related to the "disclaimer of opinion" in the auditors' report for the previous year**

☐ Applicable ☑ Not applicable

5.13 **Results of Principal Operations and Analysis of Financial Conditions (according to HKGAAP)**

The Company has adopted a pro-active and prudent financial policy. Tight control was exercised over investment exposure. The composition of liabilities was reviewed and adjusted on a regular basis with reference to the continued development in future and the existing internal resources capabilities, so as to ensure optimal interests for the Company and its shareholders.

1. **Analysis of the Group's Operating Results**

(Unit: RMB'000)

Item	Six months ended 30th June 2004	Six months ended 30th June 2003	% Change
Net income	1,813,796	1,200,737	51.06
Operating profit	1,073,712	717,450	49.66
Net profit	750,908	490,523	53.08
Increase in cash and cash equivalents	112,658	-112,864	—

The main reasons for the change were as follows:

(1) During the Reporting Period, significant increase was recorded for income, which was attributable to the increase in toll revenues. As at 30th June 2004, the Group recorded toll revenues of RMB1,678,321,000, which was an increase of RMB643,311,000 from RMB1,035,010,000 of the corresponding period in the previous year.

(2) An increase in operating profit was attributable to the rapid increase of income from toll operations. On the other hand, the corresponding operating costs were well-contained. As at 30 June 2004, accrued costs of the Group's toll operations were RMB355,564,000, which was an increase of RMB92,705,000 from RMB262,859,000 of the corresponding period in the previous year.

(3) The increases in net profit, revenue and operating profit were basically consistent.

2. **Analysis of the Group's Assets**

The Group's assets were as follows:

(Unit: RMB'000)

Item	As at 30th June 2004 *RMB'000*	As at 31st December 2003 *RMB'000*	% Change
Total assets	17,539,248	15,278,665	14.80
Shareholders' equity	13,099,562	13,079,127	0.16

3. **Write-off on impairment in fixed assets, net**

During the Reporting Period, the Company has written off fixed assets with respect to the safety facilities and communication, surveillance and toll collection system of the Jiangsu Sections of the Shanghai-Nanjing Expressway as a result of the expansion project, in accordance with the Interim Measures on the Financial Treatment on Asset Impairment of Enterprises as published by the Ministry of Finance and the relevant provisions as provided in the Notice on Further Enhancing the Quality of Financial Information Disclosed by Listed Company (Zheng Jian Hui Ji Zi [2004] No. 1), and an aggregate write-off of RMB110,979,000 (net) was recorded and an aggregate of RMB3,528,000 was written off for other fixed assets. Total write-off of RMB114,507,000 was recorded by the Group for its fixed assets in the first half of the year.

(1) *Impairment of safety facilities, net*

In accordance with the relevant provisions published by the Ministry of Finance, CSRC and the Shanghai Stock Exchange, as well as the Company's internal procedures, safety facilities of Shanghai-Nanjing Expressway affected by the expansion project of an aggregate amount of RMB50,550,000 (net) was written off.

(2) *Impairment of communication, surveillance and toll collection system, net*

In accordance with the relevant provisions published by the Ministry of Finance, CSRC and the Shanghai Stock Exchange, as well as the Company's internal procedures, detailed examination, analysis and classification were made on the communication, surveillance and toll collection system. A provision was made for those fixed assets that were technologically obsolete and of no further use and no sale value. An aggregate write-off of RMB60,429,000 (net) was recorded.

4. **Capital Structure of the Group as at 30th June 2004**

Item	Amount *(RMB'000)*
Shareholders' equity	13,099,562
Minority interests	412,047
Liabilities at fixed interest rates	2,808,083
Liabilities at floating interest rates	—
Interest-free liabilities	1,219,556
Total	17,539,248
Gearing ratio	22.96%

5. **Capital Expenditure**

During the first half of 2004, the Group implemented its plan on capital expenditure of approximately RMB3,296,627,000, detailed as follows:

Capital expenditure items:

	RMB'000
Expansion of Shanghai-Nanjing Expressway	2,264,303
Widening of National-Shanghai Class 2 highway	1,000,000
Others	32,324
Total	3,296,627

Principal source of funding: The capital expenditure of the Company was mainly financed by internal resources and commercial loans. There was an increase of Commercial loans of RMB1,350,000,000 in aggregate were added for the first half of the year.

6. **Management of Cash and Liabilities**

As an operator of toll roads and bridges, the Group has been able to maintain a stable and substantial cash inflow from its daily operations, and therefore has a strong ability to repay debts when they fall due.

As at 30th June 2004, the Group had cash and cash equivalents of RMB1,649,687,000 and bank borrowings of RMB2,808,083,000. Gearing ratio remained at a relatively low level of 22.96%. Therefore, the management considers that the Group is not exposed to any risks in respect of the management of cash and liabilities.

7. **Taxation Policies**

The Company pays enterprise income tax in accordance with the statutory tax rate of 33%. The accumulated income tax for the first half of 2004 was RMB370,425,000.

8. **Entrusted Deposits**

During the Reporting Period, the Company did not have any entrusted deposits placed with financial institutions within the PRC. The Company did not experience any difficulties to receive repayment upon the maturity of time deposits.

9. **Foreign Exchange Exposure**

The Company did not have any significant foreign exchange exposure. In 1998, the Group was granted a loan facility of approximately US$9,800,000 by the Spanish government. As at 30th June 2004, the balance of such loan was equivalent to RMB58,083,000. The Company has not adopted any hedging arrangement in respect of such loan.

10. **Contingent Liabilities**

As at 30th June 2004, the Company did not have any contingent liability.

6 Significant Matters

6.1 Acquisition, Disposal and Restructuring of Assets

6.1.1 *Acquisition or addition of assets*

☑ Applicable ☐ Not applicable

Unit: RMB'000 (Unaudited)

Contracting Party and the assets acquired or disposed of	Date of Acquisition	Consideration Price	Profit attributable to the Company from the date of requisition to and of period	Connected Transaction (if yes, please state basis of consideration)	Basis of Consideration
Investment in the expansion works of the Jiangsu section of Shanghai-Nanjing Expressway	2004-06-28	105.4	N/A	No	N/A
Extended operating right of Nanjing-Shanghai Class 2 Highway after widening	2004-04-14	27	N/A	No	N/A

6.1.2 *Selling or disposal of assets*

☐ Applicable ☑ Not applicable

6.1.3 *Acquisition or sale of the Company's subsidiaries or associated companies*

☑ Applicable ☐ Not applicable

1. Progress of the Widening Works of the Jiangsu Section of Shanghai-Nanjing Expressway

The project for expanding the Jiangsu Section of Shanghai-Nanjing Expressway into an eight-lane expressway was approved by the State Development and Reform Commission on 20th February 2004. The investment in this project was approved at the 2003 Annual General Meeting of the Company.

In accordance with the progress as scheduled, the expansion project is proceeding rapidly. Project woks benchmarks, such as works designs, treatment of soft foundation, excavation of earth and stone for roadbeds and demolition of bridges were carried out smoothly. Works quality and progress on invitations of tenders were well under control.

The Company formulated control measures at various intersecting points. Traffic management was also conducted on-site, so as to ensure safety and a smooth traffic flow. Traffic diversion plans on goods vehicles travelling on Shanghai-Nanjing Expressway were implemented in stages since 1st June 2004, so as to ensure that the expansion project would be carried out smoothly.

For the second half of this year, the expansion project will complete all excavation of earth and stone for roadbeds and the construction of medium and small bridges. Works on main structures for intersecting roads, as well as road-surface works and construction of main structures of large bridges and extra large bridges on the southern side of the expressway, will commence.

2. Progress of the Widening Works of the Jiangsu Section of Nanjing-Shanghai Class 2 Highway

The widening works of Nanjing-Shanghai Class 2 Highway into a four-lane Class 1 highway was managed and constructed by the Highway Bureau under the Jiangsu Communications Department. The works is in smooth progress as planned. Pursuant to the contract between the Company and the Highway Bureau, the Company has already made payments aggregated RMB1,000 million to the Highway Bureau.

6.2 Guarantee

☐ Applicable ☑ Not applicable

6.3 Connected Debts

☐ Applicable ☑ Not applicable

6.4 Material litigation and arbitration

☐ Applicable ☑ Not applicable

6.5 Other Significant Matters

☑ Applicable ☐ Not applicable

1. *Implementation of Traffic Diversions*

In order to cope with the need of the expansion works in the Jiangsu Section of Shanghai-Nanjing Expressway, with the approval of the Public Securities Department and the Communications Department of Jiangsu Province, the Company implemented traffic diversions at the Jiangsu Section of Shanghai-Nanjing Expressway from 1st June 2004. Targets of such traffic diversions are large

goods vehicles (goods vehicles with three axles and above) and medium to small goods vehicles (goods vehicles with two axles or below). Specific arrangements of the control plan included not allowing goods vehicles with three axles above (including three) to pass through the Nanjing-to-Changzhou intersecting section, and not allowing any goods vehicles to pass through the section between Changzhou Interchange and Huaqiao (at the border of Shanghai and Suzhou).

After the implementation of the goods vehicle traffic diversions, the roads and bridges of the Company were affected to different degrees. Shanghai-Nanjing Expressway and Xicheng Expressway were more affected. Daily average traffic volumes in June fell by 33.4% and 27.28%, respectively, as compared with those between January and May.

Guangjing Expressway, Jiangyin Yangtze Bridge and Sujiahang Expressway were less affected. Daily average traffic volumes in June fell by 4.06%, 8.34% and 2.65%, respectively, as compared with those between January and May.

As most of the traffic on goods vehicles was diverted from Shanghai-Nanjing Expressway to Nanjing-Shanghai Class 2 Highway, significant increase in traffic flow was recorded for the latter. Daily average traffic volume and daily average toll revenue in June grew 48.72% and 122.53%, respectively, as compared with the averages between January and May. The toll station of Yanqiao commenced operation and collected toll from 1st July 2004 onwards.

In accordance with the scheduled progress on the expansion works, the Company has implemented the second stage traffic diversion plan for Shanghai-Nanjing Expressway from 1st August 2004 onwards where. No goods vehicles are allowed to pass through along the whole expressway. It is expected that the implementation of such traffic control measures will further reduce the traffic volume on the Jiangsu Section of Shanghai-Nanjing Expressway by about 5% from the already reduced June/July levels.

Following the commencement of the road surface works on the southern part of Shanghai-Nanjing Expressway under the widening project, the implementation of the diversion plan for goods vehicle will adversely effect the Company's operating results to a certain extent.

In accordance with the works schedule, the construction works of the southern road will take about one year, it is expected that there will be an improvement to the traffic flow on Shanghai -Nanjing Expressway upon completion of the road surface works of the four-lane carriageway.

7. FINANCIAL REPORTS

7.1 Audit Opinion

Financial Statements	unaudited

7.2 Disclosure on the comparison between the consolidated profit and loss statement and the profit and loss statement of the Parent Company

Unit: RMB'000 (Unaudited)

	Consolidated		The Parent Company	
	Six months ended 30th June 2004	Six months ended 30th June 2003	Six months ended 30th June 2004	Six months ended 30th June 2003
1. Income from principal businesses	1,893,286,704	1,242,982,771	1,579,883,387	1,014,241,074
Less: Cost of principal business	561,850,086	458,916,823	479,656,449	362,982,939
Taxes and surcharges of principal businesses	93,146,796	57,442,574	77,890,285	48,684,799
2. Profit from principal businesses	1,238,289,822	726,623,374	1,022,336,653	602,573,336
Plus: Profit from other businesses	(409,016)	1,673,774		1,673,774
Less: Management expenses	87,897,374	70,116,693	84,892,133	65,092,328
Financial expenses	47,381,248	(1,392,071)	48,788,361	208,336
3. Operating profit	1,102,602,184	659,572,526	888,656,159	538,946,446
Plus: Gain in investment	64,290,008	34,039,195	183,078,702	104,012,696
Subsidy income				
Non-operating income	4,751,368	7,419,356	4,743,127	5,334,616
Less: Non-operating expenses	124,138,178	8,068,417	122,294,902	7,454,381
4. Total profit	1,047,505,382	692,962,660	954,183,086	640,839,377
Less: Income tax	370,425,010	218,013,501	301,273,044	177,379,564
Minority interests	20,995,616	12,474,405		
Plus: Unrecognized investment losses	550,206	985,059		
5. Net profit	656,634,962	463,459,813	652,910,042	463,459,813
Plus: Unappropriated profit at the beginning of the year	1,277,509,496	1,145,819,878	1,332,972,726	1,185,070,697
6. Distributable profits	1,934,144,458	1,609,279,691	1,985,882,768	1,648,530,510
Less: Appropriations to statutory surplus reserve				
Appropriations to statutory public welfare fund				
7. Profits attributable to shareholders	1,934,144,458	1,609,279,691	1,985,882,768	1,648,530,510
Less: Dividends payable to preferential shares				
Appropriations to Discretionary reserves				
Dividends payable to ordinary shares	730,473,388	654,907,175	730,473,388	654,907,175
Dividends of ordinary shares capitalized				
8. Unappropriated profits	1,203,671,070	954,372,516	1,255,409,380	993,623,335

7.3 **Notes to the statement**

7.3.1 If there is any change in respect of accounting policy and accounting estimates or any amendments in accounting errors, please state the contents, causes and numeric impact.

☐ Applicable ☑ Not applicable

7.3.2 If there is any material change to the scope of the combined financial statements, please state the causes and numeric impact.

☐ Applicable ☑ Not applicable

7.3.3 In the event of un-reserved "disclaimer of opinion" being made, to set out the relevant notes of the matters involved.

☐ Applicable ☑ Not applicable

By the Order of the Board
Shen Chang Quan

PRC, Nanjing, 20th August 2004

The directors of the Company as at the date of this announcement are:-

Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

** Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement of the 8th Session of the Fourth Board of Directors

This announcement is made pursuant to rule 13.09 and 13.51(5) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirements of the listing rules of the Shanghai Stock Exchange.

"Notice is hereby given that Meeting of the 8th Session of the Fourth Board of Directors of the Company was held on Friday, 20th August 2004 at the Conference Room, 238 Maqun Street, Nanjing, the PRC. There should be 11 directors present and 10 directors were present. Members of the Supervisory Committee and Senior Management also attended the Meeting. The Meeting was chaired by Mr Shen Chang Quan, the Chairman of the Company. The procedures for convening the Meeting were in compliance with the relevant provisions of Company Law and the Articles of Association. Matters which were considered and approved at the Meeting included the following:

1. The report and summary of 2004 Interim Results were considered and approved;

2. The report for write-off of assets with respect to the communication, surveillance and toll collection system as well as the write-off on the demolition of assets as a result of the expansion project was considered and approved:

   During the reporting period, the Company made a provision on the impairment of fixed assets with respect to the safety facilities and communication, surveillance and toll collection system as a result of the expansion project, in accordance with the Interim Measures on the Financial Treatment on Asset Impairment of Enterprises as published by the Ministry of Finance and the relevant provisions as provided in the Notice on Further Enhancing the Quality of Financial Information Disclosed by Listed Company (Zheng Jian Hui Ji Ji [2004] No. 1), and an aggregate write-off of RMB114,507,000 (net) was recorded. Of which, the write-off of assets with respect to the communication, surveillance and toll collection system was RMB60,429,000 (net), write-off on the safety facilities was RMB50,550,000 (net) and the write-off of other fixed assets was RMB3,528,000 (net).

   (1) Impairment with respect to the communication, surveillance and toll collection system (net)

Item	Impairment (net)
	RMB'000
Communication system	5,280
Surveillance system	30,194
Toll collection system	24,955
Total	60,429

(2) Impairment with respect to the safety facilities (net)

Item	Impairment (net)
	RMB'000
Gate	17,550
Signage works	6,688
Lighting works	7,647
Other facilities	18,665
Total	50,550

3. The "Investor Relations Work System" of Jiangsu Expressway Company Limited was considered and approved; (see the website of Shanghai Stock Exchange for details)

4. The appointment of Ms. Lee Wai Fun, Betty as the Company Secretary in Hong Kong was considered and approved.

   It was also announced by the board of directors that Mr. Lam Che Wah resigned as the Company Secretary of the Company with effective from close of business 20th August 2004. Ms. Lee Wai Fun, Betty was appointed as the Company Secretary with effective from 21st August 2004.

   Ms. Lee Wai Fun, Betty, aged 43, was awarded a Professional Diploma in Company Secretaryship and Administration by the Hong Kong Polytechnic in 1983. She is an Associate Member of the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Company Secretaries.

By Order of the Board of Directors
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 20th August 2004

The directors of the Company as at the date of this announcement are:-

Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

* *Independent Directors*

Contents

Important: The Board of Directors of Jiangsu Expressway Company Limited (the "Company") and the Directors confirm that there are no false representations or misleading statements contained in or material omissions from this report. The Directors severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

Mr. Shen Chang Quan, Chairman of the Board of Directors, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Finance Manager, guarantee the accuracy and completeness of the financial statements in this interim report.

The financial statements in this interim report are unaudited and have been prepared in accordance with Hong Kong Accounting Standards and reviewed by the Audit Committee of the Company.



I. Corporate Information

(I) Description of the Corporate Information

1.	Name of Company in Chinese:	江蘇寧滬高速公路股份有限公司
	Abbreviation of Chinese Name:	寧滬高速
	Name of Company in English:	Jiangsu Expressway Company Limited
	Abbreviation of English Name:	Jiangsu Expressway
2.	Stock Exchange on which A Shares of the Company are Listed:	Shanghai Stock Exchange
	Stock Name of A Shares:	寧滬高速
	Stock Code of A Shares:	600377
	Stock Exchange on which H Shares of the Company are Listed:	The Stock Exchange of Hong Kong Limited
	Stock Name of H Shares:	Jiangsu Expressway
	Stock Code of H Shares:	0177
	Place where the Company's ADRs are Quoted:	United States
	Stock Name of ADRs:	JEXWW
	Stock Code of ADRs:	477373104
3.	Registered Office and Place of Business:	Jiangsu Communications Building 69 Shigu Road, Nanjing, Jiangsu, the PRC
	Postcode:	210004
	Website of the Company:	http://www.jsexpressway.com
	Email Address:	nhgs@public1.ptt.js.cn

4. Legal Representative: Shen Chang Quan

5. Secretary to the Board of Directors: Yao Yong Jia

   Telephone: 8625-84469332

   Company Secretary: Lee Wai Fan, Betty

   Telephone: 852-28108008 ext 712

   Securities Officers: Jiang Tao, Lou Qing

   Telephone: 8625-84200999-4706, 4716

   Fax: 8625-84466643

   E-mail Address: cso@jsexpressway.com

6. Newspapers Designated for Regular Announcement: Shanghai Securities, China Securities, South China Morning Post, Hong Kong Economic Times

   Website Designated for Regular Announcement: http://www.sse.com.cn, www.hkex.com.hk

   Regular Reports Available at:

   Shanghai Stock Exchange
   528 Pudong Road South, Shanghai City;

   Hong Kong Registrars Limited
   19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong;

   Jiangsu Communications Building
   69 Shigu Road, Nanjing, Jiangsu, the PRC;

   Richards Butler
   20/F, Alexandra Horse
   16-20 Chater Road, Central, Hong Kong



Deloitte.
德勤

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF
JIANGSU EXPRESSWAY COMPANY LIMITED
(incorporated in the People's Republic of China with limited liability)

Introduction

We have been instructed by the directors of Jiangsu Expressway Company Limited (the "Company") to review the interim financial report set out on pages 6 to 19.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2004.

Without modifying our review conclusion, we draw to your attention that the comparative condensed consolidated income statement, condensed consolidated cash flow statement and condensed consolidated statement of changes in equity for the six months ended 30 June 2003 disclosed in the interim financial report have not been reviewed in accordance with SAS 700.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
20 August 2004



CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2004

	NOTES	Six months ended 30/6/2004 RMB'000 (Unaudited)	Six months ended 30/6/2003 RMB'000 (Unaudited) (Note 20)
Turnover	3	1,813,796	1,200,737
Cost of sales and other direct operating costs		(572,661)	(457,966)
Gross profit		1,241,135	742,771
Other operating income		5,648	13,011
Administrative expenses	5	(173,071)	(38,332)
Profit from operations	6	1,073,712	717,450
Finance costs	7	(18,440)	(3,253)
Amortisation of goodwill of associates		(6,258)	(6,258)
Release of negative goodwill of associates		260	260
Share of results of associates		93,962	31,464
Profit before taxation		1,143,236	739,663
Taxation	8	(371,487)	(236,239)
Profit before minority interests		771,749	503,424
Minority interests		(20,841)	(12,901)
Profit for the period		750,908	490,523
Dividend	9	730,473	654,907
Earnings per share			
- Basic	10	RMB0.15	RMB0.10

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2004

	NOTES	30/6/2004 RMB'000 (Unaudited)	31/12/2003 RMB'000 (Audited)
Non-current assets			
Property, plant and equipment	11	13,190,462	12,119,028
Interests in associates		1,524,053	1,517,468
Prepayment for acquisition of toll highway operating rights		1,000,000	—
		15,714,515	13,636,496
Current assets			
Inventories		14,901	9,875
Prepayments and other receivables	12	160,145	95,265
Designated deposits		—	255
Bank balances and cash		1,649,687	1,536,774
		1,824,733	1,642,169
Current liabilities			
Other payables		150,709	109,967
Construction costs payable		142,793	77,251
Taxation		179,487	113,808
Dividend payable		739,672	7,265
Long-term borrowings - due within one year	13	6,813	6,813
Short-term borrowings	14	2,550,000	1,400,000
		3,769,474	1,715,104
Net current liabilities		(1,944,741)	(72,935)
Total assets less current liabilities		13,769,774	13,563,561

CONDENSED CONSOLIDATED BALANCE SHEET (cont'd)

At 30 June 2004

	NOTES	30/6/2004 RMB'000 (Unaudited)	31/12/2003 RMB'000 (Audited)
Non-current liabilities			
Long-term borrowings - due after one year	13	251,270	54,677
Deferred taxation	16	6,895	29,507
		258,165	84,184
Minority interests		412,047	400,250
		13,099,562	13,079,127
Capital and reserves			
Share capital	15	5,037,748	5,037,748
Reserves		8,061,814	8,041,379
		13,099,562	13,079,127

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2004

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Retained profits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2003	5,037,748	5,730,454	401,631	200,816	1,357,612	12,728,261
Undistributed profit at beginning of the period	—	—	—	—	(829)	(829)
Profit for the period	—	—	—	—	490,523	490,523
Dividend declared	—	—	—	—	(654,907)	(654,907)
At 30 June 2003	5,037,748	5,730,454	401,631	200,816	1,192,399	12,563,048
At 1 January 2004	5,037,748	5,730,454	510,920	255,461	1,544,544	13,079,127
Profit for the period	—	—	—	—	750,908	750,908
Dividend declared	—	—	—	—	(730,473)	(730,473)
At 30 June 2004	5,037,748	5,730,454	510,920	255,461	1,564,979	13,099,562



CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2004

	Six months ended	
	30/6/2004	**30/6/2003**
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Net cash generated from operating activities	1,151,246	637,605
Net cash used in investing activities	(2,377,916)	(73,063)
Net cash generated from (used in) financing activities	1,339,328	(677,406)
Net increase (decrease) in cash and cash equivalents	112,658	(112,864)
Cash and cash equivalents at 1 January	1,537,029	819,611
Cash and cash equivalents at 30 June	1,649,687	706,747
Cash and cash equivalents at end of the period, represented by		
Bank balances and cash	1,649,687	706,747

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2004

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared under the historical cost convention.

The principal accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2003.

3. TURNOVER

	Six months ended	
	30/6/2004	**30/6/2003**
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Turnover comprises:		
Toll revenue	1,678,321	1,035,010
Sales of petrol	152,317	124,049
Sales of food and beverages	57,662	65,629
Emergency assistance income	19,797	35,311
Advertising income	2,625	3,198
	1,910,722	1,263,197
Less: Business tax and other related taxes	(96,926)	(62,460)
	1,813,796	1,200,737



4. SEGMENT INFORMATION

All the Group's operations are located and carried out in the People's Republic of China (the "PRC"), and the principal activities of the Group are the operations and management of toll roads. Accordingly, no segment information by business and geographical segment is presented.

5. ADMINISTRATIVE EXPENSES

In view of the widening project of Shanghai-Nanjing Expressway, the Group had demolished certain safety equipment, communication and signalling equipment, toll stations and ancillary equipment. Accordingly, an amount of RMB110,979,000 (Six months ended 30 June 2003: Nil) had been written off during the period and was included in administrative expenses.

6. PROFIT FROM OPERATIONS

	Six months ended	
	30/6/2004	**30/6/2003**
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Profit from operations has been arrived at after charging:		
Staff costs including directors' remuneration	46,427	39,106
Retirement benefits scheme contributions	10,608	5,329
Total staff costs	57,035	44,435
Depreciation and amortisation of property, plant and equipment	274,125	198,136
Write off of property, plant and equipment	114,508	5,461
Cost of inventories recognised as expenses	158,667	126,010
and after crediting:		
Interest income from bank deposits	5,267	4,645
Interest income from designated deposits	1,300	9,000

7. FINANCE COSTS

	Six months ended	
	30/6/2004	**30/6/2003**
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Interest on bank and other borrowings wholly repayable:		
Within five years	52,232	2,837
Over five years	416	416
Total borrowing costs	52,648	3,253
Less: Amount capitalised	(34,208)	—
	18,440	3,253

8. TAXATION

	Six months ended	
	30/6/2004	**30/6/2003**
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
The charge comprises:		
PRC income tax	370,425	218,014
Deferred taxation (Note 16)	(22,612)	(2,909)
Taxation attributable to the Company and its subsidiaries	347,813	215,105
Share of taxation attributable to associates	23,674	21,134
	371,487	236,239



The Company and its subsidiaries are subject to PRC income tax rate of 33% (Six months ended 30 June 2003: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

9. DIVIDEND

During the period, the shareholders' meeting approved the final dividend for 2003 of RMB730,473,000 (Six months ended 30 June 2003: 2002 final dividend of RMB654,907,000).

No dividends were paid during the period. The directors do not recommend the payment of an interim dividend (Six months ended 30 June 2003: Nil).

10. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the unaudited Group's profit for the six months ended 30 June 2004 of RMB750,908,000 (Six months ended 30 June 2003: RMB490,523,000) and 5,037,747,500 (Six months ended 30 June 2003: 5,037,747,500) ordinary shares in issue during the period.

No diluted earnings per share is presented as the Company has no potential ordinary shares for the current and prior period.

11. PROPERTY, PLANT AND EQUIPMENT

	Toll roads and structures	Land use rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
COST										
At 1 January 2004	9,639,997	1,747,268	490,336	499,921	212,708	244,130	129,621	202,551	922,520	14,089,052
Additions	—	—	818	189	413	24,206	9,566	10,241	1,414,634	1,460,067
Transfers	—	—	3,064	—	—	—	703	—	(3,767)	—
Write off	(3,111)	—	(38)	(180,098)	(74,604)	(46,544)	(2,022)	—	—	(306,417)
At 30 June 2004	9,636,886	1,747,268	494,180	320,012	138,517	221,792	137,868	212,792	2,333,387	15,242,702
DEPRECIATION AND AMORTISATION										
At 1 January 2004	1,015,251	179,462	107,792	316,123	90,649	103,606	49,018	108,123	—	1,970,024
Provided for the period	176,475	23,240	7,618	24,289	8,005	14,607	4,354	15,537	—	274,125
Eliminated on write-off	(311)	—	—	(129,548)	(39,131)	(21,588)	(1,331)	—	—	(191,909)
At 30 June 2004	1,191,415	202,702	115,410	210,864	59,523	96,625	52,041	123,660	—	2,052,240
NET BOOK VALUES										
At 30 June 2004	8,445,471	1,544,566	378,770	109,148	78,994	125,167	85,827	89,132	2,333,387	13,190,462
At 31 December 2003	8,624,746	1,567,806	382,544	183,798	122,059	140,524	80,603	94,428	922,520	12,119,028

All the Group's buildings and toll roads are situated in the PRC and held under medium-term land use rights.

Included in construction in progress is net interest capitalised of RMB34,208,000 (31 December 2003: Nil).



12. PREPAYMENTS AND OTHER RECEIVABLES

	30/6/2004	31/12/2003
	RMB'000	RMB'000
	(Unaudited)	(Audited)
Prepayment for materials and equipment	25,319	19,863
Receivable from liquidation of a former joint venture	23,812	23,812
Others	112,364	52,892
	161,495	96,567
Less: Allowance for doubtful debts	(1,350)	(1,302)
	160,145	95,265

13. LONG-TERM BORROWINGS

	Interest rate	30/6/2004	31/12/2003
		RMB'000	RMB'000
		(Unaudited)	(Audited)
Unsecured bank loans with maturities 2009-2015	5.18% per annum	200,000	—
USD denominated Spain government loans with maturities 2007 - 2026 (Note)	1% per annum	41,013	41,013
USD denominated buyer's credit loans with maturities 2001 - 2006 (Note)	6.77% per annum	17,070	20,477
		258,083	61,490

The maturity of the long term loans is as follows:

	30/6/2004	31/12/2003
	RMB'000	RMB'000
	(Unaudited)	(Audited)
Within one year	6,813	6,813
More than one year but not exceeding two years	6,813	6,813
More than two years but not exceeding five years	9,596	10,952
More than five years	234,861	36,912
	258,083	61,490
Less: Amount due within one year included in current liabilities	(6,813)	(6,813)
Amount due after one year	251,270	54,677

Note: These long-term borrowings were guaranteed by the ultimate holding company, Jiangsu Communications Holding Company Limited 江蘇交通控股有限公司, a state owned enterprise incorporated in the PRC.

14. SHORT-TERM BORROWINGS

	30/6/2004	31/12/2003
	RMB'000	RMB'000
	(Unaudited)	(Audited)
Unsecured	2,550,000	1,400,000

The borrowings are unsecured and repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China.

15. SHARE CAPITAL

There was no movement in the Company's authorised and issued share capital during the interim report period.



16. DEFERRED TAXATION

The following are the deferred taxation (assets) liabilities recognised and movements thereon during the current and prior period:

	Interest capitalised	Write-off of property, plant and equipment	Allowance for doubtful debts	Accelerated tax depreciation	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2003	—	—	—	22,237	2,991	25,228
(Credit) charge to income statement	—	—	(359)	7,629	(2,991)	4,279
At 31 December 2003	—	—	(359)	29,866	—	29,507
Charge (credit) to income statement	11,288	(36,851)	(20)	2,971	—	(22,612)
At 30 June 2004	11,288	(36,851)	(379)	32,837	—	6,895

17. OTHER COMMITMENTS

At 30 June 2004, the Company is committed to pay Jiangsu Province Ninglian Ningtong Management Office, an independent third party, a service charge at a fixed rate of 17% of the total toll revenue collected on Nanjing-Lianyungang Class I Highway-Nanjing Section per annum for a term of 30 years commencing from 1 January 2000.

18. CAPITAL COMMITMENTS

	30/6/2004	31/12/2003
	RMB'000	RMB'000
	(Unaudited)	(Audited)
Commitments for the acquisition of toll highway operating rights and property, plant and equipment in respect of the toll roads expansion project contracted for but not provided in the financial statements	3,641,299	3,049,193

19. THE EFFECT ON THE FINANCIAL STATEMENTS ARISING FROM THE DIFFERENCES BETWEEN PRC GENERALLY ACCEPTED ACCOUNTING PRACTICE ("GAAP") AND HONG KONG GAAP

	Net profit For the six months ended		Net assets	
	30/6/2004	**30/6/2003**	**30/6/2004**	**31/12/2003**
	RMB'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
As reported under PRC accounting standards	656,635	463,460	14,487,936	14,562,325
Adjustments made to conform with principles generally accepted in Hong Kong				
- Amortisation of land use rights	9,002	14,461	99,506	90,504
- Valuation, depreciation and amortisation of property, plant and equipment	29,002	16,496	(1,506,956)	(1,535,958)
- Loss on disposal of staff quarters	—	—	(8,237)	(8,237)
- Deferred taxation	22,612	(2,909)	(6,895)	(29,507)
- Capitalised interest	34,208	—	34,208	—
- Others	(551)	(985)	—	—
As reported under accounting principles generally accepted in Hong Kong	750,908	490,523	13,099,562	13,079,127

20. COMPARATIVE FIGURES

(a) Interest income of RMB13,645,000 included in finance costs in prior period was reclassified to other operating income in the condensed consolidated income statement to conform with current period's presentation.

(b) Amortisation of goodwill of RMB6,258,000 and release of negative goodwill of RMB260,000 respectively included in share of results of associates in prior period were presented as separate items in the condensed consolidated income statement to conform with current period's presentation.



III. Changes in Share Capital and Profiles of Shareholders

(1) Change in Share Capital

During the Reporting Period, there has been no change in the total number of shares or in the capital structure of the Company.

(2) Number of Shareholders at the end of the period

As at 30 June 2004, there were a total of 40,390 shareholders registered on the register of members of the Company, among whom 39,395 were domestic shareholders and 995 were foreign shareholders.

(3) Shareholding of Major Shareholders

1. As at 30 June 2004, shareholding of the top ten shareholders of the Company were as follows:

No.	Name of shareholder	Number of shares held at the end of the period (shares)	Change during the period	Shareholding proportion in the entire capital (%)	Category of shareholders (holders of State-owned shares or foreign investment shares)
1	Jiangsu Communications Holding Company Ltd.	2,781,743,600		55.22	Stated-owned Shares
2	Huajian Transportation Economic Development Centre	597,471,000		11.86	Stated-owned Legal Person Shares
3	Sumitomo Life Insurance Company	86,380,000	9,744,000	1.71	H Shares
4	J.P. Morgan Chase & Co.	85,442,700	85,442,700	1.70	H Shares
5	HSBC Asset Management (Hong Kong) Limited	78,228,000	78,228,000	1.55	H Shares
6	The Capital Group Companies, Inc.	71,682,000	-22,138,000	1.42	H Shares

No.	Name of shareholder	Number of shares held at the end of the period (shares)	Change during the period	Shareholding proportion in the entire capital (%)	Category of shareholders (holders of State-owned shares or foreign investment shares)
7	Galaxy Securities Co., Ltd.	24,207,583	-3,791,940	0.48	A Shares
8	Huaxia Securities Company	16,660,000		0.33	Social Legal Person Shares
9	Shenyin Wanguo Securities Stock Company Limited	14,450,000		0.29	Social Legal Person Shares
10	Winner Glory Develpoment Ltd.	12,000,000		0.24	H Shares

Note: Explanation on the shareholding of the top ten shareholders:

(a) For holders of H Shares, based on their disclosure made pursuant to the Securities and Futures Ordinance and the register of members;

(b) The Company is not aware whether the top ten shareholders of the Company are connected with each other or acting in concert;

(c) During the Reporting Period, the Company has not been notified of any pledge or moratorium or custody of shares held by legal person shareholders holding more than 5 percent of the shares;

(d) During the Reporting Period, there were no connected persons, strategic investors or general legal persons who have become one of the top ten shareholders of the Company as a result of the placing of new shares.



2. As at 30 June 2004, the top ten shareholders holding outstanding shares of the Company were as follows:

No.	Name of shareholder	Number of shares held as at the end of the period (shares)	Class (A, B, H Shares or Others)
1	Sumitomo Life Insurance Company	86,380,000	H Share
2	J.P. Morgan Chase & Co.	85,442,700	H Share
3	HSBC Asset Management (Hong Kong) Limited	78,228,000	H Share
4	The Capital Group Companies, Inc.	71,682,000	H Share
5	Galaxy Securities Co., Ltd.	24,207,583	A Share
6	Winner Glory Development, Ltd.	12,000,000	H Share
7	Guolian Andesheng Small Cap Selected Securities Investment Fund	1,567,894	A Share
8	Yuyang Securities Investment Fund	732,419	A Share
9	Gansu Real Estate Investment and Development Corporation	644,000	A Share
10	Wang Cuihong	520,100	A Share

Note:

(a) For holders of H Shares, based on their disclosure made pursuant to the Securities and Futures Ordinance and the register of members.

(b) The Company is not aware of any connected relationships among such top ten shareholders holding outstanding shares.

3. Persons directly or indirectly holding interests of 5 percent or more in each class of shares of the Company as at 30 June 2004:

(1) State-owned Shares

Jiangsu Communications Holding Company, Ltd. held 2,781,743,600 State-owned Shares, representing 100% of the State-owned Shares and approximately 55.22% of the total issued share capital of the Company, as beneficial owner on behalf of the State.

(2) Legal Person Shares

Huajian Transportation Economic Development Centre held 597,471,000 Legal Person Shares, representing 67.8% of the Legal Person Shares and approximately 11.86% of the total issued share capital of the Company, as beneficial owner.

(3) H Shares

As at 30 June 2004, the interests or short positions of the person or entities, other than the directors, supervisors or chief executive of the Company, in the Share or the underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance are as follows:

Long Position

Name	Capacity	Direct Interests	Number of H Shares	Percentage of H Shares (total shares)
Sumitomo Life Insurance Company	Interests in controlled corporation	No	86,380,000	7.07 (1.71)
Sumitomo Mitsui Asset Management Company, Limited (Note 1)	Investment manager	Yes	86,380,000	7.07 (1.71)
J.P. Morgan Chase & Co. (Note 2)	Interests in controlled corporation	No	85,442,700	6.99 (1.70)
JPMorgan Chase Bank	Custodian corporation/ approved lending agent	Yes	76,039,100	6.22 (1.51)
HSBC Asset Management (Hong Kong) Limited	Investment manager	Yes	78,228,000	6.40 (1.55)
The Capital Group Companies, Inc. (Note 3)	Interests in controlled corporation	No	71,682,000	5.87 (1.42)
Capital Research and Management Company (Note 3)	Investment manager	Yes	71,682,000	5.87 (1.42)

Note 1: The two references to 86,380,000 H Shares relate to the same block of shares of the Company. Sumitomo Life Insurance Company was the controlling shareholder of Sumitomo Mitsui Asset Management Company, Limited.



Note 2: The 85,442,700 H Shares which J.P. Morgan Chase & Co. was deemed to be interested in included:

(1) 76,039,100 H Shares (reported as lending pool) which JP Morgan Chase Bank (a 100% subsidiary of J.P. Morgan Chase & Co) was deemed to be interested in the capacity of custodian corporation/ approved lending agent;

(2) 6,205,600 H Shares which a 100% subsidiary of J.P. Morgan Chase & Co. was deemed to be interested in because of its interests in a corporation controlled by it, such corporation was reported as beneficial owners of the H Shares; and

(3) 3,198,000 H Shares which a 100% subsidiary was deemed to be interested in because of its interests in a corporation controlled by it, such corporation was taken to have a duty of disclosure as an investment manager.

Note 3: The Capital Group Companies Inc. was taken to have interested in the 71,682,000 H Shares held by its 100% subsidiary Capital Research and Management Company in the capacity as an investment manager (which in turn was taken to have a duty of disclosure).

(4) A Shares

Galaxy Securities Co., Ltd. held 24,207,583 listed A Shares, representing approximately 16.14% of the listed A Shares and approximately 0.48% of total share of the Company.

(4) Change in Controlling Shareholders

During the Reporting Period, there has been no change in the controlling shareholder.

(5) Purchase, Sale and Redemption of Listed Securities

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of its listed securities during the Reporting Period.

(6) Pre-emptive Rights

There are no provisions for pre-emptive rights under the laws of the People's Republic of China and the Company's Articles of Association which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

IV. Directors, Supervisors and Senior Management

(1) Shareholding of Directors, Supervisors and Senior Management

During the Reporting Period, there was no record showing that any directors, supervisors, chief executive, senior management of the Company or any of their associates hold any interest or short position in the share, underlying shares, or debentures of the Company or its associated corporations, whether pursuant to the register required to be kept under section 352 of the Securities and Futures Ordinance or otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

At no time during the Reporting Period was the Company or any other associated corporations a party to any arrangements to enable the directors, supervisors or senior management of the Company or any of their associates to acquire benefits by means of acquisition of shares in or debentures of the Company or any other corporations.

(2) Appointments and Resignations of Directors, Supervisors and Senior Management

In January 2004, the Company's General Manager Mr. Chen Xiang Hui and Deputy General Manger Mr. Liu Bu Cun resigned from their positions with the Company due to job change. At the fourth session of the fourth Board of Directors, Mr. Xie Jia Quan was appointed as the General Manager of the Company. Mr. Qian Yong Xiang resigned as Supervisor and took up the position of Deputy General Manager. Both appointments have a term of 3 years.

Mr. Wang Zheng Yi resigned as a director due to his job. At the 2003 Annual General Meeting, Mr. Xie Jia Quan was appointed as a director of the Company commencing from 28 June 2004 (being the date of 2003 Annual General Meeting) until the date of 2006 Annual General Meeting.

On 30 July 2004, at the working conference of the labour union of the Company, Ms. Shang Hong was elected as the supervisor representing the staff of the Company.

(3) Information on the Staff of the Company

During the Reporting Period, the Company continued to advance its reform on personnel management system. The standardisation of employment methods and the implementation of equal pay - equal work have provided the foundation for the comprehensive implementation of salary system reform. The Company has further strengthened its staff training and implemented a competitive promotion mechanism, and has carried out substantial preparations for the establishment of a pension scheme.

As at 30 June 2004, the Company had 2,788 staff. At the fifth meeting of the fourth session of the Board of Directors, the directors approved the total salaries of the staff for 2004 in the amount of RMB 100,980,000. During the first half of 2004, a total of RMB34,000,000 was paid by the Company as salaries. The Company did not have any incentive scheme such as bonus and share options during the Reporting Period.

V. Management Discussion and Analysis

(I) Analysis of Business Operations

1. Overview

During the Reporting Period, in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP"), the Group recorded operating revenue of approximately RMB1,898,634,000, representing an increase of approximately 50.72% over the corresponding period of the previous year. In accordance with the PRC GAAP, profit after taxation of the Group for the Reporting Period was approximately RMB656,635,000. Earnings per share was approximately RMB0.130, an increase of 41.68% over the corresponding period of the previous year. In accordance with Hong Kong generally accepted accounting principles and standards ("HKGAAP"), profit after taxation of the Group was approximately RMB750,908,000. In accordance with the PRC GAAP, earnings per share was about RMB0.15, an increase of approximately 53.08% over the corresponding period of the previous year. The operation results for various business segments were as follows (prepared in accordance with PRC GAAP):

Item	Operating revenue (RMB'000)	As percentage of total revenues (%)	Operating revenue Year-on-year change (%)	Operating costs (RMB'000)	Gross margin Year-on-year change (%)
Jiangsu Section of Shanghai-Nanjing Expressway	1,258,992	66.31	73.04	233,043	81.49
Jiangsu Section of Nanjing-Shanghai Class 2 Highway	111,441	5.87	-9.64	56,984	48.87
Nanjing Section of Nanjing-Lianyungang Highway	32,995	1.74	25.46	14,898	54.85
Guangjing Xicheng Expressways	274,892	14.48	74.21	50,638	81.58
Auxiliary services	214,966	11.32	3.36	206,286	4.04
Revenues from other operations	5,348	0.28	-84.45	5,757	-7.65
Total	1,898,634	100.00	50.72	567,606	70.10

Explanation on the reclassification of business operations in accordance with the PRC GAAP:

During the Reporting Period, in order to enhance the comprehension of the information disclosed the Group's operating activities were reclassified in terms of revenues from expressway operation and revenues from non-expressway operation. Comparative figures for the corresponding period set out in this announcement were restated so as to conform with the re-classification.

(1) Revenues from principal businesses

Revenues from principal operations comprised toll revenues from Jiangsu Section of Shanghai-Nanjing Expressway and Guangjing Xicheng Expressways as well as revenues from auxiliary services closely related to the expressway operations:-

i. Toll revenues refer to the toll revenues from the operation of tolled highways.

ii. Revenues from auxiliary services included those from all the operations within the gated toll road areas other than the toll operations, such as refueling, catering, accommodation, vehicle repair and merchandise retail.

(2) Revenues from other businesses

Revenues from other businesses mainly comprised revenues from repair and maintenance of roads and bridges and advertising.



Explanation on the change in revenues from operations over the corresponding period

During the Reporting Period, there was considerable growth in the principal business over the corresponding period of the previous year, which was mainly attributable to the following, apart from the impact of SARS and the large scale intensive repairs of the road surface of Shanghai-Nanjing Expressway during the first half of 2003:

(1) The promising trend of steady and rapid development in the national and regional economies was maintained. During the first half of 2004, good results were achieved from macro-economic control measures as implemented by the State, economic efficiency improved steadily. GDP grew by 9.7% during the first half of the year, an increase of 1.5 percentage points over the corresponding period of the previous year. GDP in Jiangsu Province grew by 15.1%, an increase of 2.1 percentage points over the corresponding period of the previous year. Rapid development in the economy facilitated the increase in volume of passenger and goods transportation within the region. Increase in traffic flow for most of the Company's road and bridge assets was accelerated.

(2) Since 1 January 2004, toll rates for passenger vehicles in Jiangsu Province were increased by 12.5%, which in turn increased toll revenues.

(3) Remarkable results were achieved from the implementation of the calculation of tolls for goods vehicles on the basis of weight with effective from 28 December 2003. The proportion of overloaded vehicles was greatly reduced as compared with that before the implementation of such measure. The usual operation of roads as well as expenses incurred on daily maintenance was improved. At the same time, additional tolls collected from overloaded vehicles also increased toll revenues.

There was a fall in the revenues from other operations as a result of the reduction in revenues from repair and maintenance of roads and bridges. For the six months ended 30 June 2004, the Group recorded a revenue of RMB14,810,000 from repair and maintenance of roads and bridges, whilst RMB26,562,000 was recorded for the same in the corresponding period of the previous year.

Figures for daily average traffic volumes and toll revenues generated from all road and bridge projects in the first half of 2004:

Road and bridge project	Daily average traffic volume (vehicle)	Increase over the corresponding period of the previous year (%)	Daily average toll revenue (RMB'000)	Increase over the corresponding period of the previous year (%)
Shanghai-Nanjing Expressway	35,088	30.92	6,917.5	72.09
Nanjing-Shanghai Class 2 Highway	35,069	-13.80	612.3	-10.14
Nanjing Section of Nanjing-Lianyungang Highway	10,887	11.46	181.3	24.77
Guangjing Expressway	28,451	29.78	582.1	54.40
Xicheng Expressway	25,561	35.62	927.3	87.57
Jiangyin Yangtze Bridge	30,437	33.94	1,875.8	74.38
Sujiahang Expressway	17,794	—	1,696.2	125.98

2. Progress on the Expansion Works

(1) Progress of the Widening Works of the Jiangsu Section of Shanghai-Nanjing Expressway

The project for expanding the Jiangsu Section of Shanghai-Nanjing Expressway into an eight-lane expressway was approved by the State Development and Reform Commission on 20 February 2004. The investment in this project was approved at the 2003 Annual General Meeting of the Company.

In accordance with the progress as scheduled, the expansion project is proceeding rapidly. Project woks benchmarks, such as works designs, treatment of soft foundation, excavation of earth and stone for roadbeds and demolition of bridges were carried out smoothly. Works quality and progress as well as fund application were well under control.

The Company formulated control measures at various intersecting points. Traffic management was also conducted on-site, so as to ensure safety and a smooth traffic flow. Traffic diversion plans on goods vehicles travelling on Shanghai-Nanjing Expressway were implemented in stages since 1 June 2004, so as to ensure that the expansion project would be carried out smoothly.



For the second half of this year, the expansion project will complete all excavation of earth and stone for roadbeds and the construction of medium and small bridges. Works on main structures for intersecting roads, as well as road-surface works and construction of main structures of large bridges and extra large bridges on the southern side of the expressway, will commence.

(2) Progress of the Widening Works of the Jiangsu Section of Nanjing-Shanghai Class 2 Highway

The widening works of Nanjing-Shanghai Class 2 Highway into a four-lane Class 1 highway was managed and constructed by the Highway Bureau under the Jiangsu Communications Department. The works is in smooth progress as planned. Pursuant to the contract between the Company and the Highway Bureau, the Company has already made payments aggregated RMB1,000 million to the Highway Bureau.

3. Implementation of Traffic Diversions

In order to cope with the need of the expansion works in the Jiangsu Section of Shanghai-Nanjing Expressway, with the approval of the Public Securities Department and the Communications Department of Jiangsu Province, the Company implemented traffic diversions at the Jiangsu Section of Shanghai-Nanjing Expressway from 1 June 2004. Targets of such traffic diversions are large goods vehicles (goods vehicles with three axles and above) and medium to small goods vehicles (goods vehicles with two axles or below). Specific arrangements of the control plan included not allowing goods vehicles with three axles above (including three) to pass through the Nanjing-to-Changzhou intersecting section, and not allowing any goods vehicles to pass through the section between Changzhou Interchange and Huaqiao (at the border of Shanghai and Suzhou).

After the implementation of the goods vehicle traffic diversions, the roads and bridges of the Company were affected to different degrees. Shanghai-Nanjing Expressway and Xicheng Expressway were more affected. Daily average traffic volumes in June fell by 33.4% and 27.28%, respectively, as compared with those between January and May.

Guangjing Expressway, Jiangyin Yangtze Bridge and Sujiahang Expressway were less affected. Daily average traffic volumes in June fell by 4.06%, 8.34% and 2.65%, respectively, as compared with those between January and May.

As part of the goods vehicle traffic was diverted from Shanghai-Nanjing Expressway to Nanjing-Shanghai Class 2 Highway, significant increase in traffic flow was recorded for the latter. Daily average traffic volume and daily average toll revenue in June grew 48.72% and 122.53%, respectively, as compared with the averages between January and May. The toll station of Yanqiao commenced operation and collected toll from 1 July 2004 onwards.

In accordance with the scheduled progress on the expansion works, the Company has implemented the second stage traffic diversion plan for Shanghai-Nanjing Expressway from 1 August 2004 onwards where no goods vehicles are allowed to pass through along the whole expressway. It is expected that the implementation of such traffic control measures will further reduce the traffic volume on the Jiangsu Section of Shanghai-Nanjing Expressway by about 5% from the already reduced June/July levels.

4. Subsidiaries and Associated Companies

The Company's share of profits from subsidiaries and associated companies during the first half of 2004 amounted to RMB183,079,000 in aggregate, accounting for 28.04% of the Company's net profit.

Among this, net profit of Jiangsu Guangjing Xicheng Expressway Co., Ltd. amounted to RMB138,866,000, contributing an investment income of RMB118,036,000 and representing approximately 18.08% of the Company's net profit. Guangjing Xicheng is a 85%-owned subsidiary of the Company, mainly engaged in the management, operation maintenance and toll collection of Guangjing Expressway and Xicheng Expressway.

5. Issues and Difficulties Arising from the Operations

With the commencement of the construction works on the southern side of the expansion project of Shanghai-Nanjing Expressway, the implementation of traffic diversions for goods vehicles along that section will bear certain negative effect on the operating results of the Company during the whole period enforcing traffic diversions.

Pursuant to the arrangement on the work progress, the construction works on the southern side of the expressway will last about one year. Upon the completion of road surface for four lanes, the Company expects that the condition of traffic flow will be improved on Shanghai-Nanjing Expressway.



(II) Results of Principal Operations and Analysis of Financial Conditions (according to HKGAAP)

The Company has adopted a pro-active and prudent financial policy. Tight control was exercised over investment exposure. The composition of liabilities was reviewed and adjusted on a regular basis with reference to the continued development in future and the existing internal resources capabilities, so as to ensure optimal interests for the Company and its shareholders.

1. Analysis of the Group's Operating Results

(Unit: RMB'000)

Item	six months ended 30 June 2004	six months ended 30 June 2003	% Change
Net income	1,813,796	1,200,737	51.06
Operating profit	1,073,712	717,450	49.66
Net profit	750,908	490,523	53.08
Increase in cash and cash equivalents	112,658	-112,864	—

The main reasons for the change were as follows:

(1) During the Reporting Period, significant increase was recorded for income, which was attributable to the increase in toll revenues. For the six months ended 30 June 2004, the Group recorded toll revenues of RMB1,678,321,000, which was an increase of RMB643,311,000 from RMB1,035,010,000 of the corresponding period in the previous year.

(2) An increase in operating profit was attributable to the rapid increase of income from toll operations. On the other hand, the corresponding operating costs were well-contained. For the six months ended 30 June 2004, accrued costs of the Group's toll operations amounted to RMB355,564,000, an increase of RMB92,705,000 from RMB262,859,000 of the corresponding period in the previous year which was mainly due to increase of depreciation expenses.

2. **Analysis of the Group's Assets**

The Group's assets were as follows:

(Unit: RMB'000)

Item	As at 30 June 2004	As at 30 June 2003	% Change
Total assets	17,539,248	15,278,665	14.80
Shareholders' equity	13,099,562	13,079,127	0.16

3. **Write-off on impairment in fixed assets, net**

During the Reporting Period, the Company has written off fixed assets with respect to the safety facilities and communication, surveillance and toll collection system of the Jiangsu Section of the Shanghai-Nanjing Expressway as a result of the expansion project, in accordance with the Interim Measures on the Financial Treatment on Asset Impairment of Enterprises as published by the Ministry of Finance and the relevant provisions as provided in the Notice on Further Enhancing the Quality of Financial Information Disclosed by Listed Company (Zheng Jian Hui Ji Zi [2004] No. 1), and an aggregate write-off of RMB110,979,000 (net) was recorded and an aggregate of RMB3,529,000 was written off for other fixed assets. Total write-off of RMB114,508,000 was recorded by the Group for its fixed assets in the first half of the year.

(1) Impairment of safety facilities, net

In accordance with the relevant provisions published by the Ministry of Finance, CSRC and the Shanghai Stock Exchange, as well as the Company's internal procedures, safety facilities of Shanghai-Nanjing Expressway affected by the expansion project of an aggregate amount of RMB50,550,000 (net) was written off.

RMB'000

Item	Impairment (net)
Gate	17,550
Signage works	6,688
Lighting works	7,647
Other facilities	18,665
Total	50,550



(2) Impairment of communication, surveillance and toll collection system, net

In accordance with the relevant provisions published by the Ministry of Finance, CSRC and the Shanghai Stock Exchange, as well as the Company's internal procedures, detailed examination, analysis and classification were made on the communication, surveillance and toll collection system. A provision was made for those fixed assets that were technologically obsolete and of no further use and no sale value as a result of the expansion. An aggregate write-off of RMB60,429,000 (net) was recorded.

	RMB'000
Item	**Impairment (net)**
Communication system	5,280
Surveillance system	30,194
Toll collection system	24,955
Total	60,429

4. Capital Structure of the Group as at 30 June 2004

Item	**Amount** (RMB'000)
Shareholders' equity	13,099,562
Minority interests	412,047
Liabilities at fixed interest rates	2,808,083
Liabilities at floating interest rates	—
Interest-free liabilities	1,219,556
Total	17,539,248
Gearing ratio	22.96%

5. Capital Expenditure

During the first half of 2004, the Group implemented its plan on capital expenditure of approximately RMB3,296,627,000, detailed as follows:

Capital expenditure items:

	RMB'000
Expansion of Shanghai-Nanjing Expressway	2,264,303
Widening of National-Shanghai Class 2 highway	1,000,000
Others	32,324
Total	3,296,627

Principal source of funding: The capital expenditure of the Company was mainly financed by internal resources and commercial loans. There was an increase of commercial loans of RMB1,350,000,000 in the first half of the year.

6. Management of Cash and Liabilities

As an operator of toll roads and bridges, the Group has been able to maintain a stable and substantial cash inflow from its daily operations, and therefore has a strong ability to repay debts when they fall due.

As at 30 June 2004, the Group had cash and cash equivalents of RMB1,649,687,000 and bank borrowings of RMB2,808,083,000. Gearing ratio remained at a relatively low level of 22.96%. Therefore, the management considers that the Group is not exposed to any risks in respect of the management of cash and liabilities.

7. Taxation Policies

The Company pays enterprise income tax in accordance with the statutory tax rate of 33%. The accumulated income tax for the first half of 2004 was RMB370,425,000.

8. Entrusted Deposits

During the Reporting Period, the Company did not have any entrusted deposits placed with financial institutions within the PRC. The Company did not experience any difficulties to receive repayment upon the maturity of time deposits.



9. **Foreign Exchange Exposure**

The Company did not have any significant foreign exchange exposure. In 1998, the Group was granted a loan facility of approximately US$9,800,000 by the Spanish government. As at 30 June 2004, the balance of such loan was equivalent to RMB58,083,000. The Company has not adopted any hedging arrangement in respect of such loan.

10. **Contingent Liabilities**

As at 30 June 2004, the Company did not have any contingent liability.

(III) Business Development Plans for the Second Half of the Year

During the second half of 2004, the widening works of Nanjing-Shanghai Expressway entered into a critical stage with an escalation in the quantity and difficulties of works. It was necessary to accelerate the completion of the roadbeds works and other front-end works in preparation for the road surface works scheduled to be carried on the southern part of the Expressway. Besides, traffic diversion of goods vehicles has to be continued due to the road surface works, which will affect the Company's operating revenue to a certain extent.

In this connection, the Company will step up its works in site management to ensure the safety and smooth traffic flow on Nanjing-Shanghai Expressway during the work period, while seeking to carry out the widening works smoothly. Efforts will also be made to accelerate the modifications works on the various services areas along the road while maintaining their operations and services.

As to fund raising, the Company will fully leverage its advantageous position in terms of its cash flow, information and the project to secure funds for the expansion project at lower costs in a timely manner. Borrowing costs and financial charges will be reduced by way of rational adjustment of the composition and term of the loans. Costs and expenses will be effectively controlled through a standardised financial operation.

The Company believes that through the concerted efforts of the management and all staff, it will ensure the normal operation of the Company's various businesses during the time when Shanghai-Nanjing Expressway is under expansion construction.

VI. Significant Matters

(I) Corporate Governance

During the Reporting Period, the Company amended and supplemented the relevant terms in its Articles of Association in accordance with the 《Standard on the Governance of Listed Companies》 and 《Notice of certain issues relating to regulating capital dealings with related parties by listed companies and provisions of external guarantees by listed companies》 (《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》) issued by the CRSC, and the laws and regulations of Hong Kong and the newly revised Listing Rules. Amendments to the Articles of Association involved eight articles thereto. Pursuant to legal procedures, the Company has approved and submitted the amendments for relevant authority's approvals.

The newly revised Listing Rules of the Hong Kong Stock Exchange came into effect on 31 March 2004. The Company has reviewed and adjusted its projects in progress to ensure compliance with the new rules.

During the Reporting Period, the Company has formulated the Work System of Investor Relations Management (《投資者關係管理工作制度》) which sets out the basic principles and move-forward approach for the work of investor relations management with reference to the actual situation of the Company. Meanwhile, in order to ensure that transactions entered into the Company and its subsidiaries with connected parties will comply with the requirements, the Company has formulated standards of conduct governing connected transactions as a guidance for its normal and ordinary course of operations.

During the Reporting Period, the specialised committees of the Board of Directors convened four meetings at which the committees reviewed the appointments of management staff, changes of directors of the Company and review of the Company's periodic financial reports. Independent directors also provided independent opinions in an objective and fair manner in respect of substantial acquisitions and connected transactions.

The Board of Directors are of the view that the Company has conducted its operations in accordance with the relevant laws and regulations, implemented strict governance and complied with the Code of Best Practice as set out in Appendix 14 and the Model Code Governing the Securities Transactions by Directors of the Company as set out in Appendix 10 to the Hong Kong Listing Rules during the Reporting Period. The directors are not aware of any circumstance that reasonably indicates that the Company or any of the directors or supervisors are in breach of, or has not complied with, the Codes.



(2) Profit Distribution Scheme and Its Implementation

The following profit distribution scheme for 2003 was approved at the fifth meeting of the fourth session of the Board of Directors held by the Company: a cash dividend of RMB1.45 (tax inclusive) for every 10 shares shall be distributed to all shareholders on the basis of 5,037,747,500 shares in issue at the end of 2003. Such scheme was reviewed and approved at the 2003 Annual General Meeting.

The Board of Directors of the Company, with authorisation of the Shareholders' General Meeting, decided that the cut-off date for the purpose of determining the entitlements of domestic shareholders was 9 July 2004, and the ex-dividend date was 12 July 2004. Dividends for H Share shareholders are denominated in RMB and payable in HK Dollars, and a cash dividend of HK$1.366 was paid for every 10 shares held. Latest time to register transfer of H Shares for the dividend was 28 May 2004. The dividend was declared on 28 June 2004.

The dividend for 2003 was paid on 16 July 2004 and the profit distribution scheme for the previous year has been implemented.

For the Reporting Period, the Board of Directors of the Company did not recommend the payment of an interim dividend for the six months ended 30 June 2004.

(3) Material Litigation or Arbitration

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

(4) Material Acquisition and Sale of Assets

During the Reporting Period, the Company resolved to invest in the expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway and to acquire the extended new operating right of Nanjing-Shanghai Class 2 Highway upon the widening work.

Detailed analysis on the progress of the expansion project of Shanghai-Nanjing Expressway and its impact on operating results and financial condition during the Reporting Period was set out in the previous sections.

The widening works of Nanjing-Shanghai Class 2 Highway into a four-lane Class 1 highway was managed and constructed by the Highway Bureau under the Jiangsu Communications Department.The works is in smooth progress as planned. Pursuant to the contract between the Company and the Highway Bureau, the Company has already made payments aggregated RMB1,000 million to the Highway Bureau.

(5) Connected Transactions

The transactions entered into by the Company with connected companies during the Reporting Period were as follows:

Road Maintenance Service Contracts with Jiangsu Sundian

On 26 April 2004, the Company and Guangjing Xicheng entered into maintenance contracts with Jiangsu Sundian in respect of the repair and maintenance service of the Jiangsu Section of Shanghai-Nanjing Expressway, Guangjing Expressway and Xicheng Expressway, with the duration of the contracts from 1 May 2004 to 31 December 2004 and for maintenance service fees not exceeding RMB46 million and RMB20 million, respectively.

Maintenance service fees are determined as follows: tender prices accepted will be the fee basis for projects to be awarded through public tenders whereas the fee basis for other projects will be determined after arm's length negotiation and with reference to the prevailing market prices reviewed by an independent and qualified cost consultation institute. The limits of maintenance service fees are based on estimated works in 2004. The Company will supervise the situation to ensure that the total amount of works contracted will not exceed the relevant limits. The maintenance service fees will be financed by the own resources of the Company or Guangjing Xicheng.

As the aggregate maximum annual maintenance fees of these two maintenance contracts are RMB66,000,000, the maintenance contracts constituted ongoing continued connected transactions under rule 14A.34 of the Hong Kong Listing Rules, which required compliance with the reporting and announcement requirements but did not require independent shareholders' approval. The relevant announcement was published in the newpapers in Hong Kong and the PRC on 29 April 2004.

Opinion of the Independent Directors

The Board of Directors voted in a legal and valid manner for the connected transactions at the seventh meeting of the fourth session of the Board of Directors held by the Company. The independent directors of the Company have reviewed the connected transactions and confirmed that:

The two maintenance contracts are in the interest of all shareholders of the Company. They have been entered into by the Company in the usual and ordinary course of business and the terms are normal commercial terms. The transactions are fair and reasonable so far as the shareholders of the Company are concerned.



(6) Other Material Contracts and Their Implementation

1. Material trusts, subtracting or leasing

During the Reporting Period, the Company had no material trusts, subcontracting or leasing arrangement. As at 30 June 2004, the accumulated consideration of subcontracting contracts in respect of expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway amounted to RMB423 million in aggregate. The actual amount paid was RMB2,114 million.

2. Material guarantees and pledge of assets

During the Reporting Period, the Company had not provided any guarantee to any shareholders or connected parties or any other companies, nor was there any pledge of assets subsisting.

3. Entrusted financial management

During the Reporting Period, the Company had not entrusted any other person to carry out cash asset management.

4. Capital dealings with related parties and external guarantees

During the Reporting Period, pursuant to the 《Notice of certain issues relating to the standards of capital dealings with related parties by listed companies and provisions of external guarantees by listed companies》(《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》) issued by the CRSC, none of the controlling shareholder or other related parties have appropriated the Company's capital. No guarantee has been provided by the Company to the controlling shareholder or other related parties and none of the controlling shareholder or related parties have provided any guarantee. No such events have occurred in respect of any subsidiaries which have been consolidated into the Company's financial statements.

The independent directors of the Company have provided their independent opinions in respect of the aforementioned matters.

5. **Other material contracts**

During the Reporting Period, material contracts being performed by the Company included the following:

(1) On 6 April 2004, the Company entered into a maintenance contract with Jiangsu Sundian in respect of the repair and maintenance service of the Jiangsu Section of Shanghai-Nanjing Expressway, with duration of contract from 1 May 2004 to 31 December 2004 and estimated total contract sum not exceeding RMB46,000,000.

(2) On 14 April 2004, the Company entered into a second supplementary contract with the Highway Bureau of Jiangsu in respect of the extension of the operation right after the Widening Project of Nanjing-Shanghai Class 2 Highway. The Company was granted a new operation right of the Nanjing-Shanghai Class 2 Highway in consideration of RMB2.7 billion. The term of the new operation right is from 27 June 2012 to 26 June 2024.

(7) Undertakings

1. The Board of Directors of the Company has undertaken, in respect of the profit distribution proposal for 2004, one cash dividend distribution of no less than 50% of the net profit of the year.

2. During the Reporting Period, there were no disclosures regarding any undertakings made by shareholders holding 5% or more of the share capital of the Company in the press or in websites designated that might have significant impact on the Company's operating results or financial conditions.

(8) Appointment of Auditors

At the first extraordinary general meeting of 2004 and the 2003 Annual General Meeting, Deloitte Touche Tohmatsu Certified Public Accountants Co., Ltd. and Deloitte Touche Tohmatsu were appointed as the domestic and international auditors of the Company for years 2003 and 2004 respectively, and their annual remuneration was fixed at RMB1,180,000. The Company had not paid any other expenses in this respect. The travelling expenses were borne by the auditors. There were no expenses that might have affected the auditors' independence.



(9) Regulatory Sanctions

During the Reporting Period, there was no punishment, reprimand or public censors imposed against the Company, the Board of Directors of the Company or any of its directors by any regulatory authorities.

(10) Miscellaneous

At the meeting of the Board of Directors convened by the Company on 1 April 2004, resolutions relating to the investment in the expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway and the acquisition of the extended new operating right of Nanjing-Shanghai Class 2 Highway upon the widening project were approved. An announcement relating to the results of the meeting was published in the PRC on 2 April 2004. Since the announcement did not comply with the new Listing Rules effective from 31 March 2004, the Hong Kong Stock Exchange required the Company to provide relevant supplementary information and delayed the publication of the announcement. As the relevant announcement was already published in the PRC, the trading in the Company's H shares was suspended on 2 April 2004. The Company provided the relevant supplementary information within the shortest possible period and the announcement was cleared by the Hong Kong Stock Exchange. Trading in the Company's H Shares was resumed on 15 April 2004. Since there were consecutive public holidays in Hong Kong during the period of the suspension of trading, the actual duration of the suspension of trading of the Company's H Shares was six business days.

(11) Other Information Sources

Announcements of the Company can be found in China Securities, Shanghai Securities, Hong Kong Economic Times and South China Morning Post. Please look for details in the newspapers on respective dates or browse: www.sse.com.cn, www.hkex.com.hk and www.jsexpressway.com:

1. Announcement of the fourth session of the fourth Board of Directors in respect of the appointments of Mr. Xie Jia Quan as the General Manager and Mr. Qing Yong Xiang as the Deputy General Manager, published on 31 January 2004;

2. Notice of the first extraordinary general meeting of 2004, published on 31 January 2004;

3. Announcement of the resolutions of the first extraordinary meeting of 2004 in respect of the appointment of the Company's domestic and overseas auditors and the approval of amendments to the Articles of Association of the Company, published on 24 March 2004;

4. Announcement of the fifth session of the fourth Board of Directors, announcement of the fourth session of the fourth Supervisory Committee and announcement of 2003 annual results, published on 2 April 2004;

5. Announcement of the investment in expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway and the acquisition of new toll collection operating rights of the Jiangsu section of Nanjing-Shanghai Class 2 Highway, published on 2 April 2004 in the PRC and on 15 April 2004 in Hong Kong;

6. Opinion of the Board of Directors on the valuation and conclusion of investment in expansion project of Nanjing-Shanghai Expressway and acquisition of the new operating rights of Nanjing-Shanghai Class 2 Highway and opinion of the independent directors on qualification and capability of professional parties who conducted the valuation, published on 15 April 2004;

7. Announcement of the second supplemental contract of the contract for the transfer of the operating rights of Nanjing-Shanghai Class 2 Highway, published on 15 April 2004 in the PRC;

8. Announcement of the seventh session of the fourth Board of Directors and announcement of 2004 first quarterly report, published on 27 April 2004;

9. Announcement of the connected transactions in respect of the road maintenance service contracts with Jiangsu Sundian Engineering Co., Ltd., published on 29 April 2004;

10. Notice of the annual general meeting, dated 5 May 2004 was published in Hong Kong on 5 May 2004 and in the PRC on 10 May 2004;

11. Announcement of traffic control in respect of the Jiangsu Section of Shanghai-Nanjing Expressway, published on 1 June 2004;

12. Announcement of the resolutions of 2003 annual general meeting, published on 29 June 2004;

13. Announcement of dividend distribution, published on 6 July 2004.



VII. Documents Available for Inspection

1. Copies of the interim report under the hand of the Chairman.
2. Financial statements signed and sealed by persons in charge of various departments and the chief accounting officer of the Company.
3. All the documents disclosed in the announcements published in the designated press during the Reporting Period.
4. The Articles of Association of the Company.
5. Interim reports released in other stock exchanges.
6. Other relevant information.

By Order of the Board
Shen Chang Quan
Chairman

20 August 2004

JIANGSU EXPRESS<00177> - Unusual volume movement

The Stock Exchange has received a message from Jiangsu Expressway Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the turnover of the shares of the Company (stock code: 177) and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the directors of Jiangsu Expressway Company Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

The directors of the Company as at the date of this announcement are:-
Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Hong Yin XIng*, and Yang Xiong Sheng*

*non-executive director

For and on behalf of
Jiangsu Expressway Company Limited

Shen Chang Quan
Chairman

16 September 2004"



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement of the 9th Session of the Fourth Board of Directors

This announcement is made pursuant to the requirement under rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirements of the listing rules of the Shanghai Stock Exchange.

"Notice is hereby given that meeting of the 9th Session of the Fourth Board of Directors of the Company (the "Meeting") was held on Wednesday, 27th October 2004 at the Conference Room, 238 Maqun Street, Nanjing, the PRC. There should be 11 directors present (Mr. Fang Keng appointed Mr. Shen Chang Quan to vote on his behalf; Ms. Chang Yung Tsung and Mr. Hong Yin Xing did not attend the Meeting) and 9 directors were present. Members of the Supervisory Committee and Senior Management also attended the Meeting. The Meeting was chaired by Mr Shen Chang Quan, the Chairman of the Company. The procedures for convening the Meeting were in compliance with the relevant provisions of Company Law and the Articles of Association. Matters which were considered and approved at the Meeting included the following:

All directors have reviewed and discussed the report presented and the following were unanimously approved:

1. The third quarterly report of the Company for the period ended 30th September 2004 was approved;

2. A provision for impaired assets of approximately RMB95,720,000 made for the fixed assets which were affected by the expansion project of Shanghai-Nanjing Expressway and office fixed assets was approved:

   According to the confirmed schedule of the Shanghai-Nanjing Expressway expansion project, fixed assets including service areas and over-pass bridges will be partially affected during the next stage of construction works, and for such portion of fixed assets, an impairment provision of RMB93,810,000 has been made pursuant to the requirement under Zheng Jian Hui Zi [2004] No. 1. At the same time, an impairment provision of RMB1,910,000 has also been made to the Company's office fixed assets to be removed:

   (1) Service areas and other assets: net book value of RMB153,990,000, impairment provision made at RMR69,030,000;

(2) Over-pass bridge assets: net book value of RMB90,160,000, impairment provision made at RMB24,780,000;

(3) Office equipment: net book value of RMB1,910,000, impairment provision made at RMB1,910,000.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 27th October 2004

The directors of the Company as at the date of this announcement are:-

Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

* *Independent Directors*



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

2004 Third Quarterly Report

The 2004 Third Quarterly Report is prepared in accordance with the China Securities Regulatory Commission regulations on Disclosure of Information in Quarterly Reports for Listed Companies. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards. The quarterly financial statements of the Company are unaudited. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

This announcement is made pursuant to the disclosure obligation requirement under rule 13.09 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

§1. IMPORTANT

1.1 The board of directors (the "Board of Directors") of Jiangsu Expressway Company Limited (the "Company") confirms that there are no false representations or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report.

1.2 Mr. Fang Keng, (director), did not attend the Board of Directors meeting and appointed Mr. Shen Chang Quan, the Chairman to vote on his behalf. Ms. Chang Yung Tsung and Mr. Hong Yin Xing (both are directors) did not attend the Board of Directors meeting.

1.3 This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. This report is published simultaneously in Hong Kong and the People's Republic of China. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards. Shareholders of the Company and public investors should exercise caution when dealing in the Company's shares.

1.4 The financial statements in this quarterly report are unaudited.

1.5 Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Manager of the Finance and Accounting Department, guarantee the correctness and completeness of the financial statements in the quarterly report.

§2. BASIC INFORMATION OF THE COMPANY

2.1 Basic Corporate Information

	A Shares	H Shares	ADR
Abbreviation of Stock Name	寧滬高速	江蘇寧滬	JEXWW
Stock Code	600377	0177	477373104

	Secretary to the Board of Directors	Securities Officers
Name	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing, Jiangsu, the PRC	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing, Jiangsu, the PRC
Telephone Number	8625-84469332	8625-84200999-4706, 4716
Fax Number	8625-84466643	8625-84466643
E-mail Address	cso@jsexpressway.com	cso@jsexpressway.com

2.2 Financial Information

2.2.1 Major accounting data and financial indicators

Unit: RMB

	End of the reporting period (unaudited)	End of last reporting year (audited)	% increase (decrease) at end of this reporting period compared to end of last reporting year
Total assets (*'000*)	19,981,355	16,732,357	19.42
Shareholders' equity (excluding minority interests) (*'000*)	14,601,031	14,562,325	0.27
Net assets per share (*RMB*)	2.90	2.89	0.27
Adjusted net assets per share (*RMB*)	2.90	2.89	0.27

	The reporting period (July to September) (unaudited)	**Beginning of the year to end of the reporting period (January to September) (unaudited)**	**% increase (decrease) for this reporting period compared to the corresponding period of the previous year**
Net cash flow from operating activities (*'000*)	185,244	1,354,930	-51.09
Earnings per share (*RMB*)	0.0215	0.1519	-57.92
Return on net assets(%)	0.75	5.25	decreased by 1.05 percentage points
Return on net assets excluding non-recurring items (%)	1.51	6.85	decreased by 0.32 percentage point

Non-recurring Items from January to September (unaudited)	**Amount** (*'000*)
Amortisation of long-term equity investment difference	-8,998
Non-operating income/expenses	-235,271
Income from short-term investment	1,348
Income tax effect	9,096
Total	-233,825

2.2.2 Financial information

Income statement (Unaudited)

Unit: RMB

Item	The reporting period (July to September)		Corresponding period of the previous year (July to September)	
	Consolidated	The Company	Consolidated	The Company
1. Turnover	657,181,426	512,408,756	654,227,433	644,579,532
Less: Costs of sales	264,537,112	221,157,161	211,279,063	250,055,888
Sales tax	32,169,242	24,996,859	34,945,420	30,748,203
2. Gross profit ("-" represents losses)	360,475,072	266,254,736	408,002,950	363,775,441
Add: Other operating profit ("-" represents losses)	6,280,850	—	13,453,112	-328,944
Less: Administrative expenses	47,683,451	37,774,437	41,901,082	37,213,163
Financial expenses	31,311,584	32,252,376	1,987,059	2,490,165
3. Profit from operations ("-" represents losses)	287,760,887	196,227,923	377,567,921	323,743,169
Add: Investment income ("-" represents losses)	31,800,428	85,773,695	12,466,302	43,241,706
Subsidies income	—	—	—	—
Non-operating income	1,489,790	1,486,951	2,528,125	2,528,074
Less: Non-operating expenses	117,373,718	116,964,054	6,335,244	5,814,616
4. Profit before taxation ("-" represents losses)	203,677,387	166,524,515	386,227,104	363,698,333
Less: Income tax	85,472,982	54,304,384	123,510,122	105,857,633
Minority interests ("-" represents losses)	9,158,988	—	5,137,387	—
Add: Unrecognised loss on investments	-550,206	—	261,105	—
5. Net profit ("-" represents net losses)	108,495,211	112,220,131	257,840,700	257,840,700
Add: Undistributed profits at beginning of the year	1,277,509,496	1,332,972,726	1,145,819,878	1,185,070,697
6. Distributable profits ("-" represents net losses)	1,386,004,707	1,445,192,857	1,403,660,578	1,442,911,397
Less: Transfer to statutory surplus reserve	11,823,649	—	6,438,756	—
Transfer to statutory public welfare fund	5,911,825	—	3,219,378	—
7. Distributable profits to shareholders ("-" represents net losses)	1,368,269,233	1,445,192,857	1,394,002,444	1,442,911,397
Less: Dividends payable to preferential shares	—	—	—	—
Appropriations to discretionary reserves	—	—	—	—
Dividends payable to ordinary shares	730,473,388	730,473,388	654,907,175	654,907,175
Dividends of ordinary shares capitalized	—	—	—	—
8. Unappropriated profits ("-" represents net losses)	637,795,845	714,719,469	739,095,269	788,004,222

Profit and Loss Account (Unaudited)

Unit: RMB

Item	From the beginning of the financial year to the end of the reporting period (January to September)		Corresponding period of the previous year (January to September)	
	Consolidate	**The Company**	**Consolidate**	**The Company**
1. Turnover	2,550,468,130	2,092,292,143	1,897,210,204	1,658,820,606
Less: Cost of sales	826,387,198	700,813,610	670,195,886	613,038,827
Sales tax	125,316,038	102,887,144	92,387,994	79,433,002
2. Gross profit ("-" represents losses)	1,598,764,894	1,288,591,389	1,134,626,324	966,348,777
Add: Other operating profit ("-" represents losses)	5,871,834	—	15,126,886	1,344,830
Less: Administrative expenses	135,580,825	122,666,570	112,017,775	102,305,491
Financial expenses	78,692,832	81,040,737	594,988	2,698,501
3. Profit from operations ("-" represents losses)	1,390,363,071	1,084,884,082	1,037,140,447	862,689,615
Add: Investment income ("-" represents losses)	96,090,436	268,852,397	46,505,497	147,254,402
Subsidies income	—	—	—	—
Non-operating income	6,241,158	6,230,078	9,947,481	7,862,690
Less: Non-operating expenses	241,511,896	239,258,956	14,403,661	13,268,997
4. Profit before taxation ("-" represents losses)	1,251,182,769	1,120,707,601	1,079,189,764	1,004,537,710
Less: Income tax	455,897,992	355,577,428	341,523,623	283,237,197
Minority interests ("-" represents losses)	30,154,604	—	17,611,792	—
Add: Unrecognised loss on investments	—	—	1,246,164	—
5. Net profit ("-" represents net losses)	765,130,173	765,130,173	721,300,513	721,300,513
Add: Undistributed profits at beginning of the year	1,277,509,496	1,332,972,726	1,145,819,878	1,185,070,697
6. Distributable profits ("-" represents net losses)	2,042,639,669	2,098,102,899	1,867,120,391	1,906,371,210
Less: Transfer to statutory surplus reserve	11,823,649	—	6,438,756	—
Transfer to statutory public welfare fund	5,911,825	—	3,219,378	—
7. Distributable profits to shareholders ("-" represents net losses)	2,024,904,195	2,098,102,899	1,857,462,257	1,906,371,210
Less: Dividends payable to preferential shares	—	—	—	—
Appropriations to discretionary reserves	—	—	—	—
Dividends payable to ordinary shares	730,473,388	730,473,388	654,907,175	654,907,175
Dividends of ordinary shares capitalized	—	—	—	—
8. Unappropriated profits ("-" represents net losses)	1,294,430,807	1,367,629,511	1,202,555,082	1,251,464,035

Note 1:

The 122,300,500 H Shares which J. P. Morgan Chase & Co. was deemed to be interested included:

(1) 100,504,900 H Shares (reported as lending pool) which JP Morgan Chase Bank (a 100% subsidiary of J. P. Morgan Chase & Co.) was deemed to be interested in the capacity of custodian corporation/approved lending agent;

(2) 11,567,600 H Shares which a 100% subsidiary of J. P. Morgan Chase & Co. was deemed to be interested in because of its interests in a corporation controlled by it, such corporation was reported as beneficial owners of the H Shares; and

(3) 10,228,000 H Shares which a 100% subsidiary was deemed to be interested in because of its interests in a corporation controlled by it, such corporation was taken to have a duty of disclosure as an investment manager.

Note 2:

Sumitomo Life Insurance Company was the controlling shareholder of Sumitomo Mitsui Asset Management Company, Limited which was deemed to be interest in the shares in the capacity as investment manager.

Note 3:

Out of the total of 73,077,250 H Shares which UBS AG was interested in, 112,000 H Shares were held by UBS Global Asset Management (Japan) Limited, a company wholly owned by UBS AG.

Save as disclosed above, so far as the Company is aware, there were no other parties required to make disclosure under the SFO as at 30th September 2004.

§3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis on the overall situation of the Company's operating activities during the reporting period

During the third quarter of 2004, the expansion of Shanghai-Nanjing Expressway was progressing smoothly: the soft foundation treatment, soil excavation of tunnels and earth and stone roadbed structures of the main road have by and large been completed; and road-surface construction works on the south-bound four lanes have been progressing in full swing since August 2004. As at 30th September 2004, aggregate investments in the expansion project of Shanghai-Nanjing Expressway amounted to RMB3.37 billion, and construction quality and cost management have been controlled satisfactorily.

In order to cope with the smooth implementation of the road-surface works of the south-bound lanes, the Company has implemented further traffic diversion measures to Shanghai-Nanjing Expressway since 1st August 2004, with no goods vehicles being allowed to pass through the whole expressway. As at 30th September 2004, daily average traffic volume and daily average toll revenue have reduced by approximately 7.86% and 8.11%, respectively, compared with the figures in the first stage of traffic diversions from June to July 2004. Since the implementation of traffic diversions on 1st June 2004, the loss in goods vehicle traffic on Shanghai-Nanjing Expressway has

2.3 Total number of shareholders at the end of the reporting period

As at 30 September 2004, there were 39,080 shareholders registered on the registers of members of the Company, among whom 38,103 were holders of domestic shares and 977 were holders of foreign shares.

1. Top ten shareholders holding outstanding A shares of the Company

Name of Shareholder	**Number of shares held as at the end of the period**	**Class of Shares**
China Galaxy Securities Co., Ltd.	24,227,583	A
Xinghe Securities Investment Fund	1,386,707	A
Yuyang Securities Investment Fund	732,419	A
葉發揚	500,000	A
夏新華	496,900	A
楊修虎	409,000	A
張鐵英	380,000	A
蔡文勝	307,338	A
Industrial and Commercial Bank of China — Yuyuan Securities Investment Fund	299,865	A
Industrial and Commercial Bank of China — Hua An Shanghai Stock Index 180 Securities Investment Fund — Growth Type	286,103	A

2. Holders of H Shares holding 5% or above interests in the Company

As at 30 September 2004, persons who had interests or short positions in 5% or more of the nominal value of the Shares or underlying shares of the Company recorded in the register maintained by the Company under the provisions of the Securities and Futures Ordinance ("SFO") were as follows:

Name of shareholder	**Capacity**	**Direct Interest**	**Number of H Shares**	**Proportion of H Shares**
J.P. Morgan Chase & Co. (note 1)	Interests in controlled corporation	No	122,300,500	10.01%
Sumitomo Life Insurance Company (note 2)	Interests in controlled corporation	No	99,548,000	8.15%
UBS AG (note 3)	Investment manager	Yes	73,077,250	5.98%

resulted in significant reduction in toll revenues. Daily average traffic volume and daily average toll revenue from June to September were 24,283 vehicles and RMB3,583,700, respectively, representing reductions of approximately 24.71% and 28.27% respectively over the corresponding period of the previous year, and reductions of approximately 34.60% and 52.55% respectively over the daily average figures from January to May 2004.

On the other hand, owing to the additional usage by goods vehicles as a result of the traffic diversions on Shanghai-Nanjing Expressway, Nanjing-Shanghai Class 2 Highway experienced significant growth. From June to September 2004, its traffic volume and daily average toll revenue were 52,323 vehicles and RMB1,142,400 respectively, with average increases of approximately 61.18% and 126.44% respectively over January to May this year, which partially compensated the Company's toll revenue losses on Shanghai-Nanjing Expressway.

Yuanjiang Expressway Jiangtai Section (starting from Taichang in the east ending at Jiangyin in the west and connecting Xicheng Expressway, a two-way four-lane road with a full length of 104 kilometers) which commenced operation on 15th August, has not caused significant impact on the traffic volume on Shanghai-Nanjing Expressway as of todate.

During the reporting period, the operating performance of Guangjing Expressway, Xicheng Expressway, Jiangyin Yangtze Bridge, Sujiahang Expressway and Nanjing Section of Nanjing-Lianyungang Highway was all satisfactory, with substantial increases in traffic volumes and toll revenues.

Data of daily average traffic volumes and daily average toll revenues of various roads and bridges during January to September 2004:

Expressway or bridge operation	Average daily traffic volume *(vehicles/day)*	Growth over the corresponding period of the previous year *(%)*	Average daily toll revenue *(RMB'000/day)*	Growth over the corresponding period of the previous year *(%)*
Jiangsu Section of Shanghai-Nanjing Expressway	31,411	7.18	5,793.47	30.62
Jiangsu Section of Nanjing-Shanghai Class 2 Highway	41,305	3.04	788.48	21.23
Nanjing Section of Nanjing-Lianyungang Highway	11,002	3.14	179.79	13.65
Guangjing Expressway	29,435	35.56	602.09	64.60
Xicheng Expressway	24,466	29.28	872.82	78.49
Jiangyin Yangtze Bridge	31,211	41.19	1,935.01	92.60
Sujiahang Expressway	18,206	—	1,541.16	86.72

In the third quarter of 2004, the Group recorded an operating income of approximately RMB664,036,000, a decrease of approximately 8.08% over the corresponding period of the previous year. During the reporting period, the Company has made a provision for impaired assets of approximately RMB95,719,000 for some over-pass bridges, service areas' buildings and other assets and office fixed assets to be removed which were affected by the expansion project of Shanghai-Nanjing Expressway. This has caused certain impact over the operating results of the third quarter. During the reporting period, the Group recorded a net profit of approximately RMB108,495,000, a decrease of approximately 57.92% over the corresponding period of the previous year.

Benefiting from the significant growth in the operating results of the previous reporting period, the Group's operating results for the period from January to September 2004 still recorded satisfactory performance, realising an operating income of approximately RMB2,562,671,000 and a net profit of approximately RMB765,130,000, representing increases of approximately 29.29% and 6.08% respectively over the corresponding period of the previous year.

3.1.1 Principal operating activities or products accounting for more than 10% of income or total profit from principal business

Unit: RMB'000 (Unaudited)

Industry	**Turnover**	**Cost of sales**	**Gross profit margin** *(%)*
Jiangsu Section of Shanghai-Nanjing Expressway	328,419	99,594	69.67
Guangjing Xicheng Expressways	129,232	27,101	79.03
Auxiliary services	78,661	80,110	-1.84

3.1.2 Seasonal or cyclical characteristics of the Company's operation

□Applicable √Not applicable

3.1.3 Structure of the Group's profit contributions during the reporting period

Unit: RMB'000 (Unaudited)

Item	**July-September 2004**	**Proportion to gross profit** *(%)*	**January-June 2004**	**Proportion to gross profit** *(%)*
Gross Profit	360,475	176.98	1,238,290	118.21
Other operating profit	6,281	3.08	(409)	(0.04)
Expenses during the reporting period	78,995	38.78	135,279	12.91
Investment income	31,800	15.61	64,290	6.14
Subsidies income	—	—	—	—
Non-operating income/expenses, net	(115,884)	(56.89)	(119,387)	(11.40)
Total profit	203,677	100.00	1,047,505	100.00

Explanation of changes:

Changes of the structure of the Group's profit contributions between this reporting period and the last reporting period was mainly attributable to net of non-operating income/expenses. The increase in non-operating expenses was mainly attributable to a provision for impaired assets of approximately RMB95,720,000 made for some over-pass bridges, service areas' assets and office fixed assets to be removed which were affected by the widening project of Shanghai-Nanjing Expressway during the reporting period.

As at the end of the reporting period, according to the confirmed schedule of Shanghai-Nanjing Expressway expansion project, fixed assets including service areas and over-pass bridges will be partially affected during the next stage of construction works, and for such portion of fixed assets, an impairment provision of RMB93,810,000 has been made pursuant to the requirement under Zheng Jian Hui Zi [2004] No. 1. At the same time, an impairment provision of RMB1,910,000 has also been made to the Company's office fixed assets to be removed:

(1) Service areas and other assets: net book value of RMB153,990,000, impairment provision made at RMR69,030,000;

(2) Over-pass bridge assets: net book value of RMB90,160,000, impairment provision made at RMB24,780,000;

(3) Office equipment: net book value of RMB1,910,000, impairment provision made at RMB1,910,000.

3.1.4 Circumstances and reasons for substantial changes in principal business and its structure compared to last reporting period

☐Applicable ✓Not applicable

3.1.5 Circumstances and reasons for substantial changes in the profitability (gross profit margin) of the principal business compared to last reporting period

☐Applicable √Not applicable

3.2 Analysis of impact of major events and the solution

3.2.1. Merger and reorganisation of controlling shareholders

On 15th September 2004, Jiangsu Communications Holding Company Limited, the controlling shareholder holding 55.22% of the share capital of the Company, formally activated the procedure of merger and reorganisation with Jiangsu Communications Assets Group Limited (江蘇交通產業集團有限公司), another major communications investment entity, pursuant to the "Notice regarding the merger and reorganisation of Jiangsu Communications Holding Company Limited and Jiangsu Communications Assets Group Limited" of the People's Government of Jiangsu Province, and the name of the new company shall remain as "Jiangsu Communications Holding Company Limited". The nature of the enterprise shall still be State-owned, while Jiangsu Communications Assets Group Limited shall be de-registered, and its debts and liabilities, external guarantees and equity interests for its external investments shall all be taken over by Jiangsu Communications Holding Company Limited after the merger. The merger of the two companies is currently underway.

There will be no change in the holding of interest in the Company by Jiangsu Communications Holding Company Limited after the merger.

3.2.2. Transfer of equity interests in Nanjing Shuangshilou Hotel

Nanjing Shuangshilou Hotel is a joint venture established by the Company and Nanjing Gulou District Hunan Road Labour Service Company (南京市鼓樓區湖南路勞動服務公司) in November 2001, with a registered capital of RMB1,010,000, of which the Company contributed RMB960,000, representing 95.05% equity interests. It was mainly engaged in catering business. Due to weak operating management since the inauguration of the hotel, it has suffered substantial losses. In order to resolve investment exposure, at the Eighth Session of the Fourth Board of Directors, the Company decided to transfer its entire shareholding in the hotel to Nanjing Jintang Hotel Food & Beverages Co., Ltd. (南京金塘大酒店飲食有限公司), an independent third party, at an agreed consideration of RMB2,000,000. The Company has entered into an equity transfer agreement with Nanjing Jintang Hotel Food & Beverages Co., Ltd. on 20th August 2004, while the subsequent legal procedures relating to the equity transfer is currently under process.

3.2.3. Changes in Hong Kong Company Secretary

The Company's Hong Kong Company Secretary Mr. Lam Che Wah, Danny resigned from his office, effective from the close of office hours on 20th August 2004. At the Company's Eighth Session of the Fourth Board of Directors, Ms. Lee Wai Fun, Betty was appointed to take up the post, effective from 21st August 2004, and all the disclosure requirements for the change in compliance with the Listing Rules and the notice requirement under the Companies Ordinance of Hong Kong.

3.3 Explanation on the accounting policy, accounting estimation, changes in the scope of merger and major accounting errors and its reasons

☐Applicable √Not applicable

3.4 Related explanation of the Board and the Supervisory Committee on the audited situations and indicated as "disclaimer of opinion"

☐Applicable √Not applicable

3.5 Warning and explanation in the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or significant changes compared to the corresponding period of the previous year

☐Applicable √Not applicable

3.6 Rolling adjustments of the Company to the annual operating plans or budget as disclosed

☐Applicable √Not applicable

Jiangsu Expressway Company Limited

Nanjing, the PRC, 27th October 2004

The directors of the Company as at the date of this announcement are:-

Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

* *Independent Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Change of Process Agent

This notice is made pursuant to the requirement under rule 13.51(5) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the agent of the Company for the service of process in Hong Kong is Ms. Lee Wai Fun, Betty of 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 27th October 2004

The directors of the Company as at the date of this announcement are:-

Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

* *Independent Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement of Adjustments to Toll Rate Policy

Pursuant to the various notices issued by the Ministry of Communications, the National Development and Reform Commission and the Government of the Jiangsu Province, new toll rate policy will become effective in respect of the roads and bridges operated by the Company or by companies which the Company controls or invests in, the new toll rates will become effective in respect of all expressways from 10 January 2005 and in respect of all open-end toll roads with effect from 20 January 2005.

This Announcement is made pursuant to the requirement under rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirement under rule 2.2 of the listing rules of the Shanghai Stock Exchange.

Notice is hereby given that pursuant to 《印發關于降低車輛通行費收費標準的意見的通知》 (the "Notice on the Issue of the Opinion on Reducing Vehicle Toll Rates") issued by the Ministry of Communications and the National Development and Reform Commission and 《關于發布交通行業標準收費公路車輛通行費車型分類的通知》 (the "Notice on the Announcement of Classification of Vehicles for Standard Toll Roads for the Transport Industry") issued by the Ministry of Communications, and 《關于調整全省公路車輛通行費徵收政策的通知》 (the "Notice on Adjustments to the Policy on Highway Vehicle Toll Collection in Jiangsu Province") issued by the Government of the Jiangsu Province, adjustments will be made to the toll rate policy in respect of the roads and bridges operated by the Company or by companies which the Company controls or invests in, the new toll rates will become effective in respect of all expressways from 10 January 2005 and in respect of all open-end toll roads with effect from 20 January 2005 and the particulars are announced as follows:-

I. VEHICLE CLASSIFICATION AND TOLL RATES AFTER ADJUSTMENTS

1. Vehicle classification and toll rates for expressways

Class	Vehicle Class and Specifications		Toll Coefficient	Toll Rate (RMB/km)	Minimum Toll (RMB)
	Passenger vehicle	Goods vehicle			
1	≤ 7-seater		1	0.45	15
		≤ 2 tons	1.5	0.675	15
2	8 seater - 19 seater		1.5	0.675	15
		2 tons-5 tons (including 5 tons)	2	0.90	20
3	20 seater - 39 seater		2	0.90	20
		5 tons-10 tons (including 10 tons)	2.5	1.125	20
4	≥ 40 seater		2	0.90	20
		10 tons-15 tons (including 15 tons) 20' CTN	3	1.35	30
5		> 15 tons 40' CTN	3.5	1.575	30

2. Vehicle classification and toll rates for Jiangyin Yangtze Bridge

Class	Vehicle Class and Specifications		Toll Rate (RMB/vehicle)
	Passenger vehicle	Goods vehicle	
1	≤ 7-seater		25
		≤ 2 tons	35
2	8 seater - 19 seater		35
		2 tons-5 tons (including 5 tons)	60
3	20 seater - 39 seater		60
		5 tons-10 tons (including 10 tons)	85
4	≥ 40 seater		60
		10 tons-15 tons (including 15 tons) 20' CTN	100
5		> 15 tons 40' CTN	105

3. Vehicle classification and toll rates for highways in general

Class	Vehicle Class and Specifications		Toll Rates for Panjia Garden Toll Station (RMB/vehicle)	Toll Rates for Gunan Toll Station (RMB/vehicle)	Toll Rates for the Toll Stations of Wangting, Luoshe, Benniu, Daijiamen and Nanjing of National Highway G312 (RMB/vehicle)
	Passenger vehicle	Goods vehicle			
	Small Tractor, Regular Tricycle		5	20	5
1	≤ 7-seater		10	30	10
		≤ 2 tons	12	30	12
2	8 seater-19 seater		12	30	12
		2 tons-5 tons (including 5 tons)	15	40	20
3	20 seater-39 seater		15	40	20
		5 tons-10 tons (including 10 tons)	25	80	30
4	≥ 40 seater		15	40	20
		10 tons-15 tons (including 15 tons) 20' CTN	30	100	40
5		> 15 tons 40' CTN	45	120	60

4. The toll for a vehicle carrying two 20' Standard CTN shall be the same as the toll for a vehicle carrying a 40' CTN.

II. TOLL BY WEIGHT FOR GOODS VEHICLES

(I) Toll Rates by Weight

1. ***Weight Toll Rates for Normal Vehicles (vehicles which are not overloaded)***

(1) Toll rates by weight for closed-end expressways

The basic weight is RMB0.09/ton per km. Based on the actual total vehicle axle limit, vehicles of less than 10 tons will be charged at the basic rate; those between 10 tons and 40 tons will be charged at a rate which falls in a linear manner from

RMB0.09/ton per km to RMB0.04/ton per km. Vehicles of more than 40 tons will be charged at RMB0.04/ton per km. Vehicles of total axle limit of less than 5 tons will be charged for 5 tons and any weight toll of less than RMB20 will be charged as RMB20.

(2) Toll rates by weight for Jiangyin Yangtze Bridge

The basic weight is RMB6.00/ton per vehicle. Based on the actual total vehicle weight, vehicles of less than 10 tons will be charged at RMB6.00/ton per vehicle; those between 10 tons and 40 tons will be charged at a rate which falls in a linear manner from RMB6.00/ton per vehicle to RMB3.00/ton per vehicle. Vehicles of more than 40 tons will be charged at RMB3.00/ton per vehicle. Vehicles of total weight of less than 5 tons will be charged for 5 tons.

(3) Toll rates by weight for highways in general

The basic weight is RMB1.50/ton per vehicle. Based on the actual total vehicle axle limit, vehicles of less than 10 tons will be charged at the basic rate; those between 10 tons and 40 tons will be charged at a rate which falls in a linear manner from RMB1.50/ton per vehicle to RMB1.10/ton per vehicle. Vehicles of more than 40 tons will be charged at RMB1.10/ton per vehicle. Any weight toll of less than RMB20 will be charged as RMB20.

Toll Rates for certain toll stations as follows:-

<table>
<tr><td rowspan="3">Toll Rates I (Toll rate by weight)</td><td>Goods Vehicles of 10 tons or less</td><td rowspan="3">RMB/ton per vehicle</td><td>1.5</td><td rowspan="3">Panjia Fayuan Toll Station of Nanjing-Lianyugang Highway</td></tr>
<tr><td>Goods Vehicle of 10 tons to 40 tons</td><td>1.5-1.1</td></tr>
<tr><td>Good Vehicles of more than 40 tons</td><td>1.1</td></tr>
<tr><td rowspan="3">Toll level II (Toll rate by weight)</td><td>Goods Vehicles of 10 tons or less</td><td rowspan="3">RMB/ton per vehicle</td><td>2</td><td rowspan="3">Toll Stations of National Highway 312 at Wangting, Wuxi Luoshe, Changzhou Benniu</td></tr>
<tr><td>Goods Vehicle of 10 tons to 40 tons</td><td>2-1.47</td></tr>
<tr><td>Good Vehicles of more than 40 tons</td><td>1.47</td></tr>
</table>

2. Increased Toll on Overloaded Vehicles

The increased toll rates on overloaded goods vehicles are determined based on the excesses of the total weights over aggregate axle limits (or total weight limit), and the specific toll levels are follows:

(1) Tolls on vehicles of normal weight or overloaded within 30% will be charged at the rates for normal vehicles.

(2) Tolls on vehicles overloaded between 30% and 50% (including 50%) will be charged at normal rates for the normal weight and the 30% overload, and at double of the normal rates for the portion in excess of the 30% overload.

(3) Tolls on vehicles overloaded between 50% and 100% (including 100%) will be charged at normal rates for the normal weight and 30% overload, and at triple of the normal rates for the remaining portion.

(4) Tolls on vehicles overloaded above 100% will be charged at normal rates for the normal weight and the 30% overload, and at quadruple of the normal rates for the remaining portion.

It is expected that the new toll rates may slightly reduce the total revenue of the Company as compared with the original toll rates.

General Information

This announcement is made pursuant to the requirement under rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirements under rule 2.2 of the listing rules of the Shanghai Stock Exchange.

Board of Directors
Jiangsu Expressway Company Limited

Nanjing, the PRC, 7 January 2005

As at the date of this announcement, the directors of the Company are:
Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jie Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fan Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement of the 10th Session of the Fourth Board of Directors Meeting

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of its board of directors warrant the authenticity, accuracy and completeness of the content of this announcement, and confirm that there are no false representations or misleading statements contained in or material omissions from this announcement, and jointly accept responsibility thereon.

Notice is hereby given that the 10th Session of the Fourth Board of Directors Meeting was held by the Company in the morning on Friday, 18 March 2005 at the Conference Room, 238 Maqun Street, Nanjing, the PRC. There should be 11 directors present and 10 directors were present. Members of the Supervisory Committee and senior management attended the meeting. The meeting was chaired by Mr. Shen Chang Quan. The procedures for convening the meeting were in compliance with the relevant provisions of Company Law and the Articles of Association. The following were considered and approved at the meeting:

1. The report of the board of directors for the year ended 31st December 2004 was approved and the same be present for approval at the annual general meeting to be convened on 18th May 2005;

2. The audited accounts and the auditors' report for the year ended 31st December 2004 were approved and the same be present for approval at the annual general meeting to be convened on 18th May 2005;

3. The distribution scheme in respect of the final dividends of the Company for 2004 was approved and the same be present for approval at the annual general meeting to be convened on 18th May 2005:

   With reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu: The Company achieved a net profit amounted to RMB826,724,975 under PRC Accounting Standards and a net profit after taxation of RMB997,139,000 under Hong Kong Generally Accepted Accounting Principles ("HK GAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HK GAAP, the lower one prevails. After

appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB547,036,108 as at the beginning of the year, the total distributable profit amounted to RMB1,214,598,588. The Company recommended a final dividend of RMB0.145 per share (inclusive of tax);

4. The proposed profit distribution scheme of the Company for 2005 was approved:

   For the year 2005, the Company will pay cash dividends once, the amount of which would represent not less than 50% of the net profit for the same year;

5. The appointments of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and international auditors for the financial year 2005 were approved. Their remuneration was fixed at RMB1.30 million per year and will be submitted to the annual general meeting which will be held on 18th May 2005 for consideration;

6. Election of directors:

   (1) Mr. Hong Yin Xing has tendered his resignation from the office of an independent non-executive director due to business engagement. His contribution to the Company during his office was appreciated;

   (2) The proposed appointment of Mr. Fan Chong Lai as an independent non-executive director of the Company; the proposed resolution will be submitted to the annual general meeting to be held on 18th May 2004 for approval;

7. The 2004 annual report and the results announcement were approved;

8. The Notice of 2004 Annual General Meeting to be convened on 18th May 2005 and its relevant matters were approved.

Enclosures: 1. Declaration made by the person who nominates the independent director of the Company

2. Declarations made by the candidate for the post independent director

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 18th March 2005

Enclosure 1:

Declaration made by the person who nominates the independent director of the Company

Jiangsu Expressway Company Limited (the "Company"), the nominating party, hereby makes a declaration to the public concerning the nomination of Mr. Fan Chong Lai as independent director of the Fourth Board of Directors of the Company (the "Candidate"). The Candidate does not have any relationship with the Company that will affect his independence. The details of the declaration are as follows:

The nomination is made upon thorough understanding of the profession, academic qualification, title, work experience and all part-time positions of the Candidate. The Candidate has agreed in writing to be an independent director of the Fourth Board of Directors of the Company. (The Declaration made by the proposed independent director is attached hereto as an enclosure). The nominating party considers the Candidate:

1. eligible to be a director of any listed company pursuant to the laws, administrative regulations and other relevant requirements;

2. has fulfilled with the requirements of appointment for the position in accordance with the Articles of Association of the Company;

3. satisfy the standard of independence as required by the "Guiding Opinions on the Establishment of the System of Independent Directors in the Listed Companies" issued by the China Securities Regulatory Commission:

    1) neither the Candidate, nor his immediate family members and major social associates work in the Company or any of its subsidiaries;

    2) neither the Candidate nor any of his immediate family members is a shareholder of the Company who directly and indirectly holds 1% or more of the issued share capital of the Company, or among the top ten shareholders of the Company;

    3) neither the Candidate nor any of his immediate family members is working for any corporate shareholder which directly and indirectly holds 5% or more of the issued share capital of the Company, or for any of the top five corporate shareholders of the Company;

    4) the Candidate does not fall into any of the above 3 categories in the most recent year;

    5) the Candidate is not involved in the provision of financial, legal, management consultancy and technical consultancy services to the Company and its subsidiaries.

4. does not act as an independent director for more than five listed companies, including the Company.

The nominating party hereby warrants that the above declaration is true, complete and accurate and does not contain any false or misleading statement. The nominating party completely understands the possible consequence of providing a false statement.

The nominating party: Jiangsu Expressway Company Limited
Board of Directors
(sealed)

Nanjing, 16th March 2005

Encloure 2:

Declarations made by the candidate for the post independent director

Fan Chong Lai, the declarant, being nominated as an independent director of the Fourth Board of Director of Jiangsu Expressway Company Limited (the "Company"), hereby declares to the public that there is no connection between the Company and the declarant that will affect his independence as an independent director of the Company. The specific declaration is as follows:

1. Neither the declarant nor any of my immediate family members and major social associates works in the Company or any of its subsidiaries;

2. Neither the declarant nor any of my immediate family members directly and indirectly holds 1% or more of the issued share capital of the Company;

3. Neither the declarant nor any of my immediate family members is among the top ten shareholders of the Company;

4. Neither the declarant nor any of my immediate family members works for any corporate shareholder which directly and indirectly holds 5% or more of the issued share capital of the Company;

5. Neither the declarant nor any of my immediate family members works in the top five corporate shareholders of the Company;

6. The declarant does not fall under any of the circumstances as described in the five items above in the recent year;

7. The declarant is not involved in the provision of financial, legal, management consultancy or technical consultancy services to the Company or any of its subsidiaries;

8. The declarant did not receive any undisclosed additional benefits from the Company, its substantial shareholders or other interested organizations and officers;

9. The declarant fulfills the requirement of appointment for the position in accordance with the Articles of Association.

In addition, the declarant has not been appointed as an independent director for more than five listed companies, including the Company.

The declarant fully understands the duties as an independent director and warrants that the above declaration is true, complete and accurate and does not contain any false or misleading statement. The declarant completely understands the possible consequence of providing a false statement. The Shanghai Stock Exchange may consider my eligibility and my independence in accordance with this declaration. During the term of office as the Company's independent director, the declarant shall comply with the regulations, requirements and notices issued by the China Securities Regulatory Commission and requirements of the listing rules of the Shanghai Stock Exchange and subject to the

surveilliance of the Shanghai Stock Exchange. I shall ensure that I have adequate time and effort to perform my duties. I shall make independent judgments without any influence from the substantial shareholders, actual effective controlling parties or other interested organizations or individuals.

The Declarant: Fan Chong Lai

Nanjing, 16th March 2005

Please also refer to the published version of this announcement in South China Morning Post.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement of the 6th Session of the Fourth Supervisory Committee Meeting

This announcement is made pursuant to Rule 13.09 of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the 6th session of the Fourth Supervisory Committee Meeting was held by the Company in the morning on Friday, 18th March 2005 at the conference room of the Company, 238 Maqun Street, Nanjing, the PRC. There should be 5 supervisors present and 5 were present. The meeting was chaired by Mr. Zhou Jian Qiang. The procedures taken to convene the meeting were in compliance with the relevant provisions of the Company Law and the Articles of Association.

After taking a vote, all supervisors who attended the meeting approved the following matters:

1. The Report of the Supervisory Committee for the year ended 31st December 2004 was considered and approved and the same be present for approval at the annual general meeting to be convenat on 18th May 2005;

2. The Annual Report for 2004 and its summary were considered and approved.

Supervisory Committee
Jiangsu Expressway Company Limited

Nanjing, the PRC, 18th March 2005

Please also refer to the published version of this announcement in South China Morning Post.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement
Delay in the appointment of Qualified Accountant

As at the date of this announcement, the Company has not employed a qualified accountant. Nevertheless, the Company has appointed Mr. Yim Hing Wah, an associate of the Hong Kong Institute of Certified Public Accountants, to assist the Manager of the Finance and Accounting Department of the Company to discharge the obligations of the qualified accountant under Rule 3.24. An application has been made for a waiver from the full compliance of Rule 3.24. Further announcement will be made upon notification of the Stock Exchange on the result of the waiver application.

Pursuant to the rule 3.24 ("Rule 3.24") of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), Jiangsu Expressway Company Limited (the "Company") is required to appoint a full time qualified accountant with the appropriate professional qualification as set out in Rule 3.24 ("Qualified Accountant"). As at 30 September 2004 and the date of this announcement, the Company did not and has not employed a full time Qualified Accountant. Nevertheless, the Company has appointed Mr. Yim Hing Wah (an associate of the Hong Kong Institute of Certified Public Accountants) to assist Ms Liu Wei, the Manager of the Finance and Accounting Department of the Company, to discharge the obligations of the qualified accountant under Rule 3.24. An application has been made on 30 September 2004 for a three-year waiver from the full compliance of Rule 3.24 on the basis that the Company would engage a qualified person to assist Ms. Liu to discharge the obligations under Rule 3.24. Further announcement will be made upon receipt of the notification from the Stock Exchange on the result of the waiver application. Save as in respect of the above, the Company will endeavour to comply with the requirement of Rule 3.24 as soon as practicable.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 18 March 2005

Directors: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quang, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung*, Fang Keng*, Hong Yin Xing*, Yang Xiong Sheng*

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

NOTICE OF 2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the "AGM") of Jiangsu Expressway Company Limited will be held on Wednesday, 18th May 2005 at 9:00 a.m. at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China for the following purposes:

1. to consider and approve the directors report of the Company for the year ended 31st December 2004;

2. to consider and approve the supervisors report of the Company for the year ended 31st December 2004;

3. to consider and approve the audited accounts and the report from the auditors for the year ended 31st December 2004;

4. to approve the profit distribution scheme in respect of the final dividends for the year ended 31st December 2004:

   with reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu, the Company recorded a net profit amounted to RMB826,724,975 under the PRC Accounting Standards and a net profit after taxation of RMB997,139,000 under Hong Kong Generally Accepted Accounting Principles (the "HK GAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HKGAAP, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB547,036,108 as at the beginning of the year, the total distributable profit amounted to RMB1,214,598,588. The Company recommended a final dividend of RMB0.145 per share (inclusive of tax);

5. to consider and appoint Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company PRC and international auditors for the financial year 2005 and to fix the aggregate annual remuneration at RMB1.30 million;

6. to consider and appoint Mr. Fan Chong Lai as an independent non-executive director of the Company and to approve the service contract to be entered into between Mr. Fan and the Company for a term commencing on the date of the AGM until the date of the AGM to be held in the year 2008 with an annual renumeration of RMB40,000 (after tax);

Attachment:

1. **Biography of Candidate for Director**

By order of the board
Yao Yongjia
Secretary to the Board

Nanjing, China, 1st April 2005

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 18th April 2005 shall be entitled to attend the AGM after completing and returning to the Company the confirmation slip attached to the annual report to which this notice forms part prior to 28th April 2005. Further details are set out in the confirmation slip and explanation thereto.

(2) **Registration of transfers of H shares will be suspended by the Company from 18th April 2005 to 18th May 2005 (both days inclusive).** Holders of H shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, at 17th Floor, Hopewell Centre, 183 Queen's Road East, no later than 4:00 p.m. on Friday, 15th April 2005. Registration date of equity interests, method and time of the declaration of dividends for holders of A shares will be otherwise notified.

(3) A shareholder who has the right to attend and vote at the AGM is entitled to appointed a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the AGM.

(4) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorisation together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the AGM. The form of proxy for use at the AGM will be despatched to shareholders.

(5) The AGM will last for half day. Shareholders attending the AGM will be responsible for their own accommodation and travelling expenses.

(6) Address: Secretary's Office, 27th Floor, Jiangsu Communication Building, 69 Shigu Road, Nanjing, the PRC.
Postal Code: 210004
Tel: 8625-84200999 (ext. 4705, 4706, 4716)
Fax: 8625-84466643

(7) All resolutions will be passed by way of poll.

Biography of Candidate for Director

Mr Fan Chong Lai: born in 1962, tutor for doctoral candidates and a renowned economist nation wide. Mr. Fan was a teaching assistant of the Economics Faculty of the Business School at Nanjing University in 1983 and an instructor in 1988. He has been professor and department head of the Economics Faculty of the Business School at Nanjing University since 1996. Mr. Fan is currently Deputy Dean of the Business School at Nanjing University, Vice Chairman of Jiangsu Finance Association and Vice Chairman of the Jiangsu Investment Association. Mr Fan has long been engaged in teaching and research of Monetary finance, corporate finance and capital markets. He is knowledgeable in economic theories. He has received numerous national awards honouring his contribution as an expert. In 2003, he was awarded the "National Higher Education Professional" by the State's Education Department.

The directors of the Company as at the date of this notice are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Xie Jia Quang, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung*, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.

* *independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.